Form 20-F
period 1997-12-31
SPARKLING SPRING WATER GROUP LTD; NATURAL WATER LTD; AQUAPORTE LTD UK; MARLBOROUGH EMPLOYMENT LTD; WATER AT WORK LTD; CANADIAN SPRINGS WATER CO LTD; SPARKLING SPRING WATER LTD UK; SPARKLING SPRING WATER LTD /; SPRING WATER INC; CULLYSPRING WATER CO INC
filed 1998-06-16
CIK 1050760, 1051936, 1051937, 1051938, 1051939, 1051940, 1051941, 1051942, 1051944, 1051945

UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.
                            20549

                          FORM 20-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
           OF THE SECURITIES EXCHANGE ACT OF 1934

                             OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended  December 31, 1997

                             OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

         For the transition period from           to

                   Commission file number


            SPARKLING SPRING WATER GROUP LIMITED
   (Exact name of Registrant as specified in its charter)

               Province of Nova Scotia, Canada
       (Jurisdiction of incorporation or organization)

                     One Landmark Square
                     Stamford, CT  06901
                       (203) 325-0077
          (Address of principal executive offices)

For information regarding Additional Registrants, see "Table of Additional Registrants."

Securities  registered  or  to  be  registered  pursuant  to
Section 12(b) of the Act.

                            None


Securities  registered  or  to  be  registered  pursuant  to
Section 12(g) of the Act.

                            None


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

        11.5% Senior Subordinated Notes due 2007 and Guarantees of 11.5% Senior Subordinated Notes due 2007
                      (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                             N/A


Indicate by check mark whether the registrant (1) has filed
all reports required to be filed by Section 13 or 15(d) of
the Securities Exchange Act of 1934 during the preceding 12
months (or for such shorter period that the registrant was
required to file such reports) and (2) has been subject to
such filing requirements for the past 90 days.
                Yes               No  X
                    -----           -----

Indicate by check mark which financial statement item the registrant has elected to follow.

              Item 17           Item 18  X
                     -----             -----

                    TABLE OF ADDITIONAL REGISTRANTS

                                                           Primary
                                         State or other    Standard
                                         jurisdiction of   Industrial
Exact name of registrant as specified    incorporation of  Classifi-
in its charter                           organization      cation Code
                                                           Number

Sparkling Spring Water Limited           Nova Scotia         5149
Spring Water, Inc.                       Delaware            5149
Cullyspring Water Co., Inc.              Washington          5149
Crystal Springs of Seattle, Inc.         Delaware            5149
Crystal Springs Drinking Water, Inc.     Washington          5149
Crystal Springs Acquisition, Inc.        Delaware            5149
Mountain Fresh Acquisition Corp.         Delaware            5149
Water Jug Enterprises Limited            Nova Scotia         5149
Withey's Water Softening &               Nova Scotia         5149
  Purification Ltd.
Aqua Care Water Softening &              Nova Scotia         5149
  Purification Inc.
High Valley Water Limited                Nova Scotia         5149
3003969 Nova Scotia Limited              Nova Scotia         5149
Coastal Mountain Water Corp.             British Columbia    5149
Canadian Springs Water Company Limited   Nova Scotia         5149
Sparkling Spring Water UK Limited        UK                  5149
Aquaporte (UK) Limited                   UK                  5149
Marlborough Employment Limited           Scotland            5149
Water at Work Limited                    Scotland            5149
Natural Water Limited                    Scotland            5149


     The address, including zip code and telephone number, including area code, of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the facing page of this Report.

Exchange Rate Data

     The following table sets forth for both Canadian dollars and British pounds sterling for the periods indicated, the high and low exchange rates (i.e., the highest and lowest exchange rate at which each currency was sold), the average exchange rate (i.e., the average of each exchange rate on the last business day of each month during the applicable period) and the period end exchange rate of each currency in exchange for the U.S. dollar, as calculated from the inverse of the exchange rates reported by the Federal Reserve Bank of New York for cable transfers payable in Canadian dollars and British pounds sterling for customs purposes.

                                  Year ended December 31,

                          1993         1994     1995      1996         1997

Canadian Dollar

High for period           0.807       0.764     0.753     0.753        0.749

Low for period            0.742       0.710     0.710     0.721        0.695

End of period             0.757       0.713     0.733     0.730        0.700

Average for period        0.775       0.732     0.728     0.733        0.722

British Pound Sterling

High for period           1.593       1.643     1.641     1.711        1.7115

Low for period            1.418       1.460     1.527     1.497        1.5797

End of period             1.480       1.564     1.552     1.705        1.642

Average for period        1.501       1.531     1.578     1.560        1.638

            SPARKLING SPRING WATER GROUP LIMITED

                      TABLE OF CONTENTS
                                                              Page
PART I

ITEM 1.     DESCRIPTION OF BUSINESS                             2

ITEM 2.     DESCRIPTION OF PROPERTY                            17

ITEM 3.     LEGAL PROCEEDINGS                                  18

ITEM 4.     CONTROL OF REGISTRANT                              18

ITEM 5.     NATURE OF TRADING MARKET                           19

ITEM 6.     EXCHANGE CONTROLS AND OTHER                        20
            LIMITATIONS AFFECTING SECURITY HOLDERS

ITEM 7.     TAXATION                                           20

ITEM 8.     SELECTED FINANCIAL DATA                            21

ITEM 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS               23
            OF FINANCIAL CONDITION AND RESULTS OF
            OPERATIONS

ITEM 9A.    QUANTITATIVE AND QUALITATIVE                       30
            DISCLOSURES ABOUT MARKET RISK

ITEM 10.    DIRECTORS AND OFFICERS OF REGISTRANT               31

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS             34

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM                34
            REGISTRANT OR SUBSIDIARIES

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN                  35
            TRANSACTIONS

PART II

ITEM 14.    DESCRIPTION OF SECURITIES TO BE                   N/A
            REGISTERED (INTENTIONALLY OMITTED)

PART III

ITEM 15.    DEFAULTS UPON SENIOR SECURITIES                    38

ITEM 16.    CHANGES IN SECURITIES, CHANGES IN                  38
            SECURITY FOR REGISTERED SECURITIES AND
            USE OF PROCEEDS

PART IV

ITEM 17.    FINANCIAL STATEMENTS                              N/A
            (INTENTIONALLY OMITTED)

ITEM 18.    FINANCIAL STATEMENTS                               39

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS                  39

            (a)  Financial Statements                          39

            (b)  Exhibits                                      39

                                PART I


     Unless indicated otherwise, all references in this Report to the Company refer collectively to Sparkling Spring Water Group Limited and its direct and indirect subsidiaries.

     For purposes of this Annual Report, all references to dollar amounts are expressed in United States dollars unless otherwise specified. All references in this Report to "EBITDA" mean operating profit plus depreciation and amortization and references to "CAGR" mean compound annual growth rate. Unless otherwise indicated, all statistical data and information contained in this Report is as of December 31, 1997.

     Statements included in this Report that do not relate to present or historical conditions are "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the Safe Harbor provisions of the 1995 Reform Act irrespective of whether the 1995 Reform Act is applicable to the Company as a "foreign private issuer." See Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction

     Sparkling Spring Water Group Limited ("Sparkling Spring" and together with the Additional Registrants named herein, the "Company") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water and rental water coolers to home and office markets in British Columbia and the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States.

     On December 23, 1997, Sparkling Spring filed a Registration Statement on Form F-4 (Registration No. 333-43061) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") with respect to the registration of its 11.5% Senior Subordinated Notes due 2007 (the "Notes") and the registration of the Guarantees ("Guarantees") on a subordinated basis by Sparkling Springs' existing
and future subsidiaries (the "Subsidiary Guarantors").   The
Registration Statement was declared effective on April 1, 1998. The Company is a "foreign private issuer" within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act").



ITEM 1.   DESCRIPTION OF BUSINESS

Background

     Sparkling Spring Water Limited ("SSWL"), a wholly-owned subsidiary of Sparkling Spring, was founded in 1971 in Halifax, Nova Scotia to operate in the bottled water industry. In 1988, a controlling interest in the Company was acquired by Maritime Beverages Limited ("MBL"), a Pepsi-Cola bottler, which was managed by G. John Krediet, Kent Dillon Schickli, and Stephen L. Larson, principals of C.F. Capital Corporation ("CFCC"), an investment and management company. When MBL sold its soft drink bottling holdings to Pepsi-Cola Canada Limited in 1992, Messrs. Krediet and Larson retained their ownership of SSWL. Mr. Schickli left CFCC in 1992 and rejoined the Company as Chief Financial Officer on April 3, 1998.

     Sparkling Spring is one of the world's largest providers of bottled water delivered directly to residential and commercial markets. The Company's primary focus is on the bottling and delivery of high quality drinking water in five-gallon and six-gallon bottles to homes and offices, and the rental of water coolers. The Company's strategy has been to achieve significant market positions in a number of markets and thereby realize the operating leverage that can be obtained once a distribution system is established. Based upon its own internal estimates, the Company believes it has approximately 52% market share in British Columbia, 70% in the Maritime Provinces, 22% in the United Kingdom, 65% in Scotland, 44% in Oregon and 20% in Washington. The Company believes it is the market share leader in each of these markets, except in Washington where it believes it is the second largest provider. By virtue of its leadership position in its markets, the Company benefits from several competitive advantages over smaller operators, including more efficient distribution operations, purchasing synergies, quality customer service and well-established infrastructure. Management believes the Company's leadership in each of its served markets creates a significant barrier to entry for prospective competitors.

     Company sales by geographic market for each of the past three fiscal years are as follows:



                                1995           1996          1997

Canada                      $ 5,061,581    $15,363,998    $19,416,108
United Kingdom               10,287,533     11,962,351     17,658,190
United States                    --             --          4,999,586

                            $15,349,114    $27,326,349    $42,073,884

     The Company delivers bottled water to a base of approximately 115,000 water coolers in its served markets consisting of approximately 91,900 customers who rent water coolers from the Company and 23,100 customers who own their coolers. Rental customers typically sign a one-year contract, providing the Company with a stream of relatively stable revenue from both a monthly cooler rental charge and the sale of bottled water. Water only customers generate revenue through the sale of bottled water and ancillary services such as cooler repairs. The Company believes that direct delivery water cooler companies enjoy several advantages over retailers of bottled water. Customers suffer inconvenience and potentially incremental cost if they choose to switch from one water cooler company to another. In addition, direct delivery water cooler operators such as the Company have made significant capital investments in inventories of water coolers and bottles, a truck fleet and bottling facilities. Management believes the capital intensity of the water cooler business and the complexity of direct delivery provide a second significant barrier to entry.

     The Company has a history of completing and integrating acquisitions, having made fifteen acquisitions since 1993. These acquisitions have enabled the Company to rapidly expand into attractive markets and increase production capacity. In addition to completing the acquisitions of fast-growing bottled water companies, management has improved the operations and profitability of each acquired company. For four acquired companies for which the Company has comparable full-year pre-acquisition and post-acquisition data, revenue and EBITDA increased, on average, by 18.5% and 64.0%, respectively, in the first year after the acquisition. Management believes its reputation as an experienced and well-capitalized industry consolidator facilitates its access to additional acquisition candidates and generates unsolicited offers from prospective sellers. Since January 1, 1997, the Company has completed ten acquisitions through which it entered the attractive U.S. bottled water market and expanded its leadership positions in Canada and the United Kingdom.

     The results of both significant internal growth and the execution of the Company's acquisition strategy are evidenced by the growth in the Company's revenue and EBITDA over the past five years. Revenue increased at a CAGR of 61.6% from $3.8 million in 1992 to $42.1 million in 1997. Over the same period, EBITDA increased at a CAGR of 83.1% from $0.5 million to $11.2 million, with EBITDA margins increasing from 14.3% to 26.7%. See Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The Company is led by an experienced senior management team whose members average more than 13 years in the beverage industry. A trust for the benefit of G. John Krediet, the Chairman of Sparkling Spring, and his children, owns 50.9% of the common stock ("Common Stock") of Sparkling Spring after giving effect to the Reorganization as described later in this Report. Mr. Krediet successfully executed a consolidation of Canadian Pepsi-Cola bottlers and, together with other senior management, identified the bottled water consolidation opportunity. Mr. Schickli assisted Mr. Krediet in the Canadian Pepsi-Cola consolidation in the late 1980's and early 1990's and has significant experience in the acquisition of beverage businesses and as chief financial officer of mid size beverage operations. Stewart E. Allen, President of SSWL since 1992, has managed the operations of the business focusing on profitably increasing the penetration levels in each of its markets. Mr. Allen previously served as Vice President of Sales and Marketing for Maritime Beverages Limited, the Pepsi-Cola business, prior to assuming the Presidency of SSWL. See Item 10 - Directors and Officers of Registrant.

Industry Overview

     Bottled water continues to be one of the fastest growing segments of the U.S. beverage industry for the past ten years, generating $3.6 billion of sales in 1996. According to Beverage Marketing Corporation, the U.S. bottled water market experienced a CAGR of 8.5% from 1986 to 1996, and is projected to grow at a slightly lower CAGR of 7.3% between 1996 and 2001. Bottled water volume in the U.S. increased from
629.7 million gallons in 1980 to 3.1 billion gallons in 1996, and is projected to reach 4.4 billion gallons in 2001. Furthermore, per capita bottled water consumption quadrupled from 1980 to 1996 with annual consumption in the U.S. increasing from 2.8 gallons per capita in 1980 to 11.7 gallons per capita in 1996. The projected per capita consumption is expected to reach 15.8 gallons in the U.S. by the year 2001. The water cooler segment generated approximately $1.2 billion of sales in 1996 or 1.2 billion gallons, representing 38.5% of the total U.S. bottled water market. The U.S. water cooler market experienced a CAGR of 3.9% between 1990 and 1996, and is projected to grow at an annual rate of 6.5% from 1996 to 2001, reaching 1.6 billion gallons by 2001.

     According to Zenith International Ltd., the bottled water market in the U.K. generated (pound)400.0 million of sales in 1996, experienced a CAGR of 11.6% from 1990 to 1996, and is projected to grow at an annual rate of 9.0% between 1996 and 2000. Bottled water volume has increased from 111.0 million gallons in 1990 to approximately 214.0 million gallons in 1996 and is projected to reach 302.0 million gallons by the year 2000. Annual consumption of bottled water in the U.K. has increased from 1.9 gallons per capita in 1990 to 3.6 gallons per capita in 1996 and is projected to grow to 5.1 gallons per capita by 2000. The water cooler segment generated approximately (pound)65.0 million or 25.1 million gallons, representing 11.7% of the total U.K. bottled water market in 1996, increasing from 3.5% in 1990. In addition, the U.K. water cooler market experienced a CAGR of 36.8% between 1990 and 1996, and is projected to grow at a CAGR of 13.9% from 1996 to 2000, reaching 42.3 million gallons by the year 2000.

     In Canada, industry figures compiled by the Canadian Bottled Water Association indicate that bottled water consumption totaled 643 million litres in 1997. According to Hidell-Eyster Technical Services Inc., the estimated growth in the Canadian bottled water market was 10% in 1997, with the home and office delivery business growing at 5%. It is estimated that there are 500,000 coolers in Canada or 1.6 coolers for every 100 people. Consumption of bottled water in 1997 was estimated to be 21.2 litres per capita.

     Management believes the strong industry growth has been and will continue to be driven by: (i) concerns related to the quality of tap water sources, (ii) consumer preferences for healthy products,
(iii) taste preferences over tap water and other refreshment beverages and (iv) favorable demographics.

     Tap Water Concerns. The aging of the tap water supply infrastructure and the high cost of adequately maintaining or replacing existing water delivery systems have resulted in an increase of tap water contamination incidences in recent years. Consequently, there has been a decrease in consumers' confidence in the quality of tap water, accompanied by an increase in consumption of bottled water. Management believes that this trend will continue.

     Healthy Products. There is a movement toward a healthier lifestyle and the consumption of healthy products. Within the "healthy products" segment, clear or natural colored products are experiencing significant growth. Bottled water is perceived as a product with strong health and fitness appeal.

     Taste Preferences. The taste of tap water is affected by cleaning substances used to filter water. The products used to sterilize tap water, such as chlorine, are safe but often produce an undesirable after-taste and, consequently, many people prefer to drink bottled water.

     Favorable Demographics. Consumption of bottled water is much more prevalent among younger consumers. According to Beverage Marketing Corporation, adults between the ages of 25 and 34 comprise the demographic group most likely to consume bottled water. The Company believes that, as younger consumers age and their purchasing power increases, sales of bottled water will continue to grow.

     The bottled water industry is highly fragmented in North America. The bottled water market is comprised of approximately 2,500 companies generating approximately $4.0 billion of sales. Of these companies, the five largest companies account for approximately 55% of the total market, with the remainder comprised of hundreds of small regional companies. Management believes that the industry will continue to consolidate as (i) operating leverage of the larger companies makes the smaller companies uncompetitive, (ii) succession issues at many smaller, family owned companies lead a number of independent companies to exit the industry, and (iii) pressure to meet improving water quality standards eliminates low quality producers.

     The Company believes that the competitive structure of the water cooler segment favors a larger operator with a successful consolidation track record. As a market leader in the majority of its geographic markets, the Company believes that it is well-positioned to benefit from the growth and consolidation trends in the industry.

Business and Products

     The Company generated approximately 79.2% of its 1997 revenue from the sale of bottled water products for water coolers and the rental of water coolers, 6.0% of its revenue from the sale of bottled water is smaller retailed sized packages and 14.8% of its revenue from related activities including the sale of paper cups, coffee, water filtration devices, water through vending machines and cooler sanitation services.

     Bottled Water. The Company generated approximately 54.6% of its 1997 revenue from the sale of bottled water used in water coolers. Bottled water for water coolers is primarily sold in two sizes: a five-gallon (18 litre) bottle and a six-gallon (22 litre) bottle. In each market, a smaller package (3 gallon or 11 litre) exists for residential customers who may not be capable of lifting the five or six-gallon product or who may have storage constraints. The Company offers water bottles in plastic packaging that facilitates storage, and has non-spill caps. While its pricing varies from market to market and the Company frequently offers promotional discounts in certain markets, the Company charges on average approximately $7 for a five-gallon bottle of water.

     The Company also sells water in smaller retail sized containers such as one gallon, 1.5 litre and 500 ml sizes. In 1997, the Company generated approximately 6.0% of its total revenue from these smaller sized packages.

     The Company primarily markets four types of water: spring, premium drinking, steam-distilled, and fluoridated. The sale of steam-distilled water and fluoridated water accounted for less than 1.0% of the Company's revenue in 1997. Descriptions of each type of water follow:

     Spring Water. Water, which has been naturally filtered by its passage through various geological layers, is drawn from a protected underground reservoir called an aquifer. It can then be either bottled at the source or transported in stainless steel tankers to a more strategically located bottling facility.

     Before bottling, spring water is passed through a micron filter which removes sediment while retaining the natural mineral content of the water. The water is then purified through an industry standard purification process known as ozonation. This sterilization process is over 400 times more effective than chlorination and does not leave a residual taste.

     Premium Drinking Water. This water is drawn from local municipal sources. It is passed through a series of carbon and sand filters, processed by either reverse osmosis or deionization, ozonated and then bottled. Premium drinking water has 99.9% of all impurities removed from it, including its natural mineral content.

     Steam-Distilled Water. This water can be obtained from either a spring or municipal source. The water is then converted to steam. Once the steam condenses it is then ozonated and bottled. Steam-distilled water is similar to premium drinking water since it has 99.9% of all impurities removed.

     Fluoridated Water. Fluoridated water is premium drinking water that has one part per million of fluoride added. It is a niche market product that appeals to families with young children.

     The following table summarizes the Company's operations in its existing markets:


  Region                Principal Products         Brand Names

British Columbia      Premium Drinking Water     Canadian Springs
                      Spring Water
                      Steam-Distilled

Maritime Provinces    Spring Water               Sparkling Springs
                      Distilled Water

United Kingdom        Spring Water               Nature Springs
                      Spring Water               Water At Work

United States         Premium Drinking Water     Crystal Springs
                      Fluoridated Drinking Water
                      Spring Water
                      Premium Drinking Water     Cullyspring
                      Steam-Distilled

     Water Coolers. The Company generated approximately 24.6% of its revenue in 1997 from the rental of water coolers. The Company has a base of approximately 115,000 water coolers in its served markets consisting of approximately 91,900 customers who rent coolers from the Company and 23,100 customers who own their coolers. Rental customers typically sign a one-year contract, providing the Company with a stream of relatively stable revenue from both a monthly cooler rental charge and the sale of bottled water. The Company's large installed customer base creates operating efficiencies by supporting a level of infrastructure that can be leveraged to support incremental cooler installations at an attractive marginal profitability rate. While its pricing varies from market to market and depends on the water cooler selected by the customer, the Company's current average monthly rental charge for its coolers is approximately $12.

     The following table presents management estimates of certain information relating to the Company's cooler base as of December 31, 1997:



                           British    Maritime     United      United
                           Columbia   Provinces    Kingdom     States

Number of Installed         53,241      13,850      25,336      22,610
  Coolers
% Residential Customers       65%         52%          2%         35%
% Commercial Customers        35%         48%         98%         65%

     The Company purchases its water coolers from one of three preferred suppliers and maintains a stock of spare parts at delivery depots. The Company strips down, cleans, and redeploys returned water coolers prior to all new installations. The Company's average cost per water cooler is approximately $150, and the Company estimates that the average life of a water cooler is ten years. The typical pay back period on a water cooler investment (assuming only rental revenue) is approximately 13 months. In the event of termination of the rental agreement, water coolers can be readily redeployed at a relatively low cost to the Company. In addition, in certain markets the Company charges a water cooler collection fee when a customer opts to discontinue purchasing water.

     Other. The remaining 14.8% of the Company's 1997 revenue was generated through the sale of paper cups, cooler sanitation services, coffee delivery, the sale of water filtration devices and the sale of water through vending machines.

Business Strategy

     Bottled water continues to be the fastest growing segment of the beverage industry, growing at a CAGR of 10.5% since 1980 according to Beverage Marketing Corporation. Management believes this growth stems primarily from two sources: (i) consumer dissatisfaction with tap water and (ii) increased consumer health consciousness resulting in the substitution of water for other less-healthy beverages. The Company expects to benefit from the growing demand for quality drinking water by increasing its installed base of water coolers, increasing the water and related products offered through its established distribution system, and continuing to be a leader in the consolidation of the highly fragmented bottled water industry. In particular, the Company expects to continue to pursue the following business strategies:

     Focus on the Water Cooler Segment Within the Growing "Alternative to Tap Water" Market. Management believes that the overall growth of the bottled water industry and the relatively low level of water cooler penetration in Canada and the U.K., in particular, provide the Company with significant growth opportunities. The Company believes that health concerns and problems with the taste and odor of tap water have generated consumer demand for an "alternative to tap water," driving consumers to increasingly rely on bottled water and filtration systems in order to satisfy their drinking water needs. The Company intends to take advantage of this growth in demand by offering a premium product through multiple channels (i.e., direct delivery, retail and filtration systems), with a specific focus on the "direct delivery" water cooler segment.

     Management believes that the water cooler business enjoys higher margins, less competition and greater operating leverage than either the retail bottled water or the water filter businesses. Sales in this segment are generally less price sensitive than retail sales of bottled water because the customer is generally more concerned with service and convenience. In addition, there are inconvenience factors and potentially increased costs associated with switching suppliers. Furthermore, water cooler companies generally have lower advertising costs than companies pursuing retail sales of bottled water because consumers generally do not select a water cooler provider on the basis of brand name. The water cooler business is also generally less competitive than other segments of the bottled water industry due to the relative capital intensity of the operations and direct delivery distribution requirements for its business. Finally, the significant growth potential in the water cooler market and the low levels of water cooler penetration allow industry participants to focus on attracting new customers rather than on capturing market share from competitors.

     Leverage Existing Infrastructure. Due to the significantly fixed distribution system associated with the direct delivery of bottled water in a geographic area, additional operating leverage can be achieved by increasing route density through incremental market penetration. In addition to increasing the overall customer base, the Company expects to continue to benefit as per capita consumption continues to climb with each existing customer consuming more water. Finally, the Company utilizes its route systems to offer products which are complementary to bottled water, including cups, cooler sanitation services, coffee and related products.

     In addition to benefiting from internal growth in its markets, the Company leverages its infrastructure with each acquisition in adjacent or overlapping territories. Specific operating initiatives employed by the Company typically include: (i) maximizing distribution route efficiencies, (ii) consolidating bottling facilities,
(iii) eliminating duplicative administrative costs and (iv) utilizing favorable purchasing opportunities. The Company's existing infrastructure and scale of operations provide an attractive opportunity to continue to add incremental customers at a higher marginal profitability rate. The Company has achieved significant cost savings in its existing operations as reflected in the increase in its EBITDA margin from 14.3% in 1993 to 25.2% in 1996 and 26.7% in 1997.

     Pursue Strategic Acquisitions. The Company has pursued a disciplined acquisition strategy to create value by taking advantage of the consolidation of the highly fragmented bottled water industry. The Company has developed and implemented a "hub and spoke" approach to acquiring companies in new markets by identifying one of the largest bottled water companies as a platform acquisition, and complementing it with smaller fill-in acquisitions in neighboring or overlapping geographic territories. The Company is generally unwilling to enter a market through an acquisition unless the company being acquired is both one of the market share leaders and provides the critical mass and local management talent necessary to act as a platform in that market. While the purchase price paid for a platform company is typically higher than that for a fill-in acquisition (as measured using multiples of first year EBITDA), the Company is able to reduce its average acquisition multiple by opportunistically acquiring "spoke" distribution routes. These spoke acquisitions can be acquired at more attractive prices due to the limited strategic options available to these smaller operators and synergies to be gained by Sparkling Spring from consolidating these companies into the 'platform' business. The Company's recent acquisitions of Cullyspring Water Co., Inc. ("Cullyspring") and Crystal Springs Drinking Water, Inc. ("CSD") demonstrate its plan to continue to expand in the U.S.

     Provide Outstanding Customer Service. The Company believes quality of service and reliability of delivery are the primary competitive factors in the water cooler business. The quality of service is measured by the Company's ability to: (i) reliably deliver bottled water on schedule, (ii) meet customer shortages with the quick delivery of refills, (iii) provide regular maintenance and sanitation of water coolers and (iv) effectively address any other needs of a customer. Management monitors on a monthly basis the Company's customer "churn" rate (its non-renewal rate with respect to its water cooler rental agreements) in an effort to continually enhance customer service. The Company's average churn rate was approximately 2.0% per month in 1997 which management believes is significantly lower than the industry average churn rate.

     Summary of Business Strategy. All four of the above business strategies are presently being pursued by the Company and will continue to be pursued for the foreseeable future. The Company believes that all four business strategies are important to its success, but that leveraging its existing infrastructure and focusing on the "Alternative to Tap Water" market are of the most significance.

Acquisitions

     The Company has expanded its operations through a number of acquisitions designed to consolidate existing markets or enter new markets. The Company has been successful in integrating acquired companies into its existing operations and increasing the profitability of acquired companies through the elimination of duplicative overhead functions, realization of operating and purchasing efficiencies and implementation of the Company's management systems. As a result of these acquisitions, the Company has expanded its leadership position in Canada, entered the attractive U.S. water cooler market and further bolstered its leading presence in the U.K.

     On April 14, 1993, the Company acquired Crystal Springs Limited ("CSL"). CSL served the Cape Breton, Nova Scotia bottled water and cooler rental market. CSL was subsequently merged into SSWL.

     On June 8, 1994, the Company acquired the water cooler division of Buxton Mineral Water Company Limited through Sparkling Spring Water UK Limited ("SSWUK"), a wholly-owned subsidiary of SSWL. The water cooler industry in the U.K. was identified as being much less developed than the North American market and, thus, having a significant growth potential.

     On April 26, 1995, the Company acquired Aquaporte (UK) Limited ("Aquaporte UK"). Aquaporte UK had a predominantly London-based customer list and a depot close to central London. The operation was merged with SSWUK and the combined businesses became the largest water cooler company serving the commercial market in the U.K.

     On January 18, 1996, the Company acquired Canadian Springs Water Company Ltd. ("Canadian Springs"). Canadian Springs is the leading home and office water cooler company in British Columbia, with operations in Vancouver, Victoria, Kelowna and Nanaimo. The acquisition served to consolidate the Company's position in Canada while providing it with access to the fastest growing bottled water market in Canada.

     On May 19, 1996, the Company acquired Water Jug Enterprises
Limited ("Water Jug"). Water Jug, which serves the Kamloops area in British Columbia, has further solidified the Company's market position in British Columbia.

     On January 2, 1997, the Company acquired D & D and Company, Inc., doing business as Mountain Fresh Bottled Water Co. ("Mountain Fresh"). Mountain Fresh is headquartered in Portland, Oregon, and holds the number three position in the Oregon market.

     On January 28, 1997, the Company acquired Withey's Water Softening & Purification Limited ("Withey's Water"). Withey's Water is headquartered in Prince George, British Columbia, and is the dominant supplier of bottled water and filtration systems in the rural market of upper British Columbia. Withey's Water represents a fill-in acquisition, strengthening the Company's already leading presence in the home and office water cooler market in British Columbia.

     On January 30, 1997, the Company acquired High Valley Water
Limited ("High Valley"). High Valley is headquartered in Kelowna,
British Columbia and is comprised of four bottled water distributors.

     On February 5, 1997, the Company acquired Marlborough Employment Agency Limited doing business as "Water At Work". Water at Work is headquartered in Glasgow, Scotland, and is Scotland's largest water cooler company and the fourth largest in the U.K., serving both the Glasgow and Edinburgh markets. The acquisition of Water At Work further bolstered the Company's leadership position in the U.K. market and established its leading presence in the attractive Scottish market.

     On June 4, 1997, the Company acquired the water cooler operations of Soja Enterprises, Inc. ("Soja"). Soja serves the commercial community of Portland, Oregon.

     On June 23, 1997, the Company acquired Crystal Springs Bottled Water Co., Inc. ("Crystal Springs"). Crystal Springs is the second largest five-gallon distributor serving Oregon and is based in Portland. This acquisition provided the Company with greater route density in its established Portland market.

     On October 23, 1997, the Company acquired Cullyspring Water Co., Inc. Cullyspring is a Seattle, Washington based bottled water company focusing on the direct delivery of five-gallon containers to homes and offices and the rental of water coolers.

     On December 17, 1997, the Company purchased all of the outstanding capital stock of Crystal Springs Drinking Water, Inc.
("CSD"). CSD is a Seattle-based bottled water company focusing on the direct delivery of five-gallon containers to homes and offices and the rental of water coolers.

     On February 24, 1998, the Company purchased all of the outstanding capital stock of Coastal Mountain Water Corp. ("Coastal"). Coastal is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of water to residential and commercial customers and the rental of water coolers.

     On May 16, 1998 the Company purchased all of the outstanding capital stock of Krystal Fountain Water Co. Ltd. ("Krystal Fountain"). Krystal Fountain operates primarily in the M25 area in London, England.

The Bottling Process

     The Company draws its spring water from local sources. The spring water is bottled at the source, in the case of the Maritime Provinces, or transported to a Company bottling facility by stainless steel tanker in other locations. Prior to final bottling, the spring water is filtered and ozonated. Ozonation is a process whereby impurities not removed through ordinary filtration are removed through the injection of oxygen. The process involves a special form of oxygen, ozone, which is the strongest disinfectant and oxidizing agent available for water treatment. The added oxygen quickly dissipates and results in tasteless and odorless purification as compared to chlorination. This process is designed to prevent bacteria and other contaminants from being transferred from the spring or the tanker to the finished product.

     In addition to spring water, the Company also produces premium drinking water. The Company accesses local, publicly-available water supplies and processes and purifies the product through reverse osmosis to remove chlorine and other chemicals frequently found in tap water. The product then goes through the ozonation process prior to bottling as premium drinking water.

     The Company has nine bottling facilities located throughout
British Columbia, the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States.

     British Columbia. The Company operates four bottling facilities located in Vancouver, Victoria, Kamloops and Prince George, British Columbia. The Vancouver and Prince George facilities produce both premium drinking water and spring water. The Company transports the spring water from sources located in the Coastal Mountains pursuant to a non-exclusive contract without a fixed term. The bottling line in Victoria is capable of producing both spring water and premium drinking water but currently only produces premium drinking water.

     Maritime Provinces. The Company's bottling line is located in Valley, Nova Scotia, which is also the site of a spring owned by the Company. Water is bottled at the source, processed and distributed to the Company's four depots and distributors in Nova Scotia, New
Brunswick and Prince Edward Island.

     England. The Company operates its bottling operations in a newly-constructed production facility, adjacent to its largest distribution depot, in Buckinghamshire, England. Completed in January 1997, the cost of construction of the new production operation was $1.3 million. The new high speed bottling line installed at the facility is expected to generate significant cost savings in the future. Spring water is purchased from various sources and transported to the bottling line for processing.

     Scotland. The Company operates a bottling line which processes water drawn from a 100-year old well in Dumfries, Scotland. The water is processed and bottled in a bottling line operated by Natural Water Limited, a wholly-owned subsidiary of Sparkling Spring.

     United States. From its Portland, Oregon facilities, the Company processes premium drinking water, as well as spring water shipped from a source in the Cascade Mountains pursuant to a non-exclusive contract without a fixed term. From its Seattle, Washington facility, the Company processes premium drinking water.

     The following table provides certain information regarding the Company's bottling facilities:

    Location               Type of Water       Bottling Capacity

Vancouver, British        Premium Drinking    490 bottles per hour
  Columbia                Spring
                          Steam Distilled

Victoria, British         Premium Drinking    225 bottles per hour
  Columbia

Kamloops, British         Premium Drinking    300 bottles per hour
  Columbia

Prince George, British    Premium Drinking    125 bottles per hour
  Columbia                Spring

Valley, Nova Scotia       Spring              485 bottles per hour
                          Distilled

Buckinghamshire, England  Spring              1,200 bottles per hour

Glasgow, Scotland         Spring              200 bottles per hour

Portland, Oregon          Premium Drinking    600 bottles per hour
                          Fluoridated Drinking
                          Spring

Seattle, Washington       Premium Drinking    425 bottles per hour
                          Steam Distilled

Sales and Marketing

     The Company markets its products principally through telephone directory yellow page advertisements, newspaper advertisements, mall shows, coupons, product sponsorship programs, direct mail, radio commercials and various referral programs which are supported by the efforts of approximately 113 salaried sales and marketing personnel. Almost half of the Company's new customers are derived from incoming telephone calls resulting from yellow page advertisements, the key advertising vehicle for the Company. To supplement this effort, the Company's marketing team solicits potential new customers in specific geographical areas in which the Company desires to increase the density of existing routes or in which it desires to establish new routes. A potential new customer may be offered various introductory promotions including a free trial offer. The Company's marketing activity emphasizes the benefits of bottled water, the convenience of a water cooler as well as the associated regular delivery of bottled water and, to a lesser extent, the creation of brand awareness.

     An important part of the Company's sales, marketing and customer service strategy is its focus on retaining customers. The Company experienced a relatively low average churn rate of its water cooler rental agreements of 2.0% per month in 1997, which management believes is significantly lower than the industry average. The Company has also generally lowered the churn rate of the businesses it has acquired. Its primary strategy for minimizing its churn rate is a focus on outstanding customer service. In addition, the Company employs certain strategies to retain customers who indicate they wish to discontinue receiving bottled water. Customer service representatives are compensated for the customers they help to retain.

Distribution

     As of December 31, 1997, the Company owned or leased approximately 150 trucks and employed 215 people in its distribution operations. The average cost per new truck is approximately $55,000, and the Company generally delivers to neighborhoods within a ninety minute drive from its distribution centers. Each truck has a useful life of 7 to 12 years and can hold 120 to 300 five- or six-gallon bottles. The Company's drivers are generally paid on a per-delivered-bottle basis, promoting efficiency and higher utilization of the delivery trucks. On average, a truck driver services approximately 1,000 customers. The average customer typically receives delivery once every two weeks. In addition, the Company's drivers actively generate sales and are compensated for each new customer contract they originate.

     Management believes that one of the most important success factors in the delivered bottled water business is delivery route efficiency. Route efficiency is the critical cost factor in the water cooler business, as the average cost of local delivery per bottle is over four times the cost of preparing one bottle for distribution. However, the marginal distribution cost of an additional bottle on an existing route is relatively low.

Competition

     The Company competes in the "alternative to tap water" market in two areas. First, it competes directly with other home and office delivery bottled water companies in its geographic markets. This segment is highly fragmented with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. The Company believes it has a leading market share position in England and Scotland in the U.K., British Columbia and the Maritime Provinces of Canada, and Oregon in the U.S. Furthermore, management believes it has a second market share position in the state of Washington. Management believes that its access to capital, professional management, and sophisticated reporting and accounting systems are equal to or greater than those of its local competitors in these markets. The Company believes quality of service and reliability of delivery are the primary competitive factors in the water cooler business. Additionally, the Company believes that the capital intensity of its operations creates significant barriers to entry.

     The Company also competes indirectly with companies that distribute water through retail stores and vending machines. Management believes that the competitive advantage of water coolers over these alternative distribution channels is primarily based on the convenience of home or office delivery and, to a lesser extent, price. Similarly, the Company competes with providers of on-premises water filtration systems, including systems distributed through retail outlets, which the Company believes are aimed at less affluent consumers. In certain markets the Company itself markets and provides on-premises water filtration systems.

     The "alternative to tap water" industry also includes a number of well-established, well-capitalized companies, most of which do not currently compete directly in the Company's markets. These include Nestle S.A., which owns Perrier and the Perrier Group of America. Perrier Group of America operates the Arrowhead, Poland Spring, Zephyrills, Ozarka, Oasis and Great Bear brands. Suntory owns Belmont Springs, Hinkley & Schmitt, Crystal, Kentwood, and Polar. BSN Group owns the Evian and Dannon brands and also operates the Crystal Spring (Toronto), Spring Valley, and Laurentian businesses. McKesson Corporation operates the Sparkletts business. Ionics Incorporated operates the Aquacool businesses. In addition, United States Filter Corp. and Culligan Water Technologies Inc. compete in the water filtration segment.

Customers

     The Company has grown from a base of approximately 8,000 water coolers in 1991 to a base of approximately 91,900 rental and 115,000 total customers as of December 31, 1997. No customer accounted for more than 1.0% of the Company's revenue in 1997. Approximately 65% of the Company's revenue in 1997 was derived from sales to commercial establishments, with the balance attributable to residential customers. Substantially all of the Company's U.K. customers are commercial establishments. The Company's commercial customers include not only large established businesses, but also smaller regional and local shops, offices, warehouses and production facilities. The Company's customers include British Rail, British Telecom, the Bank of Scotland, Heathrow Airport, National Westminster Bank, Nike, Toronto Dominion Bank and the Canadian Pacific Railway. Management believes that the diversity of its customer base protects the Company from reliance on any one customer or a particular industry segment. In addition, the Company has a number of short term bottling contracts with independent beverage companies, including Sobey's and Pepsi-Cola, as well as with supermarkets such as Fred Meyer, Inc. and Safeway, Inc.

Employees

     As of December 31, 1997, the Company had approximately 523 full-time employees, of which 113 were in sales and services, 215 in distribution, 114 in production and warehouse and 81 in administration. The workforce is non-unionized and temporary workers are used during peak demand periods. The Company believes that it enjoys generally good relations with its employees.

Seasonality

     Bottled water sales are subject to seasonal variations with decreased sales during cold weather months and increased sales during warm weather months. Water cooler rentals are typically paid monthly and mitigate the seasonal effect of water sales.

Foreign Operations

     For the year ended December 31, 1997, 46.2% of the Company's revenue was generated in Canada in Canadian dollars, 42.0% of the Company's revenue was generated in the U.K. in pounds sterling and 11.8% of the Company's revenue was generated in the U.S. in U.S. dollars. In addition, a substantial portion of the expenses incurred by the Company during that period were denominated in currencies other than U.S. dollars. Foreign operations are subject to a number of special risks, including, but not limited to, risks with respect to fluctuations in currency exchange rates, regional and national economic conditions, economic and political destabilization, other disruptions of markets, restrictive actions by foreign governments (such as restrictions on transfer of funds and unexpected changes in regulatory environments), changes in foreign laws regarding trade and investment and foreign tax laws.

     The Company does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks. However, on December 2, 1997, the Company entered into cross currency swap transactions in Canadian dollars ($28 million) and British pounds sterling ($30 million) for the purpose of protecting itself from future foreign currency fluctuations. To date, the Company has entered into no other foreign currency swap transactions.

Regulation

     The Company's operations are subject to various federal, state and local laws and regulations, which require the Company, among other things, to obtain licenses for its business and equipment, to pay annual license and inspection fees, to comply with certain detailed design and quality standards regarding the Company's bottling plant and equipment, and to continuously control the quality and quantity of the water dispensed. Several jurisdictions have regulations that require the Company to obtain certification for its bottled water. The Company believes that it is currently in substantial compliance with these laws and regulations and has passed all regulatory inspections. In addition, the Company does not believe that the cost of compliance with applicable government laws and regulations is material to its business. However, any failure by the Company to comply with existing and future laws and regulations could subject it to significant penalties. Further, governmental laws and regulations are subject to change and there can be no assurance that such laws or regulations will not be modified in a manner that imposes additional costs on the Company or otherwise has a material adverse effect on the Company's financial position or results of operations.

     Each of the Company's operating subsidiaries employs a Quality Control Manager and follows internal, industry and government testing requirements. In addition, all water is ozonated to ensure purity of the Company's product. Ozonation is the government and industry standard for the treatment of water prior to bottling.

     Canada. In Canada, bottled water is considered a food product and, as such, is governed by the Federal Department of Health and Welfare--Health Protection Branch under the Food and Drug Act. The Company's production site is audited annually according to the Good Manufacturing Practices governing such plants. This inspection is performed by the National Sanitation Foundation ("NSF") and the Health Protection Branch.

     The Company is in good standing with the International Bottled Water Association (the "IBWA") and the Canadian Bottled Water
Association (the "CBWA"). The IBWA mandates compliance with strict quality control standards on a global basis. The CBWA is the Canadian chapter of the IBWA.

     United Kingdom. In the U.K., bottled water is governed by the European Union's Mineral Water Directive and Drinking Water in Containers Regulations. In addition, the Company is a member of the Bottled Water Cooler Association (the "BWCA") and the IBWA, both of which play a major role in setting industry standards. The BWCA requires its members to adhere to a Code of Practice and pass an annual quality inspection conducted by an independent third-party organization. The current BWCA plant inspection program is administered by the NSF. The Company believes that it is in good standing with the BWCA.

     United States. In the U.S., bottled water is regulated by the Federal Food and Drug Administration (the "FDA") and follows the Quality Standards, Standards of Identity and Current Good Manufacturing Practices guidelines under the Code of Federal Regulations. As in the case of Canada and the U.K., inspections of the Company's production sites in the U.S. are conducted annually by the NSF.

Environmental Matters

     The Company's operations and properties are subject to a wide variety of federal, state, local and international laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes and the health and safety of employees (collectively, "Environmental Laws"). Such laws, including but not limited to, those under the Comprehensive Environmental Response, Compensation & Liability Act may impose joint and several liability and may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessor as well as to conditions of properties at which wastes or other contamination attributable to an entity or its predecessor have been sent or otherwise come to be located. Based upon its experience to date, the Company believes that it is in substantial compliance with existing Environmental Laws and that any liability for known environmental claims pursuant to such Environmental Laws will not have a material adverse effect on the Company's financial position or results of operations and cash flows. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities.

Recent Developments

     On February 24, 1998, the Company purchased all of the outstanding capital stock of Coastal Mountain Water Corp. ("Coastal") for approximately $4.2 million. Coastal is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of water to residential and commercial customers and the rental of water coolers.

     Effective April 3, 1998, Stephen L. Larson, resigned from his positions as Vice Chairman of the Board of Directors and Chief Financial Officer of Sparkling Spring and as an officer and director of each of its subsidiaries to pursue other business interests.
Mr. Larson will continue to serve as a director of Sparkling Spring. Kent Dillon Schickli replaced Mr. Larson as Chief Financial Officer of Sparkling Spring effective April 3, 1998. See Item 10 - Directors and Officers of Registrant.

     On May 16, 1998 the Company purchased all of the outstanding capital stock of Krystal Fountain Water Co. Ltd. ("Krystal Fountain"). Krystal Fountain operates primarily in the M25 area in London, England.

     On May 26, 1998, the Company closed a $40 million Senior Credit Facility with The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch (collectively, "Toronto-Dominion"). The Senior Credit Facility is for general corporate purposes including working capital, acquisitions and capital expenditure financing. See Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Senior Credit Facility.

ITEM 2.   DESCRIPTION OF PROPERTY

     The Company maintains corporate headquarters in Dartmouth, Nova Scotia and Stamford, Connecticut. The following table sets forth certain information relating to each of the Company's facilities:

                          Size                          Owned/    Lease
Location                 sq. ft.  Purpose               Leased  Expiration

Canada:

Dartmouth, Nova Scotia   14,000   Corporate             Leased   June 2002
                                  Headquarters,
                                  Distribution

Valley, Nova Scotia      14,500   Bottling,             Owned        N/A
                                  Distribution

Sydney, Nova Scotia       4,500   Offices,              Leased    May 1999
                                  Distribution

Moncton, New Brunswick    3,700   Office, Distribution  Leased    June 2001

Saint John, New           4,300   Offices,              Leased    May 2003
  Brunswick                       Distribution

Vancouver, British       19,600   Offices, Bottling,    Leased    Oct. 1999
  Columbia                        Distribution

Victoria, British         7,250   Offices, Bottling,    Leased    Feb. 2003
  Columbia                        Distribution

Nanaimo, British          1,300   Distribution          Leased    Monthly
  Columbia

Kamloops, British        10,000   Offices, Bottling,    Leased    Feb. 2003
  Columbia                        Distribution

                          2,500   Surplus               Leased    May 1999

Prince George, British    7,800   Bottling,             Leased    June 2002
 Columbia                         Distribution

                          2,500   Surplus               Leased    Aug. 1998

United Kingdom:

Tewkesbury, England       8,600   Offices,              Leased    Apr. 2008
                                  Distribution

High Wycombe, England    18,000   Offices,              Leased    Dec. 2006
                                  Distribution

High Wycombe, England    18,000   Bottling              Leased    Dec. 2006

Warrington, England       4,000   Offices,              Leased    Dec. 2002
                                  Distribution

Arklo Road, England       8,000   Offices,              Leased    Oct. 2006
                                  Distribution

Glasgow, Scotland         4,000   Offices,              Leased    June 2004
                                  Distribution

Dumfries, Scotland        4,000   Bottling              Leased    June 2009

Dundee, Scotland          2,000   Offices,              Leased    Feb. 2000
                                  Distribution

United States:

Stamford, Connecticut       675   Offices               Leased    Dec. 1998

Portland, Oregon         30,000   Bottling,             Leased    Oct. 2007
                                  Distribution,
                                  Offices

Portland, Oregon         10,000   Distribution          Leased    June 2000

                          7,000   Bottling, Offices     Leased    June 2002

Seattle, Washington      25,000   Bottling,             Leased    Oct. 2002
                                  Distribution,
                                  Offices

     All of the Company's bottling and distribution facilities, in the opinion of the Company's management, have been adequately maintained, are in good operating condition and generally have sufficient capacity to handle all present sales volume and all sales volume contemplated in the foreseeable future.

ITEM 3.   LEGAL PROCEEDINGS

     The Company is not a party to any litigation other than routine legal proceedings incidental to its business. Management does not expect that these proceedings will have a material adverse effect on the Company.

ITEM 4.   CONTROL OF REGISTRANT

     Gaspar Limited ("Gaspar"), a Barbados corporation wholly-owned by a trust for the benefit of Mr. Krediet and his children, owns 50.9% of the outstanding Common Stock of Sparkling Spring. Clairvest Group, Inc., a Canadian corporation, is the holder of 30.4% of the outstanding Common Stock of Sparkling Spring. As far as known to the Company, the Company is not directly or indirectly owned or controlled by any foreign government.

    Sparkling Spring, Gaspar, Clairvest, Stephen L. Larson, Lucy Stitzer, Stewart E. Allen and certain other shareholders of the Company are parties to a Shareholder Agreement, dated as of October 22, 1997 (the "Shareholder Agreement") which sets forth various arrangements, the operation of which could at a subsequent date, result in a change of control of the Company. For a more detailed discussion of the provisions of the Shareholder Agreement, see Item 13
- Interest of Management in Certain Transactions - Shareholder
Agreement.

Security Ownership Of Certain Beneficial Owners And Management

     The following table sets forth as at December 31, 1997 certain information regarding the ownership of Common Stock of Sparkling Spring after giving effect to the Reorganization and the issuance of non-voting shares to key managers, with respect to (i) each person known by the Company to own beneficially more than 5.0% of the outstanding shares of Common Stock, (ii) each of Sparkling Spring's directors, (iii) each person named in the Summary Compensation Table and (iv) all directors and officers as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned. Unless otherwise indicated, the address for each shareholder is in care of the Company, 19 Fielding Avenue, Dartmouth Nova Scotia, Canada B3B-1C9.

     After giving effect to the Reorganization and the issuance of non-voting shares to key managers, there were outstanding an aggregate of 1,392,688 shares of Common Stock and an aggregate of 252,197 options and warrants to purchase shares of Common Stock. All shares of Common Stock issuable upon exercise of options and warrants are not entitled to vote on matters submitted to a vote of the shareholders of Sparkling Spring.



                       Beneficial Ownership (1)

                                Shares of
Name of Beneficial Owner       Common Stock         Percent

Gaspar Limited                  713,300(2)           50.9%
Bridgetown, Barbados

Clairvest Group Inc.
Toronto, Ontario                423,190              30.4%

G. John Krediet                   8,250(3)           *

Stephen L. Larson               172,996(4)           12.0%

Stewart E. Allen                110,378(5)           7.4%

Lucy M. Stitzer                  94,010              6.8%

Michael Bregman                 --(6)                --

Kenneth B. Rotman               --(7)                --

C. Sean Day                       8,994              *

All Directors and Executive   1,099,678             70.5%
  Officers as a Group (8
  persons)

__________________________
* Less than one percent

(1)Shares of Common Stock which an individual or group has a right to acquire at any time pursuant to the exercise of options or warrants, whether or not currently vested or exercisable, are deemed to be outstanding for the purpose of computing the percentage ownership of that individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Information in this Report regarding the ownership of the Common Stock of Sparkling Spring is calculated in accordance with the foregoing methodology.

(2)Gaspar Limited is a Barbados corporation wholly-owned by a trust organized for the benefit of G. John Krediet and his children.
   Includes 8,250 shares of Common Stock issuable upon exercise of options held by Mr. Krediet.

(3)Includes 8,250 shares of Common Stock issuable upon exercise of options. Does not include shares owned by Gaspar Limited.

(4)Includes 53,787 shares of Common Stock issuable upon exercise of options.

(5)Includes 104,706 shares of Common Stock issuable upon exercise of options.

(6)Excludes 423,190 shares held by Clairvest Group Inc., of which Mr. Bregman, a Director of Sparkling Spring, is the Vice Chairman and a Director, and with respect to which Mr. Bregman disclaims beneficial ownership.

(7)Excludes 423,190 shares held by Clairvest Group Inc., of which Mr. Rotman, a Director of Sparkling Spring, is a Managing
   Director, and with respect to which Mr. Rotman disclaims beneficial ownership.

ITEM 5.   NATURE OF TRADING MARKET

     As of the date of this Report, there is no principal non-United States or United States trading market for the Notes. As at May 31, 1998, approximately $100.0 million principal amount of the Notes were held by approximately 13 recordholders in the United States.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS
          AFFECTING SECURITY HOLDERS

     As at the date of this Report, there are no governmental laws, decrees or regulations in Canada that restrict the remittance of interest or other payments to non-resident holders of the Notes.

ITEM 7.   TAXATION

     The following summary describes the principal Canadian federal income tax consequences generally applicable to a holder of a Note who for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"), and at all relevant times, is a non-resident of Canada, deals at arm's length with the Company, and does not use or hold and is not deemed to use or hold the Note in the course of carrying on a business in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere.

     This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the "Regulations") in force on the date hereof, the Company's understanding of the current published administrative and assessing practices and policies of Revenue Canada, and all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date of this Report (the "Proposed Amendments"). This summary is not exhaustive of all possible Canadian federal tax consequences and, except for the Proposed Amendments, does not take into account or anticipate changes in the law or the administrative or assessing practices of Revenue Canada, whether by judicial, governmental or legislative action or interpretation, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

     The payment by Sparkling Spring of interest, principal or premium, if any, on the Notes (and payments under the Guarantees by a Guarantor that is a resident of Canada for purposes of the Canadian Tax Act) will be exempt from withholding tax under the Canadian Tax Act.

     No other tax on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the holding, sale, redemption or other disposition of the Notes or the receipt of interest, principal or premium, if any, thereon.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY
PARTICULAR HOLDER OF A NOTE. ACCORDINGLY, HOLDERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR
PARTICULAR CIRCUMSTANCES.

ITEM 8.   SELECTED FINANCIAL DATA

     The following selected historical consolidated financial data of the Company for the five years ended December 31, 1997 has been derived from the consolidated financial statements of the Company which have been audited by Ernst & Young, independent public accountants. The information set forth below should be read in conjunction with Item 9 -Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company including the notes thereto, included in Item 18 of this Report.

(dollars in thousands)
                                           Year Ended December 31,
                            1993        1994         1995       1996      1997
Income Statement Data:
  Revenue                  $3,867      $8,725      $15,349    $27,326   $42,074
  Cost of sales             1,139       1,755        2,863      4,676     7,140
  Operating expenses        2,175       5,356        9,041     15,756    23,722
  Depreciation and            438       1,095        1,465      3,842     5,692
    amortization
  Interest expense            228         625        1,294      2,481     5,018
  Net income (loss) before
    extraordinary items       (63)        (94)         411        166    (4,525)
  Net (loss) income          (260)       (238)          19       (307)   (5,358)

Other Data:
  EBITDA (1)              $   553     $ 1,614      $ 3,445    $ 6,894   $11,212
  EBITDA margin              14.3%       18.5%        22.4%      25.2%     26.7%
  Ratio of EBITDA to net
    cash interest expense    2.43        2.58         2.66       2.78      2.21
  Cash provided by (used
    in) operating
    activities                237       1,029        1,491      3,216      (804)
  Cash used in investing    1,476       7,579        4,219     24,168    33,899
    activities
  Cash provided by          1,957       5,926        3,551     22,669    60,005
    financing activities
  Net capital expenditures  1,043       1,257        2,287      6,736     6,038
  Water cooler base        11,181      23,838       30,344     68,614   115,037

Balance Sheet Data:
  Cash and cash           $   731     $    67      $   860    $ 2,231  $ 27,507
    equivalents
  Total assets              5,398      13,835       18,521     44,409   106,999
  Long-term debt (2)        3,227       7,623       11,309     30,474   104,799
  Common shareholders'        755       2,331        2,207      6,772    (8,960)
    equity (deficit)
___________________

(1) "EBITDA" means operating profit plus depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or to incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flow from operations as a measure of liquidity in accordance with generally accepted accounting principles.

(2) Includes amounts due under capital lease obligations and loans payable including current maturities and the Notes.

     The above financial information includes the results of operations of the following companies from their dates of acquisition as follows: Crystal Springs Limited: April 14, 1993; Water Cooler Division of Buxton Mineral Water Company Limited: June 8, 1994; Aquarporte (UK) Ltd.: April 26, 1995; Canadian Springs Water Company
Limited: January 18, 1996; Water Jug Enterprises Limited: May 19, 1996; D&D and Company, Inc.: January 2, 1997; Withey's Water Softening & Purification Limited: January 28, 1997; High Valley Water Limited:
January 30,1997; Marlborough Employment Agency Limited: February 5, 1997; Soja Enterprises, Inc. June 4, 1997; Crystal Springs Bottled Water Co., Inc.: June 23, 1997; Cullyspring Water Co., Inc.: October 23, 1997; and Crystal Springs Drinking Water Inc.: December 17, 1997.

Exchange Rate Data

     The following table sets forth for both Canadian dollars and British pounds sterling for the periods indicated, the high and low exchange rates (i.e., the highest and lowest exchange rate at which each currency was sold), the average exchange rate (i.e., the average of each exchange rate on the last business day of each month during the applicable period) and the period end exchange rate of each currency in exchange for the U.S. dollar, as calculated from the inverse of the exchange rates reported by the Federal Reserve Bank of New York for cable transfers payable in Canadian dollars and British pounds sterling for customs purposes.

                                Year ended December 31,
                         1993    1994     1995     1996    1997

Canadian Dollar
High for period          0.807   0.764    0.753    0.753   0.749
Low for period           0.742   0.710    0.710    0.721   0.695
End of period            0.757   0.713    0.733    0.730   0.700
Average for period       0.775   0.732    0.728    0.733   0.722

British Pound Sterling
High for period          1.593   1.643    1.641    1.711   1.7115
Low for period           1.418   1.460    1.527    1.497   1.5797
End of period            1.480   1.564    1.552    1.705   1.642
Average for period       1.501   1.531    1.578    1.560   1.638

ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the results of operations of the Company should be read in conjunction with Item 8 - Selected Financial Data and the Consolidated Financial Statements of the Company, and the notes thereto, included elsewhere in this Report.

General

     The Company is one of the world's largest providers of bottled water delivered directly to commercial and residential customers in Canada, the United Kingdom and the United States. The Company's revenue is primarily generated from two relatively stable and recurring sources: bottled water sales and the rental and service of water coolers. Additionally, the Company engages in certain related activities. The Company's revenue growth in recent years is primarily attributable to increased water cooler penetration, strategic acquisitions in existing and new geographic territories and higher sales of ancillary products sold through the Company's established distribution channels.

     In 1997, the Company generated approximately 24.6% of its total revenue from the rental of water coolers. The Company typically charges its customers a monthly water cooler rental charge. Total rental revenue is a function of the size of the Company's water cooler base and the monthly cooler rental charge. From December 31, 1995 to December 31, 1997, the Company's water cooler base increased by 279.1% from 30,344 to 115,037. The Company's average monthly cooler rental charge remained relatively stable during this period.

     Revenue from the sale of bottled water to commercial and residential markets, which accounted for 60.6% of the Company's total revenue in 1997, is driven by a number of factors, including the water cooler base, consumption of bottled water per customer and the price charged per bottle of water.

     The remaining 14.8% of the Company's total revenue in 1997 was generated from related activities, including the sale of paper cups, cooler sanitation services, coffee, water filtration devices and water through vending machines. The Company plans to continue these ancillary activities to maximize the profitability of its established distribution system.

     Since 1994, the Company has substantially improved its sales and profitability by increasing its base of water coolers through internal growth and acquisitions. The Company's operations are characterized by relatively high fixed costs due to the significant investment required to establish a bottling and distribution infrastructure. As the Company grows its revenue base by acquiring and consolidating new routes within its existing route structure, operating costs decline as a percentage of revenue. This operating leverage is driven by the following factors: (i) improved route efficiency; (ii) consolidation of production and distribution facilities; (iii) realization of savings from greater purchasing volume; (iv) elimination of duplicative administrative costs; (v) improved management control through centralized accounting and reporting systems; and
(vi) enhanced marketing efficiency. As a result, positive changes in revenue tend to have a larger corresponding impact on EBITDA and operating income. The continued consolidation of production and distribution capabilities is a key component of the Company's business strategy both within its current markets and in any new markets it may enter. Consequently, the Company expects operating expenses to grow at a rate less than that of anticipated revenue growth.

     For certain financial information relating to each of the geographic regions in which the Company operates, see Note 19 to the Notes to Consolidated Financial Statements of Sparkling Spring Water Group Limited included in Item 18 of this Report.

Results of Operations

     The following table sets forth, for the periods indicated, certain statement of operations and other data of the Company.

                                Year Ended December 31
                               1995       1996      1997

Revenue                       100%       100%      100%

Cost of sales                  18.7       17.1      17.0

Operating expenses             58.9       57.7      56.4

EBITDA                         22.4       25.2      26.7

Depreciation and amortization   9.5       14.1      13.5

Interest expense                8.4        9.1      11.9

Net income (loss) before
  extraordinary items           2.7        0.6     (10.8)


Net income (loss)               0.1       (1.1)    (12.7)


Year Ended December 31, 1997 to Year Ended December 31, 1996

     Revenue. Revenue increased $14.8 million, or 54.0%, to $42.1 million in 1997 compared to $27.3 million in 1996. The water cooler base increased by 46,423 or 67.7% to 115,037 compared to 68,614 in 1996. Acquisitions completed in fiscal 1997 provided an increase in the water cooler base of 34,375 and accounted for approximately $11.6 million or 78.7% of the total increase in revenue. The remaining increase in water coolers of 12,048 and revenue of $3.2 million was primarily the result of additional water cooler rentals and bottled water sales in the Company's existing territories and a full year of revenue being recognized in 1997 for the 1996 acquisitions.

     Cost of Sales. Cost of sales increased $2.4 million, or 52.7%, to $7.1 million in 1997 compared to $4.7 million in 1996 largely as a result of the acquisitions completed in 1996 and 1997. Cost of sales as a percentage of revenue decreased slightly to 17.0% in 1997 from 17.1% in 1996.

     Operating Expenses. Operating expenses increased $7.9 million or 50.6% to $23.7 million in 1997 compared to $15.8 million in 1996 as a result of the acquisitions completed in 1996 and 1997. Operating expenses as a percentage of revenue decreased to 56.3% in 1997 from 57.7% in 1996. This decrease as a percentage of revenue was the result of incremental sales volumes being applied to relatively fixed distribution costs; specifically, more efficient utilization of the existing route fleet through increased route density.

     EBITDA. For the reasons stated above, EBITDA in 1997 increased by $4.3 million, or 62.6%, to $11.2 million from $6.9 million in 1996. As a percentage of revenue, EBITDA in 1997 increased to 26.7% from 25.2% in 1996.

     Depreciation and Amortization. Depreciation and amortization expense increased to $5.7 million in 1997 from $3.8 million in 1996. This increase was due to significant increases in fixed assets as a result of the acquisitions consummated in the period, the higher depreciation expense associated with the increased water cooler base, and the standard levels of capital expenditures for existing operations.

     Interest Expense. Interest expense increased $2.5 million or 102.2% to $5.0 million in 1997 from $2.5 million in 1996. This increase was a result of increased borrowings made to fund acquisitions and the issuance of $100 million of Senior Subordinated Notes bearing interest at a rate of 11.5%.

Year Ended December 31, 1996 to Year Ended December 31, 1995

     Revenue. Revenue increased $12.0 million, or 78.0%, to $27.3 million in 1996 compared to $15.3 million in 1995. This increase resulted from the inclusion of approximately $9.9 million of revenue from the following acquisitions completed in 1996: (i) Water Jug, acquired in May 1996, contributed $0.8 million in revenue and 4,200 water cooler customers and (ii) Canadian Springs, acquired in January 1996, contributed $9.1 million in revenue and 29,000 water cooler customers. The remaining $2.1 million, or 17.5%, was primarily the result of 5,070 additional water coolers installed in the Company's existing territories.

     Cost of Sales. Cost of sales increased $1.8 million, or 63.3%, to $4.7 million in 1996 compared to $2.9 million in 1995, largely as a result of the acquisitions completed in 1995 and 1996. Cost of sales as a percentage of revenue decreased to 17.1% in 1996 from 18.7% in 1995 based on the elimination of duplicate expenses in connection with the Company's acquisitions and economies of scale realized from an increase in volume.

     Operating Expenses. Operating expenses increased $6.8 million, or 74.3%, to $15.8 million in 1996 compared to $9.0 million in 1995 as a result of acquisitions completed in 1995 and 1996. Operating costs as a percentage of revenue decreased to 57.7% in 1996 from 58.9% in 1995. This decrease as a percentage of revenue was the result of incremental sales volume being applied to relatively fixed distribution costs; specifically, the Company achieved more efficient utilization of its existing route fleet through increased route density.

     EBITDA. For the reasons stated above, EBITDA in 1996 increased by $3.5 million, or 100.1%, to $6.9 million from $3.4 million in 1995. As a percentage of revenue, EBITDA increased to 25.2% in 1996 from 22.4% in 1995.

     Depreciation and Amortization. Depreciation and amortization expense increased $2.3 million to $3.8 million in 1996 from $1.5 million in 1995. This increase was due to significant increases in the fixed assets as a result of the acquisitions consummated in such period and the standard levels of capital expenditures for existing operations.

     Interest Expense. Interest expense increased $1.2 million, or 91.7%, to $2.5 million in 1996 from $1.3 million in 1995. This increase was a result of increased borrowings made to fund acquisitions, capital expenditures and working capital requirements.

Liquidity and Capital Resources

     Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations, excess cash proceeds from the issuance of the Notes and borrowings under the Senior Credit Facility (see below).

     Excluding funds of approximately $4.6 million used to repurchase options to acquire common shares of the Company, net cash provided by operating activities was $3.8 million for the year ended December 31, 1997 and $3.2 million for the year ended December 31, 1996. Net cash used in investment activities was $33.9 million for the year ended December 31, 1997 and $24.2 million for the year ended December 31, 1996. These amounts relate primarily to eight acquisitions completed in the year ended December 31, 1997 for $27.9 million and three acquisitions completed in 1996 for $17.4 million. Capital expenditures include expenditures related to the addition of bottling lines at existing facilities, construction of new bottling facilities, and the purchase of water bottles, water coolers and delivery trucks. The Company made net capital expenditures of $6.0 million in the year ended December 31, 1997 and $6.7 million in 1996. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $7.5 million in 1998.

     The Company believes that the net proceeds from the sale of the Senior Subordinated Notes together with available cash, cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 1998 as well as some acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that the Company will not require additional financing within this time frame.

The Notes

     Pursuant to a Purchase Agreement dated November 14, 1997, Sparkling Spring sold unregistered 11.5% Senior Subordinated Notes due 2007 (the "Private Notes") in an aggregate principal amount of $100.0 million to BT Alex. Brown Incorporated and NatWest Capital Markets Limited (the "Initial Purchasers") in a transaction not registered under the Securities Act in reliance upon the private offering exemption under Section 4(2) of the Securities Act. The Initial Purchasers subsequently placed the Private Notes with qualified institutional buyers in reliance upon Rule 144A under the Securities Act and with a limited number of accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act). The net proceeds to Sparkling Spring from the sale of the Private Notes, after deduction of discounts and offering expenses, were approximately $96.3 million. Sparkling Spring used approximately $56.5 million of the net proceeds to repay the entire principal amount and accrued interest owing under its existing credit facility and approximately $13.9 million was used in connection with the Reorganization (as defined). The remaining proceeds of the sale of the Private Notes of approximately $25.9 million, was and will be used for general corporate purposes including repayment of some of the Company's outstanding indebtedness and for potential acquisitions.

     Pursuant to a Prospectus dated April 1, 1998, under a Registration Statement declared effective on that date under the Securities Act, Sparkling Spring commenced an offer (the "Exchange Offer") to exchange $1,000 principal amount of its registered 11.5% senior subordinated notes due 2007 (the "Exchange Notes") for each $1,000 principal amount of the Private Notes. The form and terms of the Exchange Notes are identical in all material respects to those of the Private Notes, except for certain transfer restrictions and registration rights relating to the Private Notes and except for certain interest provisions relating to such registration rights. The Exchange Notes also have the same redemption terms as the Private Notes. The Exchange Notes evidence the same indebtedness as the Private Notes and were and will be issued pursuant to, and entitled to the benefits of, an Indenture, dated as of November 19, 1997 governing the Private Notes and the Exchange Notes (the "Indenture").

     The Notes are redeemable at Sparkling Spring's option, in whole or in part, on and after November 15, 2002 at specified redemption prices, plus accrued and unpaid interest to the date of redemption. In addition, at any time on or prior to November 15, 2000, Sparkling Spring, at its option, may redeem up to $30.0 million of the aggregate principal amount of the Notes originally issued with the net cash proceeds of one or more Public Equity Offerings, at a redemption price equal to 111.50% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, provided that at least $70.0 million of the aggregate principal amount of the Notes originally issued remains outstanding immediately following any such redemption.

     Upon a Change of Control (as defined in the Indenture), each holder of the Notes will have the right to require Sparkling Spring to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.

     The Notes are general unsecured obligations of Sparkling Spring and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture). The Notes rank pari passu in right of payment with any future senior subordinated indebtedness of Sparkling Spring and will rank senior in right of payment to all other subordinated obligations of Sparkling Spring. Under the Indenture, Sparkling Spring has the ability to incur additional indebtedness and in May 1998, the Company entered into a Senior Credit Agreement (the "Senior Credit Facility") with Toronto-Dominion that provides up to $40.0 million of secured senior debt. See - Senior Credit Facility (below).

     The Notes are fully and unconditionally guaranteed on a senior subordinated basis by the Subsidiary Guarantors. The Guarantees are general unsecured obligations of the Subsidiary Guarantors and are subordinated in right of payment to all existing and future Guarantor Senior Indebtedness (as defined in the Indenture). The Guarantees rank pari passu with any future senior subordinated indebtedness of the Subsidiary Guarantors and rank senior in right of payment to any other subordinated obligations of the Subsidiary Guarantors.

     The Indenture contains certain covenants with respect to Sparkling Spring and its subsidiaries that restrict, among other things, (a) the incurrence of additional indebtedness, (b) the payment of dividends and other restricted payments, (c) the creation of liens,
(d) the sale or other transfer of assets and subsidiary stock, (e) the existence of limitations on distributions from subsidiaries,
(f) transactions with affiliates and (g) the issuance of preferred stock by subsidiaries. The Indenture also restricts the ability of Sparkling Spring and the Subsidiary Guarantors to consolidate or merge with or into, or to transfer all or substantially all of its assets to, another person. In addition, under certain circumstances, Sparkling Spring will be required to offer to purchase Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof plus accrued interest to the date of repurchase, with the proceeds of certain Asset Sales (as defined in the Indenture).

Senior Credit Facility

     On May 26, 1998, the Company closed a $40 million Senior Credit Facility (the "Credit Facility") with Toronto-Dominion. The
Credit Facility will be used for general corporate purposes including working capital, acquisitions and capital expenditure financing.

     The Credit Facility is structured as a multi-currency revolving facility having a term of approximately six and one half years. The Company's payment obligation under the Credit Facility is secured by a first priority security interest over substantially all of the assets of the Company; obligations under the Credit Facility will rank senior to the payment of the Notes.

     Amounts outstanding under the Credit Facility will bear interest at specified rates based on the Canadian prime rate in the case of advances made in Canadian dollars, at specified rates based on the London inter-bank market in the case of advances made in British pounds sterling or U.S. dollars, and at specified rates based on the U.S. prime rate in the event of advances made in U.S. dollars.

     The Credit Facility contains covenants, customary for transactions of this type, including, without limitation, (i) restrictions on the incurrence of indebtedness, leases, liens and contingent obligations, other than indebtedness represented by the Notes, indebtedness under the Credit Facility and liens incurred in the normal course of business, (ii) restrictions on mergers, acquisitions, sales of assets, investments and transactions with affiliates, (iii) restrictions on dividends and other payments with respect to shares of the Company's capital stock and (iv) restrictions on capital expenditures. Additionally, the Credit Facility contains the following financial covenants and coverage tests: (i) the ratio of senior debt (consisting of amounts outstanding under the Credit Facility, vendor debt, capital leases and permitted encumbrances) to EBITDA (on a rolling four quarter basis) shall not exceed 2.5:1.0;
(ii) EBITDA (on a rolling four quarter basis) shall not be less than 135% of total interest expense less amortization of non-cash interest amounts and (iii) EBITDA (on a rolling four quarter basis) less capital expenditures less income taxes paid shall not be less than 120% of the amount of interest due under the Credit Facility plus payments of principal under the Credit Facility and permitted encumbrances.

     Events of default under the Credit Facility include, among others, (i) failure of the Company to repay principal on advances or interest thereon or other amounts owing under the Credit Facility within two business days after the due date, (ii) the breach (not cured within applicable grace or notice periods, if any) by the Company or any of its subsidiaries of any covenants, representations or warranties contained in the Credit Facility, (iii) any failure to pay amounts due under other indebtedness or contingent obligations of the Company or any of its subsidiaries or defaults that result in or permit the acceleration of such indebtedness or contingent obligations, if the aggregate amount of such indebtedness or contingent obligation exceeds a specified amount, (iv) certain events of bankruptcy, insolvency or dissolution of the Company or any of its subsidiaries, (v) certain changes of control of the Company, (vi) a material adverse change in the financial condition, business condition or prospects of the Company or any of its subsidiaries and (vii) any material judgment or award against the Company or any of its subsidiaries. If an event of default was to occur and remain outstanding in excess of any applicable cure period, it is expected that all amounts outstanding under the Credit Facility would immediately become due and payable.

Year 2000

     The Year 2000 issue arises due to computer programs using two digits rather than four to define an applicable year. Computer programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations leading to disruptions in the Company's operations. If the Company or its significant customers or suppliers fail to adequately address the Year 2000 issue, such failure could have an adverse impact on the Company's ability to operate its business.

     Sparkling Spring has taken action to address and complete the work associated with the Year 2000. Each of the Company's business locations has established a team to identify and correct Year 2000 issues. The Company's principal financial and operational computer systems utilize software developed and supported by an outside computer software supplier. It is the Company's understanding that this supplier has completed an analysis of the changes required to accommodate the Year 2000 and that software upgrades will be completed and tested by early 1999. In addition, the impact of Year 2000 on manufacturing plants and building facilities is also being addressed. The Company is also investigating the Year 2000 capabilities of suppliers, customers and other external entities, and developing contingency plans where necessary.

     Sparkling Spring does not expect the costs associated with Year 2000 to be material to the Company's consolidated financial position, results of operations or cash flows. This expectation is based on the assumption that the Company has contemplated all significant actions required and that significant costs related to Year 2000 will not be incurred on behalf of the Company's customers or suppliers.

Impact of Inflation

     The Company does not believe that inflation has had a material impact on its revenue or results of operations.

Safe Harbor Statement Under the Private Securities Litigation Reform
Act of 1995

     Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company;
(ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; and (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks. However, on December 2, 1997, the Company entered into cross currency swap transactions in Canadian dollars ($28 million) and British pounds sterling ($30 million) for the purpose of protecting itself from future foreign currency fluctuations. To date, the Company has entered into no other foreign currency swap transactions.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     The following table sets forth certain information as of May 31, 1998 with respect to each of the directors, executive officers and key management personnel of Sparkling Spring.

Name                       Age       Position with Sparkling Spring

G. John Krediet            47        Chairman of the Board of Directors
                                     and Chief Executive Officer

Stewart E. Allen           39        President and Director

Kent Dillon Schickli       45        Chief Financial Officer

Stephen L. Larson          39        Director

Michael Bregman            43        Director

C. Sean Day                49        Director

Kenneth B. Rotman          31        Director

Lucy M. Stitzer            37        Director

     Effective April 3, 1998, Stephen L. Larson, resigned from his positions as Vice Chairman of the Board of Directors and Chief Financial Officer of Sparkling Spring and as an officer and director of each of its subsidiaries to pursue other business interests.
Mr. Larson will continue to serve as a director of Sparkling Spring. Kent Dillon Schickli replaced Mr. Larson as Chief Financial Officer effective April 3, 1998.

     G. John Krediet has been Chairman of the Board of Directors and Chief Executive Officer of SSWL since January 1991. From 1988 until 1992 he served as Chairman of the Board of MBL, the Pepsi-Cola franchisee and former parent company of SSWL. From September 1988 through November 1990 he also served as Chairman of the Board of Eastern Beverages Ltd., the Pepsi-Cola franchise for the territory in and around Ottawa, Ontario, Canada. Mr. Krediet initiated and managed the consolidation of the eastern Canadian Pepsi-Cola bottling business and arranged its sale to Pepsi-Cola Corporation in 1992. Mr. Krediet was the founder of CFCC in 1987 and, together with Mr. Larson, obtained direct control of SSWL in 1992 to use it as an acquisition vehicle for consolidating the bottled water industry.

     Prior to 1987 Mr. Krediet was employed by General Electric Credit Corporation, AMRO Bank and Citibank, NA. He is a citizen of the Netherlands and received his graduate degree in economics from Erasmus University in Rotterdam.

     Kent Dillon Schickli replaced Stephen L. Larson as Chief Financial Officer of Sparkling Spring effective April 3, 1998.
Mr. Schickli will also serve as President of CFCC and previously served as President of CFCC from 1987 to 1992. Mr. Schickli is 45 years old and has over 12 years of beverage industry experience including serving as a member of the board of directors and of the executive committee of MBL from 1987 to 1992. From 1979 to 1981
Mr. Schickli worked for the Pepsi-Cola Company as a manager in the franchise acquisition department and from 1981 through 1986 was Chief Financial Officer of a Pepsi-Cola franchise bottling company with annual revenues in excess of $200 million. Mr. Schickli left CFCC in 1993 to become Chief Operating Officer and a member of the board of directors of Affinity Group, Inc., a leading database marketing and membership management company. At Affinity Group, Inc. Mr. Schickli lead the refinancing of that company, including the issuance of publicly registered debt securities. In late 1995 Mr. Schickli left Affinity Group, Inc. to pursue investments in various privately held companies. In 1996 Mr. Schickli invested in, and served as President and a member of the board of directors of, Ivid Communications, Inc., a leading multimedia training company. From 1997 to 1998 Mr. Schickli was Chief Executive Officer and co-owner of Affinity Development Group, Inc., a consulting firm. Mr. Schickli earned an M.B.A. in Accounting from the University of Chicago, a B.A. from Carleton College and received a C.P.A. from the State of Illinois.

     Stephen L. Larson, prior to his resignation, had been Vice Chairman of the Board of Directors and Chief Financial Officer of SSWL since 1992 and had served as a managing director of CFCC since 1990. He had been with CFCC since 1987. Mr. Larson, in conjunction with Mr. Krediet, developed the consolidation strategy for the bottled water industry. Mr. Larson was responsible for qualifying and selecting acquisition candidates generated by the Company and outside sources. Mr. Larson was also responsible for negotiating the acquisition terms and related financing. At CFCC, Mr. Larson acted as an intermediary arranging financing for corporations primarily involved in the area of bottling, publishing, outdoor advertising and other media. Mr. Larson was principally involved in the negotiations leading to the acquisition of nine Pepsi-Cola franchisees, the related consolidation and the ultimate sale to Pepsi-Cola Corporation.

     Mr. Larson worked as a Senior Associate at Claremont Group Limited, a management buyout firm, from 1986 to 1987. He began his career at Arthur Andersen & Co. Mr. Larson earned an M.B.A. in Finance from the University of Chicago and a Bachelor of Science in Accounting from the University of Illinois. Mr. Larson is a C.P.A. and a member of both the American Institutes of Certified Public Accountants and the Accounting Research Association.

     Stewart E. Allen has been President of SSWL since 1992. Mr. Allen has been responsible for overseeing the daily operations of the Company, including integrating acquired companies and corporate strategic planning. Mr. Allen is the President of the Canadian Bottled Water Association and a member of the International Bottled Water
Association's International Council.

     Mr. Allen has over 20 years of experience in the beverage industry. He served as Vice President of Sales and Marketing for MBL, the Pepsi-Cola franchisee and former parent of the Company, from 1988 to 1992. Mr. Allen was primarily responsible for consolidating two other bottlers into MBL and for major cost management initiatives, including a reduction in salaried employees, closure of four warehouses and three wage freezes with unionized employees. Prior to joining MBL, Mr. Allen spent three years with Crush Canada and Pepsi-Cola Canada. Prior to this, Mr. Allen held several operational positions in Pepsi-Cola owned bottler operations in Toronto and Oshawa, Ontario.

     Michael Bregman has served as a member of the Board of Directors of SSWL since October 1997. Mr. Bregman is Vice Chairman of the Board of Directors of Clairvest, a Toronto-based, publicly traded merchant bank with a portfolio in excess of $180 million, where his primary responsibilities include assessing investment transactions, with an emphasis on the retail food and beverage industries. Mr. Bregman is the Chairman and Chief Executive Officer and a major shareholder of The Second Cup Ltd., a coffee retailer in North America. Mr. Bregman is also a member of the board of directors of Signature Security Group, Inc. and Vincor International Inc. In addition, Mr. Bregman was the founder of the now-divested Mmmuffins Inc., a specialty baking company in Canada. Mr. Bregman received his M.B.A. degree in 1977 from Harvard Business School and earned a B.S. in Economics from The Wharton School at the University of Pennsylvania.

     C. Sean Day has served as a member of the Board of Directors of SSWL since March, 1997. Mr. Day is President and Chief Executive Officer of Navios Corporation, a company engaged in the worldwide operation of ocean going bulkships. Mr. Day has a wide range of experience in the shipping, finance and industrial sectors. Prior to joining Navios Corporation, Mr. Day's prior experience included positions with Citicorp Venture Capital Ltd. in New York, Fednav Ltd. in Montreal and Jardine, Matheson & Co., Ltd. in Hong Kong and Taiwan. Mr. Day is also a member of the board of directors of Kirby Corporation. Mr. Day is a graduate of University of Cape Town and Oxford University.

     Kenneth B. Rotman has served as a member of the Board of Directors of SSWL since January 1996. Mr. Rotman is a Managing Director of Clairvest, a Toronto-based, publicly traded merchant bank with a portfolio in excess of $180 million. Mr. Rotman's role with Clairvest involves the sourcing and execution of transactions and working closely with the management of companies in which Clairvest has invested. Mr. Rotman also serves on the board of directors of Consoltex Group Inc., NRI Industries and Signature Security Group Inc. Mr. Rotman is a volunteer director of The Power Plant art gallery of Toronto and the Empire Club of Canada. Prior to joining Clairvest in October, 1993, Mr. Rotman worked in the Venture Banking Division of E.M. Warburg, Pincus & Co. in New York. Mr. Rotman received a B.A. in Economics from Tufts University, an M.Sc. from the London School of Economics, and an M.B.A. from New York University's Stern School of Business.

     Lucy M. Stitzer has served as a member of the Board of Directors of SSWL since January 1994. Ms. Stitzer has also served on the board of directors of Cargill Inc. since 1992. From 1990 to 1992,
Ms. Stitzer was employed as an associate at Sandler O'Neill and Partners, an investment bank. From 1983 to 1990, Ms. Stitzer was employed by the Consumer Banking Division of Citibank, N.A., where she attained the position of Assistant Vice President.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

Directors and Executive Compensation

     The following table sets forth a summary of the compensation of each executive officer of Sparkling Spring who earned in excess of $100,000 in annual salary and bonus during Sparkling Spring's year ended December 31, 1997. The Summary Compensation Table reflects all compensation paid by Sparkling Spring to its executive officers. Directors of Sparkling Spring receive no compensation for their services as Directors. Messrs. Krediet, Larson and effective April 3, 1998, Mr. Schickli, are compensated for their services as executive officers of Sparkling Spring directly by CFCC. See Item 13 - Interest of Management in Certain Transactions - Management Agreement. Sparkling Spring provides a defined contribution pension plan for all of its employees, including its executive officers but no other pension, retirement or similar benefits to its executive officers or Directors.

Summary Compensation Table


                                                        Long-Term
                                                      Compensation
                                                          Awards
 Name and                                               Securities
 Principal         Annual Compensation   Other Annual   Underlying    All Other
 Position        Year   Salary    Bonus  Compensation  Options/SARs Compensation

Stewart E. Allen,
 President       1997  $141,744  $36,117  $18,599(1)        --        $18,051(2)

(1)  Includes $17,336 representing a housing allowance.

(2) Consists of a contribution of $17,109 to a defined contribution pension plan and annual premiums of $942 in connection with a group life insurance policy for Mr. Allen.

Employment Agreements

     Stewart E. Allen, the President of Sparkling Spring, has an employment agreement, effective January 1, 1998, with the Company pursuant to which he is paid a base salary of $210,000. In addition, his employment agreement provides for a bonus payment to Mr. Allen at the end of each fiscal year based primarily upon the Company achieving certain levels of EBITDA. The employment agreement is for a term of three years.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES  FROM REGISTRANT OR
          SUBSIDIARIES

     No options to purchase the Notes are outstanding. Options to purchase shares of Common Stock of Sparkling Spring are outstanding. See Item 4 - Control of Registrant - Security Ownership of Certain Beneficial Owners and Management, and Item 13 - Interest of Management in Certain Transactions - Reorganization.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Management Agreement

     Pursuant to the Management Agreement dated December 16, 1993, as amended and restated (the "Management Agreement"), between SSWL, CFCC,
G. John Krediet and Stephen L. Larson, CFCC has agreed to perform certain management services for the Company through December 31, 2002. These services include managing the operations of the Company and negotiating contracts, financial agreements and other arrangements. The Management Agreement provides that CFCC shall not take any action with respect to certain extraordinary transactions without the approval of the Board of Directors of Sparkling Spring, including material acquisitions and capital expenditures, issuances of securities, sale or disposition of a material portion of the business of the Company, compensation of CFCC, merger of the Company, liquidation and declaration of dividends.

     The Management Agreement provides that CFCC shall receive annual compensation for its services in the form of a base fee of $400,000 during the fiscal year ended December 31, 1996, and in each successive year a base fee equal to the prior year's base fee plus an amount equal to the prior year's base fee multiplied by the percentage increase or decrease, as the case may be, of the Company's total annual revenue from the prior year, but the base fee may not exceed $750,000 in any given year. An annual bonus of up to 75% of the base fee is due to CFCC each year in the event that the Company achieves certain targeted levels of per share earnings before depreciation and amortization. In the event such targets are not met, lesser amounts may be paid. The Company has also agreed to pay CFCC a fee in respect of its investment banking advisory services rendered to the Company in connection with successful acquisitions. The total amounts paid to CFCC pursuant to the Management Agreement for the years 1995, 1996 and 1997 were $521,000, $769,000 and $1,548,000 respectively. The Company may also pay to Mr. Krediet and Mr. Schickli non-cash options, incentives or other remuneration, consistent with industry standards. The Company is also responsible for reasonable disbursements and office expenses incurred by CFCC.

     In the opinion of management of the Company, the terms and conditions of the Management Agreement are no less favorable to the Company than those which could be obtained in the open market in an arm's length transaction.

Shareholder Agreement

     Sparkling Spring, Clairvest Group, Inc. ("Clairvest"), a holder of 30.4% of the outstanding Common Stock of Sparkling Spring after giving effect to the Reorganization, Gaspar Limited ("Gaspar"), a Barbados corporation wholly-owned by a trust organized for the benefit of G. John Krediet and his children, Stephen L. Larson, Lucy Stitzer, Stewart E. Allen and certain other shareholders of the Company are parties to a shareholder agreement, dated as of October 22, 1997 (the "Shareholder Agreement"), which provides, among other things, for preemptive rights in favor of the shareholders under certain circumstances if Sparkling Spring issues additional securities and for certain registration rights. The Shareholder Agreement also provides restrictions on the transfer of the Company's capital stock, for rights of first refusal and for rights of certain shareholders to require all other shareholders to join with them in their sale of the Company's capital stock. The Shareholder Agreement fixes the number of directors comprising Sparkling Spring's Board of Directors at seven, and provides that Gaspar Limited shall be entitled to nominate four directors, Clairvest shall be entitled to nominate two directors and Lucy Stitzer and her affiliates shall be entitled to nominate one director. Certain actions by the Company require the approval of at least one of the Clairvest nominees (which approval shall not be unreasonably withheld). These actions include, among other things, any acquisition by the Company in excess of Cdn $5.0 million, the making of certain capital expenditures, the issuance by the Company of debt or equity securities, the disposition by the Company of a material part of its business, any change in management compensation, the declaration of dividends by the Company and the approval of the Company's annual budget. In addition, under the Shareholder Agreement, if no liquid public market (as defined in the Shareholder Agreement) then exists, Clairvest may, any time after March 31, 2003, offer all of its shares of capital stock of Sparkling Spring for sale to Sparkling Spring. If Sparkling Spring does not then repurchase those shares, Clairvest may, under certain circumstances, require the other parties to the Shareholder Agreement to join with Clairvest in selling to a third party all of their shares of Common Stock of Sparkling Spring, which could cause a change of control.

Reorganization

     The shareholders of Sparkling Spring and SSWL approved a reorganization (the "Reorganization") on November 19, 1997 which was completed in January 1998. As part of the Reorganization, Gaspar, Clairvest, John Krediet, Stephen Larson, Stewart Allen, Lucy M. Stitzer (and her spouse Mark Stitzer), C. Sean Day, principal shareholders and directors and/or executive officers of the Company, reduced their interest in Sparkling Spring by exchanging shares and options to acquire shares of common stock of SSWL for a combination of shares and options to acquire shares of Common Stock of Sparkling Spring plus cash based on a per share price of $28 as follows:

      Sparkling Spring Water Limited      Sparkling Spring Water Group Limited

                  Shares      Options       Shares      Options         Cash
   Shareholder   Exchanged   Exchanged     Received    Received       Received

Gaspar            833,840          --       705,050          --    $ 3,606,120
Clairvest         588,168          --       423,190          --      4,619,384
John Krediet           --     154,319            --       8,250      3,328,727
Stephen Larson    118,209      53,787       118,209      53,787             --
Stewart Allen       5,672     145,787         5,672     104,706      1,097,038
Lucy and Mark     130,659          --        94,010          --      1,026,172
  Stitzer
C. Sean Day        12,500          --         8,994          --         98,168
Other              39,198      89,100        28,203      85,454        394,175
                1,728,246     442,993     1,383,328     252,197    $14,169,784

     Subsequent to the Reorganization, Sparkling Springs owns 100% of the issued and outstanding shares of SSWL.

     In conjunction with the Reorganization certain key managers of the Company, subscribed for an aggregate of 9,360 non-voting shares of Common Stock of Sparkling Spring at $28.00 per share, the same purchase price per share used for the purpose of the Reorganization. These managers granted an option to Sparkling Spring enabling Sparkling Spring to repurchase those shares of Common Stock at any time at an agreed-upon formula price. The formula price is intended to approximate the fair market value of the shares of Common Stock at the time of repurchase. Similarly, Sparkling Spring is obligated, under certain circumstances, to purchase those shares for the same formula price at the option of the key managers. The shares were issued in January 1998.

Other Transactions

     Each shareholder of Sparkling Spring pledged all of his, hers or its outstanding shares of Common Stock as collateral in favor of the lenders under the Company's previously outstanding credit facility. A portion of the gross proceeds from the issuance of the Senior Subordinated Notes was used by Sparkling Spring to repay the entire principal amount and accrued interest outstanding on this facility. Upon the repayment of this credit facility, the pledges were terminated.

     In connection with the purchase of shares of common stock of the Company, promissory notes of $122,000 and $108,000 were received from Stephen L. Larson and Stewart E. Allen respectively. The promissory notes bore interest at a rate of 7% and were scheduled to mature on January 31, 1998 with principal and interest due on that date. The promissory notes were cancelled by the Company and replaced with promissory notes to Mr. Larson and Mr. Allen of $131,600 and $116,300 respectively which bear interest at a rate of 6% and mature on January 31, 1999 with principal and interest due on that date. The common shares purchased by the officers are pledged as security for the promissory notes.

     On June 6, 1994, trusts formed for the benefit of Lucy M. Stitzer, a Director of Sparkling Spring, and her sister, Alexandra M. Daitch, together with their father, W. Duncan MacMillan, loaned SSWL an aggregate of $1,300,000. In return for the loan, SSWL issued unsecured redeemable subordinated notes, bearing interest at a rate of 8% per annum, and warrants to purchase an aggregate of 60,099 shares of common stock of SSWL. On January 18, 1996, the Company redeemed the unsecured redeemable subordinated notes and the attached warrants for cash consideration of $1,816,041.


                                PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED (INTENTIONALLY
          OMITTED)

                               PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     There have been no modifications to the Exchange Notes or in the Guarantees securing the Exchange Notes.

     Sparkling Spring did not receive any cash proceeds from issuing the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in its Prospectus, Sparkling Spring has received in exchange, Private Notes in like principal amounts.

Use of Proceeds

     The effective date of the Registration Statement in which the Prospectus was included was April 1, 1998 and the SEC File number assigned to that Registration Statements is 333-43061. All of the Exchange notes covered by the Registration Statement have been issued and the offering thereunder has been terminated.

     Sparkling Spring did not engage an underwriter or other third party in connection with the issuance and distribution of the Exchange Notes and as a result did not incur directly any underwriting discounts or commissions, finders fees or other similar expenses. However, Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer and sold by such broker-dealers to purchasers or to or through other broker-dealers who received compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes were or could have been deemed to be "underwriters" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such person were or could have been deemed to be underwriting compensation under the Securities Act.

     In connection with the issuance of the Exchange Notes, Sparkling Spring incurred accounting, legal, printing and related expenses, which taken together were not material. No payments were made to any directors or officers of Sparkling Spring or their associates or to any persons owning 10% or more of any class of equity securities of Sparkling Spring or to any other affiliates of Sparkling Spring. None of the expenses represents material changes in the information set forth in the Prospectus.


                                PART IV


ITEM 17.  FINANCIAL STATEMENTS (INTENTIONALLY OMITTED)


ITEM 18.  FINANCIAL STATEMENTS

     The financial statements required by Item 18 are listed in the Index to Consolidated Financial Statements appearing on Page F-1.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     a)   Financial Statements

     See Index to Financial Statements on page F-1 hereof.

     b)   Exhibits

     Exhibit No.

     2.(ii) Senior Credit Agreement, dated May 26, 1998 among
            Sparkling Spring Water Group Limited and the Guarantors named therein, as borrowers, and The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch, as lenders.

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     SPARKLING SPRING WATER GROUP LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     SPARKLING SPRING WATER LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     SPRING WATER, INC.


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     CULLYSPRING WATER CO., INC.


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     MOUNTAIN FRESH ACQUISITION CORP.


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     CRYSTAL SPRINGS ACQUISITION, INC.


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     WATER JUG ENTERPRISES LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     WITHEY'S WATER SOFTENING &
                                     PURIFICATION LTD.


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     AQUA CARE WATER SOFTENING &
                                     PURIFICATION, INC.


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                          Kent Dillon Schickli
                                          Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     HIGH VALLEY WATER LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     3003969 NOVA SCOTIA LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     CANADIAN SPRINGS WATER COMPANY LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     SPARKLING SPRING WATER (UK) LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     AQUAPORTE (UK) LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     MARLBOROUGH EMPLOYMENT LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     WATER AT WORK LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     NATURAL WATER LIMITED


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     CRYSTAL SPRINGS OF SEATTLE, INC.


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     CRYSTAL SPRINGS DRINKING WATER, INC.


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 16th day of June, 1998.


                                     COASTAL MOUNTAIN WATER CORP.


                                     By:  /s/ Kent Dillon Schickli
                                        -----------------------------------
                                           Kent Dillon Schickli
                                           Chief Financial Officer

               SPARKLING SPRING WATER GROUP LIMITED
            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                       Page


Independent Auditors' Report                            F-2

Consolidated Balance Sheets as at December 31, 1997     F-3
and 1996

Consolidated Statements of Operations for the years     F-4
ended December 31, 1997, 1996 and 1995

Consolidated Statements of Shareholders Equity          F-5
(Deficit) for the years ended December 31, 1997, 1996 and 1995

Consolidated Statements of Cash Flows for the years     F-6
ended December 31, 1997, 1996 and 1995

Notes to Consolidated Financial Statements              F-7

                        AUDITORS' REPORT





To the Shareholders of
Sparkling Spring Water Group Limited

     We have audited the consolidated balance sheets of Sparkling Spring Water Group Limited as at December 31, 1997 and 1996 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1997 in accordance with accounting principles generally accepted in the United States.



Halifax, Canada                             Ernst & Young
April 1, 1998                               Chartered Accountants

                 SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED BALANCE SHEETS


                                              As at December 31
                                           1996              1997

ASSETS [note 12]

Current
Cash and cash equivalents              $ 2,230,735       $ 27,507,257
Accounts receivable (net of
  allowance for doubtful
  accounts of $387,247;
  1996-$210,058 [note 5])                4,799,080          8,267,315
Inventories [note 6]                       866,061          1,751,562
Prepaid expenses                         1,352,989          1,536,755
Current portion of deferred taxes           95,681                 --
      Total current assets               9,344,546         39,062,889
Deferred taxes                             440,856          1,379,736
Fixed assets [note 7]                   15,823,231         23,307,315
Goodwill and deferred charges
  [note 8]                              18,800,535         43,248,972
      Total assets                     $44,409,168       $106,998,912

LIABILITIES AND SHAREHOLDERS' EQUITY
  (DEFICIT)

Current
Accounts payable and accrued           $ 4,303,850       $  6,645,552
  liabilities
Income tax payable                          76,890          1,042,567
Unearned revenue                           161,790             75,488
Customer deposits                        2,620,495          3,396,466
Debt due within one year [note 9]        1,581,036          1,189,868
      Total current liabilities          8,744,061         12,349,941
Obligations under capital leases         1,926,325          2,485,204
  [note 10]
Loans payable [note 11]                 26,966,493          1,123,617
Subordinated notes payable [note 12]            --        100,000,000
      Total long-term liabilities       28,892,818        103,608,821
Shareholders' equity (deficit)
  [Notes 2 and 13]
Capital Stock
Authorized
11,383,328 Class D Voting Common
  Shares, without nominal or
  par value
10,000,000 Class E Non-Voting
  Common Shares, without nominal or
  par value
10,000,000 Special Preferred
  Shares, par value Cdn $1.00,
  issuable in series
Issued and outstanding:
Common shares 1,383,328
  (1996-1,720,746; 1995-1,216,308)      8,295,170          6,269,204
Less: Subscriptions receivable           (230,003)          (230,003)
                                        8,065,167          6,039,201
Cumulative translation adjustment        (362,935)          (770,729)
Deficit                                  (929,943)       (14,228,322)
      Total shareholders' equity        6,772,289         (8,959,850)
        (deficit)
      Total liabilities and           $44,409,168       $106,998,912
        shareholders' equity
        (deficit)

Commitments [notes 10 and 16]

                        See accompanying notes

                 SPARKLING SPRING WATER GROUP LIMITED

                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Year ended December 31

                                        1995           1996            1997

Revenue:
Water                               $ 9,640,919    $16,809,749     $25,506,684
Rental                                4,135,650      7,347,386      10,346,344
Other                                 1,572,545      3,169,214       6,220,856
     Total revenue                   15,349,114     27,326,349      42,073,884
Cost of sales:
Water                                 2,118,880      3,400,298       4,080,686
Other                                   743,867      1,275,321       3,059,061
     Total cost of sales              2,862,747      4,675,619       7,139,747
Gross profit                         12,486,367     22,650,730      34,934,137
Expenses:
Selling, delivery and
  administrative [note 18]            9,040,529     15,756,452      23,721,678
Depreciation and amortization         1,464,668      3,841,614       5,691,609
Operating profit                      1,981,170      3,052,664       5,520,850
Interest expense                      1,294,371      2,481,005       5,017,631
Redemption of common stock                   --             --       4,588,502
  options [note 13]
(Loss) income before the                686,799        571,659      (4,085,283)
  following
Provision for income taxes              299,107        398,325         439,377
  [note 17]
Net (loss) income before
  non-controlling interest
  and extraordinary item                387,692        173,334      (4,524,660)
Non-controlling interest                 22,996         (6,894)             --
  [note 4]
Net (loss) income before                410,688        166,440      (4,524,660)
  extraordinary item
Extraordinary item [note 14]           (391,626)      (473,436)       (833,706)
Net (loss) income                    $   19,062    $  (306,996)    $(5,358,366)

Basic (loss) earnings per share
  before extraordinary item          $    0.338    $     0.113     $    (2.685)

Diluted (loss) earnings per share
  before extraordinary item          $    0.291    $     0.095     $    (2.685)

Basic (loss) earnings per share      $    0.016    $    (0.209)    $    (3.180)

Diluted (loss) earnings per          $    0.014    $    (0.209)    $    (3.180)
  share



                          See accompanying notes

                   SPARKLING SPRING WATER GROUP LIMITED

         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                                           For the years ended December 31, 1997, 1996  and 1995

                                                             Common Share            Cumulative
                                      Common Stock         Purchase Warrants         Translation      Amended
                                  Shares       Amount     Warrants      Amount       Adjustment       Deficit


Balance December 31, 1994       1,216,308    $1,628,793    165,767    $1,135,149     $ 209,624      $ (642,009)
  as restated [note 3]
Net income                                                                                              19,062
Foreign currency translation                    (21,575)                   1,581      (123,760)
Balance December 31, 1995       1,216,308     1,607,218    165,767     1,136,730        85,864        (622,947)
Net loss                                                                                              (306,996)
Redemption of common
  share purchase warrants
  [note 13]                                    (345,878)  (165,767)   (1,136,730)
Shares issued for cash            504,438     7,077,716
Subscriptions receivable                       (230,003)
Foreign currency translation                    (43,886)                              (448,799)
Balance December 31, 1996       1,720,746     8,065,167         --            --      (362,935)       (929,943)
Net Loss                                                                                            (5,358,366)
Redemption of common shares      (344,918)   (1,717,691)                                            (7,940,013)
Shares issued for cash              7,500        32,445
Foreign currency translation                   (340,720)                              (407,794)
Balance December 31, 1997       1,383,328    $6,039,201         --    $       --    $ (770,729)   $(14,228,322)




                          See accompanying notes

                   SPARKLING SPRING WATER GROUP LIMITED

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            Year ended December 31,

                                      1995           1996              1997

OPERATING ACTIVITIES
Net (loss) income                $    19,062    $  (306,996)       $(5,358,366)
Items not requiring cash
  Depreciation and
    amortization                   1,464,668      3,841,614          5,691,609
  Deferred taxes                      85,673       (293,390)          (843,199)
  Non-controlling interest           (22,996)         6,894                 --
  Amortization of deferred           460,951             --             54,789
    financing costs
  Amortization of subordinated
    notes payable discount           130,824             --                 --
                                   2,138,182      3,248,122           (455,167)

Net change in non-cash working
  capital balances [note 15]        (647,671)       (32,178)          (349,135)
Cash (used in) provided by
  operating activities             1,490,511      3,215,944           (804,302)

INVESTING ACTIVITIES
Purchase of fixed assets          (2,741,204)    (7,272,814)        (6,769,301)
Sale of fixed assets, net            453,927        536,627            730,898
Acquisitions [note 4]             (1,932,057)   (17,432,167)       (27,860,306)
Cash used in investing
  activities                      (4,219,334)   (24,168,354)       (33,898,709)

FINANCING ACTIVITIES
Increase in long-term debt         4,456,924     20,893,151         30,593,657
Repayment of long-term debt         (868,466)    (1,239,400)       (57,053,075)
Issuance of common shares                 --      6,847,713             32,445
Redemption of common shares               --             --         (9,657,704)
Issuance of subordinated notes
  payable                                 --             --        100,000,000
Redemption of common share warrants       --     (1,482,608)                --
Redemption of subordinated notes
  payable                                 --     (2,159,777)                --
Increase in deferred charges         (36,980)      (190,462)        (3,909,827)
Cash provided by financing
  activities                       3,551,478     22,668,617         60,005,496

Effect of foreign currency
  translation on cash                (29,606)      (345,770)           (25,963)
Increase in cash and
  cash equivalents during the year   793,049      1,370,437         25,276,522
Cash and cash equivalents,
  beginning of year                   67,249        860,298          2,230,735
Cash and cash equivalents, end
  of year                        $   860,298    $ 2,230,735        $27,507,257


SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                    $ 1,138,106    $ 2,553,882        $ 3,597,458

Income taxes paid                $        --    $    32,046        $   227,191





                          See accompanying notes

              SPARKLING SPRING WATER GROUP LIMITED

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997

1.  Description of Business

       Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova
Scotia, Canada and provides containered water to home and office markets in British Columbia and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

2.  Significant Accounting Policies

       These   financial  statements  have  been  prepared  on  a
historic cost basis by management in accordance  with  accounting
principles generally accepted in the United States ("US   GAAP"),
the more significant of which are as follows:

Basis of Presentation

       As a result of significant foreign acquisitions and growth in the Company's operations, the shareholders of Sparkling Spring and Sparkling Spring Water Limited ("SSWL") approved a reorganization on November 19, 1997 whereby the former shareholders of SSWL exchanged their shares of SSWL for shares of Sparkling Spring. This reorganization facilitated effective income tax planning regarding corporate distributions as described below and further facilitated credit risk management. In order to minimize tax on corporate distributions Sparkling Spring was created to acquire the shares of SSWL and to acquire new debt as described in note 12. It is anticipated that Sparkling Spring will not be involved in carrying on any actual business operations and that in the future the Company's various operations will be isolated in separate corporate vehicles to achieve certain creditor protection for the holders of the new debt. As a part of this reorganization, certain shareholders of SSWL, including certain principal shareholders, directors and executive officers of the Company, reduced, at their discretion, their interest in Sparkling Spring by exchanging their shares of common stock and options to acquire shares of common stock of SSWL for a combination of shares of common stock and options to acquire shares of common stock of Sparkling Spring plus cash. The exchange was completed as a method of providing cash to the previous shareholders of SSWL. The shareholders of SSWL exchanged, on an aggregate basis, 1,728,246 shares of common stock and 442,993 options to acquire shares of common stock of SSWL for 1,383,328 shares of common stock and 252,197 options to acquire shares of common stock of Sparkling Spring plus $14,169,784 in cash. Those shareholders reducing their interest in Sparkling Spring received cash of $28 per share for each share by which their holdings of shares of common stock were reduced. Those shareholders surrendering options to acquire shares of common stock received $28, less the option's exercise price, for each option surrendered. The amount of $28 per share was the Company's estimate of the fair value of its shares at the time of the reorganization as negotiated by all shareholders. Subsequent to the reorganization, Sparkling Spring owns 100% of the issued and outstanding shares of SSWL.

       As   part  of  the  reorganization  certain  key  managers
of the Company have subscribed for an aggregate of 9,360 shares of Common Stock of Sparkling Spring. The shares will be recorded at their estimated fair value, as determined by an agreed upon formula, and reflected as temporary equity in the Company's financial statements upon issuance. These managers have granted an option to Sparkling Spring enabling Sparkling Spring to repurchase these shares of Common Stock at any time at their estimated fair market value determined in accordance with the same agreed upon formula price. Sparkling Spring is obligated to repurchase these shares at the option of the key managers for the same formula price during a one month period each year, subject to any financial covenants and financing requirements affecting the Company. If shares are purchased by the Company, the excess or deficiency of the cost to redeem the shares over the carrying value of the shares will be charged
or  credited   to   retained earnings.

        Control of the Company did not change with the reorganization. Accordingly, the reorganization has been accounted for using the reorganization under common control method of accounting whereby the consolidated financial statements reflect the consolidated historical carrying value of the assets, liabilities and shareholders' equity, and the consolidated historical operating results of SSWL for each of the periods presented. Sparkling Spring was incorporated on October 22, 1997 and, accordingly, had no assets, liabilities or shareholders' equity or historical operating results prior to this date.

Basis of Consolidation

       These  consolidated   financial   statements  include  the
accounts of Sparkling Spring and its wholly-owned subsidiaries, principally SSWL, Sparkling Spring Water U.K. Limited ("SSWUK"), Canadian Springs Water Company Ltd. ("Canadian Springs"), Water Jug Enterprises Limited ("Water Jug"), and the subsidiaries referred to in note 4 (collectively referred to as the "Company").

Reporting Currency

       The Company uses the United States dollar as its reporting currency and the Canadian dollar as its functional currency. Assets and liabilities are translated into United States dollars at the exchange rates in effect at the balance sheet date. The revenues and expenses have been translated into United States dollars at average exchange rates prevailing during the year. The gains and losses on translation are included in a separate component of shareholders' equity titled "cumulative translation adjustment".

        Foreign currency denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. Gains or losses on translation are recognized in the statement of operations.

       Balance sheet accounts denominated in  foreign  currencies
and translated at year-end exchange rates have  been   translated
to U.S. dollars at the following rates:

                               1995        1996        1997

Canadian Dollars              $0.733      $0.730      $0.700
U.K. Pounds Sterling          $1.552      $1.705      $1.642

Cash Equivalents

      The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

     Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

Fixed Assets

      Fixed assets are recorded at cost less related government grants and investment tax credits. Depreciation is provided on the declining balance basis at the following annual rates:

Well and buildings                                           5%
Machinery, equipment and coolers                         10-20%
Motor vehicles                                              30%
Roadways                                                     8%
Returnable bottles                                          20%

      Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

Acquisitions, Goodwill

     On the acquisition of businesses, the excess of the purchase price over the fair value of the underlying net identifiable assets acquired is recognized as goodwill. Goodwill is amortized on a straight-line basis over 40 years. The method used to assess if there has been a permanent impairment in the value of goodwill is based on projected and discounted cash flows.

Deferred Financing Costs

      Deferred financing costs represent professional fees and other related costs incurred in relation to long-term financing agreements. These costs are amortized on a straight-line basis over the term of the related financing and charged to interest expense.

Unearned Revenue

      Unearned revenue represents the prepayment of bottled water
charges.   These amounts are recognized as revenue in the  period
the product is provided.

Advertising

     Advertising expenditures are expensed as incurred.

Financial Instruments

      The Company's primary financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, customer deposits and long-term debt. The difference between the carrying values and the fair market values of the primary financial instruments are not material due to the short-term maturities and, or the credit terms of those instruments.

      The Company has at any one time a significant number of commitments to extend credit. The accounts receivable are owed from a large number of customers on normal credit terms and therefore there is minimal customer concentration and credit risk.

Cross Currency Swaps

      The Company enters into cross currency swaps to hedge net assets and expected future cash flows of operations denominated in currencies other than the US dollar. To the extent cross currency swaps hedge net assets in currencies other than the US dollar, unrealized gains or losses arising from changes in forward foreign exchange rates are recorded as an adjustment to the cumulative translation adjustment account with a corresponding entry to other assets or liabilities, as appropriate.

     To the extent cross currency swaps are entered into to hedge future expected cash flows of subsidiaries operating outside of the US, unrealized gains or losses resulting from changes in forward foreign exchange rates are recognized in income and offset with a corresponding entry to assets or liabilities, as appropriate. The initial premium or discount associated with cross currency swaps of this nature is recorded as an other asset or liability, as appropriate, and amortized to income over the life of the swap.

Earnings Per Share

     Basic and diluted earnings per share is calculated using the weighted average number of common shares outstanding during the period adjusted for the effect of the exercise of all outstanding options and warrants in accordance with SFAS 128 applied retroactively. The weighted average shares calculated under this method for basic and diluted earnings per share are 1,685,131 (1996 - 1,468,527, 1995 - 1,216,308) and 1,685,131 (1996 -
1,758,022, 1995 - 1,410,728), respectively.

Leases

      Leases are classified as capital or operating leases. Assets are recorded as capital leases when the substantial benefits and risks of ownership have been transferred to the Company. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

      Income taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes". Under SFAS 109, an assets and liability approach is required including a valuation allowance. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

      The Company and its subsidiaries file separate federal, state, and foreign income tax returns and, accordingly, provide for such income taxes on a separate company basis.

3.  Change in Accounting Policy

      As a result of increased business activity in the United States, the Company retroactively changed its reporting policy from Canadian dollars and Canadian generally accepted accounting principles to United States dollars and United States generally accepted accounting principles, effective January 1, 1997.

      In order to comply with accounting principles generally accepted in the United States the following accounting policies have also been changed:

Export Development Costs

     Costs to develop export markets were previously deferred and
amortized   over  five  years.   The  Company  has  changed   its
accounting policy to expense these items in the period in which the expenditures were incurred.

Foreign Currency

      The Company previously deferred and amortized unrealized foreign exchange gains and losses on long-term monetary items over the remaining term of the item. These gains and losses are now charged to income during the period of the unrealized gain or loss.

Income Taxes

      The Company now follows SFAS 109 for accounting for income taxes which requires an assets and liabilities approach, subject to a valuation allowance for deferred tax assets. The Company previously followed the deferral method.

      The effect of the changes to these accounting policies  had
the   following   impact  on  net  assets,   net   income   after
extraordinary items and cumulative translation adjustment:

                                             1995            1996

Goodwill and deferred charges            $ (76,442)      $ (217,280)
Deferred taxes, asset                      243,147          147,530
Net assets (decrease) increase           $ 166,705       $  (69,750)

Operating expenses                       $  42,952       $ (406,361)
Depreciation and amortization               24,410           61,186
Provision for income taxes                (299,107)        (529,301)
Extraordinary item                        (391,626)        (473,436)
Unusual items                              596,541        1,111,049
Net income decrease                      $ (26,830)      $ (236,863)

Cumulative translation adjustment        $   4,755       $      408
  increase

     Unusual items include previously deferred financing costs of $907,674 and $596,541 in the years 1996 and 1995 respectively, which were expensed as a result of repayment of the then existing financing facility and have been reclassified as extraordinary items (net of applicable income taxes) as a result of the change in accounting policy from Canadian generally accepted accounting principles to United States generally accepted accounting principles. Unusual items in 1996 also includes $203,375 related to an employee buyout package.

      The retroactive application of the changes in accounting policies described above also had the effect of reducing the deficit at January 1, 1995 from $830,789 to $642,009.

4.  Acquisitions

1997
       During the year the Company completed the following acquisitions:

<CAPTION
                                                        Acquisition    Interest  Acquisition
         Company                   Location                 Date       Acquired     Cost
                                                                                   (000'S)

D&D and Company, Inc.         Portland, Oregon         January, 1997     100%     $ 3,972
High Valley Water Limited     Kelowna,                 January, 1997     100%       2,329
                              British Columbia
Withey's Water Softening and  Prince George,
  Purification Limited        British Columbia         January, 1997     100%       1,568
Marlborough Employment        Glasgow, Scotland        February, 1997    100%       6,878
  Limited
Soja Enterprises, Inc.        Portland, Oregon         June, 1997        100%         252
Crystal Spring Bottled Water  Portland, Oregon         June, 1997        100%       4,403
  Co., Inc.
Cullyspring Water Co., Inc.   Seattle, Washington      October, 1997     100%       7,039
Crystal Springs Drinking      Seattle, Washington      December, 1997    100%       1,419
  Water Inc.
                                                                                  $27,860

     The following summarizes the transactions (in thousands):

Net working capital                              $   196
Fixed assets                                       6,919
Assumption of debt obligations                    (1,160)
Goodwill                                          21,905
Total cash consideration                         $27,860

      The acquisitions have been accounted for under the purchase method of accounting and accordingly the results of operations since the dates of acquisition have been included in the consolidated statement of operations.

1996
     On January 18, 1996, the Company acquired 100% of the shares of Canadian Springs and on May 19, 1996 the Company acquired 100% of the shares of Water Jug, companies located in British Columbia, Canada. The acquisitions have been accounted for under the purchase method of accounting and accordingly the results of operations since the dates of acquisition have been included in the consolidated statement of operations.

     The following summarizes the transactions (in thousands):

                               Canadian Springs    Water Jug

Net working capital                 $   319         $  (57)
Fixed assets                          2,996            341
Assumption of debt obligations         (694)          (155)
Goodwill                             12,993            972
Total cash consideration            $15,614         $1,101


      During  1996, the Company also acquired the non-controlling
interest  in  SSWUK  from  the  minority  shareholder  for   cash
consideration of $717,135, including goodwill of $391,024.

1995
      On  April  26, 1995, SSWUK acquired 100% of the  shares  of
Aquaporte (UK) Limited ("Aquaporte"), a company registered in England and Wales. The acquisition has been accounted for under the purchase method of accounting and accordingly the results of operations since the date of acquisition have been included in the consolidated statement of operations.

     The following summarizes the transaction (in thousands):

Net working capital                            $ (441)
Fixed assets                                      663
Goodwill                                        1,710
Total cash consideration                       $1,932

      The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of D&D and Company, Inc., High Valley Water Limited, Withey's Water Softening and Purification Limited, Marlborough Employment Limited, Soja Enterprises Inc., Crystal Spring Bottled Water Co., Inc., Cullyspring Water Co., Inc. and Crystal Springs Drinking Water Inc. had occurred at January 1, 1997 and January 1, 1996 and as if the acquisitions of Canadian Springs, Water Jug and the non-controlling interest in SSWUK had occurred at January 1, 1996.


                               For the Year Ended December 31,

                                    1996             1997


Total revenue                   $45,973,741      $48,749,884
Net (loss) income                   819,236       (4,439,478)
Extraordinary item                 (473,436)        (833,706)
Basic (loss) earnings per             0.558           (2.635)
share

5.  Allowance for Doubtful Accounts

Balance January 1, 1995                             $316,115
Additions                                            175,924
Write-offs                                           (20,215)
Balance December 31, 1995                            471,824

Additions                                            116,444
Write-offs                                          (378,210)
Balance December 31, 1996                            210,058

Additions                                            267,684
Write-offs                                           (90,495)
Balance December 31, 1997                           $387,247


6.  Inventories
                                     1996             1997

Packaging materials                $480,537       $  973,583
Goods for resale                    215,306          502,608
Cooler parts                         77,897          151,208
Other                                92,321          124,163
                                   $866,061       $1,751,562

7.  Fixed Assets
                                    1996                         1997

                                      Accumulated                   Accumulated
                             Cost     Depreciation       Cost       Depreciation


Land and well             $   489,670  $    42,349   $   312,120   $     4,292
Buildings and roadways        745,695      142,193       792,444       198,274
Coolers                    10,931,290    4,631,002    15,967,041     7,813,592
Machinery and equipment     4,395,170    1,598,854    10,947,082     4,548,844
Equipment and computer
  hardware under capital    1,525,163      836,621     1,447,572       830,435
  lease
Motor vehicles                911,010      705,555     1,658,382     1,057,127
Motor vehicles under        2,906,758      746,227     4,633,516     1,887,790
capital lease
Leasehold improvements        646,211      220,794     1,285,553       458,309
Returnable bottles          2,852,141      656,282     4,636,423     1,574,155
                           25,403,108   $9,579,877    41,680,133   $18,372,818
Accumulated depreciation    9,579,877                 18,372,818
Net book value            $15,823,231                $23,307,315


8.  Goodwill and Deferred Charges

                                    1996                        1997

                                       Accumulated                 Accumulated
                               Cost    Depreciation       Cost     Depreciation

Goodwill                   $19,588,100    $945,502    $40,727,367    $1,487,449
Deferred financing costs       116,201      41,693      3,911,380        54,789
Other                           83,429          --        161,273         8,810
                            19,787,730    $987,195     44,800,020    $1,551,048
Accumulated amortization       987,195                  1,551,048
Net book value             $18,800,535                $43,248,972


9.  Debt Due Within One Year

                                                          1996           1997

Current portion of obligations
  under capital leases [note 10]                       $1,104,315     $  967,467
Current portion of loans payable [note 11]                476,721        222,401
                                                       $1,581,036     $1,189,868


10.  Obligations Under Capital Leases

     The obligations under capital leases are recorded net of the related imputed interest calculated at an average rate of 10%.
Total minimum annual lease commitments are as follows:

1998                                 $1,364,998
1999                                  1,092,905
2000                                    854,888
2001                                    630,774
2002                                    395,408
Thereafter in aggregate                 335,934
                                      4,674,907
Less imputed interest                 1,222,236
                                      3,452,671
Less current portion                    967,467
                                     $2,485,204

11.  Loans Payable

                                                          1996           1997


Term loans ($17,747,328 Cdn. and (pound)8,204,760)     $26,866,624    $       --
  bearing interest at prime plus 1 1/4%.

Term loans bearing interest at 11 3/8% repayable in        112,812        96,018
  monthly installments of principal and interest of $2,868 maturing in varying amounts to 2001.

Unsecured loan ((pound)273,400) bearing interest at 7%,    463,778            --
  interest and principal repayable upon maturity on June 8, 1997.

Term loan bearing interest at 9%, repayable in five             --     1,250,000
  equal installments of principal and interest of
  $321,000, maturing 2002.
                                                        27,443,214     1,346,018
Less portion due within one year                           476,721       222,401
                                                       $26,966,493    $1,123,617

      On January 28, 1997, the Company replaced its $27 million term loans with a revolving credit facility of $51.1 million available in multiple currencies at Libor plus 2.75% and, or prime rate plus 1.25%. In addition to refinancing the term loans, funds were used to finance acquisitions. The total amounts outstanding under the credit facility and other borrowings totaling $54.7 million as at November 19, 1997 were repaid as a result of the issuance of $100 million of Senior Subordinated Notes Payable described in note 12.

      The following repayment schedule represents the required annual principal repayments of long-term debt.

1998                                   $222,401
1999                                    242,832
2000                                    265,152
2001                                    285,645
2002                                    305,840
Thereafter in aggregate                  24,148


12.  Subordinated Notes Payable

                                                   1996             1997
Senior subordinated notes payable maturing
  November 2007, bearing interest at 11.5%,
  interest payable semi-annually, principal
  due at maturity                                   $--         $100,000,000

      On November 19, 1997, the Company completed a $100,000,000 private placement of 11 1/2% Senior Subordinated Notes due 2007 (the "Private Notes"). The Company used a portion of the net proceeds of this offering to repay $54.7 million of its existing credit facility and to pay $14.2 million to certain Company shareholders (see note 2).

      The Company offered to each holder of Private Notes equivalent exchange notes (the "Exchange Notes"). The Exchange Notes are identical in form and terms to the Private Notes, except that upon the effectiveness of a registration statement filed with the United States Securities and Exchange Commission covering the Exchange Notes, the holders of Exchange Notes may offer the notes for sale to the general public [see note 21 (c)].

      Each of the Company's subsidiary guarantors has fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, to each holder of the notes and the trustee under the indenture pursuant to which the notes were issued, the full and prompt performance of the Company's obligations under the indenture and the notes, including the payment of principal and interest on the notes. The guarantees are subordinated to guarantor senior indebtedness (as defined in the indenture). As of December 31, 1997, the subsidiary guarantors had approximately $4.8 million of guarantor senior indebtedness outstanding.

     The obligations of each subsidiary guarantor will be limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such subsidiary guarantor and after giving effect to any collections from or payments made by or on behalf of any other subsidiary guarantor in respect of the obligations of such other subsidiary guarantor under its guarantee or pursuant to its contribution obligations under the indenture pursuant to which the notes are to be issued, will result in the obligations of such subsidiary guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal, state or other applicable law. In addition, the obligations of each subsidiary guarantor organized outside the United States will be limited to the maximum amount permitted under applicable Canadian, English, Scottish or other foreign law.

      Separate audited financial statements of the guarantor subsidiaries have not been provided as Sparkling Spring has no subsidiaries which are nonguarantor subsidiaries and does not believe that this information would be meaningful to investors. Sparkling Spring is a holding company and has no operations or assets independent of its investment in its subsidiaries. All of Sparkling Spring's subsidiaries are wholly-owned. There are no restrictions as to the payment of dividends or loans by Sparkling Spring's subsidiaries to Sparkling Spring or as to the granting of any upstream guarantees not constituting a fraudulent conveyance or fraudulent transfer under applicable law.

      The Company has entered into two cross currency interest rate swaps to more closely match the interest requirements of the above notes with the cash flows earned by the Company's Canadian and UK subsidiaries. Under the terms of the first swap, maturing November 15, 2002, the Company will receive 11.5%, payable semiannually, on a $28 million US dollar notional amount in return for paying 10.83%, payable semiannually, on a $39.872 million Canadian notional amount. The terms of the agreement also call for the Company to receive $28 million US in exchange for $39.872 million Canadian on November 15, 2002.

      Under the terms of the second swap, maturing November 15, 2003, the Company will receive 11.5%, payable semiannually, on a $30 million US dollar notional amount in return for paying 12.61%, payable semiannually, on a 17.857 million Great Britain pounds notional amount. The terms of the agreement also call for the Company to receive $30 million US in exchange for 17.857 million Great Britain pounds on November 15, 2003.

     Both of the above noted swaps have been transacted with a US bank with a counter party credit rating of "A" (Standard & Poors). At December 31, 1997 the aggregate fair value of the two swaps was $423,359 US dollars in favor of the Company of which $114,556 has been recorded as a reduction in interest expense with the remaining balance of $308,803 recorded as a decrease in the cumulative translation adjustment.


13.  Capital Stock

      During 1994, the Company issued 165,767 common share purchase warrants to the holders of subordinated notes payable. The warrants were exercisable at $0.01 per share upon repayment of the notes or in the event of default of interest payments required on these notes. The warrants were assigned a value of $1,135,149 representing the estimated fair value of the warrants at the date of issuance. During 1996 the subordinated notes were redeemed together with the related common share purchase warrants for cash consideration of $4.7 million representing a $1,253,552 excess over the book value of the debt and warrants. The present value of interest payments foregone by the noteholders of $907,674 was expensed in 1996 as described in note 14. The remaining excess of $345,878 was allocated to the warrants and has been reflected as a reduction of paid in capital.

       As described in note 2, the Company completed a reorganization in 1997 whereby the shareholders of SSWL exchanged, on an aggregate basis, 1,728,246 shares of common stock and 442,993 options to acquire shares of common stock of SSWL for 1,383,328 shares of common stock and 252,197 options to acquire shares of common stock of Sparkling Spring plus $14,169,784 in cash. A total of $4,512,080 has been expensed in these financial statements representing cash used to repurchase options to acquire shares of common stock. The remaining cash paid to shareholders of $9,657,704 has been charged to share capital and retained earnings based on the number of shares of SSWL redeemed using the average carrying value per share. A further $76,422 has been expensed in these financial statements related to the repurchase of stock options from a former employee.

     The Company maintains a stock option plan for management and directors where options to acquire Class E common shares are issued with strike prices approximating the estimated value of the shares at the date of issuance.

      The Company accounts for stock options in accordance with APB Opinion No. 25 and accordingly, no compensation costs have been recognized. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts as follows:

                                          1995         1996           1997
                                          $            $              $
Net (loss) income, as reported           19,062      (306,996)     (5,358,366)
Net (loss), pro forma                   (95,014)     (415,332)     (5,358,366)
Net (loss) income per share, as           0.016        (0.209)         (3.180)
  reported
Net (loss) per share, pro forma          (0.078)       (0.283)         (3.180)

      There were no stock options granted during 1997. The per share weighted average fair value of stock options granted in 1996 and 1995 was $4.77 and $1.15 respectively at the date of grant, using the minimum value approach as permitted by SFAS 123 for non-public companies, and an assumed risk free interest rate of 5%.

      The following summarizes the status of the option plan. To the extent that options are exercisable in Canadian dollars, exercise prices have been translated at the exchange rate as of December 31, 1997:


                                      Number of      Range of         Average
                                       Options    Exercise Price  Exercise Price


Outstanding at December 31, 1994       301,298      $1.27 - 4.326       $3.33

Granted                                 64,595      $3.85 - 4.326       $4.30

Outstanding at December 31, 1995       365,893      $1.27 - 4.326       $3.53

Granted                                 53,500     $10.27 - 20.00      $18.53
Cancelled                              (20,000)            $4.326      $4.326

Outstanding at December 31, 1996       399,393      $1.27 - 20.00       $5.50

Exercised                               (7,500)            $4.326      $4.326
Repurchased                           (190,796)     $1.27 - 20.00      $4.351

Outstanding at December 31, 1997       201,097      $1.27 - 20.00       $6.61

Exercisable at December 31, 1997       168,263      $1.27 - 20.00       $4.59

       Information  with  respect  to  options  outstanding   and
exercisable at December 31, 1997 is as follows:

Options outstanding
                                                          Remaining
                                           Number        Contractual
                   Exercise Price       Outstanding          Life
                        $1.27              55,111         3.8 years
                        $3.85               5,000         3.8 years
                       $4.326              95,736         3.8 years
                       $10.27               5,000         5.0 years
                       $14.00               5,000         5.6 years
                       $20.00              35,250         3.8 years
                                          201,097

Options Exercisable
                        $1.27              55,111         3.8 years
                        $3.85               5,000         3.8 years
                       $4.326              93,236         3.8 years
                       $10.27               1,250         5.0 years
                       $14.00               1,000         5.6 years
                       $20.00              12,666         3.8 years
                                          168,263

      At  December  31,  1995  and 1996  the  number  of  options exercisable  were  138,084  and 235,390,  respectively,  and  the
weighted   average   exercise  prices  were   $3.38   and   $3.58
respectively.

      Warrants  for  51,100  shares have  been  granted  and  are
outstanding.   The  warrants  are  exercisable  for  total   cash
consideration of $1.


14.  Extraordinary Item

       The   Company  restructured  and  replaced  its  long-term
financing  agreements  in each of the last  three  years.   Costs
incurred related to new loan financing arrangements have been deferred in accordance with the Company's accounting policy for deferred financing costs. Costs, in the amount of $833,706 (1996- $473,436; 1995-$391,626) related to debt that was restructured have been expensed in the year, net of applicable income tax recoveries of $398,724 (1996-$434,238; 1995-$204,915).


15.  Statement of Cash Flow

                                         1995          1996            1997

(Increase) decrease in
  Accounts receivable               $  (875,321)   $(1,672,299)    $(3,468,235)
    Inventories                        (173,756)      (313,116)       (885,501)
    Prepaid expenses                   (198,454)      (759,560)       (183,766)
                                     (1,247,531)    (2,744,975)     (4,537,502)

Increase (decrease) in
    Accounts payable and accrued        317,510      1,867,327       2,341,702
      liabilities
    Unearned revenue                    316,146       (223,376)        (86,302)
    Customer deposits                   380,735        742,951         775,971
    Income taxes payable                     --         76,890         965,677
                                      1,014,391      2,463,792       3,997,048
Net change in non-cash working
  capital balances                     (233,140)      (281,183)       (540,454)
Less net working capital acquired
  on acquisitions [note 4]             (441,446)       262,344         195,908
Effect of translation                    26,915        (13,339)         (4,589)
                                     $ (647,671)    $  (32,178)     $ (349,135)

      Net working capital acquired on acquisitions has been excluded from cash flows from operations as it has been included in investing activities in acquisitions.


16.  Lease Commitments

      The Company is committed under operating leases extending for various periods to 2008. Future minimum lease payments are as follows:

1998                                     $1,436,760
1999                                      1,281,658
2000                                      1,070,543
2001                                        860,170
2002                                        817,844
Thereafter in aggregate                   3,205,197
                                         $8,672,172

      Lease costs of $1,291,043(1996 - $896,000; 1995 - $695,000)
have been expensed during the year.


17.  Income Taxes

      A reconciliation of the provision for income taxes based on the combined federal and provincial income tax rates of 45% is as follows:

                                             1995        1996           1997

Provision for (recovery of) income taxes   $319,408    $254,144     $(1,832,754)
  at statutory rates
Non deductible amortization                      --     132,910         302,059
Redemption of common stock options               --          --       2,030,436
Difference in foreign tax rates              (5,640)     14,414         (62,980)
Other                                       (14,661)     (3,143)          2,616
                                           $299,107    $398,325     $   439,377


The provision for income
  taxes includes:

                                             1995         1996          1997

Current income taxes--Canada               $     --    $ 90,000      $  804,385
                    --Foreign                    --          --         315,877
                                                 --      90,000       1,120,262

Deferred income taxes-Canada                269,107     357,325        (550,968)
                     --Foreign               30,000     (49,000)       (129,917)
                                            299,107     308,325        (680,885)
                                           $299,107    $398,325      $  439,377

      The deferred tax asset is comprised of the following timing differences:

                                             1995         1996          1997

Excess accounting expenses over tax       $106,792     $561,774      $  345,168
Non capital loss carryforwards             169,341      185,657       1,214,849
Excess of tax over book depreciation       (42,743)    (204,149)       (177,533)
Other differences                            9,757       (6,745)         (2,748)
                                          $243,147     $536,537      $1,379,736

The Company has non capital losses available for carryforward that expire as follows:

                 2004                   $1,451,040
                 2012                    1,140,072
                 No expiry                 563,224


18.  Selling, Delivery and Administrative


(a)  Related Party Transactions

      During  the year the Company paid approximately  $1,029,779
(1996-$529,400; 1995-$386,000) to CF Capital Corporation  (CFCC),
a company affiliated by common significant shareholdings, for management and related services.

      The  Company also paid CFCC $518,700 (1996-$239,600;  1995-
$135,000) for investment banking advisory services rendered in connection with acquisitions completed during the year which were capitalized as part of the related acquisition costs.

      The Company has entered into a Management Agreement with CFCC and two of CFCC's shareholders who are also shareholders of the Company. Under the terms of the Agreement, CFCC manages the operations of the Company and negotiates contracts, financial agreements and other arrangements. The Management Agreement provides that CFCC shall receive a base fee which is adjusted yearly based on annual Company revenues. An annual bonus, calculated as a percentage of the base fee, is due to CFCC in the event the Company achieves certain targeted levels of per share earnings before depreciation, amortization and income taxes. CFCC also receives fees for investment banking advisory service rendered to the Company in connection with successful acquisitions.

All shareholders of the Company are party to a Shareholder Agreement which provides, among other things, for preemptive rights in favor of the shareholders under certain circumstances if Sparkling Spring issues additional securities and for certain registration rights. The Shareholder Agreement also provides restrictions on the transfer of the Company's capital stock, for rights of first refusal and for rights of certain shareholders to require all other shareholders to join with them in their sale of the Company's capital stock.

     In connection with the purchase of shares of common stock of the Company, promissory notes totaling $230,003 have been received from certain officers of the Company. The promissory notes bore interest at a rate of 7% and were scheduled to mature on January 31, 1998 with principal and interest due on that date. The promissory notes were cancelled by the Company and replaced with promissory notes which bear interest at a rate of 6% and mature on January 31, 1999 with principal and interest due on that date. The common shares purchased by the officers are pledged as security for the promissory notes.

(b)  Advertising and Promotional Expenses

       Selling,  delivery  and  administration  expenses  include
advertising   and  promotional  expenses  of  $1,238,000   (1996-
$1,206,000; 1995-$656,000).


19.  Summary of Business Segments

                                          1995           1996           1997
Revenue
Canada                                $ 5,061,581    $15,363,998    $19,416,108
United Kingdom                         10,287,533     11,962,351     17,658,190
United States                                  --             --      4,999,586
                                      $15,349,114    $27,326,349    $42,073,884



Net income (loss) before income
  taxes, non-controlling interest
  and extraordinary item
Canada                                   $622,549     $  726,937    $(4,391,401)
United Kingdom                             64,250       (155,278)       451,400
United States                                  --             --       (145,282)
                                         $686,799     $  571,659    $(4,085,283)

Identifiable assets
Canada                                $ 5,664,794    $27,177,107   $ 31,345,420
United Kingdom                         12,856,161     17,232,061     25,866,401
United States                                  --             --     49,787,091
                                      $18,520,955    $44,409,168   $106,998,912


20.  Comparative Figures

     Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.


21.  Subsequent Events

(a) On February 24, 1998, the Company purchased all of the outstanding capital stock of Coastal Mountain Water Corp. for $4,241,000. Coastal Mountain Water Corp. is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of water to residential and commercial customers and the rental of water coolers.

(b) In January, 1998 the Company issued 9,360 shares to key managers of the Company for aggregate proceeds of $262,080 (note
2).

(c) The Registration Statement filed by the Company covering the Exchange Notes (note 12) was declared effective by the United
States Securities and Exchange Commission on April 1, 1998.

(d) In March 1998, the Company received a loan commitment for purposes of financing future capital investments, working capital and general corporate purposes. The loan commitment provides for borrowing availability of initially $40.0 million and matures in 2007. The documentation for the loan is expected to be finalized and the loan closed by early May. The Company's payment obligations under the credit agreement will have pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the credit agreement will rank senior to the payment of the Exchange Notes.

                             EXHIBIT INDEX

Exhibit                                                              Sequential
Number      Description                                              Page Number
-------     -----------                                              -----------

2.(ii)      Senior Credit Agreement, dated May 26, 1998 among             87
            Sparkling Spring Water Group Limited and the Guarantors named therein, as borrowers, and The Toronto-Dominion
            Bank, Toronto Dominion (Texas), Inc. and The Toronto-
            Dominion Bank, London Branch, as lenders.