Form 20-F
period 1998-12-31
SPARKLING SPRING WATER GROUP LTD
filed 1999-05-14
CIK 1050760

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -----------------------------

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                                        OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

             For the transition period from __________ to _________

                    Commission file number __________________


                      SPARKLING SPRING WATER GROUP LIMITED
             (Exact name of Registrant as specified in its charter)

                         Province of Nova Scotia, Canada
                 (Jurisdiction of incorporation or organization)

                               19 Fielding Avenue
                             Dartmouth, Nova Scotia
                                     B3B 1C9
                                 (902) 468-8430
                    (Address of principal executive offices)

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

                                 Yes  X    No
                                     ---        ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                              Item 17      Item 18  X
                                      ---          ---

                         TABLE OF ADDITIONAL REGISTRANTS


                                                                                                          PRIMARY STANDARD
                                                                                                          INDUSTRIAL
                                                                   STATE OR OTHER JURISDICTION OF         CLASSIFICATION CODE
EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER               INCORPORATION OF ORGANIZATION          NUMBER
----------------------------------------------------               -----------------------------          ------
Sparkling Spring Water Limited                                     Nova Scotia                            5149
Spring Water, Inc.                                                 Delaware                               5149
Cullyspring Water Co., Inc.                                        Washington                             5149
Crystal Springs Acquisition, Inc.                                  Delaware                               5149
Canadian Springs Water Company Limited                             Nova Scotia                            5149
Sparkling Spring Water UK Limited                                  England                                5149
Aquaporte (UK) Limited                                             England                                5149
Krystal Fountain Water Co. Limited                                 England                                5149
Marlborough Employment Limited                                     Scotland                               5149
Water at Work Limited                                              Scotland                               5149
Natural Water Limited                                              Scotland                               5149











         The address and telephone number of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the facing page of this Report.

EXCHANGE RATE DATA

         The following table sets forth for both Canadian dollars and British pounds sterling for the periods indicated, the high and low exchange rates (i.e., the highest and lowest exchange rate at which each currency was sold), the average exchange rate (i.e., the average of each exchange rate on the last business day of each month during the year) and the year end exchange rate of each currency in exchange for the U.S. dollar, as calculated from the inverse of the exchange rates reported by the Federal Reserve Bank of New York for cable transfers payable in Canadian dollars and British pounds sterling for customs purposes.


                                YEAR ENDED DECEMBER 31,
                         ------------------------------------
                         1994    1995    1996    1997    1998
                         ----    ----    ----    ----    ----
CANADIAN DOLLAR
High for the year ....   0.764   0.753   0.753   0.749   0.710
Low for the year .....   0.710   0.710   0.721   0.695   0.634
End of year ..........   0.713   0.733   0.730   0.700   0.650
Average for the year .   0.732   0.728   0.733   0.722   0.674

BRITISH POUND STERLING
High for the year ....   1.643   1.641   1.711   1.712   1.722
Low for the year .....   1.460   1.527   1.497   1.580   1.611
End of year ..........   1.564   1.552   1.705   1.642   1.663
Average for the year .   1.531   1.578   1.560   1.638   1.657

                                       SPARKLING SPRING WATER GROUP LIMITED

                                                 TABLE OF CONTENTS


                                                                                               Page
                                                                                               ----
PART I

ITEM 1.       DESCRIPTION OF BUSINESS............................................................2

ITEM 2.       DESCRIPTION OF PROPERTY...........................................................17

ITEM 3.       LEGAL PROCEEDINGS.................................................................18

ITEM 4.       CONTROL OF REGISTRANT.............................................................19

ITEM 5.       NATURE OF TRADING MARKET..........................................................21

ITEM 6.       EXCHANGE CONTROLS AND OTHER LIMITATIONS
              AFFECTING SECURITY HOLDERS........................................................21

ITEM 7.       TAXATION..........................................................................21

ITEM 8.       SELECTED FINANCIAL DATA...........................................................22

ITEM 9.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....................................24

ITEM 9A.      QUANTITATIVE AND QUALITATIVE
              DISCLOSURES ABOUT MARKET RISK.....................................................32

ITEM 10.      DIRECTORS AND OFFICERS OF REGISTRANT..............................................33

ITEM 11.      COMPENSATION OF DIRECTORS AND OFFICERS............................................36

ITEM 12.      OPTIONS TO PURCHASE SECURITIES FROM
              REGISTRANT OR SUBSIDIARIES........................................................36

ITEM 13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....................................37

PART II

ITEM 14.      DESCRIPTION OF SECURITIES TO BE REGISTERED
              (INTENTIONALLY OMITTED)..........................................................N/A

PART III

ITEM 15.      DEFAULTS UPON SENIOR SECURITIES...................................................39

ITEM 16.      CHANGES IN SECURITIES AND CHANGES IN SECURITY
              FOR REGISTERED SECURITIES AND USE OF PROCEEDS.....................................40

PART IV

ITEM 17.      FINANCIAL STATEMENTS
              (INTENTIONALLY OMITTED)..........................................................N/A

ITEM 18.      FINANCIAL STATEMENTS..............................................................40

ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS.................................................41


                                     PART I


         UNLESS INDICATED OTHERWISE, ALL REFERENCES IN THIS REPORT TO THE COMPANY REFER COLLECTIVELY TO SPARKLING SPRING WATER GROUP LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES.

         FOR PURPOSES OF THIS ANNUAL REPORT, ALL REFERENCES TO DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE SPECIFIED. ALL REFERENCES IN THIS REPORT TO "EBITDA" MEAN OPERATING PROFIT PLUS DEPRECIATION, AMORTIZATION AND INTEGRATION AND RELATED EXPENSES AND REFERENCES TO "CAGR" MEAN COMPOUND ANNUAL GROWTH RATE. UNLESS OTHERWISE INDICATED, ALL STATISTICAL DATA AND INFORMATION CONTAINED IN THIS REPORT IS AS OF DECEMBER 31, 1998.

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

         On December 23, 1997, Sparkling Spring filed a Registration Statement on Form F-4 (Registration No. 333-43061) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") with respect to the registration of its 11.5% Senior Subordinated Notes due 2007 (the "Notes") and the registration of the Guarantees ("Guarantees") on a subordinated basis by Sparkling Spring's existing and future subsidiaries (the "Subsidiary Guarantors"). The Registration Statement was declared effective on April 1, 1998. The Company is a "foreign private issuer" within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

         Sparkling Spring Water Limited ("SSWL"), a wholly owned subsidiary of Sparkling Spring, was founded in 1971 in Halifax, Nova Scotia to operate in the bottled water industry. In 1988, a controlling interest in the Company was acquired by Maritime Beverages Limited ("MBL"), a Pepsi-Cola bottler, which was managed by G. John Krediet, Kent Dillon Schickli, and Stephen L. Larson, principals of C.F. Capital Corporation ("CFCC"), an investment and management company. When MBL sold its soft drink bottling holdings to Pepsi-Cola Canada Limited in 1992, Messrs. Krediet and Larson retained their ownership of SSWL. Mr. Schickli left CFCC in 1992 and rejoined the Company as Chief Financial Officer on April 3, 1998.

         Sparkling Spring is one of the world's largest providers of bottled water delivered directly to residential and commercial markets. The Company's primary focus is on the bottling and delivery of high quality drinking water in five-gallon and six-gallon bottles to homes and offices, and the rental of water coolers. The Company's strategy has been to achieve significant market positions in a number of markets and thereby realize the operating leverage that can be obtained once a distribution system is established. Based upon its own internal estimates, the Company believes it has the following market shares of rental cooler locations: 60% market share in British Columbia, 70% in the Canadian Maritime Provinces, 29% in the United Kingdom (England and Scotland combined), 43% in Oregon and 15% in Washington. The Company believes it is the market share leader in each of these markets, except Washington where it believes it has the third largest customer rental location base. By virtue of its leadership position in its markets, the Company benefits from several competitive advantages over smaller operators, including more efficient distribution operations, purchasing synergies, quality customer service and well-established infrastructure. Management believes the Company's leadership in each of its served markets creates a significant barrier to entry for prospective competitors.

         Company sales by geographic market for each of the past three fiscal years are as follows:


                     1996          1997          1998
                     ----          ----          ----
Canada           $15,363,998   $19,416,108   $22,067,384
United Kingdom    11,962,351    17,658,190    23,005,889
United States           --       4,999,586    11,973,379
                 -----------   -----------   -----------
                 $27,326,349   $42,073,884   $57,046,652
                 -----------   -----------   -----------
                 -----------   -----------   -----------


         The Company delivers bottled water to a base of approximately 155,000 water cooler customer locations in its served markets consisting of approximately 123,400 customer locations that contain water coolers rented from the Company and 31,600 customers who own their coolers. Rental customers typically sign a one-year contract, providing the Company with a stream of relatively stable revenue from both a monthly cooler rental charge and the sale of bottled water. Water only customers generate revenue through the sale of bottled water and ancillary services such as cooler repairs. The Company believes that direct delivery water cooler companies enjoy several advantages over retailers of bottled water. Customers suffer inconvenience and potentially incremental cost if they choose to switch from one water cooler company to another. In addition, direct delivery water cooler operators such as the Company have made significant capital investments in inventories of water coolers and bottles, a truck fleet and bottling facilities. Management believes the capital intensity of the water cooler business and the complexity of direct delivery provide a second significant barrier to entry.

         The Company has a history of completing and integrating acquisitions, having made sixteen acquisitions since 1993. These acquisitions have enabled the Company to rapidly expand into attractive markets and increase production capacity. In addition to completing the acquisitions of fast-growing bottled water companies, management has improved the operations and profitability of most of the acquired companies. Since January 1, 1997, the Company has completed eleven acquisitions through which it entered the attractive U.S. bottled water market and expanded its leadership positions in Canada and the United Kingdom.

         The results of both significant internal growth and the execution of the Company's acquisition strategy are evidenced by the growth in the Company's revenue and EBITDA over the past five years. Revenue increased at a CAGR of 71% from $3.9 million in 1993 to $57.0 million in 1998. Over the same period, EBITDA increased at a CAGR of 90% from $0.5 million to $12.3 million (exclusive of integration and related expenses in 1998 of $1.8 million), with EBITDA margins increasing from 14.3% to 21.6%. See Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

         The Company is led by a senior management team whose members average more than 15 years in the beverage industry. A trust for the benefit of G. John Krediet, the Chairman of Sparkling Spring, and his children, owns 50.9% of the common stock ("Common Stock") of Sparkling Spring Water Holdings Limited which owns 100% of the outstanding shares of Sparkling Spring after giving effect to the reorganization (the "Reorganization") described later in this Report. See
Item 13 - Interest of Management in Certain Transactions - Share Reorganization. Mr. Krediet successfully executed a consolidation of Canadian Pepsi-Cola bottlers and, together with other senior management, identified the bottled water consolidation opportunity. Mr. Schickli, Sparkling Spring's Chief Financial Officer, assisted Mr. Krediet in the Canadian Pepsi-Cola consolidation in the late 1980's and early 1990's and has significant previous experience in the acquisition of beverage businesses and as chief financial officer of mid size beverage companies in the United States. Stewart E. Allen, President of Sparkling Spring since 1992, has managed the operations of the business focusing on profitably increasing the penetration levels in each of its markets. Mr. Allen previously served as Vice President of Sales and Marketing for Maritime Beverages Limited, the Pepsi-Cola business, prior to assuming the Presidency of Sparkling Spring. See Item 10 Directors and Officers of Registrant.



INDUSTRY OVERVIEW

         Bottled water continues to be one of the fastest growing segments of the U.S. beverage industry for the past ten years, generating nearly $4 billion of sales in 1997. According to BEVERAGE MARKETING CORPORATION, the U.S. bottled water market experienced a CAGR of 8.5% from 1986 to 1996, and is projected to grow at a slightly lower CAGR of 7.3% between 1996 and 2001. Bottled water volume in the U.S. increased from 629.7 million gallons in 1980 to 3.1 billion gallons in 1996, and is projected to reach 4.4 billion gallons in 2001. Furthermore, per capita bottled water consumption quadrupled from 1980 to 1996 with annual consumption in the U.S. increasing from 2.8 gallons per capita in 1980 to 11.7 gallons per capita in 1996. The projected per capita consumption is expected to reach 15.8 gallons in the U.S. by the year 2001. The water cooler segment generated approximately $1.2 billion of sales in 1996 or 1.2 billion gallons, representing 38.5% of the total U.S. bottled water market. The U.S. water cooler market experienced a CAGR of 3.9% between 1990 and 1996, and is projected to grow at an annual rate of 6.5% from 1996 to 2001, reaching 1.6 billion gallons by 2001.

         According to ZENITH INTERNATIONAL LTD.("ZENITH"), the bottled water market in the U.K. generated over (pound)437 million of sales in 1998, experienced a CAGR of 11.3% from 1992 to 1998, and is projected to grow at an annual rate of 6.3% between 1998 and 2002. Bottled water volume has increased from 420 million litres in 1990 to approximately 945 million litres in 1998 and is projected to reach 1.39 billion litres by the year 2002. Annual consumption of bottled water in the U.K. has increased from 7.2 litres per capita in 1990 and is projected to grow to 19.3 litres per capita by the year 2000. The water cooler segment generated approximately (pound)71 million or 145 million litres in 1998 up 19.8% from an estimated 121 million liters in 1997. It is estimated that the water cooler segment represented 16.2% of the total U.K. bottled water market in 1998 - nearly two and one-half times its estimated share in 1992. In addition, the U.K. water cooler market experienced a CAGR of 30% in units between 1992 and 1998, and is projected to grow at a CAGR of 13.3% from 1998 to 2002. ZENITH estimates that total water consumption through coolers will grow at a CAGR of approximately 11.6% over the same period reaching 225 million liters by the year 2002.

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

         The bottled water industry is highly fragmented in North America. The bottled water market is comprised of approximately 2,500 companies generating approximately $4 billion of sales. Of these companies, the five largest companies account for approximately 55% of the total market, with the remainder comprised of hundreds of small regional companies. Management believes that the industry will continue to consolidate as (i) operating leverage of the larger companies makes the smaller companies uncompetitive, (ii) succession issues at many smaller, family owned companies lead a number of independent companies to exit the industry, and (iii) pressure to meet improving water quality standards eliminates low quality producers.

         The Company believes that the competitive structure of the water cooler segment favors a larger operator with a successful consolidation track record. As a market leader in the majority of its geographic markets, the Company believes that it is well positioned to benefit from the growth and consolidation trends in the industry.

BUSINESS AND PRODUCTS

         The Company generated approximately 81% of its 1998 revenue from rental of water coolers and sale of bottled water dispensed through water coolers. Approximately 6% of its revenue is generated from the sale of bottled water in smaller retailed sized packages and 13% of its revenue is from related activities including the sale of paper cups, coffee, water filtration devices, water through vending machines and cooler sanitation services.

         BOTTLED WATER. The Company generated approximately 57% of its 1998 revenue from the sale of bottled water used in water coolers. Bottled water for water coolers is primarily sold in two sizes: a five-gallon (18 litre) bottle and a six-gallon (22 litre) bottle. In each market, a smaller package (3 gallon or 11 litre) exists for customers who may not be capable of lifting the five or six-gallon product or who may have storage constraints. The Company offers water bottles in plastic packaging that facilitates storage, and has non-spill caps. While its pricing varies from market to market and the Company frequently offers promotional discounts in certain markets, the Company charges on average approximately $5.50 for a five-gallon bottle of water.

         The Company also sells water in smaller retail sized containers such as one gallon, 1.5 litre and 500 ml sizes. In 1998, the Company generated approximately 6% of its total revenue from these smaller sized packages.

         The Company primarily markets four types of water: spring, premium drinking, steam-distilled, and fluoridated. The sale of steam-distilled water and fluoridated water accounted for less than 1% of the Company's revenue in 1998. Descriptions of each type of water follow:

         SPRING WATER. Water, which has been naturally filtered by its passage through various geological layers, is drawn from a protected underground reservoir called an aquifer. It can then be either bottled at the source or transported in stainless steel tankers to a more strategically located bottling facility.

         Before bottling, spring water is passed through a micron filter, which removes sediment while retaining the natural mineral content of the water. The water is then purified through an industry standard purification process known as ozonation. This sterilization process is over 400 times more effective than chlorination and does not leave a residual taste.

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

The following table summarizes the Company's operations in its existing markets:


        REGION                      PRINCIPAL PRODUCTS            BRAND NAMES
        ------                      ------------------            -----------
British Columbia                 Spring Water                   Canadian Springs
                                 Premium Drinking Water         Springfield
                                 Steam-Distilled Water

Maritime Provinces               Spring Water                   Sparkling Springs
                                 Steam-Distilled Water

United Kingdom                   Spring Water                   Nature Springs
                                                                Water At Work

United States                    Spring Water                   Crystal Springs
                                 Premium Drinking Water         Cully Spring
                                 Steam-Distilled Water
                                 Fluoridated Drinking Water


         WATER COOLERS. In 1998 the Company generated approximately 24% of its revenue from the rental of water coolers. The Company has a base of approximately 155,000 water cooler locations in its served markets consisting of approximately 123,400 customer locations that contain Company owned rental coolers and 31,600 customers who own their coolers and or buy other products from the Company. Customers who have rental coolers typically sign a one-year contract, providing the Company with a stream of relatively stable revenue from either a monthly, quarterly or annual cooler rental charge and the sale of bottled water. The Company's large installed customer location base creates operating efficiencies by supporting a level of infrastructure that can be leveraged to support incremental cooler installations at an attractive marginal profitability rate. While its pricing varies from market to market and depends on the water cooler selected by the customer, the Company's current average monthly rental charge for its coolers is approximately $10.

         The following table presents management estimates of certain information relating to the Company's cooler location base as of December 31, 1998:


                                                                   UNITED        UNITED
                                                      CANADA       KINGDOM       STATES
                                                      ------       -------       ------
Rental Coolers at Customer Locations                   66,800       30,600       26,000
Total Rental Cooler Locations and Other Customers      91,800       34,000       29,200
Estimated % Residential Customers                          58%           2%          40%
Estimated % Commercial Customers                           42%          98%          60%


         The Company purchases its water coolers from one of three preferred suppliers and maintains a stock of spare parts at delivery depots. The Company strips down, cleans, and redeploys returned water coolers prior to all new installations. The Company's average cost per water cooler is approximately $150, and the Company estimates that the average life of a water cooler is ten years. The typical pay back period on a water cooler investment (assuming only rental revenue) is approximately 20 months. In the event of termination of the rental agreement, water coolers can be readily redeployed at a relatively low cost to the Company. In addition, in certain markets the Company charges a water cooler collection fee when a customer opts to discontinue purchasing water.

         OTHER. The remaining 13% of the Company's 1998 revenue was generated through the sale of paper cups, cooler sanitation services, coffee delivery, the sale of water filtration devices and the sale of water through vending machines.

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

         FOCUS ON THE WATER COOLER SEGMENT WITHIN THE GROWING "ALTERNATIVE TO TAP WATER" MARKET. Management believes that the overall growth of the bottled water industry and the relatively low level of water cooler penetration in the Northwestern United States and the U.K., in particular, provide the Company with significant growth opportunities. The Company believes that health concerns and problems with the taste and odor of tap water have generated consumer demand for an "alternative to tap water," driving consumers to increasingly rely on bottled water and filtration systems in order to satisfy their drinking water needs. The Company intends to take advantage of this growth in demand by offering a premium product through multiple channels (i.e., direct delivery, retail and filtration systems), with a specific focus on the "direct delivery" water cooler segment.

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

         PURSUE STRATEGIC ACQUISITIONS. The Company has pursued an acquisition strategy to create value by taking advantage of the consolidation of the highly fragmented bottled water industry. The Company has developed and implemented a "hub and spoke" approach to acquiring companies in new markets by identifying one of the largest bottled water companies as a platform acquisition, and complementing it with smaller fill-in acquisitions in neighboring or overlapping geographic territories. The Company is generally unwilling to enter a market through an acquisition unless the company being acquired is both one of the market share leaders and provides the critical mass and local management talent necessary to act as a platform in that market. While the purchase price paid for a platform company is typically higher than that for a fill-in acquisition (as measured using multiples of first year EBITDA), the Company is able to reduce its average acquisition multiple by opportunistically acquiring "spoke" distribution routes. These spoke acquisitions can be acquired at more attractive prices due to the limited strategic options available to these smaller operators and synergies to be gained by Sparkling Spring from consolidating these companies into the `platform' business. During 1998 the Company's earnings were adversely affected by $1.8 million in charges arising from increased accounts receivable and inventory reserves. Because the Company believes that these charges related, in part, to the Company's rapid expansion by acquisition during 1997 and 1998, the Company has announced that it will be slowing its growth by acquisition in 1999.

         PROVIDE OUTSTANDING CUSTOMER SERVICE. The Company believes quality of service and reliability of delivery are the primary competitive factors in the water cooler business. The quality of service is measured by the Company's ability to: (i) reliably deliver bottled water on schedule, (ii) meet customer shortages with the quick delivery of refills, (iii) provide regular maintenance and sanitation of water coolers and (iv) effectively address any other needs of a customer. Management monitors on a monthly basis the Company's customer "retention" rate (its renewal rate with respect to its water cooler rental agreements) in an effort to continually monitor customer service. The Company's average retention rate was approximately 80% in 1997 and 1998. Management believes its customer retention rate is higher than the industry average.

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

         On January 18, 1996, the Company acquired Canadian Springs Water Company Limited ("Canadian Springs"). Canadian Springs is the leading home and office water cooler company in British Columbia, with operations in Vancouver, Victoria, Kelowna and Nanaimo. The acquisition served to consolidate the Company's position in Canada while providing it with access to the fastest growing bottled water market in Canada.

         On May 19, 1996, the Company acquired Water Jug Enterprises Limited ("Water Jug"). The acquisition of Water Jug, which serves the Kamloops area in British Columbia, further solidified the Company's market position in British Columbia.

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

         On February 5, 1997, the Company acquired Marlborough Employment Limited doing business as "Water At Work". Water at Work is headquartered in Glasgow, Scotland, and is Scotland's largest water cooler company and the fourth largest in the U.K., serving both the Glasgow and Edinburgh markets. The acquisition of Water At Work further bolstered the Company's leadership position in the U.K. market and established its leading presence in the attractive Scottish market.

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

         On May 16, 1998 the Company purchased all of the outstanding capital stock of Krystal Fountain Water Co. Limited ("Krystal Fountain"). Krystal Fountain operates primarily in the M25 area in London, England.

         On August 31, 1998 the Company purchased all of the assets of the Springfield Water Division of Brio Beverages, Inc. ("Springfield"). Springfield is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of spring water to residential and commercial customers and the rental of water coolers.

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

         The Company has ten bottling facilities located throughout British Columbia, the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States.

         BRITISH COLUMBIA. The Company operates five bottling facilities, two are located in Vancouver, and one each in Victoria, Kamloops and Prince George, British Columbia. The Vancouver and Prince George facilities produce both premium drinking water and spring water. The Company transports the spring water from sources located in the Coastal Mountains pursuant to a non-exclusive contract without a fixed term. The bottling line in Victoria is capable of producing both spring water and premium drinking water but currently only produces premium drinking water. The Company is currently planning to consolidate its two Vancouver facilities into a new plant that should be ready by the early summer of 1999. The Company has purchased a new high speed filler to be installed in this new leased facility that is expected to reduce variable production costs.

         MARITIME PROVINCES. The Company's bottling line is located in Valley, Nova Scotia, which is also the site of a spring owned by the Company. Water is bottled at the source, processed and distributed to the Company's five depots and distributors in Nova Scotia, New Brunswick and Prince Edward Island. The Company also produces smaller size retail packages at this facility.

         ENGLAND. The Company operates its bottling operations in a production facility adjacent to its second largest distribution depot, in Buckinghamshire, England. Spring water is purchased from various sources and transported to the bottling line for processing.

         SCOTLAND. The Company operates a bottling line which processes water drawn from a 100-year old spring water source in Dumfries, Scotland. The water is processed and bottled in a bottling line operated by Natural Water Limited, a wholly-owned subsidiary of Sparkling Spring.

         UNITED STATES. From its Portland, Oregon facilities, the Company processes premium drinking water, as well as spring water shipped from a source in the Cascade Mountains pursuant to a non-exclusive contract without a fixed term. From its Seattle, Washington facility, the Company processes premium drinking water and spring water. In addition, the Company also produces 1 gallon and 2 1/2 gallon retail packages at the Seattle facility which are sold throughout the pacific northwest.

         The following table provides certain information regarding the Company's bottling facilities:


          LOCATION                        TYPE OF WATER               BOTTLING CAPACITY
          --------                        -------------               -----------------
Vancouver, British Columbia               Premium Drinking            490 bottles per hour
                                          Spring
                                          Steam Distilled

Vancouver, British Columbia               Spring                      225 bottles per hour

Victoria, British Columbia                Premium Drinking            225 bottles per hour

Kamloops, British Columbia                Premium Drinking            300 bottles per hour

Prince George, British Columbia           Premium Drinking            125 bottles per hour
                                          Spring

Valley, Nova Scotia                       Spring                      485 bottles per hour
                                          Steam Distilled

Buckinghamshire, England                  Spring                      1,200 bottles per hour

Glasgow, Scotland                         Spring                      300 bottles per hour




Portland, Oregon                          Premium Drinking            600 bottles per hour
                                          Fluoridated Drinking
                                          Spring

Seattle, Washington                       Premium Drinking            450 bottles per hour
                                          Spring
                                          Steam Distilled



SALES AND MARKETING

         The Company markets its products principally through telephone directory yellow page advertisements, newspaper advertisements, mall shows, coupons, product sponsorship programs, direct mail, radio commercials and various referral programs which are supported by the efforts of approximately 129 salaried sales and marketing personnel. Almost half of the Company's new customers are derived from incoming telephone calls resulting from yellow page advertisements, the key advertising vehicle for the Company. To supplement this effort, the Company's marketing team solicits potential new customers in specific geographical areas in which the Company desires to increase the density of existing routes or in which it desires to establish new routes. A potential new customer may be offered various introductory promotions including a free trial offer. The Company's marketing activity emphasizes the benefits of bottled water, the convenience of a water cooler as well as the associated regular delivery of bottled water and, to a lesser extent, the creation of brand awareness.

         An important part of the Company's sales, marketing and customer service strategy is its focus on retaining customers. The Company experienced a relatively high retention rate of its water cooler rental agreements of 98.3% per month in 1998, which management believes is higher than the industry average. Generally, the Company has also increased the retention rate of the businesses it has acquired. In 1999, the Company expects its retention rate to decrease as a direct result of high cooler placement rates in 1998 and stricter enforcement of its accounts receivable policies. Its' primary strategy for maximizing its retention rate is to focus on outstanding customer service. In addition, the Company employs certain strategies to retain customers who indicate they wish to discontinue receiving bottled water. Customer service representatives are compensated for the customers they help to retain.

DISTRIBUTION

         As of December 31, 1998, the Company owned or leased approximately 195 beverage trucks and employed 284 people in its distribution operations. The average cost per new truck is approximately $65,000, and the Company generally delivers to neighborhoods within a ninety minute drive from its distribution centers. Each truck has a useful life of 7 to 12 years and can hold 120 to 300 five- or six-gallon bottles. The Company's drivers are generally paid on a per-delivered-bottle basis, promoting efficiency and higher utilization of the delivery trucks. On average, a truck driver services approximately 800 customers. The average customer typically receives delivery once every two weeks. In addition, the Company's drivers actively generate sales and are compensated for each new customer contract they originate.

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

COMPETITION

         The Company competes in the "alternative to tap water" market in two areas. First, it competes directly with other home and office delivery bottled water companies in its geographic markets. This segment is highly fragmented with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. The Company believes it has a leading market share position in the United Kingdom, British Columbia and the Maritime Provinces of Canada, and Oregon in the U.S. Furthermore, management believes it has a third market share position in the state of Washington. Management believes that its access to capital, professional management, and reporting and accounting systems are equal to or greater than those of its local competitors in these markets. The Company believes quality of service and reliability of delivery are the primary competitive factors in the water cooler business. Additionally, the Company believes that the capital intensity of its operations creates significant barriers to entry.

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

         The "alternative to tap water" industry also includes a number of well-established, well-capitalized companies, most of which do not currently compete directly in the Company's markets. These include Nestle S.A., which owns Perrier and the Perrier Group of America. Perrier Group of America operates the Arrowhead, Poland Spring, Zephyrills, Ozarka, Oasis and Great Bear brands. Suntory owns Belmont Springs, Hinkley & Schmitt, Crystal, Kentwood, and Polar and competes with the Company in the Pacific Northwest United States. BSN Group owns the Evian and Dannon brands and also operates the Crystal Spring (Toronto), Spring Valley, and Laurentian businesses home and office water cooler operations in Ontario and Quebec, Canada. McKesson Corporation operates the Sparkletts business and competes with the Company in Washington. Ionics Incorporated operates the Aquacool businesses and competes with the Company in England. In addition, United States Filter Corp., which purchased Culligan Water Technologies Inc. in 1998, competes in the home and office water cooler business and water filtration segments either directly or indirectly through franchisees in most of its markets.

CUSTOMERS

         The Company has grown from a base of approximately 8,000 water coolers in 1991 to a base of approximately 123,400 rental water coolers and 155,000 total customer locations as of December 31,

1998. No customer accounted for more than 1% of the Company's revenue in 1998. Approximately 60% of the Company's revenue in 1998 was derived from sales to commercial establishments, with the balance attributable to residential customers. Substantially all of the Company's United Kingdom customers are commercial establishments. The Company's commercial customers include both large established businesses and smaller regional and local shops, offices, warehouses and production facilities. The Company's customers include the British Airport Authority and the Royal Bank of Scotland in the United Kingdom, Toronto Dominion Bank and The Hong Kong Bank in Canada and Reynold Metals in the United States. Management believes that the diversity of its customer base protects the Company from reliance on any one customer or a particular industry segment. In addition, the Company has a number of short term bottling contracts with independent beverage companies, including Pepsi-Cola in Canada, as well as with supermarkets such as Fred Meyer, Inc. and Safeway, Inc. in the United States.

EMPLOYEES

         As of December 31, 1998, the Company had approximately 629 full-time employees, of which 129 were in sales and services, 284 in distribution, 92 in production and warehouse and 124 in administration. The workforce is not subject to collective bargaining agreements and temporary workers are used during peak demand periods. The Company believes that it enjoys good relations with its employees.

SEASONALITY

         Bottled water sales are subject to seasonal variations with decreased sales during cold weather months and increased sales during warm weather months. Water cooler rentals are typically paid monthly and mitigate the seasonal effect of water sales.

FOREIGN OPERATIONS

         For the year ended December 31, 1998, approximately 39% of the Company's revenue was generated in Canada in Canadian dollars, 40% of the Company's revenue was generated in the United Kingdom in Pounds Sterling and 21% of the Company's revenue was generated in the U.S. in U.S. dollars. In addition, a substantial portion of the expenses incurred by the Company during that period were denominated in currencies other than U.S. dollars. Foreign operations are subject to a number of special risks, including, but not limited to, risks with respect to fluctuations in currency exchange rates, regional and national economic conditions, economic and political destabilization, other disruptions of markets, restrictive actions by foreign governments (such as restrictions on transfer of funds and unexpected changes in regulatory environments), changes in foreign laws regarding trade and investment and foreign tax laws.

         The Company generally does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks. However, on December 2, 1997, the Company entered into cross currency swap transactions in Canadian dollars (notional amount of $28 million) and British Pounds Sterling (notional amount of $30 million) for the purpose of managing risks associated with future foreign currency fluctuations. The Canadian dollar swap was terminated in October, 1998 realizing cash proceeds of $3.4 million. The Company occasionally enters into short term foreign currency forward transactions to hedge known payments denominated in one of its other currencies or future cash flows from the Company's operations.

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

         Each of the Company's operating subsidiaries employs a Quality Control Manager or certified plant operator and follows internal, industry and government testing requirements. In addition, all water is ozonated to ensure the safety and quality of the Company's product. Ozonation is the government and industry standard for the treatment of water prior to bottling.

         CANADA. In Canada, bottled water is considered a food product and, as such, is governed by the Federal Department of Health and Welfare--Health Protection Branch under the Food and Drug Act. Packaged waters in Canada are also subject to Health Canada's "Division 12- Regulation for Packaged Water and Ice" and the "Guidelines for Canadian Water Quality". The Company's production sites are audited annually according to the Good Manufacturing Practices (the "GMP") governing such plants. This inspection is performed by Food Protection Branch. In addition to the government plant audits, the Company's bottling facilities are subject to annual unannounced plant audits by the National Sanitation Foundation (the "NSF"). The NSF is an independent inspection and auditing firm under contract by the industry to further ensure the GMP and quality of bottled water in Canada, the United States and Europe.

         The Company is in good standing with the International Bottled Water Association (the "IBWA") and the Canadian Bottled Water Association (the "CBWA"). The IBWA mandates compliance with strict quality control standards on a global basis. The CBWA is the Canadian chapter of the IBWA.

         UNITED KINGDOM. In the United Kingdom, bottled water is governed by the European Union's Mineral Water Directive and Drinking Water in Containers Regulations. In addition, the Company is a member of the Bottled Water Cooler Association (the "BWCA") and the IBWA, both of which play a major role in setting industry standards. The BWCA requires its members to adhere to a Code of Practice and pass an annual quality inspection conducted by an independent third-party organization. The current BWCA plant inspection program is administered by the NSF. The Company believes that it is in good standing with the BWCA.

         UNITED STATES. In the United States, bottled water is regulated by the Federal Food and Drug Administration (the "FDA") and follows the Quality Standards, Standards of Identity and Current Good Manufacturing Practices guidelines under the Code of Federal Regulations. In all of the states where the Company operates, its plants are under the control and regulation of various health departments for manufacturing practices, hygiene and product quality. As in the case of Canada and the U.K., inspections of the Company's production sites in the U.S. are conducted annually by the NSF.

ENVIRONMENTAL MATTERS

         The Company's operations and properties are subject to a wide variety of federal, state, local and international laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes and the health and safety of employees (collectively, "Environmental Laws"). Such laws, including but not limited to, those under the Comprehensive Environmental Response, Compensation and Liability Act may impose joint and several liability and may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessor as well as to conditions of properties at which wastes or other contamination attributable to an entity or its predecessor have been sent or otherwise come to be located. Based upon its experience to date, the Company believes that it is in substantial compliance with existing Environmental Laws and that any liability for known environmental claims pursuant to such Environmental Laws will not have a material adverse effect on the Company's financial position or results of operations and cash flows. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities.

RECENT DEVELOPMENTS

         As at December 31, 1998, the Company was in violation of a financial covenant under its Senior Credit Facility. On May 5, 1999, the Company reached agreement with its lenders to amend the Senior Credit Facility such that the Company is now in compliance with the financial covenants of the amended Senior Credit Facility. See Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Senior Credit Facility.

ITEM 2.  DESCRIPTION OF PROPERTY

         The Company maintains corporate headquarters in Dartmouth, Nova Scotia. The following table sets forth certain information relating to each of the Company's facilities:


                                      SIZE                                           OWNED/          LEASE
LOCATION                             SQ. FT.               PURPOSE                   LEASED       EXPIRATION
--------                             -------               -------                   ------       ----------
CANADA:

Dartmouth, Nova Scotia                14,000    Corporate Headquarters,
                                                Distribution                         Leased      June 2002

Valley, Nova Scotia                   14,500    Bottling, Distribution, Spring Site  Owned             N/A

Sydney, Nova Scotia                    4,500    Offices, Distribution                Leased       May 1999

Moncton, New Brunswick                 3,700    Office, Distribution                 Leased      June 2001

Saint John, New Brunswick              4,300    Offices, Distribution                Leased       May 2003





Vancouver, British Columbia           45,000    Offices, Bottling, Distribution      Leased       May 2011
                                                (Under Construction)

Vancouver, British Columbia           19,600    Offices, Bottling, Distribution      Leased      Oct. 1999

Vancouver, British Columbia            5,000    Offices, Bottling, Distribution      Leased      June 1999

North Vancouver, British Columbia     10,000    Offices, Warehouse                   Leased       May 2002
                                                (Sub-leased to third party)

Victoria, British Columbia             7,250    Offices, Bottling, Distribution      Leased      Feb. 2003

Nanaimo, British Columbia              1,300    Distribution                         Leased        Monthly

Kamloops, British Columbia            10,000    Offices, Bottling, Distribution      Leased      Feb. 2003
                                       2,500    Surplus                              Leased       May 1999

Prince George, British Columbia        7,800    Bottling, Distribution               Leased      June 2002


UNITED KINGDOM:

Tewkesbury, England                    8,600    Offices, Distribution                Leased      Apr. 2008

High Wycombe, England                 18,000    Offices, Distribution                Leased      Dec. 2006

High Wycombe, England                 18,000    Bottling                             Leased      Dec. 2006

Warrington, England                    4,000    Offices, Distribution                Leased      Dec. 2002

Arklo Road, England                    8,000    Offices, Distribution                Leased      Oct. 2006

Glasgow, Scotland                      4,500    Offices, Distribution                Leased      June 2004

Dumfries, Scotland                     4,000    Bottling                             Leased      June 2009

Dundee, Scotland                       2,000    Offices, Distribution                Leased      Feb. 2000

Broxburn                               5,000    Offices, Distribution                Leased     April 2003

UNITED STATES:

Portland, Oregon                      30,000    Bottling, Distribution, Offices      Leased      Oct. 2007

Portland, Oregon                      10,000    Distribution (For Sub-lease)         Leased      June 2000
                                       7,000    Bottling, Offices (For Sub-lease)    Leased      June 2002

Seattle, Washington                   25,000    Bottling, Distribution, Offices      Leased      Oct. 2002


         All of the Company's bottling and distribution facilities, in the opinion of the Company's management, have been adequately maintained, are in fair to good operating condition and generally have sufficient capacity to handle present sales volume and expected volume through the end of 1999. The Company is currently evaluating upgrading its production facilities in Scotland in the year 2000 or 2001.

ITEM 3.  LEGAL PROCEEDINGS

         The Company is not a party to any litigation other than routine legal proceedings incidental to its business. Management does not expect that these proceedings will have a material adverse effect on the Company.

ITEM 4.  CONTROL OF REGISTRANT

         During the third quarter of 1998 Sparkling Spring Water Holdings Limited ("Holdings") was formed with all of the shareholders of Sparkling Spring exchanging their shares and options to acquire shares of Sparkling Spring for an equal number of shares and options to acquire shares of Holdings (the "Reorganization"). As of December 31, 1998 warrants to purchase 51,100 shares of Sparkling Spring were outstanding to an unrelated third party.

         Gaspar Limited ("Gaspar"), a Barbados corporation wholly-owned by a trust for the benefit of Mr. Krediet and his children, owns 50.9% of the outstanding Common Stock of Holdings. Clairvest Group, Inc., a Canadian corporation, is the holder of 30.4% of the outstanding Common Stock of Holdings. To the Company's knowledge, the Company is not directly or indirectly owned or controlled by any foreign government.

        Sparkling Spring, Gaspar, Clairvest, Stephen L. Larson, Lucy Stitzer, Stewart E. Allen, K. Dillon Schickli and certain other shareholders of the Company are parties to a Shareholder Agreement, dated October 27, 1998 (the "Shareholder Agreement") which sets forth various arrangements, the operation of which could at a subsequent date, result in a change of control of the Company. For a more detailed discussion of the provisions of the Shareholder Agreement, see Item 13 - Interest of Management in Certain Transactions - Shareholder Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as at December 31, 1998 certain information regarding the ownership of Common Stock of Holdings with respect to
(i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of Sparkling Spring's directors,
(iii) each person named in the Summary Compensation Table and (iv) all directors and officers as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned. Unless otherwise indicated, the address for each shareholder is in care of the Company, 19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9.

         After giving effect to the Reorganization, there were outstanding an aggregate of 1,394,188 shares of Common Stock and an aggregate of 152,310 options to purchase shares of Common Stock. All shares of Common Stock issuable upon exercise of options and warrants are not entitled to vote on matters submitted to a vote of the shareholders of Holdings.

                            BENEFICIAL OWNERSHIP (1)

NAME OF BENEFICIAL OWNER                 SHARES OF COMMON STOCK       PERCENT
------------------------                 ----------------------       -------
Gaspar Limited
Bridgetown, Barbados                           713,300(2)              50.9%

Clairvest Group Inc.
Toronto, Ontario                               423,190                 30.4%

G. John Krediet                                  8,250(3)                 *

Stephen L. Larson                              125,209(4)               8.9%

Stewart E. Allen                               110,378(5)               7.4%

Lucy M. Stitzer                                 94,010                  6.7%

Michael Bregman                                  --(6)                   --

Kenneth B. Rotman                                --(7)                   --

C. Sean Day                                      8,994                    *

K. Dillon Schickli                               7,000(8)                 *

All Directors and Executive Officers         1,058,891                 69.8%
as a  Group (8 persons)


----------

*        Less than one percent

(1) Shares of Common Stock which an individual or group has a right to acquire at any time pursuant to the exercise of options or warrants, whether or not currently vested or exercisable, are deemed to be outstanding for the purpose of computing the percentage ownership of that individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Information in this Report regarding the ownership of the Common Stock of Holdings is calculated in accordance with the foregoing methodology.

(2) Gaspar Limited is a Barbados corporation wholly-owned by a trust organized for the benefit of G. John Krediet and his children. Includes 8,250 shares of Common Stock issuable upon exercise of options held by Mr. Krediet.

(3) Includes 8,250 shares of Common Stock issuable upon exercise of options. Does not include shares owned by Gaspar Limited or shares owned by Mr. Larson subject to a Voting Agreement (see note 4) with respect to which Mr. Krediet disclaims beneficial ownership.

(4) Includes 6,000 shares of Common Stock issuable upon exercise of options and shares subject to a Voting Agreement between Mr. Larson and Mr. Krediet.

(5) Includes 104,706 shares of Common Stock issuable upon exercise of options.

(6) Excludes 423,190 shares held by Clairvest Group Inc., of which Mr. Bregman, a Director of Sparkling Spring, is the Vice Chairman and a Director, and with respect to which Mr. Bregman disclaims beneficial ownership.

(7) Excludes 423,190 shares held by Clairvest Group Inc., of which Mr. Rotman, a Director of Sparkling Spring, is Co President and a Managing Director, and with respect to which Mr. Rotman disclaims beneficial ownership.

(8) Includes 3,500 shares of Common Stock issuable upon exercise of options.

ITEM 5.  NATURE OF TRADING MARKET

         As of the date of this Report, there is no principal non-United States or United States trading market for the Notes. As at April 30, 1999, approximately $100 million principal amount of the Notes were held by approximately 15 record holders in the United States and were trading at an approximate aggregate value of $78 million.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         As of the date of this Report, there are no governmental laws, decrees or regulations in Canada that restrict the remittance of interest or other payments to non-resident holders of the Notes.

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

ITEM 8.  SELECTED FINANCIAL DATA

         The following selected historical consolidated financial data of the Company for the five years ended December 31, 1998 has been derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent public accountants. The information set forth below should be read in conjunction with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company including the notes thereto, included in
Item 18 of this Report.

(DOLLARS IN THOUSANDS)


                                                                           YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------
                                                       1994          1995         1996          1997          1998
                                                       ----          ----         ----          ----          ----
INCOME STATEMENT DATA:
   Revenue .....................................   $   8,725     $  15,349    $  27,326     $  42,074     $  57,047
   Cost of sales ...............................       1,755         2,863        4,676         7,992        10,020
   Selling, delivery and administrative expenses       5,356         9,041       15,756        22,869        34,677
   Depreciation and amortization ...............       1,095         1,465        3,842         5,692         8,880
   Interest expense ............................         625         1,294        2,481         5,018         9,714
   Net income (loss) before
      extraordinary items ......................         (94)          411          166        (4,525)       (8,073)
   Net (loss) income ...........................        (238)           19         (307)       (5,358)       (8,073)

OTHER DATA:
   EBITDA (1) ..................................   $   1,614     $   3,445    $   6,894     $  11,212     $  12,349
   EBITDA margin ...............................        18.5%         22.4%        25.2%         26.7%         21.6%
   Ratio of EBITDA to interest expense .........        2.58          2.66         2.78          2.23          1.27
   Cash provided by (used in) operating
      activities ...............................       1,029         1,491        3,216          (495)        2,661
   Cash used in investing activities ...........       7,579         4,219       24,168        33,899        24,662
   Cash provided by financing activities .......       5,926         3,551       22,669        60,005         5,178
   Net capital expenditures ....................       1,257         2,287        6,736         6,038         8,138
   Water cooler location base ..................      23,838        30,344       68,614       115,037       155,000

BALANCE SHEET DATA:
   Cash and cash equivalents ...................   $      67     $     860    $   2,231     $  27,507     $   9,728
   Total assets ................................      13,835        18,521       44,409       106,999       107,633
   Long-term debt (2) ..........................       7,623        11,309       30,474       104,799       112,316
   Common shareholders' equity (deficit) .......       2,331         2,207        6,772        (8,960)      (19,789)


----------


(1) "EBITDA" means operating profit plus depreciation, amortization and integration and related expenses. For 1998, EBITDA reported in the Table is prior to deduction of integration and related expenses of $1.8 million. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or to incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flow from operations as a measure of liquidity in accordance with generally accepted accounting principles.

(2) Includes amounts due under capital lease obligations, other debt, Senior Bank Debt (including current maturities) and the Notes.

         The above financial information includes the results of operations of the following companies from their dates of acquisition as follows: Crystal Springs Limited: April 14, 1993; Water Cooler Division of Buxton Mineral Water Company Limited: June 8, 1994; Aquarporte (UK) Ltd.: April 26, 1995; Canadian Springs Water Company Limited: January 18, 1996; Water Jug Enterprises Limited:
May 19, 1996; D&D and Company, Inc.: January 2, 1997; Withey's Water Softening & Purification Limited: January 28, 1997; High Valley Water Limited: January 30, 1997; Marlborough Employment Limited: February 5, 1997; Soja Enterprises, Inc.:
June 4, 1997; Crystal Springs Bottled Water Co., Inc.: June 23, 1997; Cullyspring Water Co., Inc.: October 23, 1997; Crystal Springs Drinking Water
Inc.: December 17, 1997; Coastal Mountain Water Corp: February 24, 1998; Krystal Fountain Water Co. Limited: May 16, 1998, and the Springfield Water Division of Brio Beverages, Inc.: August 31, 1998.

EXCHANGE RATE DATA

         The following table sets forth for both Canadian dollars and British pounds sterling for the periods indicated, the high and low exchange rates (i.e., the highest and lowest exchange rate at which each currency was sold), the average exchange rate (i.e., the average of each exchange rate on the last business day of each month during the year) and the year end exchange rate of each currency in exchange for the U.S. dollar, as calculated from the inverse of the exchange rates reported by the Federal Reserve Bank of New York for cable transfers payable in Canadian dollars and British pounds sterling for customs purposes.


                                               YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                         1994    1995    1996    1997    1998
                                         ----    ----    ----    ----    ----
CANADIAN DOLLAR
High for the year..................     0.764   0.753   0.753   0.749   0.710
Low for the year...................     0.710   0.710   0.721   0.695   0.634
End of year........................     0.713   0.733   0.730   0.700   0.650
Average for the year...............     0.732   0.728   0.733   0.722   0.674

BRITISH POUND STERLING
High for the year..................     1.643   1.641   1.711   1.712   1.722
Low for the year...................     1.460   1.527   1.497   1.580   1.611
End of year........................     1.564   1.552   1.705   1.642   1.663
Average for the year...............     1.531   1.578   1.560   1.638   1.657


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

         In 1998, the Company generated approximately 24% of its total revenue from the rental of water coolers. The Company typically charges its customers a monthly, quarterly or annual water cooler rental charge. Total rental revenue is a function of the size of the Company's water cooler base and the monthly cooler rental charge. From December 31, 1995 to December 31, 1998, the Company's water cooler customer location base increased by 411% from 30,344 to 155,000. The Company's average monthly cooler rental charge remained relatively stable during this period.

         Revenue from the sale of bottled water to commercial and residential markets, which accounted for approximately 63% of the Company's total revenue in 1998, is driven by a number of factors, including the water cooler base, consumption of bottled water per customer and the price charged per bottle of water. Approximately 90% of the water sales were in 5-gallon, 6-gallon or 3-gallon returnable containers made for dispensing through water coolers and the remaining 10% (or 6% of total revenues) of the sale of bottled water was from the sale of water in smaller retail packages primarily to wholesalers and retailers.

         The remaining 13% of the Company's total revenue in 1998 was generated from related activities, including the sale of paper cups, cooler sanitation services, coffee, water filtration devices and water through vending machines. The Company plans to continue these ancillary activities to maximize the profitability of its established distribution system.

         Since 1994, the Company has substantially improved its sales and EBITDA by increasing its base of water coolers through internal growth and acquisitions. The Company's operations are characterized by relatively high fixed costs due to the significant investment required to establish a bottling and distribution infrastructure. As the Company grows its revenue base by acquiring and consolidating new routes within its existing route structure, operating costs decline as a percentage of revenue. This operating leverage is driven by the following factors: (i) improved route efficiency; (ii) consolidation of production and distribution facilities; (iii) realization of savings from greater purchasing volume; (iv) elimination of duplicative administrative costs; (v) improved management control through centralized accounting and reporting systems; and (vi) enhanced marketing efficiency. As a result, positive changes in revenue tend to have a larger corresponding impact on EBITDA and operating income. The continued consolidation of production and distribution capabilities is a key component of the Company's business strategy both within its current markets and in any new markets it may enter. Consequently, the Company expects operating expenses to grow at a rate less than that of anticipated revenue growth.

         For certain financial information relating to each of the geographic regions in which the Company operates, see Note 23 to the Notes to Consolidated Financial Statements of Sparkling Spring Water Group Limited included in Item 18 of this Report.

  RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain statement of operations and other data of the Company.


                                         YEAR ENDED DECEMBER 31
                                         ----------------------
                                        1996      1997      1998
                                        ----      ----      ----
Revenue                                  100%      100%      100%

Cost of sales                           17.1      19.0      17.6

Selling, delivery and administrative
expenses                                57.7      54.3      60.8

EBITDA                                  25.2      26.7      21.6

Depreciation and amortization           14.1      13.5      15.6

Interest expense                         9.1      11.9      17.0

Net income (loss) before
  extraordinary items                    0.6     (10.8)    (14.2)

Net income (loss)                       (1.1)    (12.7)    (14.2)



YEAR ENDED DECEMBER 31, 1998 TO YEAR ENDED DECEMBER 31, 1997

         REVENUE. Revenue increased $15.0 million, or 35.6%, to $57.1 million in 1998 compared to $42.1 million in 1997. Of this increase, approximately $3.9 million or 9.2% resulted from the inclusion of revenue from the following acquisitions completed in 1998: (i) Coastal Mountain Water Corp., acquired in February 1998, contributed $1.5 million in revenue and 6,600 water cooler customers (ii) Krystal Fountain Water Co. Limited, acquired in May 1998, contributed $1.8 million in revenue and 5,260 water cooler customers and (iii) the Springfield Water Division of Brio Beverages, Inc.

contributed $0.6 million in revenue and 9,330 water cooler customers. Acquisitions completed in 1997 but for which a full year of revenue was recognized in 1998 accounted for approximately $7.7 million or 18.3% of the increase. The decline in the Canadian dollar was offset slightly by an increase in the Pound Sterling, reducing revenues by $1.3 million or 3.0%. The remaining $4.7 million, or 11.1%, was due to additional water coolers installed in the Company's existing territories.

         COST OF SALES. Cost of sales increased $2.0 million, or 25.4%, to $10.0 million in 1998 compared to $8.0 million in 1997 largely as a result of acquisitions completed in 1997 and 1998. Cost of sales as a percentage of revenue decreased to 17.6% in 1998 from 19.0% in 1997 based on the elimination of duplicate expenses in connection with the Company's acquisitions and economies of scale realized from an increase in volume, growth in higher margin home and office water and cooler rental revenues and a decrease in the Company's revenues from lower margin products..

         SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES. Selling, delivery and administrative expenses increased $11.8 million, or 51.6%, to $34.7 million in 1998 compared to $22.9 million in 1997 as a result of acquisitions completed in 1997 and 1998. Operating costs as a percentage of revenue increased 6.5% to 60.8% in 1998 from 54.3% in 1997. Approximately 3.2% or 49% of this increase is attributable to $1.8 million of charges arising from increased accounts receivable and inventory reserves. The remaining increase is primarily due to increased corporate overhead and staffing costs associated with the increased growth in the Company's operations and costs related to the Company now being an SEC reporting entity.

         EBITDA. For the reasons stated above, EBITDA in 1998 increased by $1.1 million, or 10.1%, to $12.3 million from $11.2 million in 1997. As a percentage of revenue, EBITDA decreased to 21.6% in 1998 from 26.7% in 1997, primarily due to increased accounts receivable and inventory reserves as discussed above.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $3.2 million or 56.0% to $8.9 million in 1998 from $5.7 million in 1997. This increase was due to significant increases in the fixed assets and goodwill as a result of acquisitions consummated in 1997 and 1998 and the standard levels of capital expenditures for ongoing operations.

         INTEREST EXPENSE. Interest expense increased $4.7 million, or 93.6%, to $9.7 million in 1998 from $5.0 million in 1997. This increase was due principally to the Company's Subordinated Notes Payable being outstanding for a full year in 1998 versus only two months in 1997. Interest expense in 1998 was reduced by $3.4 million related to the cash proceeds received from the termination of the Company's Canadian dollar swap. Interest expense was increased by a non cash charge of $891,000 related to the mark to market adjustment on the Company's Pound Sterling swap.

         NET LOSS. Net loss increased $2.7 million or 50.7% from $5.4 million in 1997 to $8.1 million in 1998 due principally to increased expenses as noted above which were only partially offset by expenses incurred in 1997 of $4.6 million related to redemption of common stock options and an extraordinary item of $0.8 million related to the restructuring of the Company's long term financing agreement.

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

         COST OF SALES. Cost of sales increased $3.3 million, or 70.9%, to $8.0 million in 1997 compared to $4.7 million in 1996 largely as a result of the acquisitions completed in 1996 and 1997. Cost of sales as a percentage of revenue increased to 19.0% in 1997 from 17.1% in 1996.

         SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES. Selling, delivery and administrative expenses increased $7.1 million or 45.1% to $22.9 million in 1997 compared to $15.8 million in 1996 as a result of the acquisitions completed in 1996 and 1997. Operating expenses as a percentage of revenue decreased to 54.3% in 1997 from 57.7% in 1996. This decrease as a percentage of revenue was the result of incremental sales volumes being applied to relatively fixed distribution costs; specifically, more efficient utilization of the existing route fleet through increased route density.

         EBITDA. For the reasons stated above, EBITDA in 1997 increased by $4.3 million, or 62.6%, to $11.2 million from $6.9 million in 1996. As a percentage of revenue, EBITDA in 1997 increased to 26.7% from 25.2% in 1996.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $1.9 million or 48.2% to $5.7 million in 1997 from $3.8 million in 1996. This increase was due to significant increases in fixed assets as a result of the acquisitions consummated in the period, the higher depreciation expense associated with the increased water cooler base, and the standard levels of capital expenditures for existing operations.

         INTEREST EXPENSE. Interest expense increased $2.5 million or 102.2% to $5.0 million in 1997 from $2.5 million in 1996. This increase was a result of increased borrowings made to fund acquisitions and the issuance of $100 million of Senior Subordinated Notes bearing interest at a rate of 11.5%.

         NET LOSS. Net loss increased $5.1 million from $0.3 million in 1996 to $5.4 million in 1997 due to expenses of $4.6 million incurred related to the redemption of common stock options, an increase in the Company's extraordinary item from 1996 to 1997 of $0.4 million and the other items noted above.

LIQUIDITY AND CAPITAL RESOURCES

         Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations, and borrowings under the Senior Credit Facility (see below).

         Net cash provided by operating activities was $2.7 million for the year ended December 31, 1998 and $4.1 million for the year ended December 31, 1997 (excluding funds of approximately $4.6 million used in 1997 to repurchase options to acquire common shares of the Company). Net cash used in investment activities was $24.7 million for the year ended December 31, 1998 and $33.9 million for the year ended December 31, 1997. These amounts relate primarily to three acquisitions completed in the year ended December 31, 1998 for $16.5 million and eight acquisitions completed in the year ended December 31, 1997 for $27.9 million. Capital expenditures include expenditures related to the addition of bottling lines at existing facilities, construction of new bottling facilities, and the purchase of water bottles, water coolers and delivery trucks. The Company made net capital expenditures of $8.1 million in the year ended December 31, 1998 and $6.0 million in 1997. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $9.3 million in 1998.

         The Company believes that existing cash balances together with cash generated from operations and available borrowings under the Senior Credit Facility (See "Senior Credit Facility") will be sufficient to finance the Company's working capital and capital expenditure requirements for 1999 as well as some small acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that capital will be available to the Company on terms and conditions acceptable to the Company.

THE NOTES

         Pursuant to a Purchase Agreement dated November 14, 1997, Sparkling Spring sold unregistered 11.5% Senior Subordinated Notes due 2007 (the "Private Notes") in an aggregate principal amount of $100 million to BT Alex. Brown Incorporated and NatWest Capital Markets Limited (the "Initial Purchasers") in a transaction not registered under the Securities Act in reliance upon the private offering exemption under Section 4(2) of the Securities Act. Pursuant to a Prospectus dated April 1, 1998, under a Registration Statement declared effective on that date under the Securities Act, Sparkling Spring commenced an offer (the "Exchange Offer") to exchange $1,000 principal amount of its registered 11.5% senior subordinated notes due 2007 (the "Exchange Notes") for each $1,000 principal amount of the Private Notes. The form and terms of the Exchange Notes are identical in all material respects to those of the Private Notes, except for certain transfer restrictions and registration rights relating to the Private Notes and except for certain interest provisions relating to such registration rights. The Exchange Notes also have the same redemption terms as the Private Notes. The Exchange Notes evidence the same indebtedness as the Private Notes and were issued pursuant to, and entitled to the benefits of, an Indenture, dated as of November 19, 1997 governing the Private Notes and the Exchange Notes (the "Indenture").

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

         Under the Indenture, Sparkling Spring has the ability to incur additional indebtedness and in May 1998, the Company entered into a Senior Credit Agreement (the "Senior Credit Facility") with Toronto-Dominion Bank, Toronto-Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch (collectively "Toronto Dominion") which was subsequently revised and now provides up to $30 million of secured senior debt. See - Senior Credit Facility (below).

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

SENIOR CREDIT FACILITY

         In addition to cash from operations and equity investment from shareholders, the Company's principal source of liquidity is the Senior Credit Facility which provides funds for general corporate purposes including working capital, acquisitions and capital expenditure financing.

         As at December 31, 1998, the Company was in violation of a financial covenant under the Senior Credit Facility. On May 5, 1999, the Company reached agreement with its lenders to amend the Senior Credit Facility (the "Amended Facility"). The Amended Facility will provide the Company with increased operating flexibility and restore the Company's compliance with all financial covenants.

         The Amended Facility will be structured as a multi- currency facility and provides for a $15 million operating line which is renewable annually by April 30th, a $5 million five year acquisition line and a $10 million short term credit line expiring October 31, 1999 that provides the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Exchange Notes. The Company's payment obligation under the Amended Facility is secured by a first priority security interest over substantially all of the assets of the Company; obligations under the Amended Facility rank senior to the payment of the Notes. The definition of EBITDA in the Amended Facility is defined to exclude $1.8 million of integration and related expenses and $3.3 million of increased accounts receivable and inventory reserves and special charges incurred in 1998 ("Adjusted EBITDA").

         Amounts outstanding under the Amended Facility will bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of April 30, 1999, the Company had approximately $5.2 million and $3 million in letters of credit outstanding under the $15 million operating line and no amounts outstanding under the acquisition and Note repurchase facilities.

         The Amended Facility contains covenants, customary for transactions of this type, including, without limitation, (i) restrictions on the incurrence of indebtedness, leases, liens and contingent obligations, other than indebtedness represented by the Notes, indebtedness under the Amended Facility and liens incurred in the normal course of business, (ii) restrictions on mergers, acquisitions, sales of assets, investments and transactions with affiliates,
(iii) restrictions on dividends and other payments with respect to shares of the Company's capital stock and (iv) restrictions on capital expenditures. Additionally, the Amended Facility contains, among others, the following financial covenants and coverage tests: (i) the ratio of senior debt (consisting of amounts outstanding under the Amended Facility, vendor debt, capital leases and permitted encumbrances) to Adjusted EBITDA (on a rolling four quarter basis) shall not exceed 2.5:1.0; (ii) Adjusted EBITDA (on a rolling four quarter basis) shall not be less than 135% of total interest expense less amortization of non-cash interest amounts (iii) Adjusted EBITDA (on a rolling four quarter basis) less capital expenditures less income taxes paid shall not be less than 120% (110% as of September 30, 1999) of the amount of interest due under the Amended Facility plus payments of principal under the Amended Facility and permitted encumbrances and (iv) the ratio of total debt (consisting of senior debt and the Subordinated Notes Payable) to Adjusted EBITDA (on a rolling four quarter basis) shall not exceed 7.0:1.0.

         The Company believes its existing cash, cash from operations and cash under the Amended Facility will be sufficient to cover the Company's future cash requirements for the next twelve months.

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

         Sparkling Spring has taken action to address and complete the work associated with the Year 2000. Each of the Company's business locations has established a team to identify and correct Year 2000 issues. The Company's principal financial and operational computer systems utilize software developed and supported by an outside computer software supplier. It is the Company's understanding that this supplier has completed an analysis of the changes required to accommodate the Year 2000 and that these changes are incorporated in the most recent software upgrades provided to the Company. To date the Company has installed these software upgrades at two of its locations and intends to complete the installation and testing of these upgrades at all of its remaining locations by the end of August 1999. In addition, the impact of Year 2000 on manufacturing plants and building facilities is also being addressed. The Company is also investigating the Year 2000 capabilities of suppliers, customers and other external entities, and developing contingency plans where necessary.

         There has been wide publicity in the media regarding potential shortages of potable water if the computer systems controlling the municipal water supplies fail to function. Accordingly, some individuals may stock up on water and utilize the Company's 5 and 6 gallon returnable containers to store water. If this occurs on a widespread basis it could result in the Company having to significantly increase its investment in returnable containers. In addition, shortages of returnable containers could result and this would have a disruptive effect on the Company's operations.

         The Company estimates that the total cost of addressing and completing the work associated with the Year 2000 issue will be approximately $150,000 exclusive of expenditures for software and telephone system upgrades required to accommodate the Company's growth and anticipated future requirements. This expectation is based on the assumption that the Company has contemplated all significant actions required and that significant costs related to Year 2000 will not be incurred on behalf of the Company's customers or suppliers.

IMPACT OF INFLATION

         The Company does not believe that inflation has had a material impact on its revenue or results of operations.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

         Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements;
(iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls); (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with issues surrounding Year 2000 for the Company, its customers and suppliers; and (x) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.



ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company generally does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks. However, on December 2, 1997, the Company entered into cross currency swap transactions in Canadian dollars (notional amount of $28 million) and British Pounds Sterling (notional amount of $30 million) for the purpose of managing risks associated with future foreign currency fluctuations.

         The value of these swaps is marked-to-market. At December 31, 1998 the Pound Sterling swap had a value of $836,000 in favor of the bank of which $777,000 has been recorded as an increase in interest expense during 1997 and 1998 and $59,000 has been recorded as an increase in the cumulative translation adjustment account included in the shareholder's equity section of the Company's balance sheet. The Canadian dollar swap was terminated in October 1998 realizing cash proceeds of $3.4 million which was recorded as a reduction in 1998 interest expense. The Company occasionally enters into short term foreign currency forward transactions to hedge known payments denominated in one of its other currencies or future cash flows from the Company's operations.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

         The following table sets forth certain information as of April 30, 1999 with respect to each of the directors, executive officers and key management personnel of Sparkling Spring.


NAME                       AGE         POSITION WITH SPARKLING SPRING
----                       ---         ------------------------------
G. John Krediet            48          Chairman of the Board of Directors
                                       and Chief Executive Officer

Kent Dillon Schickli       46          Chief Financial Officer

Stewart E. Allen           40          President and Director

Michael Bregman            44          Director

C. Sean Day                49          Director

Stephen L. Larson          40          Director

Kenneth B. Rotman          32          Director

Lucy M. Stitzer            38          Director



         G. JOHN KREDIET has been Chairman of the Board of Directors and Chief Executive Officer of Sparkling Spring since January 1991. From 1988 until 1992 he served as Chairman of the Board of MBL, the Pepsi-Cola franchisee and former parent company of SSWL. From September 1988 through November 1990 he also served as Chairman of the Board of Eastern Beverages Ltd., the Pepsi-Cola franchise for the territory in and around Ottawa, Ontario, Canada. Mr. Krediet initiated and managed the consolidation of the eastern Canadian Pepsi-Cola bottling business and arranged its sale to Pepsi-Cola Corporation in 1992. Mr. Krediet was the founder of CFCC in 1987 and, together with Mr. Larson, obtained direct control of SSWL in 1992 to use it as an acquisition vehicle for consolidating the bottled water industry. Mr. Krediet is a citizen of the Netherlands and received his graduate degree in economics from Erasmus University in Rotterdam.

         KENT DILLON SCHICKLI replaced Stephen L. Larson as Chief Financial Officer of Sparkling Spring effective April 3, 1998. Effective the same date Mr. Schickli became President of CFCC, a position he previously held from 1987 to 1992. Mr. Schickli has over 15 years of beverage industry experience including serving as a member of the Board of Directors and of the Executive Committee of MBL from 1987 to 1992 and Chief Financial Officer of a large Pepsi-Cola franchise bottler from 1981 to 1986. From 1997 to April 1998, Mr. Schickli was Chief Executive Officer and co-owner of Affinity Development Group, Inc., a consulting firm. In 1996 Mr. Schickli served as President and a member of the Board of Directors of Ivid Communications, Inc., a leading multimedia training company. From 1993 to 1995 Mr. Schickli was Chief Operating Officer and a member of the Board of Directors of Affinity Group, Inc., a leading database marketing and membership management company. Mr. Schickli earned a M.B.A. in Accounting from the University of Chicago, a B.A. from Carleton College and received a C.P.A. from the State of Illinois.

         STEWART E. ALLEN has been President of Sparkling Spring since 1992. Mr. Allen has been responsible for overseeing the daily operations of the Company, including integrating acquired companies and corporate strategic planning. Mr. Allen is Past President of the Canadian Bottled Water Association, a member of the Board of Directors of the International Bottled Water Association and Vice Chairman of the International Bottled Water Association's International Council.

         Mr. Allen has over 20 years of experience in the beverage industry. He served as Vice President of Sales and Marketing for MBL from 1988 to 1992. Mr. Allen was primarily responsible for consolidating two other bottlers into MBL and for major cost management initiatives, including a reduction in salaried employees, closure of four warehouses and three wage freezes with unionized employees. Prior to joining MBL, Mr. Allen spent fifteen years with Crush Canada and Pepsi-Cola Canada.

         MICHAEL BREGMAN has served as a member of the Board of Directors of Sparkling Spring since October 1997. Mr. Bregman is Vice Chairman of the Board of Directors of Clairvest, a Toronto-based, publicly traded merchant bank with a portfolio in excess of $100 million, where his primary responsibilities include assessing investment transactions, with an emphasis on the retail food and beverage industries. Mr. Bregman is the Chairman and Chief Executive Officer and a major shareholder of The Second Cup Ltd., a coffee retailer in North America. Mr. Bregman is also a member of the Board of Directors of Signature Security Group, Inc. and Vincor International Inc. In addition, Mr. Bregman was the founder of the now-divested Mmmuffins Inc., a specialty baking company in Canada. Mr. Bregman received his M.B.A. degree in 1977 from Harvard Business School and earned a B.S. in Economics from The Wharton School at the University of Pennsylvania.

         C. SEAN DAY has served as a member of the Board of Directors of Sparkling Spring since March, 1997. From 1989 until February, 1999, Mr. Day served as President and Chief Executive Officer of Navios Corporation, a company engaged in the worldwide operation of ocean going bulkships. Mr. Day has a wide range of experience in the shipping, finance and industrial sectors. Prior to joining Navios Corporation, Mr. Day's prior experience included positions with Citicorp Venture Capital Ltd. in New York, Fednav Ltd. in Montreal and Jardine, Matheson & Co., Ltd. in Hong Kong and Taiwan. Mr. Day is also a member of the Board of Directors of Kirby Corporation and Teekay Shipping Corporation. Mr. Day is a graduate of University of Cape Town and Oxford University.

         STEPHEN L. LARSON, has served as a member of the Board of Directors of Sparkling Spring since 1992 and was its Chief Financial Officer from 1992 until April, 1998. Mr. Larson also served as a managing director of CFCC from 1990 until his resignation in April, 1998 and had been with CFCC since 1987. Mr. Larson left Sparkling Spring to become a Managing Director in Cornerstone Equity Investors L.L.C., a private equity investor group located in New York City. Mr. Larson earned an MBA in Finance from the University of Chicago and a Bachelor of Science in Accounting from the University of Illinois. Mr. Larson is a C. P. A. and a member of both the American Institutes of Certified Public Accountants and the Accounting Research Association.

         KENNETH B. ROTMAN has served as a member of the Board of Directors of Sparkling Spring since January 1996. Mr. Rotman is Co President and a Managing Director of Clairvest, a Toronto-based, publicly traded merchant bank with a portfolio in excess of $100 million. Mr. Rotman's role with Clairvest involves the sourcing and execution of transactions and working closely with the management of companies in which Clairvest has invested. Mr. Rotman also serves on the Board of Directors of Consoltex Group Inc., NRI Industries and Signature Security Group Inc. Mr. Rotman is a volunteer director of The Power Plant art gallery of Toronto and the Empire Club of Canada. Prior to joining Clairvest in October, 1993, Mr. Rotman worked in the Venture Banking Division of E.M. Warburg, Pincus & Co. in New York. Mr. Rotman received a B.A. in Economics from Tufts University, an M.Sc. from the London School of Economics, and an M.B.A. from New York University's Stern School of Business.

         LUCY M. STITZER has served as a member of the Board of Directors of Sparkling Spring since January 1994. Ms. Stitzer served on the Board of Directors of Cargill Inc. from 1992 to 1998. From 1990 to 1992, Ms. Stitzer was employed as an associate at Sandler O'Neill and Partners, an investment bank. Ms. Stitzer received a B.A. from Hollins College.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

DIRECTORS AND EXECUTIVE COMPENSATION

         The following table sets forth a summary of the compensation of each executive officer of Sparkling Spring who earned in excess of $100,000 in annual salary and bonus during Sparkling Spring's year ended December 31, 1998. The Summary Compensation Table reflects all compensation paid by Sparkling Spring to its executive officers. Directors of Sparkling Spring receive no compensation for their services as Directors. Messrs. Krediet and Schickli are compensated for their services as executive officers of Sparkling Spring directly by CFCC. See Item 13 - Interest of Management in Certain Transactions - Management Agreement. Sparkling Spring provides a defined contribution pension plan for all of its employees, including its executive officers but no other pension, retirement or similar benefits to its executive officers or Directors.

SUMMARY COMPENSATION TABLE


                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                                                ------------
    NAME AND                 ANNUAL COMPENSATION                                 SECURITIES
   PRINCIPAL            -------------------------------     OTHER ANNUAL         UNDERLYING           ALL OTHER
    POSITION            YEAR        SALARY        BONUS     COMPENSATION        OPTIONS/SARS        COMPENSATION
    --------            ----        ------        -----     ------------        ------------        ------------
Stewart E. Allen,
President              1998      $186,000          --        $17,227 (1)              --              $23,266 (2)
                       1997      $141,744      $ 36,117      $18,599 (1)              --              $18,051 (2)
                       1996      $129,070          --        $15,576 (1)              --              $16,957 (2)



(1) Includes a housing allowance of $16,177, 17,336 and $13,926 in 1998, 1997 and 1996 respectively.

(2) Consists of contributions of $22,324, $17,109 and $16,015 to a defined contribution pension plan and annual premiums of $942 in connection with a group life insurance policy for Mr. Allen.


ITEM 12.          OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         No options to purchase the Notes are outstanding. As of December 31, 1998, 196,097 options to purchase shares of common stock of Sparkling Spring were outstanding, and all were held by Holdings. See Item 4 - Control of Registrant - Security Ownership of Certain Beneficial Owners and Management, and
Item 13 - Interest of Management in Certain Transactions - Share Reorganization.

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

MANAGEMENT AGREEMENT

         Pursuant to the Management Agreement dated December 16, 1993, as amended and restated (the "Management Agreement"), between Sparkling Spring, CFCC, G. John Krediet and K. Dillon Schickli, CFCC has agreed to perform certain management services for the Company through December 31, 2002. These services include managing the operations of the Company and negotiating contracts, financial agreements and other arrangements. The Management Agreement provides that CFCC shall not take any action with respect to certain extraordinary transactions without the approval of the Board of Directors of Sparkling Spring, including material acquisitions and capital expenditures, issuances of securities, sale or disposition of a material portion of the business of the Company, compensation of CFCC, merger of the Company, liquidation and declaration of dividends.

         The Management Agreement provides that CFCC shall receive annual compensation for its services in the form of a base fee of $750,000 for the fiscal year ended December 31, 1998. An annual bonus calculated as a percentage of the base fee is due to CFCC each year in the event that the Company achieves certain targeted levels of per share earnings before depreciation, amortization and integration and related expenses. In the event such targets are not met, lesser amounts may be paid. During the year the Company paid management fees of $750,000 (1997 - $951,500; 1996 - $600,000) to CFCC. No bonus was earned in
1998.

         The Company has also agreed to pay CFCC a fee in respect of its investment banking advisory services rendered to the Company in connection with successful acquisitions. During the year the Company paid CFCC $213,500 (1997 - $518,700; 1996 - $239,600) for investment banking advisory services.

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

SHAREHOLDER AGREEMENT

                  Sparkling Spring, Clairvest Group, Inc. ("Clairvest"), a holder of 30.4% of the outstanding Common Stock of Holdings after giving effect to the Reorganization, Gaspar Limited ("Gaspar"), a Barbados corporation wholly-owned by a trust organized for the benefit of G. John Krediet and his children, Stephen L. Larson, Lucy Stitzer, Stewart E. Allen and certain other shareholders of Holdings are parties to a shareholder agreement, dated as of October 27, 1998 (the "Shareholder Agreement"), which provides, among other things, for preemptive rights in favor of the shareholders under certain circumstances if Holdings issues additional securities and for certain registration rights. The Shareholder Agreement also includes restrictions on the transfer of shares of the capital stock of

Holdings, rights of first refusal, and rights of certain shareholders to require all other shareholders to join with them in the sale of their shares in the capital stock of Holdings. The Shareholder Agreement fixes the number of directors comprising Holdings' and the Company's Boards of Directors at seven, and provides that Gaspar Limited shall be entitled to nominate four directors, Clairvest shall be entitled to nominate two directors and Lucy Stitzer and her affiliates shall be entitled to nominate one director. Certain actions by the Company require the approval of at least one of the Clairvest nominees (which approval shall not be unreasonably withheld). These actions include, among other things, any acquisition by Holdings or the Company in excess of Cdn $5.0 million, the making of certain capital expenditures, the issuance by Holdings or the Company of debt or equity securities, the disposition by Holdings or the Company of a material part of its business, any change in management compensation, the declaration of dividends by Holdings or the Company and the approval of Holdings' and the Company's annual budgets. In addition, under the Shareholder Agreement, if no liquid public market (as defined in the Shareholder Agreement) then exists, Clairvest may, any time after March 31, 2003, offer all of its shares of capital stock of Holdings for sale to Holdings. If Holdings does not then repurchase those shares, Clairvest may, under certain circumstances, require the other parties to the Shareholder Agreement to join with Clairvest in selling to a third party all of their shares of Common Stock of Holdings, which could cause a change of control.

SHARE REORGANIZATION

         The shareholders of Sparkling Spring approved a reorganization (the "Reorganization") which was completed in October 1998. Under the Reorganization, the former shareholders of Sparkling Spring exchanged their shares and options to acquire shares of Sparkling Spring for shares and options to acquire shares of Holdings on a one-for-one basis. Coincident with the Reorganization, shares and options owned by certain former employees were acquired by Holdings resulting in Holdings owning 100% of the issued and outstanding shares of Sparkling Spring as at December 31, 1998.

SUBSIDIARY REORGANIZATION

         During 1998, the Company initiated the amalgamation of certain Canadian operating subsidiaries and the merger of certain United States operating subsidiaries in order to maximize operating efficiencies and streamline accounting and reporting processes.

         Effective January 1, 1999, Canadian Springs Water Company Limited, 3003969 Nova Scotia Limited, Water Jug Enterprises Limited, High Valley Water Limited, Aqua Care Water Softening & Purification Inc., Withey's Water Softening & Purification Ltd. and Coastal Mountain Water Corp. (collectively the "Predecessor Companies") were amalgamated into one company - Canadian Springs Water Company Limited (the "Amalgamated Company"). The Amalgamated Company possesses all the property rights and privileges and is subject to all the liabilities, contracts and debts of the Predecessor Companies.

         Also effective January 1, 1999, Cullyspring Water Co., Inc, Crystal Springs of Seattle, Inc., and Crystal Springs Drinking Water, Inc. were amalgamated into one company - Cullyspring Water Co., Inc and Crystal Springs Acquisition, Inc. and Mountain Fresh Acquisition Corp. were amalgamated to form Crystal Springs Acquisition, Inc. As above, the amalgamated companies possess all of the property rights and privileges and are subject to all of the liabilities, contracts and debts of the companies amalgamated.

         During 1998 the Company initiated the windup of two inactive subsidiaries in the United Kingdom - Aquaporte (UK) Limited and Marlborough Employment Limited. It is anticipated that these companies will be formally wound up by June 1999.

OTHER TRANSACTIONS

         In connection with the purchase of shares of common stock of the Company, promissory notes of $122,000 and $108,000 were received from Stephen L. Larson and Stewart E. Allen respectively. The promissory notes bore interest at a rate of 7% and were scheduled to mature on January 31, 1998 with principal and interest due on that date. The promissory notes were canceled by the Company and replaced with promissory notes from Mr. Larson and Mr. Allen of $131,600 and $116,300 respectively which bear interest at a rate of 6% and mature on January 31, 1999 with principal and interest due on that date. On January 31, 1999 Mr. Larson repaid his note in full and Mr. Allen paid interest due of $6,978. The maturity of Mr. Allen's promissory note was extended to January 31, 2000 with interest accruing at 6%. The common shares purchased by Mr. Allen are pledged as security for the promissory note.

         Effective April 3, 1998, Stephen L. Larson, resigned from his positions as Vice Chairman of the Board of Directors and Chief Financial Officer of Sparkling Spring and as an officer and director of each of its subsidiaries to pursue other business interests. At the time of his resignation, Mr. Larson surrendered 47,787 options to purchase shares of common stock of Sparkling Spring to Holdings for cash proceeds $1,177,281 which was the amount determined by the Holdings Board of Directors to be the difference between the fair market value of the shares subject to the options and the exercise price of the options.


                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED (INTENTIONALLY OMITTED)



                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         As at December 31, 1998, the Company was in violation of a financial covenant under the Senior Credit Facility. On May 5, 1999, the Company reached agreement with its lenders to amend the Senior Credit Facility (the "Amended Facility"). The Amended Facility will provide the Company with increased operating flexibility and restores the Company's compliance with all financial covenants. See Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Senior Credit Facility.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         There have been no modifications to the Exchange Notes or in the Guarantees securing the Exchange Notes. Certain guarantors of the Exchange Notes were merged or amalgamated with certain other guarantors of the Exchange Notes during 1998. See Item 13. - Interest of Management in Certain Transactions - Subsidiary Reorganization.

         Sparkling Spring did not receive any cash proceeds from issuing the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in its Prospectus, Sparkling Spring received in exchange, the Private Notes in like principal amounts, which were retired.

USE OF PROCEEDS

         The effective date of the Registration Statement in which the Prospectus was included was April 1, 1998 and the SEC File number assigned to that Registration Statements was 333-43061. All of the Exchange notes covered by the Registration Statement have been issued and the offering thereunder has been terminated.

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         a)       Financial Statements

         See Index to Financial Statements on page F-1 hereof.

         b)       Exhibits

         None

                      SPARKLING SPRING WATER GROUP LIMITED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                        PAGE
                                                                                                        ----
         Independent Auditors' Report                                                                    F-2

         Consolidated Balance Sheets as at December 31, 1998 and 1997                                    F-3

         Consolidated Statements of Operations for the years ended December
         31, 1998, 1997 and 1996                                                                         F-4

         Consolidated Statements of Shareholders Equity (Deficit) for the
         years ended December 31, 1998, 1997 and 1996                                                    F-5

         Consolidated Statements of Cash Flows for the years ended December
         31, 1998, 1997 and 1996                                                                         F-6

         Notes to Consolidated Financial Statements                                                      F-7


                                AUDITORS' REPORT



To the Shareholder of
Sparkling Spring Water Group Limited

         We have audited the consolidated balance sheets of Sparkling Spring Water Group Limited as at December 31, 1998 and 1997 and the consolidated statements of operations, shareholder's equity (deficit) and cash flows for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1998 in accordance with accounting principles generally accepted in the United States.



Halifax, Canada
March 12, 1999                                 Chartered Accountants

                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS



(in U.S. dollars)                                                                       AS AT DECEMBER 31
                                                                                    1997                 1998
                                                                               -------------       -------------
ASSETS [NOTES 12 AND 13]

Current
Cash and cash equivalents                                                      $  27,507,257       $   9,728,373
Accounts receivable (net of allowance
  for doubtful accounts of $1,915,872;
  1997-$387,247[NOTE 5])                                                           7,843,956          10,983,492
Inventories [NOTE 6]                                                               1,751,562           1,340,350
Prepaid expenses                                                                   1,536,755           1,320,054
                                                                               -------------       -------------
              Total current assets                                                38,639,530          23,372,269
Deferred taxes [NOTE 18]                                                           1,379,736             854,240
Fixed assets [NOTE 7]                                                             23,307,315          31,136,458
Goodwill and deferred charges [NOTE 8]                                            43,248,972          51,162,360
Other assets [NOTES 9 AND 13]                                                        423,359           1,108,000
                                                                               -------------       -------------
              Total assets                                                     $ 106,998,912       $ 107,633,327
                                                                               -------------       -------------
                                                                               -------------       -------------

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Current
Accounts payable and accrued liabilities                                       $   6,721,040       $   9,107,830
Income tax payable                                                                 1,042,567             130,000
Customer deposits                                                                  3,396,466           5,032,841
Debt due within one year [NOTE 10]                                                 1,189,868           1,399,116
                                                                               -------------       -------------
              Total current liabilities                                           12,349,941          15,669,787
                                                                               -------------       -------------

Obligations under capital leases and
  other debt [NOTE 11]                                                             3,608,821           3,252,032
Senior bank debt [NOTE 12]                                                              --             7,664,961
Subordinated notes payable [NOTE 13]                                             100,000,000         100,000,000
Other liabilities [NOTE 13]                                                             --               835,998
                                                                               -------------       -------------
              Total long-term liabilities                                        103,608,821         111,752,991
                                                                               -------------       -------------

Shareholder's equity (deficit) [NOTES 2 AND 14]
Capital Stock
Authorized
11,383,328 Class D Voting Common
  Shares, without nominal or par value
9,993,500 Class E Non-Voting
  Common Shares, without nominal or par value
10,000,000 Special Preferred
  Shares, par value Cdn $1.00, issuable in series
Issued and outstanding:
Class D Common Shares - 1,383,328
  (1997-1,383,328; 1996-1,720,746)                                                 6,269,204           5,769,132
Class E Common Shares - 5,860 (Nil, 1996 and 1997)                                      --               164,080
Less: Subscriptions receivable                                                      (230,003)           (230,003)
                                                                               -------------       -------------
                                                                                   6,039,201           5,703,209
Cumulative translation adjustment                                                   (770,729)         (3,180,597)
Deficit                                                                          (14,228,322)        (22,312,063)
                                                                               -------------       -------------
              Total shareholder's equity (deficit)                                (8,959,850)        (19,789,451)
                                                                               -------------       -------------
              Total liabilities and
                shareholder's equity (deficit)                                 $ 106,998,912       $ 107,633,327
                                                                               -------------       -------------
                                                                               -------------       -------------


Commitments [NOTES 11 AND 17]


                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS


(in U.S. dollars)                                              YEAR ENDED DECEMBER 31
                                                  --------------------------------------------------
                                                      1996               1997              1998
                                                  ------------       ------------       ------------
Revenue:
Water                                             $ 16,809,749       $ 25,506,684       $ 36,196,369
Rental                                               7,347,386         10,346,344         13,714,655
Other                                                3,169,214          6,220,856          7,135,628
                                                  ------------       ------------       ------------
            Total revenue                           27,326,349         42,073,884         57,046,652
                                                  ------------       ------------       ------------
Cost of sales:
Water                                                3,400,298          5,293,987          6,548,116
Other                                                1,275,321          2,698,240          3,472,385
                                                  ------------       ------------       ------------
            Total cost of sales                      4,675,619          7,992,227         10,020,501
                                                  ------------       ------------       ------------

Gross profit                                        22,650,730         34,081,657         47,026,151
Expenses:
Selling, delivery and administrative
  [NOTES 19 AND 20]                                 15,756,452         22,869,198         34,677,260
Integration and related expenses [NOTE 21]                --                 --            1,828,636
Depreciation and amortization                        3,841,614          5,691,609          8,879,899
                                                  ------------       ------------       ------------

Operating profit                                     3,052,664          5,520,850          1,640,356

Interest and related expenses [NOTE 22]              2,481,005          5,017,631          9,713,842
Redemption of common stock options [NOTE 14]              --            4,588,502               --
                                                  ------------       ------------       ------------

Income (loss) before the following                     571,659         (4,085,283)        (8,073,486)
Provision for income taxes [NOTE 18]                   398,325            439,377               --
                                                  ------------       ------------       ------------
Net income (loss) before non-controlling
  interest and extraordinary item                      173,334         (4,524,660)        (8,073,486)
Non-controlling interest                                 6,894               --                 --
                                                  ------------       ------------       ------------

Net income (loss) before extraordinary item            166,440         (4,524,660)        (8,073,486)
Extraordinary item [NOTE 15]                          (473,436)          (833,706)              --
                                                  ------------       ------------       ------------

Net loss                                              (306,996)        (5,358,366)        (8,073,486)

Other comprehensive loss:
  Foreign currency translation adjustment             (448,799)          (407,794)        (2,409,868)
                                                  ------------       ------------       ------------


Comprehensive loss                                $   (755,795)      $ (5,766,160)      $(10,483,354)
                                                  ------------       ------------       ------------
                                                  ------------       ------------       ------------

Basic earnings (loss) per share
  before extraordinary item                       $       0.11       $      (2.69)      $      (5.80)
                                                  ------------       ------------       ------------
                                                  ------------       ------------       ------------

Diluted earnings (loss) per share
  before extraordinary item                       $       0.10       $      (2.69)      $      (5.80)
                                                  ------------       ------------       ------------
                                                  ------------       ------------       ------------

Basic and diluted loss per share                  $      (0.21)      $      (3.18)      $      (5.80)
                                                  ------------       ------------       ------------
                                                  ------------       ------------       ------------





                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

            CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (DEFICIT)


(in U.S. dollars)                                     FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
                                 -------------------------------------------------------------------------------------------
                                                                        COMMON SHARE
                                         COMMON STOCK                 PURCHASE WARRANTS         CUMULATIVE
                                 ----------------------------    ----------------------------   TRANSLATION
                                    SHARES         AMOUNT          WARRANTS         AMOUNT       ADJUSTMENT        DEFICIT
                                 ------------    ------------    ------------    ------------   ------------    ------------
Balance December 31, 1995           1,216,308    $  1,607,218         165,767    $  1,136,730   $     85,864    $   (622,947)
   as restated [note 3]
Comprehensive loss                                                                                  (448,799)       (306,996)
Redemption of Class D common
  share purchase warrants
  [NOTE 14]                                          (345,878)       (165,767)     (1,136,730)
Class D shares issued for cash        504,438       7,077,716
Subscriptions receivable
  [NOTE 19]                                          (230,003)
Foreign currency translation                          (43,886)
                                 ------------    ------------    ------------    ------------   ------------    ------------
Balance December 31, 1996           1,720,746       8,065,167            --              --         (362,935)       (929,943)
Comprehensive loss                                                                                  (407,794)     (5,358,366)
Redemption of Class D
  common shares [NOTE 14]            (344,918)     (1,717,691)                                                    (7,940,013)
Class D shares issued for cash          7,500          32,445
Foreign currency translation                         (340,720)
                                 ------------    ------------    ------------    ------------   ------------    ------------
Balance December 31, 1997           1,383,328       6,039,201            --              --         (770,729)    (14,228,322)
Comprehensive loss                                                                                (2,409,868)     (8,073,486)
Class E shares issued for cash         12,360         304,080
Redemption of Class E
  shares [NOTE 14]                     (6,500)       (140,000)                                                       (10,255)
Foreign currency translation                         (500,072)
                                 ------------    ------------    ------------    ------------   ------------    ------------
Balance December 31, 1998           1,389,188    $  5,703,209            --      $       --     $ (3,180,597)   $(22,312,063)
                                 ------------    ------------    ------------    ------------   ------------    ------------
                                 ------------    ------------    ------------    ------------   ------------    ------------







                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(in U.S. dollars)                                         YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------
                                                  1996             1997             1998
                                              -------------    -------------    -------------
OPERATING ACTIVITIES
Net loss                                      $    (306,996)   $  (5,358,366)   $  (8,073,486)
Items not requiring cash
   Depreciation and amortization                  3,841,614        5,691,609        8,879,899
   Deferred taxes                                  (293,390)        (843,199)         525,496
   Non-controlling interest                           6,894             --               --
   Amortization of deferred financing costs            --             54,789          503,142
   Cross currency swap [NOTE 13]                       --           (114,556)         891,198
                                              -------------    -------------    -------------
                                                  3,248,122         (569,723)       2,726,249
Net change in non-cash working capital
  balances [NOTE 16]                                (32,178)          74,224          (65,145)
                                              -------------    -------------    -------------
Cash provided by (used in)
  operating activities                            3,215,944         (495,499)       2,661,104
                                              -------------    -------------    -------------

INVESTING ACTIVITIES
Purchase of fixed assets                         (7,272,814)      (6,769,301)      (8,643,126)
Sale of fixed assets, net                           536,627          730,898          505,212
Acquisitions [NOTE 4]                           (17,432,167)     (27,860,306)     (16,524,150)
                                              -------------    -------------    -------------
Cash used in investing activities               (24,168,354)     (33,898,709)     (24,662,064)
                                              -------------    -------------    -------------

FINANCING ACTIVITIES
Increase in long-term debt                       20,893,151       30,593,657        8,550,881
Repayment of long-term debt                      (1,239,400)     (57,053,075)      (1,617,917)
Issuance of common shares                         6,847,713           32,445          304,080
Redemption of common shares                            --         (9,657,704)        (150,255)
Issuance of subordinated notes payable                 --        100,000,000             --
Redemption of common share warrants              (1,482,608)            --               --
Redemption of subordinated notes payable         (2,159,777)            --               --
Increase in deferred charges                       (190,462)      (3,909,827)        (800,842)
Increase in due from parent company                    --               --         (1,108,000)
                                              -------------    -------------    -------------
Cash provided by financing activities            22,668,617       60,005,496        5,177,947
                                              -------------    -------------    -------------

Effect of foreign currency translation
  on cash                                          (345,770)        (334,766)        (955,871)
                                              -------------    -------------    -------------
Increase (decrease) in cash and
  cash equivalents during the year                1,370,437       25,276,522      (17,778,884)
Cash and cash equivalents, beginning
  of year                                           860,298        2,230,735       27,507,257
                                              -------------    -------------    -------------
Cash and cash equivalents, end of year        $   2,230,735    $  27,507,257    $   9,728,373
                                              -------------    -------------    -------------
                                              -------------    -------------    -------------

SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                 $   2,553,882    $   3,597,458    $  12,259,078
                                              -------------    -------------    -------------
                                              -------------    -------------    -------------

Income taxes paid                             $      32,046    $     227,191    $     322,756
                                              -------------    -------------    -------------
                                              -------------    -------------    -------------



                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

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

BASIS OF PRESENTATION

         On November 19, 1997 the shareholders of Sparkling Spring and Sparkling Spring Water Limited ("SSWL") approved a reorganization whereby the former shareholders of SSWL exchanged their shares of SSWL for shares of Sparkling Spring. As a part of this reorganization, certain shareholders of SSWL, including certain principal shareholders, directors and executive officers of Sparkling Spring, reduced, at their discretion, their interest in Sparkling Spring by exchanging their shares of common stock and options to acquire shares of common stock of SSWL for a combination of shares of common stock and options to acquire shares of common stock of Sparkling Spring plus cash. The exchange was completed as a method of providing cash to the previous shareholders of SSWL. The shareholders of SSWL exchanged, on an aggregate basis, 1,728,246 shares of common stock and 442,993 options to acquire shares of common stock of SSWL for 1,383,328 shares of common stock and 252,197 options to acquire shares of common stock of Sparkling Spring plus $14,169,784 in cash. Those shareholders reducing their interest in Sparkling Spring received cash of $28 per share for each share by which their holdings of shares of common stock were reduced. Those shareholders surrendering options to acquire shares of common stock received $28, less the option's exercise price, for each option surrendered. The amount of $28 per share was the Company's estimate of the fair value of its shares at the time of the reorganization as negotiated by all shareholders. Subsequent to the reorganization, Sparkling Spring owned 100% of the issued and outstanding shares of SSWL.

         Control of the Company did not change with the reorganization. Accordingly, the reorganization was accounted for using the reorganization under common control method of accounting whereby the consolidated financial statements reflect the consolidated historical carrying value of the assets, liabilities and shareholder's equity, and the consolidated historical operating results of SSWL for each of the periods presented. Sparkling Spring was incorporated on October 22, 1997 and, accordingly, had no assets, liabilities or shareholders' equity or historical operating results prior to this date.

BASIS OF CONSOLIDATION

         These consolidated financial statements include the accounts of Sparkling Spring and its wholly-owned subsidiaries, principally SSWL, Sparkling Spring Water U.K. Limited ("SSWUK"), Canadian Springs Water Company Limited ("Canadian Springs"), Spring Water Inc. and the subsidiaries referred to in note 4 (collectively referred to as the "Company").

FOREIGN CURRENCY TRANSLATION

         The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non U.S. entities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the year. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

         Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to U.S. dollars at the following rates:


                        1996     1997     1998
                        ----     ----     ----

Canadian Dollars       $0.730   $0.700   $0.650
U.K. Pounds Sterling   $1.705   $1.642   $1.663


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

FIXED ASSETS

         Fixed assets are recorded at cost less related government grants and investment tax credits. Depreciation is provided on the declining balance basis at the following annual rates:


Well and buildings                     5%
Roadways                               8%
Machinery, equipment and coolers   10-20%
Motor vehicles                        30%
Returnable bottles                    20%


         Leasehold improvements are amortized on a straight-line basis over the term of the related lease.

ACQUISITIONS, GOODWILL, NON-COMPETE AGREEMENTS

         On the acquisition of businesses, the excess of the purchase price over the fair value of the underlying net identifiable assets acquired is recognized as goodwill. Goodwill is amortized on a straight-line basis over 40 years. The method used to assess if there has been a permanent impairment in the value of goodwill is based on projected and discounted cash flows. Amounts payable pursuant to non-compete agreements are amortized on a straight-line basis over the life of the agreements.

DEFERRED FINANCING COSTS

         Deferred financing costs represent professional fees and other related costs incurred in relation to long-term financing agreements. These costs are amortized on a straight-line basis over the term of the related financing and charged to interest expense.

COOLER RENTAL REVENUE

         The Company records income from water cooler rentals, less a reserve for estimated future refunds, when billed.

ADVERTISING

         Advertising expenditures are expensed as incurred.

FINANCIAL INSTRUMENTS

         The Company's primary financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable, customer deposits and long-term debt. The difference between the carrying values and the fair market values of the Company's primary financial instruments are not material due to the short-term maturities and, or the credit terms of those instruments, except as disclosed in note 13.

         The Company has at any one time a significant number of commitments to extend credit. The accounts receivable are owed from a large number of customers on normal credit terms and therefore there is minimal customer concentration.

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

         To the extent cross currency swaps are entered into to hedge future expected cash flows of subsidiaries operating outside of the US, unrealized gains or losses resulting from changes in forward foreign exchange rates are recognized in income as a decrease or increase in interest expense and offset with a corresponding entry to assets or liabilities, as appropriate. The initial premium or discount associated with cross currency swaps of this nature is recorded as an other asset or liability, as appropriate, and amortized to income over the life of the swap. To the extent that cross currency swaps are terminated prior to maturity, gains or losses realized upon termination are recognized in income.

EARNINGS PER SHARE

         Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the period adjusted for the effect of the exercise of all outstanding options and warrants in accordance with SFAS 128 applied retroactively. The weighted average shares calculated under this method for basic and diluted earnings per share are 1,392,688 (1997 - 1,685,131, 1996 - 1,468,527) and 1,392,688 (1997 - 1,685,131, 1996 - 1,758,022),
respectively.

LEASES

         Leases are classified as capital or operating leases. Capital leaseas are recorded as assets when the substantial benefits and risks of ownership have been transferred to the Company. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

INCOME TAXES

         The Company records income taxes in accordance with SFAS 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         The Company and its subsidiaries file separate federal, state, and foreign income tax returns and, accordingly, provide for such income taxes on a separate company basis.

NEW ACCOUNTING STANDARDS

         During the current fiscal year, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", issued in June 1997. SFAS 130 requires the reporting and display of comprehensive income, which is composed of net income and other comprehensive income or loss items, in a full set of general purpose financial statements. Other comprehensive income or loss items are revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income and reflected as a component of equity, such as currency translation adjustments.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The new statement requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting rules for hedging instruments. The statement is effective for years beginning after June 15, 1999. The impact of this statement on the consolidated financial statements has not yet been determined.


3.       CHANGES IN ACCOUNTING POLICIES

         As a result of increased business activity in the United States, the Company retroactively changed its reporting currency from Canadian dollars to U.S. dollars and its accounting policies from Canadian generally accepted accounting principles to United States generally accepted accounting principles, effective January 1, 1997.

         In order to comply with accounting principles generally accepted in the United States the following accounting policies were changed:

EXPORT DEVELOPMENT COSTS

         Costs to develop export markets were previously deferred and amortized over five years. The Company has changed its accounting policy to expense these items in the period in which the expenditures are incurred.

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

         The effect of the changes to these accounting policies had the following impact on net assets, net income after extraordinary items and cumulative translation adjustment:


                                                    1996
                                                -----------
Goodwill and deferred charges                   $  (217,280)
Deferred taxes, asset                               147,530
                                                -----------
NET ASSETS DECREASE                             $   (69,750)
                                                -----------
                                                -----------

Selling, delivery and administrative expenses   $  (406,361)
Depreciation and amortization                        61,186
Provision for income taxes                         (529,301)
Extraordinary item                                 (473,436)
Unusual items                                     1,111,049
                                                -----------
NET INCOME DECREASE                             $  (236,863)
                                                -----------
                                                -----------

CUMULATIVE TRANSLATION ADJUSTMENT DECREASE      $     5,163
                                                -----------
                                                -----------


         Unusual items include previously deferred financing costs of $907,674 which were expensed as a result of repayment of the then existing financing facility and have been reclassified as extraordinary items (net of applicable income taxes) as a result of the change in accounting policy from Canadian generally accepted accounting principles to United States generally accepted accounting principles. Unusual items also includes $203,375 related to an employee buyout package.

         The retroactive application of the changes in accounting policies described above also had the effect of reducing the deficit at January 1, 1996 from $784,897 to $622,947.

4.  ACQUISITIONS

The acquisitions described below have been accounted for under the purchase method of accounting and accordingly the results of operations since the dates of acquisition have been included in the consolidated statement of operations.


1998

During 1998 the Company completed the following acquisitions:


                                                                            Acquisition      Interest      Acquisition
                    Company                              Location              Date          Acquired         Cost
                    -------                              --------              ----          --------         ----
                                                                                                             (000'S)

Coastal Mountain Water Corp.................      Vancouver,
                                                  British Columbia         February, 1998      100%          $ 4,269

Krystal Fountain Water Co. Limited..........      London, England          May, 1998           100%            7,366

Springfield Water Division of Brio                Vancouver,
Industries Inc..............................      British Columbia         August, 1998        100%            3,850
                                                                                                             -------

                                                                                                              15,485

Final adjustment for acquisitions completed in
1997                                                                                                           1,039
                                                                                                             -------

                                                                                                             $16,524
                                                                                                             -------
                                                                                                             -------


          The following summarizes the transactions (in thousands):


Net working capital                                                                                         $   (628)
Fixed assets                                                                                                   7,383
Assumption of debt obligations                                                                                  (698)
Goodwill                                                                                                      10,467
                                                                                                             -------
Total cash consideration                                                                                     $16,524
                                                                                                             -------
                                                                                                             -------

1997

         During 1997 the Company completed the following acquisitions:



                                                                              Acquisition       Interest      Acquisition
                 Company                              Location                   Date           Acquired         Cost
                 -------                              --------                   ----           --------         ----
                                                                                                               (000'S)
D&D and Company, Inc. ............................    Portland, Oregon         January, 1997      100%       $  3,972
High Valley Water Limited ........................    Kelowna,
                                                      British Columbia         January, 1997      100%          2,329
Withey's Water Softening and .....................    Prince George,
  Purification Limited ...........................    British Columbia         January, 1997      100%          1,568
Marlborough Employment Limited ...................    Glasgow, Scotland        February, 1997     100%          6,878
Soja Enterprises, Inc. ...........................    Portland, Oregon         June, 1997         100%            252
Crystal Spring Bottled Water Co., Inc. ...........    Portland, Oregon         June, 1997         100%          4,403
Cullyspring Water Co., Inc. ......................    Seattle, Washington      October, 1997      100%          7,039
Crystal Springs Drinking Water Inc. ..............    Seattle, Washington      December, 1997     100%          1,419
                                                                                                             --------
                                                                                                             $ 27,860
                                                                                                             --------
                                                                                                             --------

         The following summarizes the transactions (in thousands):

Net working capital                                                                                          $    196
Fixed assets                                                                                                    6,919
Assumption of debt obligations                                                                                 (1,160)
Goodwill                                                                                                       21,905
                                                                                                             --------
Total cash consideration                                                                                     $ 27,860
                                                                                                             --------
                                                                                                             --------


1996

         During 1996 the Company completed the following acquisitions:


                                                                            Acquisition     Interest      Acquisition
                    Company                              Location              Date         Acquired         Cost
                    -------                              --------              ----         --------         ----
                                                                                                            (000'S)
Canadian Springs Water Company Limited ..........     Vancouver,
                                                      British Columbia      January, 1996     100%          $15,614
Water Jug Enterprises Limited ...................     Kamloops,
                                                      British Columbia      May, 1996         100%            1,101
                                                                                                            -------
                                                                                                            $16,715
                                                                                                            -------
                                                                                                            -------
         The following summarizes the transactions (in thousands):


Net working capital                                                                                         $   262
Fixed assets                                                                                                  3,337
Assumption of debt obligations                                                                                 (849)
Goodwill                                                                                                     13,965
                                                                                                            -------
Total cash consideration                                                                                    $16,715
                                                                                                            -------
                                                                                                            -------



         During 1996, the Company also acquired the non-controlling interest in SSWUK from the minority shareholder for cash consideration of $717,135, including goodwill of $391,024.

         The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Coastal Mountain Water Corp., Krystal Fountain Water Co. Limited and the Springfield Water Division of Brio Industries Inc. had occurred at January 1, 1998 and January 1, 1997 and as if the acquisitions of D&D and Company, Inc., High Valley Water Limited, Withey's Water Softening and Purification Limited, Marlborough Employment Limited, Soja Enterprises, Inc., Crystal Spring Bottled Water Co., Inc., Cullyspring Water Co., Inc. and Crystal Springs Drinking Water Inc. had occurred at January 1, 1997. Balances of non U.S. entities are translated into U.S. dollars at the average exchange rates prevailing in each of the respective years.


                                           FOR THE YEAR ENDED DECEMBER 31,
                                               1997              1998
                                               ----             ----
Total revenue .....................      $ 56,604,884       $ 59,962,975
Net loss ..........................        (8,820,366)        (7,957,459)
Extraordinary item ................          (833,706)              --
Basic loss per share ..............             (6.33)             (5.72)


5.       ALLOWANCE FOR DOUBTFUL ACCOUNTS



Balance January 1, 1996 ...........                         $    471,824
Additions .........................                              116,444
Write-offs ........................                             (378,210)
                                                            ------------
Balance December 31, 1996 .........                              210,058

Additions .........................                              267,684
Write-offs ........................                              (90,495)
                                                            ------------
Balance December 31, 1997 .........                              387,247


Additions .........................                            1,777,896
Write-offs ........................                             (249,271)
                                                            ------------
Balance December 31, 1998 .........                         $  1,915,872
                                                            ------------
                                                            ------------


6.       INVENTORIES


                             1997            1998
                             ----            ----
Packaging materials      $  973,583      $  598,985
Goods for resale ..         502,608         482,733
Cooler parts ......         151,208         142,695
Other .............         124,163         115,937
                         ----------      ----------
                         $1,751,562      $1,340,350
                         ----------      ----------
                         ----------      ----------

7.       FIXED ASSETS


                                                     1997                                1998
                                          -----------------------------      ------------------------------
                                                           ACCUMULATED                         ACCUMULATED
                                              COST         DEPRECIATION         COST           DEPRECIATION
                                              ----         ------------         ----           ------------

Land and well                             $   312,120      $     4,292       $   421,453        $    12,842
Buildings and roadways                        792,444          198,274           754,090            208,101
Coolers                                    15,967,041        7,813,592        25,629,726         11,332,885
Machinery and equipment                    10,947,082        4,548,844        10,725,813          5,529,242
Equipment and computer
  hardware under capital lease              1,447,572          830,435         2,232,199            931,984
Motor vehicles                              1,658,382        1,057,127         2,452,743          1,345,084
Motor vehicles under capital lease          4,633,516        1,887,790         6,469,945          3,465,625
Leasehold improvements                      1,285,553          458,309         1,839,814            825,001
Returnable bottles                          4,636,423        1,574,155         6,477,209          2,215,770
                                           ----------       ----------        ----------         ----------
                                           41,680,133      $18,372,818        57,002,992        $25,866,534

Accumulated depreciation                   18,372,818                         25,866,534
                                           ----------                         ----------
Net book value                            $23,307,315                        $31,136,458
                                           ----------                         ----------
                                           ----------                         ----------




8.       GOODWILL AND DEFERRED CHARGES


                                                    1997                                  1998
                                        ------------------------------     -------------------------------
                                                          ACCUMULATED                          ACCUMULATED
                                            COST          AMORTIZATION          COST           AMORTIZATION
                                            ----          ------------          ----           ------------
Goodwill                                $38,602,367       $1,458,392        $47,915,295        $2,535,719
Non-Compete Agreements                    2,125,000           29,057          2,125,000           671,250
Deferred financing costs                  3,911,380           54,789          4,628,760           521,762
Other                                       161,273            8,810            276,224            54,188
                                         ----------        ---------         ----------         ---------
                                         44,800,020        1,551,048         54,945,279         3,782,919

Accumulated amortization                  1,551,048                           3,782,919
                                         ----------                          ----------
Net book value                          $43,248,972                         $51,162,360
                                         ----------                          ----------
                                         ----------                          ----------



9.       OTHER ASSETS


                                                                                       1997          1998
                                                                                       ----          ----
Unsecured loan to parent company maturing September 2003, bearing interest at
  13%, interest payable annually, principal due
  at maturity [NOTE 19]                                                            $     --        $1,108,000
Unrealized gain on cross currency swap
  [NOTE 13]                                                                           423,359            --
                                                                                   ----------      ----------
                                                                                   $  423,359      $1,108,000
                                                                                   ----------      ----------
                                                                                   ----------      ----------


10.      DEBT DUE WITHIN ONE YEAR

T
                                                 1997           1998
                                                 ----           ----
Current portion of obligations
  under capital leases [NOTE 11]             $  967,467      $1,157,305
Current portion of other debt [NOTE 11]         222,401         241,811
                                             ----------      ----------
                                             $1,189,868      $1,399,116
                                             ----------      ----------
                                             ----------      ----------

11.      OBLIGATIONS UNDER CAPITAL LEASES AND OTHER DEBT

         The obligations under capital leases are recorded net of the related imputed interest calculated at an average rate of 10%. Total minimum annual lease commitments are as follows:


1999                             $1,626,377
2000                              1,016,708
2001                                746,896
2002                                593,340
2003                                411,052
Thereafter in aggregate             268,473
                                 ----------
                                  4,662,846
Less imputed interest             1,131,081
                                 ----------
                                  3,531,765
Less current portion              1,157,305
                                 ----------
                                 $2,374,460
                                 ----------
                                 ----------


Other debt consists of the following:


                                                               1997            1998
                                                               ----            ----
Term loans bearing interest at 11 3/8% repayable
  in monthly installments of principal and interest of
  $2,893 maturing in varying amounts to 1999                    96,018          77,488
Term loan bearing interest at 9%, repayable in
  annual installments of principal and interest of
  $321,000, maturing 2002                                    1,250,000       1,041,895
                                                            ----------      ----------
                                                             1,346,018       1,119,383

Less portion due within one year                               222,401         241,811
                                                            ----------      ----------
                                                            $1,123,617      $  877,572
                                                            ----------      ----------
                                                            ----------      ----------



         The following repayment schedule represents the required annual principal repayments of other debt.


1999                             $241,811
2000                              263,994
2001                              284,207
2002                              305,775
2003                                9,942
Thereafter in aggregate            13,654
                               ----------
                               $1,119,383
                               ----------
                               ----------


12.      SENIOR BANK DEBT

         The Company has available a $40 million senior credit multi currency facility for purposes of financing future capital investments, working capital, business acquisitions and general corporate purposes. The loan facility is subject to annual renewal by the bank and has a maturity date of December 2005 which may be extended by the bank at its discretion. The loan is an extendible revolver with principal payments to maturity to be determined by the bank upon conversion of the facility to a term loan based on outstanding balances at the time of conversion. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the credit facility rank senior to the payment of the Company's subordinated notes payable. The average effective rate on the Company's Senior Bank Debt for 1998 was approximately 7.75%.

         Amounts outstanding at December 31, 1998 are as follows:

 FACILITY             INTEREST RATE
 --------             -------------
Canadian $          Canadian Prime + 1%      $1,062,961
Canadian $          Canadian BA's + 2%        2,276,400
US $                US Prime + 1%             1,000,000
Pound Sterling      Libor + 2%                3,325,600
                                             ----------
                                             $7,664,961
                                             ----------
                                             ----------

         As at December 31, 1998, the Company was in violation of a loan covenant under the credit facility. Subsequent to year end the bank agreed to amend the covenant such that the Company is not in violation and has waived its right to call the debt as a result of this violation.


13.      SUBORDINATED NOTES PAYABLE



                                                                                         1997                1998
                                                                                         ----                ----
Senior subordinated notes payable maturing November 2007, bearing interest at
  11.5%, interest payable semi-annually, principal
  due at maturity                                                                    $100,000,000           $100,000,000
                                                                                     ------------           ------------
                                                                                     ------------           ------------


         On November 19, 1997, the Company completed a $100 million private placement of 11 1/2% Senior Subordinated Notes due 2007. The Company used a portion of the net proceeds of this offering to repay $54.7 million of its previously outstanding credit facility and to pay $14.2 million to certain shareholders (see note 2).

         The approximate fair market value of the Subordinated Notes Payable was $90 million at December 31, 1998 based on quoted market prices.

         Each of the Company's subsidiary guarantors has fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, to each holder of the notes and the trustee under the indenture pursuant to which the notes were issued, the full and prompt performance of the Company's obligations under the indenture and the notes, including the payment of principal and interest on the notes. The guarantees are subordinated to guarantor senior indebtedness (as defined in the indenture). As of December 31, 1998, the subsidiary guarantors had approximately $12.3 million of guarantor senior indebtedness outstanding.

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

         In 1997, the Company entered into two cross currency interest rate swaps to more closely match the interest requirements of the above notes with the cash flows earned by the Company's Canadian and UK subsidiaries. Under the terms of the first swap which was to mature November 15, 2002, the Company was to receive 11.5%, payable semiannually, on a $28 million US dollar notional amount in return for paying 10.83%, payable semiannually, on a $39.872 million Canadian notional amount. The terms of the agreement also called for the Company to receive $28 million US in exchange for $39.872 million Canadian on November 15, 2002. In October 1998, the Company closed out this swap , realizing cash proceeds of $3.4 million which has been recorded as a reduction in interest expense.

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

         Both of the above noted swaps were transacted with a US bank with a counter party credit rating of "A" (Standard & Poors). At December 31, 1998 the aggregate fair value of the outstanding swap was $835,998 US dollars in favor of the US bank (1997 - $423,359 US dollars in favor of the Company) of which $891,198 (1997 -$114,556) has been recorded as an increase (decrease) in interest expense with the remaining balance of $59,356 (1997 - $308,803) recorded as an increase (decrease) in the cumulative translation adjustment.


14.      CAPITAL STOCK

         During 1994, the Company issued 165,767 Class D common share purchase warrants to the holders of subordinated notes payable. The warrants were exercisable at $0.01 per share upon repayment of the notes or in the event of default of interest payments required on these notes. The warrants were assigned a value of $1,136,730 representing the estimated fair value of the warrants at the date of issuance. During 1996 the subordinated notes were redeemed together with the related common share purchase warrants for cash consideration of $4.7 million representing a $1,253,552 excess over the book value of the debt and warrants. The present value of interest payments foregone by the noteholders of $907,674 was expensed in 1996 as described in note 15. The remaining excess of $345,878 was allocated to the warrants and has been reflected as a reduction of paid in capital.

         As described in note 2, the Company completed a reorganization in 1997 whereby the shareholders of SSWL exchanged, on an aggregate basis, 1,728,246 shares of common stock and 442,993 options to acquire shares of common stock of SSWL for 1,383,328 shares of Class D common stock and 252,197 options to acquire shares of Class E common stock of Sparkling Spring plus $14,169,784 in cash. A total of $4,512,080 was expensed in the 1997 financial statements representing cash used to repurchase options to acquire shares of common stock. The remaining cash paid to shareholders of $9,657,704 was charged to share capital and retained earnings based on the number of shares of SSWL redeemed using the average carrying value per share. A further $76,422 was expensed in the 1997 financial statements related to the repurchase of stock options from a former employee.

         During the year, the Company redeemed 6,500 Class E common shares with a book value of $140,000 for cash consideration of $150,255. The excess of $10,255 over book value has been charged to the deficit.

         The Company maintains a stock option plan for management and directors where options to acquire Class E common shares are issued with strike prices approximating the estimated value of the shares at the date of issuance.

         The Company accounts for stock options in accordance with APB Opinion No. 25 and accordingly, no compensation costs have been recognized on the granting of stock options. Had the Company determined compensation cost in 1996 (there were no stock options granted during 1997 and 1998) based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and net income per share in 1996 would have been reduced to the pro forma amounts as follows:


                                             1996
                                              $
                                          --------
Net loss, as reported                     (306,996)
Net loss, pro forma                       (415,332)
Net loss per share, as reported              (0.21)
Net loss per share, pro forma                (0.28)


         The per share weighted average fair value of stock options granted in 1996 was $4.77 at the date of grant, using the minimum value approach as permitted by SFAS 123 for non-public companies and an assumed risk free interest rate of 5%.

         Upon completion of the reorganization of Sparkling Spring (see note
19), all common shares and options to acquire shares of Sparkling Spring are owned by Sparkling Spring Water Holdings Limited.

         Warrants for 51,100 shares of Sparkling Spring have been granted and remain outstanding. The warrants are exercisable for cash consideration of $0.01 each and have no expiry date.

         The following summarizes the status of the option plan. To the extent that options are exercisable in Canadian dollars, exercise prices have been translated at the exchange rate as of December 31, 1998:


                                                                        NUMBER OF        RANGE OF           AVERAGE
                                                                        OPTIONS        EXERCISE PRICE    EXERCISE PRICE
                                                                        -------        --------------    --------------
OUTSTANDING AT DECEMBER 31, 1995..................................       365,893       $ 1.18 - 4.326      $     3.49

Granted ..........................................................        53,500       $10.27 - 20.00      $    18.53
Cancelled ........................................................       (20,000)      $        4.326      $    4.326
                                                                        --------       --------------      ----------
OUTSTANDING AT DECEMBER 31, 1996 .................................       399,393       $ 1.18 - 20.00      $     5.63

Exercised ........................................................        (7,500)      $        4.326      $    4.326
Repurchased ......................................................      (190,796)      $ 1.18 - 20.00      $    4.351
                                                                        --------       --------------      ----------
OUTSTANDING AT DECEMBER 31, 1997 .................................       201,097       $ 1.18 - 20.00      $     6.58

Cancelled ........................................................        (2,000)      $           14      $       14
Exercised ........................................................        (3,000)      $           14      $       14
                                                                        --------       --------------      ----------
OUTSTANDING AT DECEMBER 31, 1998 .................................       196,097       $ 1.18 - 20.00      $     6.39
                                                                        --------       --------------      ----------
EXERCISABLE AT DECEMBER 31, 1998 .................................       190,680       $ 1.18 - 20.00      $     6.24
                                                                        --------       --------------      ----------


         Information with respect to options outstanding and exercisable at December 31, 1998 is as follows:

            OPTIONS OUTSTANDING


                                                           REMAINING
                                         NUMBER           CONTRACTUAL
                 EXERCISE PRICE        OUTSTANDING           LIFE
                 --------------        -----------           ----
                       $1.18              55,111           2.8 years
                       $3.58               5,000           2.8 years
                      $4.326              95,736           2.8 years
                      $10.27               5,000           4.0 years
                      $20.00              35,250           2.8 years
                                         -------
                                         196,097
                                         -------
                                         -------

          OPTIONS EXERCISABLE
                       $1.18              55,111           2.8 years
                       $3.58               5,000           2.8 years
                      $4.326              94,486           2.8 years
                      $10.27               2,500           4.0 years
                      $20.00              33,583           2.8 years
                                         -------
                                        190,680
                                        -------
                                        -------



         At December 31, 1996 and 1997 the number of options exercisable were 235,390 and 168,263 respectively, and the weighted average exercise prices were $3.58 and $4.59 respectively.

15.      EXTRAORDINARY ITEM

         The Company restructured and replaced its long-term financing agreements in 1996 and 1997. Costs incurred related to new loan financing arrangements have been deferred in accordance with the Company's accounting policy for deferred financing costs. In 1997 costs, in the amount of $833,706 (1996 - $473,436) related to debt that was restructured were expensed, net of applicable income tax recoveries of $398,724 (1996 - $434,238).

16.      NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES


                                                    1996              1997              1998
                                                 -----------       -----------       -----------
(Increase) decrease in
  Accounts receivable                            $(1,672,299)      $(3,044,876)      $(3,139,536)
   Inventories                                      (313,116)         (885,501)          411,212
   Prepaid expenses                                 (759,560)         (183,766)          216,701
                                                 -----------       -----------       -----------
                                                  (2,744,975)       (4,114,143)       (2,511,623)
                                                 -----------       -----------       -----------

Increase (decrease) in
   Accounts payable and accrued liabilities        1,867,327         2,255,400         2,386,790
   Unearned revenue                                 (223,376)             --                --
   Income taxes payable                               76,890           965,677          (912,567)
   Customer deposits                                 742,951           775,971         1,636,375
                                                 -----------       -----------       -----------
                                                   2,463,792         3,997,048         3,110,598
                                                 -----------       -----------       -----------
Net change in non-cash working
   capital balances                                 (281,183)         (117,095)          598,975
Less net working capital acquired
  on acquisitions [NOTE 4]                           262,344           195,908          (628,380)
Effect of translation                                (13,339)           (4,589)          (35,740)
                                                 -----------       -----------       -----------
                                                 $   (32,178)      $    74,224       $   (65,145)
                                                 -----------       -----------       -----------
                                                 -----------       -----------       -----------



         Net working capital acquired on acquisitions has been excluded from cash flows from operations as it has been included in acquisitions in investing activities.

17.      OPERATING LEASE COMMITMENTS

         The Company is committed under operating leases for premises and vehicles extending for various periods to 2008. Future minimum lease payments are as follows:


1999                              $1,611,988
2000                               1,331,189
2001                               1,101,771
2002                                 958,763
2003                                 655,575
Thereafter in aggregate            1,871,764
                                   ---------
                                  $7,531,050
                                  ----------
                                  ----------



         Lease costs of $1,093,386 (1997 - $1,291,043; 1996 - $896,000) have been expensed during the year.

18.      INCOME TAXES

         A reconciliation of the provision for income taxes based on the combined federal and provincial income tax rates of 45% is as follows:


                                                  1996              1997             1998
                                              -----------       -----------       -----------
Provision for (recovery of) income taxes
  at statutory rates                          $   254,144       $(1,832,754)      $(3,621,766)
Non deductible amortization                       132,910           302,059           361,257
Non taxable portion of net gain of swaps             --                --            (284,490)
Redemption of common stock options                   --           2,030,436              --
Unrecorded deferred tax asset                        --                --           3,160,073
Difference in foreign tax rates                    14,414           (62,980)          384,926
Other                                              (3,143)            2,616              --
                                              -----------       -----------       -----------
                                              $   398,325       $   439,377       $      --
                                              -----------       -----------       -----------
                                              -----------       -----------       -----------



The provision for income taxes includes:


                                       1996              1997              1998
                                       ----              ----              ----

Current income taxes-Canada .      $    90,000       $   804,385       $   130,000
                    -Foreign              --             315,877              --
                                   -----------       -----------       -----------
                                        90,000         1,120,262           130,000
                                   -----------       -----------       -----------

Deferred income taxes-Canada           357,325          (550,968)         (130,000)
                     -Foreign          (49,000)         (129,917)             --
                                   -----------       -----------       -----------
                                       308,325          (680,885)         (130,000)
                                   -----------       -----------       -----------
                                   $   398,325       $   439,377       $      --
                                   -----------       -----------       -----------
                                   -----------       -----------       -----------



         The deferred tax asset is comprised of the following timing differences:


                                              1997              1998
                                              ----              ----
Excess accounting expenses over tax       $   345,168       $   125,530
Non capital loss carryforwards              1,214,849           835,357
Excess of tax over book depreciation         (177,533)         (106,647)
Other differences                              (2,748)             --
                                          -----------       -----------
                                          $ 1,379,736       $   854,240
                                          -----------       -----------
                                          -----------       -----------



The Company has non-capital losses available for carryforward that expire as follows:


                   2004                         $  630,245
                   2005                          8,239,810
                   2017                            475,285
                   2018                          2,149,789
                   No expiry                       881,891

19.      RELATED PARTY TRANSACTIONS


         The Company has entered into a Management Agreement with CF Capital Corporation (CFCC), a company affiliated by common significant shareholdings, and two of CFCC's shareholders who are also shareholders of the Company. Under the terms of the Agreement, CFCC manages the operations of the Company and negotiates contracts, financial agreements and other arrangements. The Management Agreement provides that CFCC shall receive a base fee, which is adjusted yearly based on annual Company revenues. An annual bonus, calculated as a percentage of the base fee, is due to CFCC in the event the Company achieves certain targeted levels of per share earnings before depreciation, amortization and income taxes. During the year the Company paid fees of approximately $750,000 (1997 - $951,500; 1996 - $600,000) to CFCC which have been included in selling, delivery and administrative expenses. No bonus was earned in 1998.

         CFCC also receives fees for investment banking advisory services rendered to the Company in connection with successful acquisitions. In 1998, the Company paid CFCC $213,500 (1997 - $518,700; 1996 - $239,600) for investment banking advisory services.

         As at December 31, 1998 accounts payable includes $153,220 (1997 - $708,100) due to CFCC.

         In connection with the purchase of shares of common stock of the Company, promissory notes totaling $230,003 have been issued by certain officers of the Company. The promissory notes bore interest at a rate of 7% and were scheduled to mature on January 31, 1998 with principal and interest due on that date. The promissory notes were cancelled by the Company and replaced with promissory notes which bear interest at a rate of 6% and mature on January 31, 1999 with principal and interest due on that date. Notes totalling $122,019 were repaid in January 1999. The remaining notes were extended until January 31, 2000 with interest and principal due on that date. The common shares purchased by the officers are pledged as security for the promissory notes.

         The Board of Directors approved a reorganization of Sparkling Spring which became effective August 31, 1998. In this reorganization, shareholders and option holders of Sparkling Spring exchanged their shares and options to acquire common stock of Sparkling Spring for shares and options to acquire common stock of a new holding company, Sparkling Spring Water Holdings Limited ("Holdings"). Holdings was formed to increase corporate flexibility and provide additional access to capital markets. The Company has advanced $1.1 million to Holdings (see note 9) for administrative expenses and to provide partial payment to purchase stock options previously issued by the Company to an executive officer who resigned in March 1998. This advance is in the form of a loan with interest at 13% per annum.

20.      SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

         Selling, delivery and administration expenses include advertising and promotional expenses of $1,339,299 (1997 - $1,238,000; 1996 - $1,206,000).

21.      INTEGRATION AND RELATED EXPENSES

         The Company completed three acquisitions in 1998 (see note 4). In integrating these acquisitions into the Company's existing business, non-recurring costs were incurred to reduce and relocate staff, convert the acquired business' computer systems, close acquired facilities and blend acquired customers into the Company's existing routes. Further costs were incurred in connection with a potential acquisition which will not be completed. The components of the acquisition, integration and related charges are as follows:


Write-off of costs associated with an
  acquisition which did not close                 $  181,264
Severance, relocation and related costs              327,975
Conversion of computer systems                       128,193
Route blending                                       633,800
Facility closure and other integration costs         557,404
                                                  ----------
                                                  $1,828,636
                                                  ----------
                                                  ----------


22.      INTEREST AND RELATED EXPENSES


                                                   1996              1997               1998
                                                   ----              ----               ----
Interest on long-term debt                    $  2,481,005      $  5,077,398       $ 11,739,502
Amortization of deferred financing costs              --              54,789            503,142
Gain on closing of swap                               --                --           (3,420,000)
Unrealized (gain) loss on swap                        --            (114,556)           891,198
                                              ------------      ------------       ------------
                                              $  2,481,005      $  5,017,631       $  9,713,842
                                              ------------      ------------       ------------
                                              ------------      ------------       ------------



23.      SUMMARY OF BUSINESS SEGMENTS

         During the current fiscal year, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard requires companies to disclose selected financial data by business segment. The Company has identified three primary business segments: Canada, the United Kingdom and the United States. Segment selection was based upon internal organizational structure, the way in which these operations are managed and their performance evaluated by management, and materiality considerations. The accounting policies of the segments are the same as those described in note 2 - Significant Accounting Policies.

Segment Products and Services

         The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers.

Method of Determining Segment Profit or Loss

         Management evaluates the performance of its business segments separately to individually monitor the different factors affecting financial performance. Segment profit or loss includes all of the segment's cost of sales, selling, delivery and administrative expenses.

         Segment detail is summarized as follows:


                                         1996               1997             1998
                                         ----               ----             ----
Revenue
Canada                               $ 15,363,998      $ 19,416,108      $ 22,067,384
United Kingdom                         11,962,351        17,658,190        23,005,889
United States                                --           4,999,586        11,973,379
                                     ------------      ------------      ------------
                                     $ 27,326,349      $ 42,073,884      $ 57,046,652
                                     ------------      ------------      ------------
                                     ------------      ------------      ------------
Net income before depreciation,
  interest, income taxes,
  non-controlling interest and
  extraordinary item
Canada                               $  3,838,485      $  4,388,368      $  3,105,849
United Kingdom                          3,055,793         5,326,453         6,686,993
United States                                --           1,497,638           727,413
                                     ------------      ------------      ------------
                                     $  6,894,278      $ 11,212,459      $ 10,520,255
                                     ------------      ------------      ------------
                                     ------------      ------------      ------------
Total assets
Canada                               $ 27,177,107      $ 31,345,420      $ 38,307,830
United Kingdom                         17,232,061        25,866,401        34,546,003
United States                                --          49,787,091        34,779,494
                                     ------------      ------------      ------------
                                     $ 44,409,168      $106,998,912      $107,633,327
                                     ------------      ------------      ------------
                                     ------------      ------------      ------------



24.  COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.


                                   SPARKLING SPRING WATER GROUP
                                   LIMITED


                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.


                                   SPARKLING SPRING WATER LIMITED


                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.

                                   SPRING WATER, INC.


                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.



                                   CULLYSPRING WATER CO., INC.


                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.


                                   CRYSTAL SPRINGS ACQUISITION, INC.



                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.


                                   KRYSTAL FOUNTAIN WATER CO. LIMITED



                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.


                                   CANADIAN SPRINGS WATER
                                   COMPANY LIMITED



                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.



                                   SPARKLING SPRING WATER (UK)
                                   LIMITED



                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.


                                   AQUAPORTE (UK) LIMITED



                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.


                                   MARLBOROUGH EMPLOYMENT
                                   LIMITED



                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on 12th day of May, 1999.


                                   WATER AT WORK LIMITED


                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 12th day of May, 1999.

                                   NATURAL WATER LIMITED


                                   By:  /s/ Kent Dillon Schickli
                                       -----------------------------------------
                                       Kent Dillon Schickli
                                       Chief Financial Officer