Form 20-F
period 1999-12-31
SPARKLING SPRING WATER GROUP LTD
filed 2000-04-06
CIK 1050760

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

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

                                 Yes  X    No
                                     ---        ---
Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17      Item 18  X
                                ---          ---

                         TABLE OF ADDITIONAL REGISTRANTS



                                                                                        PRIMARY
                                                                                        STANDARD
                                                                                        INDUSTRIAL
EXACT NAME OF REGISTRANT AS                 STATE OR OTHER JURISDICTION OF              CLASSIFICATION
SPECIFIED IN ITS CHARTER                    INCORPORATION OF ORGANIZATION               CODE NUMBER
----------------------------               -------------------------------              ---------------

Sparkling Spring Water Limited                       Nova Scotia                          5149
Spring Water, Inc.                                   Delaware                             5149
Cullyspring Water Co., Inc.                          Washington                           5149
Crystal Springs Acquisition, Inc.                    Delaware                             5149
Canadian Springs Water Company Limited               Nova Scotia                          5149
Nature Springs Water Company Limited                 England                              5149
Krystal Fountain Water Co. Limited                   England                              5149
Water at Work Limited                                Scotland                             5149
Natural Water Limited                                Scotland                             5149













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


                                YEAR ENDED DECEMBER 31,
                         ------------------------------------
                         1995    1996    1997    1998    1999
                         ----    ----    ----    ----    ----
CANADIAN DOLLAR
High for the year ....   0.753   0.753   0.749   0.710   0.693
Low for the year .....   0.710   0.721   0.695   0.634   0.654
End of year ..........   0.733   0.730   0.700   0.650   0.693
Average for the year .   0.728   0.733   0.722   0.674   0.673

BRITISH POUND STERLING
High for the year ....   1.641   1.711   1.712   1.722   1.677
Low for the year .....   1.527   1.497   1.580   1.611   1.552
End of year ..........   1.552   1.705   1.642   1.663   1.615
Average for the year .   1.578   1.560   1.638   1.657   1.617

                      SPARKLING SPRING WATER GROUP LIMITED

                                TABLE OF CONTENTS



                                                                                               Page
                                                                                               ----
PART I

ITEM 1.       DESCRIPTION OF BUSINESS............................................................2

ITEM 2.       DESCRIPTION OF PROPERTY...........................................................16

ITEM 3.       LEGAL PROCEEDINGS.................................................................17

ITEM 4.       CONTROL OF REGISTRANT.............................................................17

ITEM 5.       NATURE OF TRADING MARKET..........................................................19

ITEM 6.       EXCHANGE CONTROLS AND OTHER LIMITATIONS
              AFFECTING SECURITY HOLDERS........................................................19

ITEM 7.       TAXATION..........................................................................19

ITEM 8.       SELECTED FINANCIAL DATA...........................................................20

ITEM 9.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....................................22

ITEM 9A.      QUANTITATIVE AND QUALITATIVE
              DISCLOSURES ABOUT MARKET RISK.....................................................28

ITEM 10.      DIRECTORS AND OFFICERS OF REGISTRANT..............................................29

ITEM 11.      COMPENSATION OF DIRECTORS AND OFFICERS............................................30

ITEM 12.      OPTIONS TO PURCHASE SECURITIES FROM
              REGISTRANT OR SUBSIDIARIES........................................................31

ITEM 13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....................................31

PART II

ITEM 14.      DESCRIPTION OF SECURITIES TO BE REGISTERED
              (INTENTIONALLY OMITTED)..........................................................N/A

PART III

ITEM 15.      DEFAULTS UPON SENIOR SECURITIES...................................................33

ITEM 16.      CHANGES IN SECURITIES AND CHANGES IN SECURITY
              FOR REGISTERED SECURITIES AND USE OF PROCEEDS.....................................34

PART IV

ITEM 17.      FINANCIAL STATEMENTS
              (INTENTIONALLY OMITTED)..........................................................N/A

ITEM 18.      FINANCIAL STATEMENTS..............................................................34

ITEM 19.      FINANCIAL STATEMENTS AND EXHIBITS.................................................34

                                     PART I


     UNLESS INDICATED OTHERWISE, ALL REFERENCES IN THIS REPORT TO THE COMPANY REFER COLLECTIVELY TO SPARKLING SPRING WATER GROUP LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES.

     FOR PURPOSES OF THIS ANNUAL REPORT, ALL REFERENCES TO DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE SPECIFIED. ALL REFERENCES IN THIS REPORT TO "EBITDA" MEAN OPERATING PROFIT PLUS DEPRECIATION, AMORTIZATION AND INTEGRATION AND RELATED EXPENSES AND REFERENCES TO "CAGR" MEAN COMPOUND ANNUAL GROWTH RATE. UNLESS OTHERWISE INDICATED, ALL STATISTICAL DATA AND INFORMATION CONTAINED IN THIS REPORT IS AS OF DECEMBER 31, 1999.

     Statements included in this Report that do not relate to present or historical conditions are "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the Safe Harbor provisions of the 1995 Reform Act irrespective of whether the 1995 Reform Act is applicable to the Company as a "foreign private issuer". See Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

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

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

     Sparkling Spring Water Limited ("SSWL"), a wholly owned subsidiary of Sparkling Spring, was founded in 1971 in Halifax, Nova Scotia to operate in the bottled water industry. In 1988, a controlling interest in the Company was acquired by Maritime Beverages Limited ("MBL"), a Pepsi-Cola bottler, which was managed by G. John Krediet and Kent Dillon Schickli, principals of C.F. Capital Corporation ("CFCC"), an investment and management company. When MBL sold its soft drink bottling holdings to Pepsi-Cola Canada Limited in 1992, Mr. Krediet retained his ownership of SSWL. Mr. Schickli left CFCC at the end of 1992 and rejoined the Company as Chief Financial Officer in April 1998.

     Sparkling Spring is one of the world's largest providers of bottled water delivered directly to residential and commercial markets. The Company's primary focus is on the bottling and delivery of high quality drinking water in three-gallon, five-gallon and six-gallon bottles to homes and offices, and the rental of water coolers. The Company's strategy has been to achieve significant market positions in a number of markets and thereby realize the operating leverage that can be obtained once a distribution system is established. Based upon its own internal estimates, the Company believes it has the following market shares of rental cooler locations: 60% market share in British Columbia, 84% in the Canadian Maritime Provinces, 28% in the United Kingdom (England and Scotland combined), 43% in Oregon and 15% in Washington. The Company believes it is the market share leader in each of these markets, except in the UK and Washington markets where it believes it has the second and third largest customer rental location bases, respectively. By virtue of its leadership position in its markets, the Company benefits from several competitive advantages over smaller operators, including more efficient distribution operations, purchasing synergies, quality customer service and well-established infrastructure. Management believes the Company's leadership in each of its served markets creates a significant barrier to entry for prospective competitors.

     Company sales by geographic market for each of the past three fiscal years are as follows:


                     1997          1998          1999
                     ----          ----          ----
Canada           $19,416,000   $22,068,000   $25,199,000
United Kingdom    17,658,000    22,368,000    25,002,000
United States      5,000,000    11,974,000    13,717,000
                 -----------   -----------   -----------
                 $42,074,000   $56,410,000   $63,918,000
                 ===========   ===========   ===========

     The Company delivers bottled water to a base of approximately 160,300 water cooler customer locations in its served markets consisting of approximately 125,500 customer locations that contain water coolers rented from the Company and 34,800 customers who own their coolers and purchase other products. Rental customers typically sign a one-year contract, providing the Company with a stream of relatively stable revenue from both a monthly cooler rental charge and the sale of bottled water. Water only customers generate revenue through the sale of bottled water and ancillary services such as cooler cleanings, cup and coffee sales. The Company believes that direct delivery water cooler companies enjoy several advantages over retailers of bottled water. Customers suffer inconvenience and potentially incremental cost if they choose to switch from one water cooler company to another. In addition, direct delivery water cooler operators such as the Company have made significant capital investments in inventories of water coolers and bottles, a truck fleet and bottling facilities. Management believes the capital intensity of the water cooler business and the complexity of direct delivery provide a second significant barrier to entry.

     The Company has a history of completing and integrating acquisitions, having made seventeen acquisitions since 1993. These acquisitions have enabled the Company to rapidly expand into attractive markets and increase production capacity. In addition to completing the acquisitions of fast-growing bottled water companies, management has improved the operations and profitability of most of the acquired companies. Since January 1, 1997, the Company has completed twelve acquisitions through which it entered the attractive U.S. bottled water market and expanded its leadership positions in Canada and the United Kingdom.

     The results of both significant internal growth and the execution of the Company's acquisition strategy are evidenced by the growth in the Company's revenue and EBITDA over the past five years. Revenue increased at a CAGR of 49% from $8.7 million in 1994 to $63.9 million in 1999. Over the same period, EBITDA increased at a CAGR of 60% from $1.6 million to $17.1 million (exclusive of integration and related expenses), with EBITDA margins increasing from 18.5% to 26.8%. See Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The Company is led by a senior management team whose members average more than 17 years in the beverage industry. G. John Krediet, the Chairman of Sparkling Spring, owns 51.1% of the common stock ("Common Stock") of Sparkling Spring Water Holdings Limited which owns 100% of the outstanding shares of Sparkling Spring. Mr. Krediet successfully executed a consolidation of Canadian Pepsi-Cola bottlers and, together with their senior management, identified the bottled water consolidation opportunity. Mr. Schickli, Sparkling Spring's Chief Financial Officer, assisted Mr. Krediet in the Canadian Pepsi-Cola consolidation in the late 1980's and early 1990's and has significant previous experience in the acquisition of beverage businesses and as chief financial officer of mid-size beverage companies in the United States. Stewart E. Allen, President and Chief Operating Officer of Sparkling Spring since 1992, has managed the operations of the business focusing on profitably increasing the penetration levels in each of its markets. Mr. Allen previously served as Vice President of Sales and Marketing for Maritime Beverages Limited, the Pepsi-Cola business, prior to assuming the Presidency of Sparkling Spring. See Item 10 - Directors and Officers of Registrant.

INDUSTRY OVERVIEW

     Bottled water continues to be one of the fastest growing segments of the U.S. beverage industry, generating an estimated $4.9 billion of sales in 1999. According to BEVERAGE MARKETING CORPORATION, the U.S. bottled water market experienced a CAGR of 9.6% from 1994 to 1999, and is projected to grow at a slightly lower CAGR of 6-7% between 1999 and 2005. Bottled water volume in the U.S. increased from 8.3 billion litres in 1990 to an estimated 16.3 billion litres in 1999, and is projected to reach 23.8 billion litres in 2005. Furthermore, per capita bottled water consumption increased over 75% from 1990 to 1999 with annual consumption in the U.S. increasing from 33.3 litres per capita in 1990 to an estimated 58.7 litres per capita in 1999. The projected per capita consumption is expected to reach 81.4 litres in the U.S. by the year 2005. The water cooler segment generated approximately $1.4 billion of sales in 1998 or 5.3 billion litres, representing 33% of the total U.S. bottled water market. The U.S. water cooler market experienced a CAGR of 2.9% between 1990 and 1998.

     According to ZENITH INTERNATIONAL LTD.("ZENITH"), the bottled water market in the U.K. generated over (pound)437 million of sales in 1998, experienced a CAGR of 11.3% from 1992 to 1998, and is projected to grow at an annual rate of 6.3% between 1998 and 2002. Bottled water volume has increased from 420 million litres in 1990 to approximately 1.2 billion litres in 1999 and is projected to reach 1.39 billion litres by the year 2002. Annual consumption of bottled water in the U.K. has increased from 7.2 litres per capita in 1990 and is projected to grow to 19.3 litres per capita by the year 2000. The water cooler segment generated estimated sales of 195 million litres in 1999 up 31.7% from an estimated 148 million liters in 1998. It is estimated that the water cooler segment represented 16.4% of the total U.K. bottled water market in 1999 - over two times its estimated share in 1993. In addition, the U.K. water cooler market experienced a CAGR of 30% in units between 1995 and 1999, and is projected to grow at a CAGR of 13.3% from 1999 to 2004. ZENITH estimates that total water consumption through coolers will grow at a CAGR of approximately 13.3% over the same period reaching 364 million liters by the year 2004.

     In Canada, industry figures compiled by the Canadian Bottled Water Association indicate that bottled water consumption totaled 703 million litres in 1998. According to HIDELL-EYSTER TECHNICAL SERVICES INC., the estimated growth in the Canadian bottled water market was 10% in 1998, with the home and office delivery business growing at an estimated 8%. It is estimated that there are 540,000 coolers in Canada or 1.8 coolers for every 100 people. Consumption of bottled water in 1998 was estimated to be 23.6 litres per capita.

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

     The bottled water industry is highly fragmented in North America. The bottled water market is comprised of approximately 2,000 companies generating over $4 billion of sales. Of these companies, the five largest companies account for approximately 60% of the total market, with the remainder comprised of hundreds of small regional companies. Management believes that the industry will continue to consolidate as (i) operating leverage of the larger companies makes the smaller companies less competitive, (ii) succession issues at many smaller, family-owned companies lead a number of independent companies to exit the industry, and (iii) pressure to meet improving water quality standards eliminates low quality producers.

     The Company believes that the competitive structure of the water cooler segment favors a larger operator with a successful consolidation track record. As a market leader in the majority of its geographic markets, the Company believes that it is well positioned to benefit from the growth and consolidation trends in the industry.

BUSINESS AND PRODUCTS

     The Company generated approximately 82% of its 1999 revenue from rental of water coolers and sale of bottled water dispensed through water coolers. Approximately 6% of its revenue is generated from the sale of bottled water in smaller retail sized packages and 12% of its revenue is from related activities including the sale of paper cups, coffee, water filtration devices, water through vending machines and cooler sanitation services.

     BOTTLED WATER. The Company generated approximately 59% of its 1999 revenue from the sale of bottled water used in water coolers. Bottled water for water coolers is primarily sold in two sizes: a five-gallon (18 litre) bottle and a six-gallon (22 litre) bottle. In each market, a smaller package (3 gallon or 11 litre) exists for customers who may not be capable of lifting the five or six-gallon product or who may have storage constraints. Sales of this smaller package are growing more rapidly than the larger sizes. The Company offers water bottles in plastic packaging that facilitates storage and has non-spill caps. While its pricing varies from market to market and the Company frequently offers promotional discounts in certain markets, the Company charges on average approximately $5.65 for a five-gallon bottle of water.

     The Company also sells water in smaller retail-sized containers such as one gallon, 1.5 litre and 500 ml sizes. In 1999, the Company generated approximately 6% of its total revenue from these smaller sized packages.

     The Company primarily markets four types of water: spring, premium drinking, steam-distilled, and fluoridated. The sale of steam-distilled water and fluoridated water accounted for less than 1% of the Company's revenue in 1999. Descriptions of each type of water follow:

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

The following table summarizes the Company's operations in its existing markets:


        REGION                      PRINCIPAL PRODUCTS            BRAND NAMES
        ------                      ------------------            -----------
British Columbia                 Spring Water                   Canadian Springs
                                 Premium Drinking Water         Springfield
                                 Steam-Distilled Water

Maritime Provinces               Spring Water                   Sparkling Springs
                                 Steam-Distilled Water

United Kingdom                   Spring Water                   Nature Springs
                                                                Water At Work

United States                    Spring Water                   Crystal Springs
                                 Premium Drinking Water         Cully Spring
                                 Steam-Distilled Water          Canadian Spring
                                 Fluoridated Drinking Water


     WATER COOLERS. In 1999 the Company generated approximately 23% of its revenue from the rental of water coolers. The Company has a base of approximately 160,300 water cooler locations in its served markets consisting of approximately 125,500 customer locations that contain Company owned rental coolers and 34,800 customers who own their coolers and or buy other products from the Company. Customers who have rental coolers typically sign a one-year contract, providing the Company with a stream of relatively stable revenue from either a monthly, quarterly or annual cooler rental charge and the sale of bottled water. The Company's large installed customer location base creates operating efficiencies by supporting a level of infrastructure that can be leveraged to support incremental cooler installations at an attractive marginal profitability rate. While its pricing varies from market to market and depends on the water cooler selected by the customer, the Company's current average monthly rental charge for its coolers is approximately $10.

     The following table presents management estimates of certain information relating to the Company's cooler location base as of December 31,1999:


                                                                   UNITED        UNITED
                                                      CANADA       KINGDOM       STATES
                                                      ------       -------       ------

Rental Coolers at Customer Locations                   64,100       32,900       28,500
Total Rental Cooler Locations and Other Customers      90,400       36,000       33,900
Estimated % Residential Customers                          58%           2%          40%
Estimated % Commercial Customers                           42%          98%          60%

     The Company purchases its water coolers from one of three preferred suppliers and maintains a stock of spare parts at delivery depots. The Company strips down, cleans, and re-deploys returned water coolers prior to all new installations. The Company's average cost per water cooler is approximately $120, and the Company estimates that the average life of a water cooler is ten years. The typical pay back period on a water cooler investment (assuming only rental revenue) is approximately 20 months. In the event of termination of the rental agreement, water coolers can be readily redeployed at a relatively low cost to the Company. In addition, in certain markets the Company charges a water cooler collection fee when a customer opts to discontinue purchasing water.

     OTHER. The remaining 12% of the Company's 1999 revenue was generated through the sale of paper cups, cooler sanitation services, coffee delivery, the sale of water filtration devices and the sale of water through vending machines.

BUSINESS STRATEGY

     Bottled water continues to be the fastest growing segment of the beverage industry, growing at a CAGR of 10% since 1980 according to BEVERAGE MARKETING CORPORATION. Management believes this growth stems primarily from two sources:
(i) consumer dissatisfaction with tap water and (ii) increased consumer health consciousness resulting in the substitution of water for other less-healthy beverages. The Company expects to benefit from the growing demand for quality drinking water by increasing its installed base of water coolers, increasing the water and related products offered through its established distribution system, and continuing to be a leader in the consolidation of the highly fragmented bottled water industry. In particular, the Company expects to continue to pursue the following business strategies:

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

     PURSUE STRATEGIC ACQUISITIONS. The Company has pursued an acquisition strategy to create value by taking advantage of the consolidation of the highly fragmented bottled water industry. The Company has developed and implemented a "hub and spoke" approach to acquiring companies in new markets by identifying one of the largest bottled water companies as a platform acquisition, and complementing it with smaller fill-in acquisitions in neighboring or overlapping geographic territories. The Company is generally unwilling to enter a market through an acquisition unless the company being acquired is both one of the market share leaders and provides the critical mass and local management talent necessary to act as a platform in that market. While the purchase price paid for a platform company is typically higher than that for a fill-in acquisition (as measured using multiples of first year EBITDA), the Company is able to reduce its average acquisition multiple by opportunistically acquiring "spoke" distribution routes. These spoke acquisitions can be acquired at more attractive prices due to the limited strategic options available to these smaller operators and synergies to be gained by Sparkling Spring from consolidating these companies into the "platform" business. In 1999 the Company slowed its rate of growth, especially through acquisition, as it focused on improving internal operations. The Company plans to increase its focus on customer growth, both organically and through acquisitions in 2000.

     PROVIDE OUTSTANDING CUSTOMER SERVICE. The Company believes quality of service and reliability of delivery are the primary competitive factors in the water cooler business. The quality of service is measured by the Company's ability to: (i) reliably deliver bottled water on schedule, (ii) meet customer shortages with the quick delivery of refills, (iii) provide regular maintenance and sanitation of water coolers and (iv) effectively address any other needs of a customer. Management monitors on a monthly basis the Company's customer "retention" rate (its renewal rate with respect to its water cooler rental agreements) in an effort to continually monitor customer service. Management believes its customer retention rate historically has been higher than the industry average. However, the Company's average retention rate declined to approximately 70% in 1999, about equal to the industry average. This decline was partially caused by a tightening of its definition of what qualified as a customer.

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

     On June 8, 1994, the Company acquired the water cooler division of Buxton Mineral Water Company Limited through Nature Springs Water Company Limited ("Nature Springs"), a wholly-owned subsidiary of SSWL. The water cooler industry in the U.K. was identified as being much less developed than the North American market and, thus, having a significant growth potential.

     On April 26, 1995, the Company acquired Aquaporte (UK) Limited ("Aquaporte UK"). Aquaporte UK had a predominantly London-based customer list and a depot close to central London. The operation was merged with Nature Springs and the combined businesses became the largest water cooler company serving the commercial market in the U.K.

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

     On January 2, 1997, the Company acquired D & D and Company, Inc., doing business as Mountain Fresh Bottled Water Co. ("Mountain Fresh"). Mountain Fresh has its headquarters in Portland, Oregon, and held the number three position in the Oregon market.

     On January 28, 1997, the Company acquired Withey's Water Softening &Purification Limited ("Withey's Water"). Withey's Water is headquartered in Prince George, British Columbia, and is the dominant supplier of bottled water and filtration systems in the rural market of upper British Columbia. Withey's Water represents a fill-in acquisition, strengthening the Company's already leading presence in the home and office water cooler market in British Columbia.

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


     On October 23, 1997, the Company acquired Cullyspring Water Co., Inc. ("Cullyspring"). Cullyspring is a Seattle, Washington based bottled water company focusing on the direct delivery of five-gallon containers to homes and offices and the rental of water coolers.

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

     On November 27, 1999 the Company purchased all of the assets of the Misty Mountain Water Division of Baxter Foods Limited ("Misty"). Misty is based in the Maritime Provinces of Canada and focuses on the direct delivery of both eighteen litre bottles of spring water and small pack containers.

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

     In addition to spring water, the Company also produces premium drinking water. The Company accesses local, publicly available water supplies and processes and purifies the product through reverse osmosis to remove chlorine and other chemicals frequently found in tap water. The product then goes through the ozonation process prior to bottling as premium drinking water.

     The Company has nine bottling facilities located throughout British Columbia, the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States.

     BRITISH COLUMBIA. The Company operates four bottling facilities, one each in Vancouver, Victoria, Kamloops and Prince George, British Columbia. The Vancouver facility produces both premium drinking water and spring water. The Company transports the spring water from sources located in the Coastal Mountains pursuant to a non-exclusive contract without a fixed term. The bottling line in Victoria is capable of producing both spring water and premium drinking water but currently only produces premium drinking water.

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

     SCOTLAND. The Company operates a bottling line that processes water drawn from a 100-year old spring water source in Dumfries, Scotland. The water is processed and bottled in a bottling line operated by Natural Water Limited, a wholly-owned subsidiary of Sparkling Spring. The Company is currently planning to relocate its production facilities to a new location during the next two years to meet future production requirements.

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

     The following table provides certain information regarding the Company's bottling facilities:


          LOCATION                        TYPE OF WATER               BOTTLING CAPACITY
          --------                        -------------               -----------------
Vancouver, British Columbia               Premium Drinking            1,600 bottles per hour
                                          Spring
                                          Steam Distilled

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

Buckinghamshire, England                  Spring                      1,200 bottles per hour

Glasgow, Scotland                         Spring                      300 bottles per hour

Portland, Oregon                          Premium Drinking            600 bottles per hour
                                          Fluoridated Drinking
                                          Spring

Seattle, Washington                       Premium Drinking            450 bottles per hour
                                          Spring
                                          Steam Distilled

SALES AND MARKETING

     The Company markets its products principally through telephone directory yellow page advertisements, newspaper advertisements, mall shows, coupons, product sponsorship programs, direct mail, radio commercials and various referral programs which are supported by the efforts of approximately 136 salaried sales and marketing personnel. Almost half of the Company's new customers are derived from incoming telephone calls resulting from yellow page advertisements, the key advertising vehicle for the Company. To supplement this effort, the Company's marketing team solicits potential new customers in specific geographical areas in which the Company desires to increase the density of existing routes or in which it desires to establish new routes. A potential new customer may be offered various introductory promotions including a free trial offer. The Company's marketing activity emphasizes the benefits of bottled water, the convenience of a water cooler as well as the associated regular delivery of bottled water and, to a lesser extent, the creation of brand awareness.

     An important part of the Company's sales, marketing and customer service strategy is its focus on retaining customers. The Company has historically experienced a relatively high retention rate (75-80%) of its water cooler rental agreements. In 1999 the Company's retention rate decreased to 70% on an annual basis (which management believes is about equal to the industry average) as the Company tightened its definition of what qualifies as a customer. The Company expects to improve upon this rate in 2000. Generally, the Company has also increased the customer retention rate of the businesses it has acquired. The Company's primary strategy for maximizing its retention rate is to focus on outstanding customer service. In addition, the Company employs certain strategies to retain customers who indicate they wish to discontinue receiving bottled water. Customer service representatives are compensated for the customers they help to retain.

DISTRIBUTION

     As of December 31, 1999, the Company owned or leased approximately 215 beverage trucks and employed 317 people in its distribution operations. The average cost per new truck is approximately $65,000, and the Company generally delivers to neighborhoods within a ninety minute drive from its distribution centers. Each truck has a useful life of 7 to 12 years and can hold 120 to 300 five or six-gallon bottles. The Company's drivers are generally paid on a per delivered bottle basis, promoting efficiency and higher utilization of the delivery trucks. On average, a truck driver services approximately 800 customers. The average customer typically receives delivery once every two weeks. In addition, the Company's drivers actively generate sales and are compensated for each new customer contract they originate.

     Management believes that one of the most important success factors in the delivered bottled water business is delivery route efficiency. Route efficiency is the critical cost factor in the water cooler business, as the average cost of local delivery per bottle is over five times the cost of preparing one bottle for distribution. However, the marginal distribution cost of an additional bottle on an existing route is relatively low.

COMPETITION

     The Company competes in the "alternative to tap water" market in two areas. First, it competes directly with other home and office delivery bottled water companies in its geographic markets. This segment is highly fragmented with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. The Company believes it has a leading market share position in British Columbia and the Maritime Provinces of Canada, and Oregon in the U.S. Furthermore, management believes it has the second and third largest market share position in the UK and Washington markets respectively. Management believes that its access to capital, professional management, and reporting and accounting systems are equal to or greater than those of its local competitors in these markets. The Company believes quality of service and reliability of delivery are the primary competitive factors in the water cooler business. Additionally, the Company believes that the capital intensity of its operations creates significant barriers to entry.

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

     The "alternative to tap water" industry also includes a number of well-established, well-capitalized companies, most of which do not currently compete directly in the Company's markets. These include Nestle S.A., which owns Perrier and the Perrier Group of America. Perrier Group of America operates the Arrowhead, Poland Spring, Zephyrills, Ozarka, Oasis and Great Bear brands. Suntory owns Belmont Springs, Hinkley & Schmitt, Crystal, Kentwood, and Polar and competes with the Company in the Pacific Northwest United States. Group Danone owns the Evian, Danone and Sparkletts brands and operates the Sparkletts home and office business in the United States and Crystal Spring (Toronto), Spring Valley, and Laurentian businesses home and office operations in Ontario and Quebec, Canada. A. S. Watson, a division of Hutchinson Whampoa Limited, is a large Hong Kong trading company that has recently purchased a number of Home and Office businesses in the UK and is now number one in that market. Ionics Incorporated operates the Aquacool businesses and competes with the Company in England. In addition, Vivendi S. A., a French company which acquired United States Filter Corporation and its Culligan operations competes in the home and office water cooler business and water filtration segments either directly or indirectly through franchisees in most of the Company's markets.

CUSTOMERS

     The Company has grown from a base of approximately 8,000 water coolers in 1991 to a base of approximately 125,500 rental water coolers and 160,300 total customer locations as of December 31, 1999. No customer accounted for more than 1% of the Company's revenue in 1999. Approximately 60% of the Company's revenue in 1999 was derived from sales to commercial establishments, with the balance attributable to residential customers. Substantially all of the Company's United Kingdom customers are commercial establishments. The Company's commercial customers include both large established businesses and smaller regional and local shops, offices, warehouses and production facilities. The Company's customers include companies such as the British Airport Authority, British Telecom and the Royal Bank of Scotland in the United Kingdom, Canadian Forest Products, HSBC Bank Canada and Toronto Dominion Bank in Canada and Reynold Metals and United Parcel Service in the United States. Management believes that the diversity of its customer base protects the Company from reliance on any one customer or a particular industry segment. In addition, the Company has a number of short term bottling contracts with independent beverage companies, including Pepsi-Cola in Canada, as well as with supermarkets such as Fred Meyer, Inc. and Safeway, Inc. in the United States.

EMPLOYEES

     As of December 31, 1999, the Company had approximately 690 full-time employees, of which 136 were in sales and services, 317 in distribution, 105 in production and warehouse and 132 in administration. Except for approximately 125 employees in Western Canada, the workforce is not subject to collective bargaining agreements and temporary workers are used during peak demand periods. The Company believes that it enjoys good relations with its employees.

SEASONALITY

     Bottled water sales are subject to seasonal variations with decreased sales during cold weather months and increased sales during warm weather months. Water cooler rentals are typically paid monthly and mitigate the seasonal effect of water sales.

FOREIGN OPERATIONS

     For the year ended December 31, 1999, on a currency adjusted basis, approximately 40% of the Company's revenue was generated in Canada in Canadian dollars, 39% of the Company's revenue was generated in the United Kingdom in Pounds Sterling and 21% of the Company's revenue was generated in the U.S. in U.S. dollars. In addition, a substantial portion of the expenses incurred by the Company during that period were denominated in currencies other than U.S. dollars. Foreign operations are subject to a number of special risks, including, but not limited to, risks with respect to fluctuations in currency exchange rates, regional and national economic conditions, economic and political destabilization, other disruptions of markets, restrictive actions by foreign governments (such as restrictions on transfer of funds and unexpected changes in regulatory environments), changes in foreign laws regarding trade and investment and foreign tax laws.

     The Company generally does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks. However, on December 2, 1997, the Company entered into cross currency swap transactions in Canadian dollars (notional amount of $28 million) and British Pounds Sterling (notional amount of $30 million) for the purpose of managing risks associated with future foreign currency fluctuations. The Canadian dollar swap was terminated in October, 1998. The Company occasionally enters into short term foreign currency forward transactions to hedge known payments denominated in one of its other currencies or future cash flows from the Company's operations. The Company also regularly changes the denomination of its senior debt between currencies in an attempt to minimize its borrowing costs. These transactions may result in gains or losses on foreign currency transactions.

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

     CANADA. In Canada, bottled water is considered a food product and, as such, is governed by the Federal Department of Health and Welfare - Health Protection Branch under the Food and Drug Act. Packaged waters in Canada are also subject to Health Canada's "Division 12 - Regulation for Packaged Water and Ice" and the "Guidelines for Canadian Water Quality". The Company's production sites are audited annually according to the Good Manufacturing Practices (the "GMP") governing such plants. This inspection is performed by Food Protection Branch. In addition to the government plant audits, the Company's bottling facilities are subject to annual unannounced plant audits by the National Sanitation Foundation (the "NSF"). The NSF is an independent inspection and auditing firm under contract by the industry to further ensure the GMP and quality of bottled water in Canada, the United States and Europe.

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
                                                     Distribution                             Leased       June 2002

Valley, Nova Scotia                  14,500          Bottling, Distribution, Spring Site      Owned        N/A

Sydney, Nova Scotia                  4,500           Offices, Distribution                    Leased       Monthly

Moncton, New Brunswick               3,700           Offices, Distribution                    Leased       June 2001

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

Warrington, England                  4,000           Offices, Distribution                    Leased       Dec. 2002

Arklo Road, England                  8,000           Offices, Distribution                    Leased       Oct. 2006

Glasgow, Scotland                    4,500           Offices, Distribution                    Leased       June 2004

Dumfries, Scotland                   4,000           Bottling                                 Leased       June 2009

Dundee, Scotland                     2,500           Offices, Distribution                    Leased       Feb. 2005

Broxburn                             5,000           Offices, Distribution                    Leased       Apr. 2003

UNITED STATES:
Portland, Oregon                     30,000          Bottling, Distribution, Offices          Leased       Oct. 2007
Portland, Oregon                     7,000           Distribution (For Sub-lease)             Leased       June 2007

Seattle, Washington                  25,000          Bottling, Distribution, Offices          Leased       Oct. 2002

     All of the Company's bottling and distribution facilities, in the opinion of the Company's management, have been adequately maintained, are in fair to good operating condition and generally have sufficient capacity to handle present sales volume and expected volume through the end of 2000. The Company is currently evaluating upgrading its production facilities in Scotland during the next two years in order to meet future production requirements.

ITEM 3.  LEGAL PROCEEDINGS

     The Company is not a party to any litigation other than routine legal proceedings incidental to its business. Management does not expect that these proceedings will have a material adverse effect on the Company.

ITEM 4.  CONTROL OF REGISTRANT

     Sparkling Spring Water Holdings Limited ("Holdings") owns all of the outstanding shares of Sparkling Spring. Mr. Krediet, Chairman and CEO, owns 51.1% of the outstanding Common Stock of Holdings. Clairvest Group, Inc., a Canadian corporation, is the holder of 30.6% of the outstanding Common Stock of Holdings. To the Company's knowledge, the Company is not directly or indirectly owned or controlled by any foreign government.

     Sparkling Spring, G. John Krediet, Clairvest, Stephen L. Larson, Lucy Stitzer, Stewart E. Allen, K. Dillon Schickli and certain other shareholders of Holdings are parties to a Shareholder Agreement, dated October 27, 1998 (the "Shareholder Agreement") which sets forth various arrangements, the operation of which could at a subsequent date, result in a change of control of Holdings. For a more detailed discussion of the provisions of the Shareholder Agreement, see
Item 13 - Interest of Management in Certain Transactions - Shareholder
Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as at December 31, 1999 certain information regarding the ownership of Common Stock of Holdings with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of Sparkling Spring's directors, (iii) each person named in the Summary Compensation Table and (iv) all directors and officers as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned. Unless otherwise indicated, the address for each shareholder is in care of the Company, 19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9.

     As at December 31, 1999 there were outstanding an aggregate of 1,420,188 shares of Common Stock and an aggregate of 22,000 warrants and 183,310 options to purchase shares of Common Stock. All shares of Common Stock issuable upon exercise of options are not entitled to vote on matters submitted to a vote of the shareholders of Holdings.

                            BENEFICIAL OWNERSHIP (1)

NAME OF BENEFICIAL OWNER                 SHARES OF COMMON STOCK       PERCENT
------------------------                 ----------------------       -------

G. John Krediet                                735,726(2)              51.1%

Clairvest Group Inc.
Toronto, Ontario                               436,650(3)              30.6%

Stephen L. Larson                              128,969(4)               9.0%

Stewart E. Allen                               113,558(5)               7.4%

Lucy M. Stitzer                                 97,000(6)               6.8%

Michael Bregman                                  --(7)                   --

Kenneth B. Rotman                                --(8)                   --

K. Dillon Schickli                              26,000 (9)              1.8%

C. Sean Day                                     11,280 (10)               *

All Directors and Executive Officers           983,564                 62.7%
as a  Group (7 persons)

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

(2) Includes 8,250 and 11,213 shares of Common Stock issuable upon exercise of options and warrants respectively held by Mr. Krediet. Does not include shares owned by Mr. Larson subject to a Voting Agreement (see note 4) with respect to which Mr. Krediet disclaims beneficial ownership.

(3)  Includes 6,730 shares of Common Stock issuable upon exercise of warrants.

(4) Includes 6,000 shares and 1,880 shares of Common Stock issuable upon exercise of options and warrants respectively. The shares are subject to a Voting Agreement between Mr. Larson and Mr. Krediet.

(5) Includes 106,296 shares of Common Stock issuable upon exercise of options and warrants.

(6)  Includes 1,495 shares of Common Stock issuable upon exercise of warrants.

(7) Excludes 436,650 shares and warrants held by Clairvest Group Inc., of which Mr. Bregman, a Director of Sparkling Spring, is the Vice Chairman and a Director, and with respect to which Mr. Bregman disclaims beneficial ownership.

(8) Excludes 436,650 shares and warrants for shares held by Clairvest Group Inc., of which Mr. Rotman, a Director of Sparkling Spring, is Co President and a Managing Director, and with respect to which Mr. Rotman disclaims beneficial ownership.

(9)  Includes 21,000 shares of Common Stock issuable upon exercise of options.

(10) Includes 1,143 shares of Common Stock issuable upon exercise of options and warrants.

ITEM 5.  NATURE OF TRADING MARKET

     As of the date of this Report, there is no principal non-United States or United States trading market for the Notes. As at December 31, 1999, approximately $88.1 million principal amount of the Notes were held by approximately 20 record holders in the United States and were trading at an approximate aggregate value of $71.8 million.

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

     This summary is based on the current provisions of the Canadian Tax Act and the regulations thereunder (the "Regulations") in force on the date hereof, the Company's understanding of the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency ("CCRA"), and all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date of this Report (the "Proposed Amendments"). This summary is not exhaustive of all possible Canadian federal tax consequences and, except for the Proposed Amendments, does not take into account or anticipate changes in the law or the administrative or assessing practices of the CCRA, whether by judicial, governmental or legislative action or interpretation, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

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

ITEM 8.  SELECTED FINANCIAL DATA

     The following selected historical consolidated financial data of the Company for the five years ended December 31, 1999 has been derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent public accountants. The information set forth below should be read in conjunction with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company including the notes thereto, included in
Item 18 of this Report.

(DOLLARS IN THOUSANDS)

                                                                             YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------------------
                                                         1995         1996          1997           1998 (3)        1999
                                                         ----         ----          ----           ----            ----
INCOME STATEMENT DATA:
    Revenue ................................          $ 15,349    $  27,326     $  42,074       $  56,410      $  63,918
    Cost of sales ..........................             2,863        4,676         7,992          10,658         11,585
    Selling, delivery and administrative
       expenses.............................             9,041       15,756        22,869          34,040         35,196
    Depreciation and amortization ..........             1,465        3,842         5,692           8,880         10,319
    Interest expense........................             1,294        2,481         5,018           9,714         11,661
    Net income (loss) before extraordinary
      items and cumulative effect
      of a change in depreciation policy....               411          166        (4,524)         (8,711)        (4,473)
    Net income (loss).......................                19         (307)       (5,358)         (8,711)        (1,769)

OTHER DATA:
    EBITDA (1)..............................          $  3,445    $   6,894     $  11,213       $  11,712      $  17,137
    EBITDA margin ..........................              22.4%        25.2%         26.7%           20.8%          26.8%
    Ratio of EBITDA to interest expense ....              2.66         2.78          2.23            1.21           1.47
    Cash provided by (used in)
       operating activities.................             1,491        3,216          (495)          1,979          5,273
    Cash used in investing activities.......             4,219       24,168        33,898          24,618         11,156
    Cash provided by (used in)
       financing activities.................             3,551       22,669        60,005           5,178         (3,381)
    Net capital expenditures ...............             2,287        6,736         6,038           8,094          9,372
    Water cooler customer location base.....            30,344       68,614       115,037         149,000        160,300

BALANCE SHEET DATA:
   Cash and cash equivalents ...............          $    860    $   2,231     $  27,507       $   9,728      $     567
   Total assets ............................            18,521       44,409       106,998         107,863        103,061
   Long-term debt (2) ......................            11,309       30,474       104,799         112,316        107,303
   Common shareholder's equity (deficiency).             2,207        6,772        (8,960)        (19,560)       (19,839)


----------

(1) "EBITDA" means operating profit plus depreciation, amortization and integration and related expenses. For 1999, EBITDA reported in the Table is prior to deduction of integration and related expenses of $93,427 (1998 - $1.8 million). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or to incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flow from operations as a measure of liquidity in accordance with generally accepted accounting principles.

(2) Includes amounts due under capital lease obligations, other debt, Senior Bank Debt (including current maturities) and the Notes.

(3) Revenue, net income (loss) before extraordinary items and cumulative effect of a change in depreciation policy, net income (loss), EBITDA and cash provided by (used in) operating activities have been reduced by $637,000 compared to the balances reported in 1998 to adjust for a misclassification in the 1998 financial statements between water revenue and the cumulative translation adjustment account balances. Total shareholder's equity as of December 31, 1998 and comprehensive loss for the year then ended did not change as a result of this reclassification - See Note 24 to the Notes to Consolidated Financial Statements of Sparkling Spring Water Group Limited included in
     Item 18 of this Report.

     The above financial information includes the results of operations of the following companies from their dates of acquisition as follows: Crystal Springs
Limited: April 14, 1993; Water Cooler Division of Buxton Mineral Water Company
Limited: June 8, 1994; Aquaporte (UK) Ltd.: April 26, 1995; Canadian Springs Water Company Limited: January 18, 1996; Water Jug Enterprises Limited: May 19, 1996; D&D and Company, Inc.: January 2, 1997; Withey's Water Softening & Purification Limited: January 28, 1997; High Valley Water Limited: January 30, 1997; Marlborough Employment Limited: February 5, 1997; Soja Enterprises, Inc.:
June 4, 1997; Crystal Springs Bottled Water Co., Inc.: June 23, 1997; Cullyspring Water Co., Inc.: October 23, 1997; Crystal Springs Drinking Water
Inc.: December 17, 1997; Coastal Mountain Water Corp: February 24, 1998; Krystal Fountain Water Co. Limited: May 16, 1998, the Springfield Water Division of Brio Beverages, Inc.: August 31, 1998 and the Misty Mountain Water Division of Baxter Foods Limited: November 27, 1999.

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


                                               YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                         1995    1996    1997    1998   1999
                                         ----    ----    ----    ----   ----
CANADIAN DOLLAR
High for the year..................     0.753   0.753   0.749   0.710  0.693
Low for the year...................     0.710   0.721   0.695   0.634  0.654
End of year........................     0.733   0.730   0.700   0.650  0.693
Average for the year...............     0.728   0.733   0.722   0.674  0.673

BRITISH POUND STERLING
High for the year..................     1.641   1.711   1.712   1.722  1.677
Low for the year...................     1.527   1.497   1.580   1.611  1.552
End of year........................     1.552   1.705   1.642   1.663  1.615
Average for the year...............     1.578   1.560   1.638   1.657  1.617

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

     In 1999, the Company generated approximately 23% of its total revenue from the rental of water coolers. The Company typically charges its customers a monthly, quarterly or annual water cooler rental charge. Total rental revenue is a function of the size of the Company's water cooler base and the monthly cooler rental charge. From December 31, 1994 to December 31, 1999, the Company's customer location base increased over 570% from 23,800 to 160,300. The Company's average monthly cooler rental charge remained relatively stable during this period.

     Revenue from the sale of bottled water to commercial and residential markets, which accounted for approximately 65% of the Company's total revenue in 1999, is driven by a number of factors, including the water cooler base, consumption of bottled water per customer and the price charged per bottle of water. Approximately 91% of the water sales were in 5-gallon, 6-gallon or 3-gallon returnable containers made for dispensing through water coolers and the remaining 9% (or 6% of total revenues) of the sale of bottled water was from the sale of water in smaller retail packages primarily to wholesalers and retailers.

     The remaining 12% of the Company's total revenue in 1999 was generated from related activities, including the sale of paper cups, cooler sanitation services, coffee, water filtration devices and water through vending machines. The Company plans to continue these ancillary activities to maximize the profitability of its established distribution system.

     Since 1994, the Company has substantially improved its sales and EBITDA by increasing its base of water coolers through internal growth and acquisitions. The Company's operations are characterized by relatively high fixed costs due to the significant investment required to establish a bottling and distribution infrastructure. As the Company grows its revenue base by acquiring and consolidating new routes within its existing route structure, operating costs should decline as a percentage of revenue. This operating leverage is driven by the following factors: (i) improved route efficiency; (ii) consolidation of production and distribution facilities; (iii) realization of savings from greater purchasing volume; (iv) elimination of duplicative administrative costs;
(v) improved management control through centralized accounting and reporting systems; and (vi) enhanced marketing efficiency. As a result, positive changes in revenue tend to have a larger corresponding impact on EBITDA and operating income. The continued consolidation of production and distribution capabilities is a key component of the Company's business strategy both within its current markets and in any new markets it may enter. Consequently, the Company expects operating expenses to grow at a rate less than that of anticipated revenue growth.

     For certain financial information relating to each of the geographic regions in which the Company operates, see Note 23 to the Notes to Consolidated

Financial Statements of Sparkling Spring Water Group Limited included in Item 18 of this Report.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statement of operations and other data of the Company. The table and the analyses below comparing results for the year ended December 31, 1999 to the year ended December 31, 1998 and results for the year ended December 31, 1998 to the year ended December 31, 1997, have been adjusted to reflect a reclassification in the 1998 financial statements of $637,000 between revenue and the cumulative translation adjustment account balances - See Note 24 to the Notes to Consolidated Financial Statements of Sparkling Spring Water Group Limited included in Item 18 of this Report.



                                                                       YEAR ENDED DECEMBER 31
                                                                       ----------------------
                                                                1997           1998            1999
                                                                ----           ----            ----
Revenue                                                         100%           100%            100%

Cost of sales                                                   19.0           18.9            18.1

Selling, delivery and administrative
expenses (excludes acquisition charges)                         54.3           60.3            55.1

EBITDA                                                          26.7           20.8            26.8

Depreciation and amortization                                   13.5           15.7            16.1

Interest expense                                                11.9           17.2            18.2

Net income (loss) before
  extraordinary items                                          (10.8)         (15.4)           (7.0)

Net income (loss)                                              (12.7)         (15.4)           (2.8)



YEAR ENDED DECEMBER 31, 1999 TO YEAR ENDED DECEMBER 31, 1998

     REVENUE. Revenue increased $7.5 million, or 13.3%, to $63.9 million in 1999 compared to $56.4 million in 1998. Of this increase, approximately $0.2 million or 0.3% resulted from the inclusion of revenue from the acquisition of Misty Mountain acquired in November 1999 and $2.2 million or 3.9% from inclusion of full year results for the Springfield, Krystal and Coastal Mountain businesses acquired during 1998. The decline in the pound sterling and a slight decline in the Canadian dollar reduced revenues by $0.7 million or 1.2%. The remaining $5.8 million increase, or 10.3%, was due to growth in the Company's Home and Office business in its existing territories.

     COST OF SALES. Cost of sales increased $0.9 million, or 8.7%, to $11.6 million in 1999 compared to $10.7 million in 1998. Cost of sales as a percentage of revenue decreased to 18.1% in 1999 from 18.9% in 1998 primarily driven by the increased percentage in the Company's higher margin 5-gallon direct Home and Office delivery business.

     SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES. Selling, delivery and administrative expenses increased $1.2 million, or 3.4%, to $35.2 million in 1999 compared to $34.0 million in 1998. Selling, delivery and administrative operating costs as a percentage of revenue decreased 5.2% to 55.1% in 1999 from 60.3% in 1998. This decrease is attributable to reduced charges for bad debts and also the spreading of incremental sales volume over relatively fixed selling, delivery and administrative expenses.

     EBITDA. For the reasons stated above, EBITDA in 1999 increased by $5.4 million, or 46.3%, to $17.1 million from $11.7 million in 1998. As a percentage of revenue, EBITDA increased to 26.8% in 1999 from 20.8% in 1998 as the Company was able to grow its revenue faster than its cost of sales and selling, general and administrative expenses.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $1.4 million or 16.2% to $10.3 million in 1999 from $8.9 million in 1998. This increase was due to significant increases in the fixed assets and goodwill as a result of both the acquisitions consummated in 1998 and 1999 and also the Company's capital expenditure program. The Company changed its depreciation method from declining balance to straight line in 1999. Although this accounting change contributed to a slight decrease in 1999 depreciation expense, a gain of $1.7 million, net of income taxes, was recorded in 1999 representing the cumulative effect of this accounting change on prior years through December 31, 1998.

     INTEREST EXPENSE. Interest expense increased $2.0 million, or 20.0%, to $11.7 million in 1999 from $9.7 million in 1998. Of this increase, $1.4 million related to reduced benefits in 1999 from the Company's foreign currency swap. In 1998 the company recorded a $3.4 million gain on the close-out of its Canadian dollar swap and a $0.9 million expense on the mark to market of its Pound Sterling swap. In 1999, the Company recorded a $1.1 million reduction in interest expense related to the mark to market adjustment on the Company's
Pound Sterling swap. The Company's cash interest expense increased $0.4 million in 1999 due to higher borrowings for its acquisitions and capital expenditures offset partially by a lower blended interest rate due to the repurchase of $11.9 million of the Company's higher interest rate Senior Subordinated Notes.

     NET LOSS. Net loss decreased $6.9 million or 79.7% from $8.7 million in 1998 to $1.8 million in 1999 due principally to the Company's improved operating performance, an extraordinary gain of $1.0 million on the repurchase of outstanding Senior Subordinated Notes and a $1.7 million gain related to the cumulative effect to December 31, 1998 of the Company's change in depreciation method.

YEAR ENDED DECEMBER 31, 1998 TO YEAR ENDED DECEMBER 31, 1997

     REVENUE. Revenue increased $14.3 million, or 34.1%, to $56.4 million in 1998 compared to $42.1 million in 1997. Of this increase, approximately $3.9 million or 9.3% resulted from the inclusion of revenue from the following acquisitions completed in 1998: (i) Coastal Mountain Water Corp., acquired in February 1998, contributed $1.5 million in revenue and 6,600 water cooler customers (ii) Krystal Fountain Water Co. Limited, acquired in May 1998, contributed $1.8 million in revenue and 5,260 water cooler customers and (iii) the Springfield Water Division of Brio Beverages, Inc. contributed $0.6 million in revenue and 9,330 water cooler customers. Acquisitions completed in 1997 but for which a full year of revenue was recognized in 1998 accounted for approximately $7.7 million or 18.3% of the increase. The decline in the Canadian dollar was offset slightly by an increase in the Pound Sterling, reducing revenues by $1.3 million or 3.1%. The remaining $4.0 million, or 9.6%, was due to additional water coolers installed in the Company's existing territories.

     COST OF SALES. Cost of sales increased $2.7 million, or 33.3%, to $10.7 million in 1998 compared to $8.0 million in 1997 largely as a result of acquisitions completed in 1997 and 1998. Cost of sales as a percentage of revenue decreased to 18.9% in 1998 from 19.0% in 1997 based on the elimination of duplicate expenses in connection with the Company's acquisitions and economies of scale realized from an increase in volume, growth in higher margin home and office water and cooler rental revenues and a decrease in the Company's revenues from lower margin products.

     SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES. Selling, delivery and administrative expenses increased $11.1 million, or 48.8%, to $34.0 million in 1998 compared to $22.9 million in 1997 as a result of acquisitions completed in 1997 and 1998. Operating costs as a percentage of revenue increased 6.0% to 60.3% in 1998 from 54.3% in 1997. Approximately 3.2% or 53% of this increase is attributable to $1.8 million of charges arising from increased accounts receivable and inventory reserves. The remaining increase is primarily due to increased corporate overhead and staffing costs associated with the increased growth in the Company's operations.

     EBITDA. For the reasons stated above, EBITDA in 1998 increased by $0.5 million, or 4.5%, to $11.7 million from $11.2 million in 1997. As a percentage of revenue, EBITDA decreased to 20.8% in 1998 from 26.7% in 1997, primarily due to increased accounts receivable and inventory reserves as discussed above.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $3.2 million or 56.0% to $8.9 million in 1998 from $5.7 million in 1997. This increase was due to significant increases in the fixed assets and goodwill as a result of acquisitions consummated in 1997 and 1998 and the standard levels of capital expenditures for ongoing operations.

     INTEREST EXPENSE. Interest expense increased $4.7 million, or 93.6%, to $9.7 million in 1998 from $5.0 million in 1997. This increase was due principally to the Company's Subordinated Notes Payable being outstanding for a full year in 1998 versus only two months in 1997. Interest expense in 1998 was reduced by $3.4 million related to the cash proceeds received upon termination of the Company's Canadian dollar swap. Interest expense was increased by a non cash charge of $0.9 million related to the mark to market adjustment on the Company's Pound Sterling swap.

     NET LOSS. The net loss increased $3.3 million or 62.6% from $5.4 million in 1997 to $8.7 million in 1998 due principally to increased expenses as noted above which were only partially offset by expenses incurred in 1997 of $4.6 million related to redemption of common stock options and an extraordinary loss of $0.8 million related to the restructuring of the Company's long term financing agreement.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations, and borrowings under an existing credit facility.

     Net cash provided by operating activities was $5.3 million for the year ended December 31, 1999 and $2.0 million for the year ended December 31, 1998. Net cash used in investment activities was $11.2 million for the year ended December 31, 1999 and $24.6 million for the year ended December 31, 1998. The 1999 amount includes $1.4 million related to the acquisition of Misty Mountain and $0.4 million from adjustment of acquisition costs for companies acquired prior to 1999. The 1998 amount includes $16.5 million related to the completion of three acquisitions. Capital expenditures include expenditures related to the addition of bottling lines at existing facilities, construction of new bottling facilities, and the purchase of water bottles, water coolers and delivery trucks. The Company made net capital expenditures of $9.4 million in the year ended December 31, 1999 and $8.1 million in 1998. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $8.0 million in 2000. This estimate excludes approximately $4.0 million that may be spent on a new plant in Scotland that is currently under evaluation.

     The Company believes that existing cash balances together with cash generated from operations and available borrowings under its existing credit facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 2000 as well as some acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that additional capital will be available to the Company on terms and conditions acceptable to the Company.

THE NOTES

     Pursuant to a Purchase Agreement dated November 14, 1997, Sparkling Spring sold unregistered 11.5% Senior Subordinated Notes due 2007 (the "Private Notes") in an aggregate principal amount of $100 million to BT Alex. Brown Incorporated and NatWest Capital Markets Limited (the "Initial Purchasers") in a transaction not registered under the Securities Act in reliance upon the private offering exemption under Section 4(2) of the Securities Act. Pursuant to a Prospectus dated April 1, 1998, under a Registration Statement declared effective on that date under the Securities Act, Sparkling Spring commenced an offer (the "Exchange Offer") to exchange $1,000 principal amount of its registered 11.5% senior subordinated notes due 2007 (the "Exchange Notes") for each $1,000 principal amount of the Private Notes. The form and terms of the Exchange Notes are identical in all material respects to those of the Private Notes, except for certain transfer restrictions and registration rights relating to the Private Notes and except for certain interest provisions relating to such registration rights. The Exchange Notes also have the same redemption terms as the Private Notes. The Exchange Notes evidence the same indebtedness as the Private Notes and were issued pursuant to, and entitled to the benefits of, an Indenture, dated as of November 19, 1997 governing the Private Notes and the Exchange Notes (the "Indenture"). As of December 31, 1999 the principal amount of outstanding Notes was $88.1 million.

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

     Under the Indenture, Sparkling Spring has the ability to incur additional indebtedness and in May 1998, the Company entered into a Senior Credit Agreement (the "Senior Credit Facility") with Toronto-Dominion Bank, Toronto-Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch (collectively "Toronto Dominion") which was subsequently revised and now provides a secured senior credit facility of approximately $30 million. See - Senior Credit Facility.

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

     As at December 31, 1999, the Company was in compliance with all of the financial covenants under the Senior Credit Facility. The Senior Credit Facility provides the Company with operating flexibility and is structured as a multi-currency facility. The Senior Credit Facility provides for a $15 million operating line which is renewable annually by April 30th, a $5 million five year acquisition facility and a $10 million term facility that was used to repurchase $11.9 million of principal amount of Senior Subordinated Notes in 1999. The Company's payment obligation under the Senior Credit Facility is secured by a first priority security interest in substantially all of the assets of the Company. Obligations under the Senior Credit Facility rank senior to the payment of the Notes. Subsequent to year end, the Company received approval from Toronto Dominion to extend the maturity of its operating line to April 30, 2001.

     Amounts outstanding under the Senior Credit Facility bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of December 31, 1999, the Company had approximately $4.5 million in direct borrowings and $2.2 million in letters of credit outstanding under the $15 million operating line, $1.2 million outstanding under the acquisition facility and $10.2 million outstanding under the $10.0 million Term Facility used for the Note repurchases. The outstanding amount under the Term Facility exceeded the Facility limit due to the increase in value of the Canadian dollar at year-end. Subsequent to year-end, the Company paid down the Term Facility to $10 million using funds available from its operating line.

     The Senior Credit Facility contains covenants, customary for transactions of this type, including, without limitation, (i) restrictions on the incurrence of indebtedness, leases, liens and contingent obligations, other than indebtedness represented by the Notes, indebtedness under the Senior Credit Facility and liens incurred in the normal course of business, (ii) restrictions on mergers, acquisitions, sales of assets, investments and transactions with affiliates, (iii) restrictions on dividends and other payments with respect to shares of the Company's capital stock and (iv) restrictions on capital expenditures. Additionally, the Senior Credit Facility contains, among others, the following financial covenants and coverage tests in 2000: (i) the ratio of senior debt (consisting of amounts outstanding under the Facility, vendor debt, capital leases and permitted encumbrances) to Adjusted EBITDA (on a rolling four quarter basis) shall not exceed 3.0:1.0; (ii) Adjusted EBITDA (on a rolling four quarter basis) shall not be less than 150% of total interest expense less amortization of non-cash interest amounts (iii) Adjusted EBITDA (on a rolling four quarter basis) less capital expenditures less income taxes paid shall not be less than 120% of the amount of interest due under the Senior Facility plus payments of principal under the Senior Credit Facility and permitted encumbrances and (iv) the ratio of total debt (consisting of senior debt and the Subordinated Notes Payable) to Adjusted EBITDA (on a rolling four quarter basis) shall not exceed 6.5:1.0.

     The Company believes its existing cash, cash from operations and cash under the Senior Credit Facility will be sufficient to cover the Company's future cash requirements for the next twelve months.

YEAR 2000

     Sparkling Spring took action in 1999 to address issues related to potential Year 2000 problems. The work was completed prior to year-end 1999 and the Company did not experience any material problems when it entered the new millennium.

IMPACT OF INFLATION

     The Company does not believe that inflation has had a material impact on its revenue or results of operations.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes", "forecasts", "intends", "possible", "expects", "estimates", "anticipates", or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls); (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; and (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

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

     The value of these swaps is marked-to-market. At December 31, 1999 the Pound Sterling swap had a value of $318,000 in favor of the Company of which $1,072,000 has been recorded as an decrease in interest expense during 1999 and $82,000 has been recorded as a decrease in the cumulative translation adjustment account included in the shareholder's equity section of the Company's balance sheet. The Canadian dollar swap was terminated in October 1998 realizing cash proceeds of $3.4 million which was recorded as a reduction in 1998 interest expense. The Company occasionally enters into short term foreign currency forward transactions to hedge known payments denominated in one of its other currencies or future cash flows from the Company's operations.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

     The following table sets forth certain information as of March 15, 2000 with respect to each of the directors, executive officers and key management personnel of Sparkling Spring.



NAME                                     AGE              POSITION WITH SPARKLING SPRING
----                                     ---              ------------------------------
G. John Krediet                          49               Chairman of the Board of Directors
                                                          and Chief Executive Officer

Stewart E. Allen                         40               President and Director

Kent Dillon Schickli                     46               Chief Financial Officer and Director

Michael Bregman                          45               Director

C. Sean Day                              50               Director

Kenneth B. Rotman                        33               Director

Lucy M. Stitzer                          39               Director

     G. JOHN KREDIET has been Chairman of the Board of Directors and Chief Executive Officer of Sparkling Spring since January 1991. From 1988 until 1992 he served as Chairman of the Board of MBL, the Pepsi-Cola franchisee and former parent company of SSWL. From September 1988 through November 1990 he also served as Chairman of the Board of Eastern Beverages Ltd., the Pepsi-Cola franchise for the territory in and around Ottawa, Ontario, Canada. Mr. Krediet initiated and managed the consolidation of the eastern Canadian Pepsi-Cola bottling business and arranged its sale to Pepsi-Cola Corporation in 1992. Mr. Krediet founded CFCC in 1987 and obtained direct control of SSWL in 1992 to use it as an acquisition vehicle for consolidating the bottled water industry. Mr. Krediet is a citizen of the Netherlands and received his graduate degree in economics from Erasmus University in Rotterdam.

     STEWART E. ALLEN has been President and Chief Operating Officer of Sparkling Spring since 1992. Mr. Allen has been responsible for overseeing the daily operations of the Company, integrating acquired companies and corporate strategic planning. Mr. Allen is Past President of the Canadian Bottled Water Association, a member of the Board of Directors of the International Bottled Water Association and Chairman of the International Bottled Water Association's International Council. Mr. Allen has over 20 years of experience in the beverage industry. He served as Vice President of Sales and Marketing for MBL from 1988 to 1992. Prior to joining MBL, Mr. Allen spent fifteen years with Crush Canada and Pepsi-Cola Canada.

     KENT DILLON SCHICKLI joined the Company as Chief Financial Officer of Sparkling Spring in April 1998 and joined the Board of Directors in March 2000. Mr. Schickli also serves as President of CFCC, a position he previously held from 1987 to 1992. Mr. Schickli has over 15 years of beverage industry experience including serving as a member of the Board of Directors and of the Executive Committee of MBL from 1987 to 1992 and Chief Financial Officer of a large Pepsi-Cola franchise bottler from 1981 to 1986. From 1993 to 1995, Mr. Schickli was Chief Operating Officer and a member of the Board of Directors of Affinity Group, Inc., a leading database marketing and membership management company. In 1996 Mr. Schickli served as President and a member of the Board of Directors of Ivid Communications, Inc., a leading multimedia training company. From 1997 to April 1998, Mr. Schickli was Chief Executive Officer and co-owner of Affinity Development Group, Inc., a consulting firm. Mr. Schickli earned an MBA in Accounting from the University of Chicago, a BA from Carleton College and a CPA from the State of Illinois.

     MICHAEL BREGMAN has served as a member of the Board of Directors of Sparkling Spring since October 1997. Mr. Bregman is a principal at XDL Intervest Capital Corp., a venture capital fund specializing in e-commerce and internet investments. Mr. Bregman also is Vice Chairman of the Board of Directors of Clairvest Group, Inc., a Toronto-based, publicly traded merchant bank with a portfolio in excess of $100 million which invests in industries undergoing consolidation. He is the Chairman and a major shareholder of The Second Cup Ltd., a publicly traded company that is Canada's largest specialty coffee retailer. Mr. Bregman is also a member of the Board of Directors of Vincor International Inc. and Vitamins.com. Mr. Bregman received his MBA degree in 1977 from Harvard Business School and earned a BS in Economics from The Wharton School at the University of Pennsylvania.

     C. SEAN DAY has served as a member of the Board of Directors of Sparkling Spring since March 1997. Mr. Day currently serves as Chairman of TeeKay Shipping Corporation (NYSE: TK). From 1989 until 1999, Mr. Day served as President and Chief Executive Officer of Navios Corporation, a company engaged in the worldwide operation of ocean going bulkships. Mr. Day has a wide range of experience in the shipping, finance and industrial sectors. Prior to joining Navios Corporation, Mr. Day's prior experience included positions with Citicorp Venture Capital Ltd. in New York, Fednav Ltd. in Montreal and Jardine, Matheson & Co., Ltd. in Hong Kong and Taiwan. Mr. Day is also a member of the Board of Directors of Kirby Corporation (NYSE: KEX), Oceanic Bank and Trust Limited, The Compass Group and Transmarine Navigation Corp. Mr. Day is a graduate of University of Cape Town and Oxford University.

     KENNETH B. ROTMAN has served as a member of the Board of Directors of Sparkling Spring since January 1996. Mr. Rotman is Co President and a Managing Director of Clairvest, a Toronto-based, publicly traded merchant bank with a portfolio in excess of $100 million which invests in industries undergoing consolidation. Mr. Rotman's role with Clairvest includes the sourcing and execution of transactions and working closely with the management of companies in which Clairvest has invested. Mr. Rotman also serves on the Board of Directors of NRI Industries and Signature Security Group Inc. Prior to joining Clairvest in October 1993, Mr. Rotman worked in the Venture Banking Division of E.M. Warburg, Pincus & Co. in New York. Mr. Rotman received a BA in Economics from Tufts University, a M.Sc. from the London School of Economics, and an MBA from New York University.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

DIRECTORS AND EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation of each executive officer of Sparkling Spring who earned in excess of $100,000 in annual salary and bonus during Sparkling Spring's year ended December 31, 1999. The Summary Compensation Table reflects all compensation paid by Sparkling Spring to its executive officers. Directors of Sparkling Spring receive no compensation for their services as Directors. Messrs. Rotman and Day are members of the Audit Committee and are paid $1,000 for each Audit Committee meeting attended. Messrs. Krediet and Schickli are compensated for their services as executive officers of Sparkling Spring directly by CFCC. See Item 13 - Interest of Management in Certain Transactions - Management Agreement. Sparkling Spring provides a defined contribution pension plan for all of its employees, including its executive officers but no other pension, retirement or similar benefits to its executive officers or Directors.

SUMMARY COMPENSATION TABLE


                                                                                              LONG-TERM
                                                                                            COMPENSATION
                                                                                               AWARDS
                                                                                            ------------
       NAME AND                     ANNUAL COMPENSATION                                      SECURITIES
       PRINCIPAL              -------------------------------           OTHER ANNUAL         UNDERLYING          ALL OTHER
       POSITION             YEAR         SALARY            BONUS        COMPENSATION        OPTIONS/SARS       COMPENSATION
       --------             ----         ------            -----        ------------        ------------       ------------
Stewart E. Allen,
President                   1999        $270,000        $117,500          $50,800 (1)             --            $61,600 (2)
                            1998        $186,000              --          $17,200 (1)             --            $23,200 (2)
                            1997        $141,744        $ 36,117          $18,600 (1)             --            $18,000 (2)


(1) Includes a housing allowance of $29,100, $16,200 and $17,300 in 1999, 1998 and 1997 respectively and a car allowance of $20,700 in 1999.

(2) Consists of contributions of $27,000, $22,300 and $17,100 to a defined contribution pension plan and annual premiums of $900 in connection with a group life insurance policy for Mr. Allen. The 1999 year also includes a relocation allowance of $33,700.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     No options to purchase the Notes are outstanding. As of December 31, 1999, 47,787 options and 51,100 warrants to purchase shares of common stock of Sparkling Spring were outstanding, and all were held by Holdings. See Item 4 - Control of Registrant - Security Ownership of Certain Beneficial Owners and Management, and Item 13 - Interest of Management in Certain Transactions - Share Reorganization.

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

     The Management Agreement provides that CFCC shall receive annual compensation for its services in the form of a base fee of $750,000 for the fiscal year ended December 31, 1999. An annual bonus calculated as a percentage of the base fee is due to CFCC each year in the event that the Company achieves certain targeted levels of per share earnings before depreciation, amortization and income taxes. In the event such targets are not met, lesser amounts may be paid. During 1999 the

Company expensed management fees of $950,000 (1998 - $750,000; 1997 - $951,500)
to CFCC.

     The Company has also agreed to pay CFCC a fee in respect of its investment banking advisory services rendered in connection with successful acquisitions. During 1999 the Company paid CFCC $27,200 (1998 - $213,500; 1997 - $518,700) for investment banking advisory services.

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

SHAREHOLDER AGREEMENT

     Sparkling Spring, Clairvest Group, Inc. ("Clairvest"), a holder of 30.6% of the outstanding Common Stock of Holdings, G. John Krediet, Stephen L. Larson, Lucy Stitzer, Stewart E. Allen, Dillon Schickli and certain other shareholders of Holdings are parties to a shareholder agreement, dated as of October 27, 1998 (the "Shareholder Agreement"), which provides, among other things, for preemptive rights in favor of the shareholders under certain circumstances if Holdings issues additional securities and for certain registration rights. The Shareholder Agreement also includes restrictions on the transfer of shares of the capital stock of Holdings, rights of first refusal, and rights of certain shareholders to require all other shareholders to join with them in the sale of their shares in the capital stock of Holdings. The Shareholder Agreement fixes the number of directors comprising Holdings' and the Company's Boards of Directors at seven, and provides that G. John Krediet shall be entitled to nominate four directors, Clairvest shall be entitled to nominate two directors and Lucy Stitzer and her affiliates shall be entitled to nominate one director. Certain actions by the Company require the approval of at least one of the Clairvest nominees (which approval shall not be unreasonably withheld). These actions include, among other things, any acquisition by Holdings or the Company in excess of Cdn $5.0 million, the making of certain capital expenditures, the issuance by Holdings or the Company of debt or equity securities, the disposition by Holdings or the Company of a material part of its business, any change in management compensation, the declaration of dividends by Holdings or the Company and the approval of Holdings' and the Company's annual budgets. In addition, under the Shareholder Agreement, if no liquid public market (as defined in the Shareholder Agreement) then exists, Clairvest may, any time after March 31, 2003, offer all of its shares of capital stock of Holdings for sale to Holdings. If Holdings does not then repurchase those shares, Clairvest may, under certain circumstances, require the other parties to the Shareholder Agreement to join with Clairvest in selling to a third party all of their shares of Common Stock of Holdings, which could cause a change of control.

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

SUBSIDIARY REORGANIZATION

     During 1999, the Company initiated the amalgamation of two Canadian operating subsidiaries, Canadian Springs and Sparkling Spring Water Limited, in order to maximize operating efficiencies and streamline accounting and reporting processes. Effective January 1, 2000, Canadian Springs and Sparkling into one company Sparkling Spring Water Limited (the "Amalgamated Company"). The Amalgamated Company possesses all the property rights and privileges and is subject to all the liabilities, contracts and debts of the Predecessor Companies.

     During 1998 the Company initiated the windup of two inactive subsidiaries in the United Kingdom - Aquaporte (UK) Limited and Marlborough Employment Limited. These companies were formally wound up in 1999.

OTHER TRANSACTIONS

     In connection with the purchase of shares of common stock of the Company, promissory notes of $122,000 and $108,000 were received from Stephen L. Larson and Stewart E. Allen respectively. The promissory notes bore interest at a rate of 7% and were scheduled to mature on January 31, 1998 with principal and interest due on that date. The promissory notes were canceled by the Company and replaced with promissory notes from Mr. Larson and Mr. Allen of $131,600 and $116,300 respectively which bore interest at a rate of 6% and were due to mature on January 31, 1999 with principal and interest due on that date. On January 31, 1999 Mr. Larson paid his note in full and Mr. Allen paid interest due of $6,978. The maturity of Mr. Allen's promissory note was extended to January 31, 2000, with interest accruing at 6%. On January 31, 2000, the promissory note issued by Mr. Allen was cancelled by the Company, Mr. Allen paid interest of $6,978 in cash, and the balance with a new promissory note in the amount of $116,300 which bears interest at a rate of 6% and will mature on January 31, 2001, with principal and interest due on that date. The common shares of the Company purchased by Mr. Allen were exchanged for shares of Holdings as part of the Reorganization, and these shares of Holdings are now pledged to secure payment of the promissory note.

     Effective April 3, 1998, Stephen L. Larson, resigned from his positions as Vice Chairman of the Board of Directors and Chief Financial Officer of Sparkling Spring and as an officer and director of each of its subsidiaries to pursue other business interests. At the time of his resignation, Mr. Larson surrendered 47,787 options to purchase shares of common stock of Sparkling Spring to Holdings for cash proceeds of $1,177,281 which was the amount determined by the Holdings Board of Directors to be the difference between the fair market value of the shares subject to the options and the exercise price of the options.


                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED (INTENTIONALLY OMITTED)

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     As at December 31, 1998, the Company was in violation of a financial covenant under the Senior Credit Facility. On May 5, 1999, the Company reached agreement with its lenders to amend the Senior Credit Facility. The Senior Credit Facility provides the Company with increased operating flexibility and restored the Company's compliance with all financial covenants.

     As of December 31, 1999, the Company is in compliance with all financial covenants under the Senior Credit Facility.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     There have been no modifications to the Exchange Notes or in the Guarantees securing the Exchange Notes. Certain guarantors of the Exchange Note were merged or amalgamated with certain other guarantors of the Exchange Notes during 1998. See Item 13 - Interest of Management in Certain Transactions - Subsidiary Reorganization.


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

          See Index to Financial Statements on page F-1 hereof.

          b)   Exhibits

          None

                      SPARKLING SPRING WATER GROUP LIMITED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                                 PAGE
                                                                                                                 ----

              Independent Auditors' Report                                                                        F-2

              Consolidated Balance Sheets as at December 31, 1999 and 1998                                        F-3

              Consolidated Statements of Operations for the years ended
              December 31, 1999, 1998 and 1997                                                                    F-4

              Consolidated Statements of Shareholder's Equity (Deficiency) for
              the years ended December 31, 1999, 1998 and 1997                                                    F-5

              Consolidated Statements of Cash Flows for the years ended
              December 31, 1999, 1998 and 1997                                                                    F-6

              Notes to Consolidated Financial Statements                                                          F-7


                                AUDITORS' REPORT


To the Shareholder of
Sparkling Spring Water Group Limited

     We have audited the consolidated balance sheets of Sparkling Spring Water Group Limited as at December 31, 1999 and 1998 and the consolidated statements of operations, shareholder's equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1999 in accordance with accounting principles generally accepted in the United States.



Halifax, Canada
March 3, 2000                                              Chartered Accountants

                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS


(in thousands of U.S. dollars)                                                                    AS AT DECEMBER 31
                                                                                             1998                  1999
                                                                                             ----                  ----

ASSETS [NOTES 12 AND 13]

Current
Cash and cash equivalents                                                                 $   9,728             $    567
Accounts receivable (net of allowance
  for doubtful accounts of $970;
  1998 - $1,915 [NOTE 5])                                                                    10,983               11,491
Inventories [NOTE 6]                                                                          1,385                1,482
Prepaid expenses                                                                              1,320                1,453
                                                                                          ---------            ---------
              Total current assets                                                           23,416               14,993
Deferred taxes [NOTE 18]                                                                        854                    -
Fixed assets [NOTE 7]                                                                        31,093               36,207
Goodwill and deferred charges [NOTE 8]                                                       51,127               50,227
Other assets [NOTE 9]                                                                         1,373                1,634
                                                                                          ---------            ---------
              Total assets                                                                $ 107,863             $103,061
                                                                                          =========            =========

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities                                                  $   9,108             $ 10,028
Income tax payable                                                                              130                  103
Customer deposits                                                                             5,033                5,466
Debt due within one year [NOTE 10]                                                            1,399                2,963
                                                                                          ---------            ---------
              Total current liabilities                                                      15,670               18,560
                                                                                          ---------             --------

Obligations under capital leases and
  other debt [NOTE 11]                                                                        3,252                2,267
Senior bank debt - term loan [NOTE 12]                                                        7,665               13,973
Subordinated notes payable [NOTE 13]                                                        100,000               88,100
Other liabilities [NOTE 13]                                                                     836                    -
                                                                                         ----------              -------
              Total long-term liabilities                                                   111,753              104,340
                                                                                         ----------              -------

Shareholder's equity (deficiency)
Capital Stock [NOTE 14]
Authorized
11,383,328 Class D Voting Common
  Shares, without nominal or par value
9,993,500 Class E Non-Voting
  Common Shares, without nominal or par value
10,000,000 Special Preferred
  Shares, par value Cdn $1.00, issuable in series
Issued and outstanding:
Class D Common Shares - 1,383,328                                                             5,769                6,241
Class E Common Shares - 5,860 (1998 - 5,860; 1997 - Nil)                                        164                  177
                                                                                          ---------              -------
                                                                                              5,933                6,418
Cumulative translation adjustment                                                            (2,543)              (1,538)
Deficit                                                                                     (22,950)             (24,719)
                                                                                          ---------              -------
              Total shareholder's equity (deficiency)                                      (19,560)              (19,839)
                                                                                          ---------              -------
              Total liabilities and
                shareholder's equity (deficiency)                                         $107,863              $103,061
                                                                                          ========              ========

Commitments [NOTES 11 AND 17]



                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS


(in thousands of U.S. dollars)                                                       YEAR ENDED DECEMBER 31
                                                                                     ----------------------
                                                                          1997                1998                 1999
                                                                          ----                ----                 ----
Revenue:
Water                                                                  $  25,507            $ 35,559            $ 41,220
Rental                                                                    10,346              13,715              14,960
Other                                                                      6,221               7,136               7,738
                                                                        --------             -------             -------
            Total revenue                                                 42,074              56,410              63,918
                                                                        --------             -------             -------
Cost of sales:
Water                                                                      5,294               7,544               8,682
Other                                                                      2,698               3,114               2,903
                                                                        --------             -------             -------
            Total cost of sales                                            7,992              10,658              11,585
                                                                        --------             -------             -------
Gross profit                                                              34,082              45,752              52,333
Expenses:
Selling, delivery and administrative
  [NOTES 19 AND 20]                                                       22,869              34,040              35,196
Integration and related expenses [NOTE 21]                                     -               1,829                  93
Depreciation and amortization                                              5,692               8,880              10,319
                                                                        --------            --------             -------
Operating profit                                                           5,521               1,003               6,725

Interest and related expenses [NOTE 22]                                    5,018               9,714              11,661
Redemption of common stock options [NOTE 14]                               4,588                   -                   -
                                                                        --------            --------             -------

Income (loss) before the following                                        (4,085)             (8,711)             (4,936)
Provision for income taxes [NOTE 18]                                         439                   -                (463)
                                                                        --------            --------             -------
Net loss before extraordinary items
and cumulative effect of a change in
accounting principle                                                      (4,524)             (8,711)             (4,473)

Extraordinary items [NOTE 15]                                               (834)                  -               1,004
Cumulative effect on prior years (to
December 31, 1998) of changing to a
different depreciation method [NOTE 3]                                         -                   -               1,700
                                                                         -------             -------             -------
Net loss                                                                  (5,358)             (8,711)             (1,769)

Other comprehensive income (loss):
  Foreign currency translation adjustment                                   (408)             (1,772)              1,005
                                                                         -------             -------             -------
Comprehensive loss                                                       $(5,766)           $(10,483)           $   (764)
                                                                         =======             =======            ========

Basic and diluted earnings (loss) per
share before extraordinary items and
cumulative effect of a change in
accounting principle                                                     $ (2.69)           $  (6.25)           $  (3.22)
Extraordinary items                                                        (0.49)                  -                0.72
Cumulative effect on prior years (to
December 31, 1998) of changing to a
different depreciation method                                                  -                   -                1.23
                                                                       ---------           ---------           ---------
Net income (loss)                                                       $  (3.18)           $  (6.25)           $  (1.27)
                                                                       =========           =========           =========



                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

           CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (DEFICIENCY)


(in thousands of U.S. dollars)                       FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                         -----------------------------------------------------------------------

                                                                               CUMULATIVE
                                                  COMMON STOCK                 TRANSLATION
                                              SHARES        AMOUNT             ADJUSTMENT                DEFICIT
                                              ------        ------             -----------               -------
Balance December 31, 1996                 1,720,746         $8,065               $ (363)              $   (931)
Comprehensive loss                                                                 (408)                (5,358)
Redemption of Class D
  common shares [NOTE 14]                  (344,918)        (1,718)                                     (7,940)
Class D shares issued for cash                7,500             32
Foreign currency translation                                  (340)
                                          ---------       --------            ---------               --------
Balance December 31, 1997                 1,383,328          6,039                 (771)               (14,229)
Comprehensive loss                                                               (1,772)                (8,711)
Class E shares issued for cash               12,360            304
Redemption of Class E
  shares [NOTE 14]                           (6,500)          (140)                                        (10)
Reclassification of subscriptions
  receivable to other assets [NOTE 19]            -            230
Foreign currency translation                                  (500)                                          _
                                          ---------       --------           ----------               --------
Balance December 31, 1998                 1,389,188          5,933               (2,543)               (22,950)
Comprehensive income (loss)                                                       1,005                 (1,769)
Foreign currency translation                                   485
                                          ---------         ------           ----------               ---------
Balance December 31, 1999                 1,389,188         $6,418              $(1,538)              $(24,719)
                                          =========         ======              =======               ========


                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(in thousands of U.S. dollars)                                                        YEAR ENDED DECEMBER 31,
                                                                            1997               1998                 1999
                                                                            ----               ----                 ----
OPERATING ACTIVITIES
Net loss                                                                 $ (5,358)          $ (8,711)           $ (1,769)
Items not requiring cash
   Depreciation and amortization                                            5,692              8,880              10,319
   Deferred taxes                                                            (843)               525                (599)
   Amortization of deferred financing costs                                    55                503                 623
   Cumulative effect of change in
     depreciation policy [NOTE 3]                                               -                  -              (1,700)
   Extraordinary item                                                           -                  -              (1,004)
   Cross currency swap [NOTE 13]                                             (115)               891              (1,072)
                                                                          -------             ------              -------
                                                                             (569)             2,088               4,798
Net change in non-cash working capital
  balances [NOTE 16]                                                           74               (109)                475
                                                                          -------             ------              ------
Cash provided by (used in)
  operating activities                                                       (495)             1,979               5,273
                                                                          -------             ------              ------

INVESTING ACTIVITIES
Purchase of fixed assets                                                   (6,769)            (8,599)             (9,560)
Sale of fixed assets, net                                                     731                505                 188
Acquisitions [NOTE 4]                                                     (27,860)           (16,524)             (1,784)
                                                                          -------            -------             -------
Cash used in investing activities                                         (33,898)           (24,618)            (11,156)
                                                                          -------            -------             -------

FINANCING ACTIVITIES
Increase in long-term debt                                                 30,594              8,551               8,486
Repayment of long-term debt                                               (57,053)            (1,618)             (1,703)
Issuance of common shares                                                      32                304                   -
Redemption of common shares                                                (9,658)              (150)                  -
Issuance of subordinated notes payable                                    100,000                  -                   -
Redemption of subordinated notes payable                                        -                  -              (9,963)
Increase in deferred charges                                               (3,910)              (766)               (258)
Decrease in other assets                                                        -                  -                 122
Increase in due from parent company                                             -             (1,143)                (65)
                                                                         --------             ------             -------
Cash provided by financing activities                                      60,005              5,178              (3,381)
                                                                         --------             ------             -------

Effect of foreign currency translation
  on cash                                                                    (336)              (318)                103
                                                                          -------            -------              ------
Increase (decrease) in cash and
  cash equivalents during the year                                         25,276            (17,779)             (9,161)
Cash and cash equivalents, beginning
  of year                                                                   2,231             27,507               9,728
                                                                         --------            -------              ------
Cash and cash equivalents, end of year                                   $ 27,507           $  9,728             $   567
                                                                         ========            =======              ======

SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                                            $  3,597           $ 12,259             $12,392
                                                                         ========           ========              ======

Income taxes paid                                                        $    227          $     323             $   181
                                                                          =======           ========            ========



                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

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

BASIS OF CONSOLIDATION

     These consolidated financial statements include the accounts of Sparkling Spring and its wholly-owned subsidiaries, principally Sparkling Spring Water Limited, Nature Springs Water Company Limited, Canadian Springs Water Company Limited , Spring Water Inc. and the subsidiaries referred to in note 4 (collectively referred to as the "Company").

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

     Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to U.S. dollars at the following rates:

                                    1997                 1998               1999
                                    ----                 ----               ----

Canadian Dollars                  $0.700               $0.650             $0.693
U.K. Pounds Sterling              $1.642               $1.663             $1.615

CASH EQUIVALENTS

     The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

     Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

FIXED ASSETS

     Fixed assets are recorded at cost less related government grants and investment tax credits. Depreciation is calculated on a straight-line basis (note 3) over the estimated useful lives of the assets as follows:

Well, buildings and roadways                 40 years
Coolers                                      10 years
Machinery and equipment                      10 years
Computer equipment and software               3 years
Furniture and fixtures                       10 years
Motor vehicles                             5-10 years
Returnable bottles                          3-4 years

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

FINANCIAL INSTRUMENTS

     The Company's primary financial instruments consist of cash and cash equivalents, accounts receivable, current liabilities and long-term debt. The difference between the carrying values and the fair market values of the Company's primary financial instruments are not material due to the short-term maturities and or the credit terms of those instruments, except as disclosed in note 13.

     The Company has at any one time a significant number of commitments to extend credit. Accounts receivable are owed from a large number of customers on normal credit terms and therefore there is minimal customer concentration.

CROSS CURRENCY SWAPS

     The Company enters into cross currency swaps to hedge net assets and expected future cash flows of operations denominated in currencies other than the U.S. dollar. To the extent cross currency swaps hedge net assets in currencies other than the U.S. dollar, unrealized gains or losses arising from changes in forward foreign exchange rates are recorded as an adjustment to the cumulative translation adjustment account with a corresponding entry to other assets or liabilities, as appropriate.

     To the extent cross currency swaps are entered into to hedge future expected cash flows of subsidiaries operating outside of the U.S., unrealized gains or losses resulting from changes in forward foreign exchange rates are recognized in income as a decrease or increase in interest expense and offset with a corresponding entry to assets or liabilities, as appropriate. The initial premium or discount associated with cross currency swaps of this nature is recorded as an other asset or liability, as appropriate, and amortized to income over the life of the swap. To the extent that cross currency swaps are terminated prior to maturity, gains or losses realized upon termination are recognized in income.

EARNINGS PER SHARE

     Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the period adjusted for the effect of the exercise of all outstanding options and warrants in accordance with SFAS 128 applied retroactively. The weighted average shares calculated under this method for basic and diluted earnings per share are 1,389,188 (1998 - 1,392,688, 1997 - 1,685,131).

LEASES

     Leases are classified as capital or operating leases. Capital leases are recorded as assets when the substantial benefits and risks of ownership have been transferred to the Company. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest.

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

INCOME TAXES

     The Company records income taxes in accordance with SFAS 109, `Accounting for Income Taxes'. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The Company and its subsidiaries file separate federal, state, and foreign income tax returns, and accordingly provide for such income taxes on a separate company basis.

NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, `Accounting for Derivative Instruments and Hedging Activities'. The new statement requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting rules for hedging instruments. The statement is effective for years beginning after June 15, 2000. The impact of this statement on the consolidated financial statements has not yet been determined.

3.  CHANGE IN DEPRECIATION METHOD

     Depreciation of fixed assets has been computed using the straight line method in 1999. Depreciation of fixed assets in prior years was computed using the declining balance method. The new method of depreciation was adopted to more appropriately amortize the cost of fixed assets over their estimated useful lives. The change in depreciation method has been applied retroactively. The effect of the change in 1999 was to increase income before extraordinary items by approximately $141,000 ($0.10 per share). The adjustment of $1.7 million (after reduction for income taxes of $0.9 million) to apply retroactively the new method is included in income in 1999. The pro forma amounts shown below have been adjusted for the effect of retroactive application of the new depreciation policy net of related income taxes.


(thousands of dollars except per share amounts)                          1997                1998             1999
                                                                         ----                ----             ----
Pro forma income assuming new depreciation
method is applied retroactively:
Loss before extraordinary items                                       $(4,794)            $(9,842)          $(4,473)
Earnings (loss) per common share - basic and diluted                    (2.84)              (7.07)            (3.22)

Net loss                                                               (5,628)             (9,842)           (3,469)
Earnings (loss) per common share - basic and diluted                    (3.34)              (7.07)            (2.50)


4.  ACQUISITIONS

     The acquisitions described below have been accounted for under the purchase method of accounting and accordingly the results of operations since the dates of acquisition have been included in the consolidated statement of operations.

1999

     During 1999 the Company purchased the assets of the Misty Mountain Water division of Baxter Foods Limited located in the Maritime Provinces or Canada.

     The following summarizes the transaction (in thousands):


Net working capital                                                       $  (94)
Fixed assets                                                               1,114
Goodwill                                                                     332
                                                                          ------
Total cash consideration                                                   1,352

Adjustment for acquisitions completed prior to 1999                          432
                                                                          ------
                                                                          $1,784
                                                                          ======

1998

     During 1998 the Company completed the following acquisitions:


                                                                            ACQUISITION         INTEREST       ACQUISITION
                    COMPANY                            LOCATION                 DATE            ACQUIRED          COST
                    -------                            --------             -----------         --------       ------------
                                                                                                                 (000's)

Coastal Mountain Water Corp.................      Vancouver,
                                                  British Columbia         February, 1998         100%          $ 4,269

Krystal Fountain Water Co. Limited..........      London, England          May, 1998              100%            7,366

Springfield Water Division of Brio                Vancouver,
Industries Inc..............................      British Columbia         August, 1998           100%            3,850
                                                                                                                -------
                                                                                                                 15,485
Adjustment for  acquisitions  completed prior to 1998                                                             1,039
                                                                                                                -------
                                                                                                                $16,524
                                                                                                                =======


     The following summarizes the transactions (in thousands):


Net working capital                                                     $  (628)
Fixed assets                                                              7,383
Assumption of debt obligations                                             (698)
Goodwill                                                                 10,467
                                                                        -------
Total cash consideration                                                $16,524
                                                                        =======

1997
      During 1997 the Company completed the following acquisitions:


                                                                            ACQUISITION         INTEREST       ACQUISITION
                    COMPANY                            LOCATION               DATE              ACQUIRED          COST
                    -------                            --------             -----------         --------       -----------
                                                                                                                  (000'S)
D&D and Company, Inc.                             Portland, Oregon         January, 1997          100%          $ 3,972
High Valley Water Limited                         Kelowna,
                                                  British Columbia         January, 1997          100%            2,329
Withey's Water Softening and                      Prince George,
  Purification Limited                            British Columbia         January, 1997          100%            1,568
Marlborough Employment Limited                    Glasgow, Scotland        February, 1997         100%            6,878
Soja Enterprises, Inc.                            Portland, Oregon         June, 1997             100%              252
Crystal Spring Bottled Water Co., Inc.            Portland, Oregon         June, 1997             100%            4,403
Cullyspring Water Co., Inc.                       Seattle, Washington      October, 1997          100%            7,039
Crystal Springs Drinking Water Inc.               Seattle, Washington      December, 1997         100%            1,419
                                                                                                                -------
                                                                                                                $27,860
                                                                                                                =======


     The following summarizes the transactions (in thousands):


Net working capital                                                $   196
Fixed assets                                                         6,919
Assumption of debt obligations                                      (1,160)
Goodwill                                                            21,905
                                                                    ------
Total cash consideration                                           $27,860
                                                                   =======

     The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of the Misty Mountain Water division of Baxter Foods Limited, Coastal Mountain Water Corp., Krystal Fountain Water Co. Limited and the Springfield Water Division of Brio Industries Inc. had occurred at January 1, 1998. Balances of non U.S. entities are translated into U.S. dollars at the average exchange rates prevailing in each of the respective years.


                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                                 1998                1999
                                                                                 ----                ----
(thousands of dollars except per share amounts)

Total revenue                                                                 $61,749             $65,870
Net loss before extraordinary items and cumulative
  effect of a change in accounting principle                                   (8,545)             (4,356)
Net loss                                                                       (8,545)             (1,652)
Basic loss per share                                                            (6.13)              (1.19)


5.  ALLOWANCE FOR DOUBTFUL ACCOUNTS


(thousands of dollars)

Balance January 1, 1997                                          $    210
Additions                                                             267
Write-offs                                                            (90)
                                                                  -------
Balance December 31, 1997                                             387

Additions                                                           1,777
Write-offs                                                           (249)
                                                                  -------
Balance December 31, 1998                                           1,915

Additions                                                           1,231
Write-offs                                                         (2,176)
                                                                  -------
Balance December 31, 1999                                        $    970
                                                                  =======

6.  INVENTORIES


                                                  1998               1999
                                                  ----               ----
(thousands of dollars)

Packaging materials                             $   417            $   339
Coolers not yet in service                          226                327
Goods for resale                                    483                417
Cooler parts                                        143                246
Other                                               116                153
                                                  -----              -----
                                                 $1,385             $1,482
                                                  =====              =====


7.  FIXED ASSETS


                                                                 1998                                   1999
                                                      ----------------------------            -------------------------
                                                                      ACCUMULATED                          ACCUMULATED
                                                         COST        DEPRECIATION              COST       DEPRECIATION
(thousands of dollars)

Land and well                                        $    421       $      13               $    516          $      15
Buildings and roadways                                    754             208                    786                143
Coolers                                                25,404          11,333                 28,713             13,894
Machinery and equipment                                11,425           5,906                 13,665              5,675
Equipment and computer
  hardware under capital lease                          1,533             555                  1,571              1,213
Motor vehicles                                          3,149           1,908                  6,657              2,225
Motor vehicles under capital lease                      5,774           2,903                  4,496              1,838
Leasehold improvements                                  1,840             825                  2,282              1,054
Returnable bottles                                      6,660           2,216                  8,404              4,826
                                                       ------          ------                 ------             ------
                                                       56,960          25,867                 67,090             30,883
Accumulated depreciation                               25,867                                 30,883
                                                       ------                                 ------
Net book value                                        $31,093                                $36,207
                                                       ======                                 ======


8.  GOODWILL AND DEFERRED CHARGES


                                                                 1998                                   1999
                                                      ----------------------------            -------------------------
                                                                      ACCUMULATED                          ACCUMULATED
                                                         COST        AMORTIZATION              COST       AMORTIZATION
(thousands of dollars)

Goodwill                                              $48,038          $2,570                 $49,660            $3,869
Non-compete agreements                                  2,125             671                   2,125             1,110
Deferred financing costs                                4,629             522                   4,434             1,075
Other                                                     118              20                      98                36
                                                       ------          ------                   -----             -----
                                                       54,910           3,783                  56,317             6,090
Accumulated amortization                                3,783                                   6,090
                                                      -------                                 -------
Net book value                                        $51,127                                 $50,227
                                                       ======                                  ======


9. OTHER ASSETS


                                                                             1998                1999
                                                                             ----                ----
(thousands of dollars)

Unsecured loan to parent company maturing
  September 2003, bearing interest at 13%,
  interest payable annually, principal due
  at maturity                                                               $1,143             $1,208
Cross currency swap [NOTE 13]                                                    -                318
Promissory notes [NOTE 19]                                                     230                108
                                                                            ------             ------
                                                                            $1,373             $1,634
                                                                            ======             ======

     The loan to parent company excludes accrued interest of $171,000 (1998 - $55,000) which is included in accounts receivable.

10.  DEBT DUE WITHIN ONE YEAR

                                                                         1998               1999
                                                                         ----               ----
(thousands of dollars)

Current portion of obligations
  under capital leases [NOTE 11]                                        $1,157             $  665
Current portion of other debt [NOTE 11]                                    242                248
Current portion of Note Buyback Facility [NOTE 12]                           -              2,050
                                                                      --------            -------
                                                                        $1,399             $2,963
                                                                      ========            =======

11.  OBLIGATIONS UNDER CAPITAL LEASES AND OTHER DEBT

     The obligations under capital leases are recorded net of the related imputed interest calculated at an average rate of 10%. Total minimum annual lease commitments are as follows (thousands of dollars):

                  2000                                      $  989
                  2001                                         818
                  2002                                         565
                  2003                                         399
                  2004                                         183
                  Thereafter in aggregate                       74
                                                            ------
                                                             3,028
                  Less imputed interest                        663
                                                            ------
                                                             2,365
                  Less current portion                         665
                                                            ------
                                                            $1,700
                                                            ======

Other debt consists of the following (thousands of dollars):


                                                                                 1998               1999
                                                                                 ----               ----
Term loans bearing interest at 11 3/8%                                         $   77             $    -
Term loan bearing interest at 9%, repayable in
  annual installments of principal and interest of
  $321,000, maturing 2002.                                                      1,042                815
                                                                                -----               ----
                                                                                1,119                815
Less portion due within one year                                                  242                248
                                                                                -----               ----
                                                                               $  877             $  567
                                                                                =====               ====


     The following repayment schedule represents the required annual principal repayments of other debt (thousands of dollars).

                  2000                                       $248
                  2001                                        270
                  2002                                        297

12. SENIOR BANK DEBT

     The Company has available a $30 million multi - currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $5 million five year acquisition line (the "Acquisition Facility") and a $10 million short term credit line (the "Note Buyback Facility") that was available until October 31, 1999 that provided the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. Subsequent to year end, the Company's Operating Line Facility was renewed to April 30, 2001. Amounts outstanding as at October 31, 1999 under the Note Buyback Facility will be repaid in equal annual amounts over a five-year period commencing October 31, 2000. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable. The average effective rate on the Company's Senior Bank Debt for 1999 was approximately
8.0% (1998 - 7.75%). Amounts outstanding at December 31, 1999 are as follows (thousands of dollars):


           FACILITY                 INTEREST RATE

           Operating Line            Canadian Prime + 1 1/4%                      $     816
           Operating Line            US Prime + 1 1/4%                                   15
           Operating Line            Sterling Libor + 2 3/4%                          3,714
           Acquisition               Canadian Prime + 1 1/4%                          1,229
           Note Buyback              Canadian Prime + 2%                             10,249
                                                                                    -------
                                                                                     16,023
           Less:  Current portion of Note Buyback Facility                            2,050
                                                                                    -------
                                                                                    $13,973
                                                                                    =======

13.  SUBORDINATED NOTES PAYABLE


                                                                 1998               1999
                                                                 ----               ----
(thousands of dollars)

Senior subordinated notes payable, maturing
  November 2007, bearing interest at 11.5%,
  interest payable semi-annually, principal
  due at maturity                                             $100,000            $88,100
                                                              ========            =======


     In 1999, the Company repurchased, in the public market, $11.9 million face value of its outstanding Subordinated Notes Payable. A gain of $1.0 million related to the repurchase of the Notes has been recorded, net of applicable income taxes (note 15).

     The approximate fair market value of the Subordinated Notes Payable was $71.8 million at December 31, 1999 based on quoted market prices.

     Each of the Company's subsidiary guarantors has fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, to each holder of the notes and the trustee under the indenture pursuant to which the notes were issued, the full and prompt performance of the Company's obligations under the indenture and the notes, including the payment of principal and interest on the notes. The guarantees are subordinated to guarantor senior indebtedness (as defined in the indenture). As of December 31, 1999, the subsidiary guarantors had approximately $19.2 million of guarantor senior indebtedness outstanding including $16.0 million of outstanding Senior Bank Debt.

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

     In 1997, the Company entered into two cross currency interest rate swaps to more closely match the interest requirements of the above notes with the cash flows earned by the Company's Canadian and UK subsidiaries. Under the terms of the first swap which was to mature November 15, 2002, the Company was to receive 11.5%, payable semiannually, on a $28 million U.S. dollar notional amount in return for paying 10.83%, payable semiannually, on a $39.872 million Canadian notional amount. The terms of the agreement also called for the Company to receive $28 million U.S. in exchange for $39.872 million Canadian on November 15, 2002. In October 1998, the Company closed out this swap, realizing cash proceeds of $3.4 million.

     Under the terms of the second swap, maturing November 15, 2003, the Company will receive 11.5%, payable semiannually, on a $30 million U.S. dollar notional amount in return for paying 12.61%, payable semiannually, on a 17.857 million Great Britain pounds notional amount. The terms of the agreement also call for the Company to receive $30 million U.S. in exchange for 17.857 million Great Britain pounds on November 15, 2003.

     Both of the above noted swaps were transacted with a U.S. bank with a counter party credit rating of `A' (Standard & Poors). At December 31, 1999 the aggregate fair value of the outstanding swap was $0.3 million U.S. dollars in favor of the Company (1998 - $0.8 million U.S. dollars in favor of the U.S.
bank) of which $1.1 million has been recorded as a decrease in interest expense (1998 - $0.9 million increase) with the remaining balance of $82,000 recorded as a decrease in the cumulative translation adjustment (1998 - $59,000 increase).

14. CAPITAL STOCK

     In 1997, the Company completed a reorganization whereby the shareholders of SSWL exchanged, on an aggregate basis, 1,728,246 shares of common stock and 442,993 options to acquire shares of common stock of SSWL for 1,383,328 shares of Class D common stock and 252,197 options to acquire shares of Class E common stock of Sparkling Spring plus $14.1 million in cash. A total of $4.5 million was expensed in the 1997 financial statements representing cash used to repurchase options to acquire shares of common stock. The remaining cash paid to shareholders of $9.6 million was charged to share capital and retained earnings based on the number of shares of SSWL redeemed using the average carrying value per share. A further $76,000 was expensed in the 1997 financial statements related to the repurchase of stock options from a former employee.

     During 1998, the Company redeemed 6,500 Class E common shares with a book value of $140,000 for cash consideration of $150,000. The excess of $10,000 over book value has been charged to the deficit.

     In 1998, the Board of Directors approved a reorganization of Sparkling Spring. As part of this reorganization, shareholders and option holders of Sparkling Spring exchanged their shares and options to acquire common stock of Sparkling Spring for shares and options to acquire common stock of a new holding company, Sparkling Spring Water Holdings Limited ("Holdings"). Upon completion of the reorganization, all common shares and options to acquire shares of Sparkling Spring are owned by Holdings. Subsequent to the reorganization, 148,310 options to acquire common shares of Sparkling Spring were cancelled.

     Warrants for 51,100 shares of Sparkling Spring have been granted and remain outstanding. The warrants are exercisable for cash consideration of $0.01 each and have no expiry date. All outstanding warrants are owned by Holdings.

     The following summarizes the status of the Company's option plan.
All outstanding options to acquire shares of Sparkling Spring are owned by Holdings. To the extent that options are exercisable in Canadian dollars, exercise prices have been translated at the exchange rate as of December 31, 1999:


                                                            NUMBER OF               RANGE OF                  AVERAGE
                                                             OPTIONS             EXERCISE PRICE           EXERCISE PRICE

OUTSTANDING AT DECEMBER 31, 1996........................      399,393             $1.26 - 20.00                  $5.48

Exercised...............................................       (7,500)                   $4.326                 $4.326
Repurchased.............................................     (190,796)            $1.26 - 20.00                 $4.351
----------------------------------------------------------------------------------------------------------------------

OUTSTANDING AT DECEMBER 31, 1997........................      201,097             $1.26 - 20.00                  $6.61

Exercised...............................................       (2,000)                   $14.00                 $14.00
Repurchased.............................................       (3,000)                   $14.00                 $14.00
Reorganization..........................................     (148,310)            $1.26 - 20.00                  $6.46
----------------------------------------------------------------------------------------------------------------------

OUTSTANDING AND EXERCISABLE AT
DECEMBER 31, 1998 AND 1999..............................       47,787           $4.326 - $20.00                  $6.29
----------------------------------------------------------------------------------------------------------------------

     Information with respect to options outstanding and exercisable at December 31, 1999 is as follows:


                                                                      REMAINING
                                                   NUMBER            CONTRACTUAL
                         EXERCISE PRICE          OUTSTANDING             LIFE

                            $4.326                 41,787             1.8 years
                            $20.00                  6,000             1.8 years
                                                  -------
                                                   47,787
                                                  =======

     At December 31, 1997 the number of options exercisable was 168,263 and the weighted average exercise price was $4.59.

     Holdings maintains a stock option plan for management and directors where options to acquire common shares are issued with strike prices approximating the estimated value of the shares at the date of issuance.

15.  EXTRAORDINARY ITEMS

     The Company restructured and replaced its long-term financing agreements in 1997. Costs incurred related to new loan financing arrangements were deferred in accordance with the Company's accounting policy for deferred financing costs. In 1997, costs in the amount of $0.8 million related to debt that was restructured were expensed, net of applicable income tax recoveries of $0.4 million.

     In 1999, the Company paid $9.9 million to repurchase $11.9 million face value of its outstanding Subordinated Notes Payable. A gain of $1.0 million related to the repurchase of the Subordinated Notes has been recorded, net of applicable income taxes of $0.5 million and costs of $0.5 million representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

16.  NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES


(thousands of dollars)                                   1997                1998                1999
                                                         ----                ----                ----
(Increase) decrease in
  Accounts receivable                                 $(3,045)            $(3,140)              $(508)
   Inventories                                           (886)                367                 (97)
   Prepaid expenses                                      (184)                217                (133)
                                                        -----               -----                ----
                                                       (4,115)             (2,556)               (738)
                                                        -----              ------                ----

Increase (decrease) in
   Accounts payable and accrued liabilities             2,255               2,387                 920
   Income taxes payable                                   966                (912)                (27)
   Customer deposits                                      776               1,636                 433
                                                        -----               -----               -----
                                                        3,997               3,111               1,326
                                                        -----               -----               -----
Net change in non-cash working
   capital balances                                      (118)                555                 588
Less net working capital acquired
  on acquisitions [NOTE 4]                                196                (628)                (94)
Effect of translation                                      (4)                (36)                (19)
                                                        -----              ------               -----
                                                      $    74             $  (109)              $ 475
                                                        =====             =======               =====

     Net working capital acquired on acquisitions has been excluded from cash flows from operations as it has been included in acquisitions in investing activities.

17.  OPERATING LEASE COMMITMENTS

     The Company is committed under operating leases for premises and vehicles extending for various periods to 2011. Future minimum lease payments are as follows:

(thousands of dollars)

                  2000                                      $1,600
                  2001                                       1,452
                  2002                                       1,340
                  2003                                       1,052
                  2004                                       1,017
                  Thereafter in aggregate                    4,006
                                                           -------
                                                           $10,467
                                                           =======

     Lease costs of $1.5 million (1998 - $1.4 million; 1997 - $1.3 million) have been expensed during the year.

18.  INCOME TAXES


     A reconciliation of the provision for income taxes based on the combined federal and provincial income tax rates of 45% is as follows (thousands of dollars):


                                                                          1997                 1998                 1999
                                                                          ----                 ----                 ----

Provision for (recovery of) income taxes
  at statutory rates                                                     $(1,833)            $(3,920)            $(2,221)
Non deductible amortization                                                  302                 361                 385
Non taxable portion of net gain on swaps                                       -                (284)               (482)
Redemption of common stock options                                         2,030                   -                   -
Unrecorded deferred tax asset                                                  -               3,458               2,069
Difference in foreign tax rates                                              (60)                385                (214)
                                                                         -------              ------             -------
                                                                         $   439             $     -             $  (463)
                                                                         =======             =======             =======

The provision for income taxes includes (thousands of dollars):


                                                                           1997                1998                 1999
                                                                           ----                ----                 ----
Current income taxes    -  Canada                                         $  804             $   130               $ 154
                        -  Foreign                                           316                   -                  12
                                                                          ------              ------                ----
                                                                           1,120                 130                 166
                                                                           -----                 ---                 ---
Deferred income taxes   -  Canada                                           (551)               (130)               (617)
                        -  Foreign                                          (130)                  -                 (12)
                                                                           -----                 ---                ----
                                                                            (681)               (130)               (629)
                                                                           -----                 ---                ----
                                                                          $  439             $     -               $(463)
                                                                           =====              ======                ====


     The deferred tax asset is comprised of the following timing differences (thousands of dollars):


                                                                                                1998                1999
                                                                                                ----                ----
Excess accounting expenses over tax                                                          $   387             $    44
Non capital loss carryforwards                                                                 5,157               7,123
Excess of tax over book depreciation                                                            (107)             (1,343)
Other differences                                                                               (261)               (342)
                                                                                             -------              ------
                                                                                               5,176               5,482
Valuation allowance                                                                           (4,322)             (5,482)
                                                                                             -------              ------
                                                                                             $   854             $     -
                                                                                             =======            ========


     The Company has non-capital losses available for carryforward that expire as follows (thousands of dollars):

                  2004                                $      96
                  2005                                    4,895
                  2006                                    7,599
                  2018                                    3,483
                  No expiry                                 908

19.  RELATED PARTY TRANSACTIONS

     The Company has entered into a Management Agreement with CF Capital Corporation (CFCC), a company affiliated by common significant shareholdings, and CFCC's shareholder and executive officer who is also a shareholder of Holdings. Under the terms of the Agreement, CFCC manages the operations of the Company and negotiates contracts, financial agreements and other arrangements. The Management Agreement provides that CFCC shall receive a base fee, which is adjusted yearly based on annual Company revenues. An annual bonus, calculated as a percentage of the base fee, is due to CFCC in the event the Company achieves certain targeted levels of per share earnings before depreciation, amortization and income taxes. During the year the Company paid fees of approximately $950,000 (1998 - $750,000; 1997 - $951,500) to CFCC which have been included in selling, delivery and administrative expenses.

     CFCC also receives fees for investment banking advisory services rendered to the Company in connection with successful acquisitions. In 1999, the Company paid CFCC $27,200 (1998 - $213,500; 1997 - $518,700) for investment banking advisory services.

     As at December 31, 1999 accounts payable includes $287,000 (1998 - $153,000) due to CFCC.

     In connection with the purchase of shares of common stock of the Company, promissory notes totaling $230,003 were issued by certain officers of the Company. A note totaling $122,019 was repaid in January 1999. The remaining promissory note bore interest at a rate of 6% and was scheduled to mature on January 31, 2000 with principal and interest due on that date. The promissory note was cancelled by the Company and replaced with a promissory note which bears interest at a rate of 6% and matures on January 31, 2001 with principal and interest due on that date. At the time of purchase, the common shares of Sparkling Spring were pledged as security for the promissory notes. Upon completion of the reorganization described in note 14, the common shares of Sparkling Spring pledged as security for the promissory notes were exchanged for common shares of Holdings, and the shares of Holdings acquired were pledged as security for the outstanding promissory notes. Upon completion of this exchange, the balance of promissory notes outstanding was reclassified from a reduction of shareholder's equity to other assets (note 9).

20.  SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

     Selling, delivery and administration expenses include advertising and promotional expenses of $1.1 million (1998 - $1.3 million; 1997 - $1.2 million).

21. INTEGRATION AND RELATED EXPENSES

     The Company completed one acquisition in 1999 and three acquisitions in 1998 (note 4). In integrating these acquisitions into the Company's existing business, non-recurring costs were incurred to reduce and relocate staff, convert the acquired business' computer systems, close acquired facilities and blend acquired customers into the Company's existing routes. Further costs were incurred in 1998 in connection with a potential acquisition which was not successfully completed. The components of the acquisition, integration and related charges are as follows:


(thousands of dollars)                                                                      1998                   1999
                                                                                            ----                   ----
Write-off of costs associated with an
  acquisition which did not close                                                         $  181                    $ -
Severance, relocation and related costs                                                      328                      -
Conversion of computer systems                                                               128                     11
Route blending                                                                               634                     30
Facility closure and other integration costs                                                 558                     52
                                                                                           -----                   ----

                                                                                          $1,829                    $93
                                                                                           =====                   ====

22.  INTEREST AND RELATED EXPENSES


(thousands of dollars)                                                     1997                1998                 1999
                                                                           ----                ----                 ----
Interest on long-term debt                                                $5,078             $11,740             $12,110
Amortization of deferred financing costs                                      55                 503                 623
Gain on closing of swap                                                        -              (3,420)                  -
Unrealized (gain) loss on swap                                              (115)                891              (1,072)
                                                                          ------             -------              ------

                                                                          $5,018             $ 9,714             $11,661
                                                                          ======              ======              ======


23.  SUMMARY OF BUSINESS SEGMENTS

     The Company operates in three primary business segments: Canada, the United Kingdom and the United States. Segment selection is determined based upon internal organizational structure, the way in which the Company's operations are managed and their performance evaluated by management, and materiality considerations. The accounting policies of the segments are the same as those described in note 2 - Significant Accounting Policies.

Segment Products and Services

     The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers.

Method of Determining Segment Profit or Loss

     Management evaluates the performance of its business segments separately to direct monitor the different factors affecting financial performance. Segment profit or loss includes all of the segment's direct cost of sales, selling, delivery and administrative expenses and integration and related expenses.

         Segment detail is summarized as follows:

(thousands of dollars)                                                    1997                 1998                 1999
                                                                          ----                 ----                 ----
Revenue
Canada                                                                   $19,416            $ 22,068            $ 25,199
United Kingdom                                                            17,658              22,368              25,002
United States                                                              5,000              11,974              13,717
                                                                          ------              ------              ------
                                                                         $42,074            $ 56,410            $ 63,918
                                                                          ======              ======              ======

Net income before depreciation,
  interest, income taxes, extraordinary
  items and cumulative effect of a change
  in accounting principle
Canada                                                                   $ 4,389            $  3,827            $  6,720
United Kingdom                                                             5,326               6,970               9,163
United States                                                              1,498               1,048               3,514
Unallocated corporate overhead                                                 -              (1,962)             (2,353)
                                                                         -------             -------              ------
                                                                         $11,213            $  9,883            $ 17,044
                                                                          ======             =======              ======

Total assets
Canada                                                                  $ 31,345            $ 38,308            $ 44,902
United Kingdom                                                            25,866              34,546              32,676
United States                                                             49,787              35,009              25,483
                                                                         -------            --------             -------
                                                                        $106,998            $107,863            $103,061
                                                                         =======             =======             =======

     In 1997, corporate overhead was allocated to segment net income before depreciation, interest, income taxes, extraordinary items and cumulative effect of a change in accounting principle; in 1998 and 1999, corporate overhead was not allocated to the Company's business segments.

24.  COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year including a reduction of $637,000 in both the 1998 water revenue and cumulative translation adjustment account balances. Total shareholder's equity as at December 31, 1998 and comprehensive loss for the year then ended did not change as a result of this reclassification.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April, 2000.


                                            SPARKLING SPRING WATER GROUP LIMITED


                                            By: /s/ Kent Dillon Schickli
                                                --------------------------------
                                                Kent Dillon Schickli
                                                Chief Financial Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April 2000.


                                                  SPARKLING SPRING WATER LIMITED


                                                  By: /s/ Kent Dillon Schickli
                                                      -------------------------
                                                      Kent Dillon Schickli
                                                      Chief Financial Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April, 2000.


                                                  SPRING WATER, INC.


                                                  By: /s/ Kent Dillon Schickli
                                                      --------------------------
                                                      Kent Dillon Schickli
                                                      Chief Financial Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April, 2000.


                                                  CULLYSPRING WATER CO., INC.

                                                  By: /s/ Kent Dillon Schickli
                                                      --------------------------
                                                      Kent Dillon Schickli
                                                      Chief Financial Officer

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April, 2000.


                                               CRYSTAL SPRINGS ACQUISITION, INC.

                                                By: /s/ Kent Dillon Schickli
                                                    ----------------------------
                                                    Kent Dillon Schickli
                                                    Chief Financial Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April, 2000.


                                              KRYSTAL FOUNTAIN WATER CO. LIMITED

                                              By: /s/ Kent Dillon Schickli
                                                  ------------------------------
                                                  Kent Dillon Schickli
                                                  Chief Financial Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April, 2000.


                                          CANADIAN SPRINGS WATER COMPANY LIMITED


                                          By: /s/ Kent Dillon Schickli
                                              ----------------------------------
                                              Kent Dillon Schickli
                                              Chief Financial Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April, 2000.



                                             NATURE SPRING WATER COMPANY LIMITED


                                             By: /s/ Kent Dillon Schickli
                                                 -------------------------------
                                                 Kent Dillon Schickli
                                                 Chief Financial Officer

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on 3rd day of April, 2000.


                                                  WATER AT WORK LIMITED


                                                  By: /s/ Kent Dillon Schickli
                                                      --------------------------
                                                      Kent Dillon Schickli
                                                      Chief Financial Officer

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of April, 2000.


                                                  NATURAL WATER LIMITED


                                                  By: /s/ Kent Dillon Schickli
                                                      --------------------------
                                                      Kent Dillon Schickli
                                                      Chief Financial Officer