Form 20-F
period 2000-12-31
SPARKLING SPRING WATER GROUP LTD
filed 2001-04-04
CIK 1050760

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

or

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number

SPARKLING SPRING WATER GROUP LIMITED
(Exact name of Registrant as specified in its charter)

Province of Nova Scotia, Canada
(Jurisdiction of incorporation or organization)

6560 McMillan Way
Vancouver, British Columbia
V6W 1L2
(902) 481-6955
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
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   N/A

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes /x/  No / /

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 / /  Item 18 /x/

TABLE OF ADDITIONAL REGISTRANTS

EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER	STATE OR OTHER JURISDICTION OF INCORPORATION OF ORGANIZATION	PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER
Sparkling Spring Water Limited	Nova Scotia	5149
Canadian Spring Water International Limited	Nova Scotia	5149
Cool Spring Water Company Limited	Nova Scotia	5149
Rocky Mountain Springs Water, Inc.	Nova Scotia	5149
Spring Water, Inc.	Delaware	5149
Cullyspring Water Co., Inc.	Washington	5149
Crystal Springs Acquisition, Inc.	Delaware	5149
Nature Springs Water Company Limited	England	5149
Krystal Fountain Water Co. Limited	England	5149
Water at Work Limited	Scotland	5149
Natural Water Limited	Scotland	5149

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

	YEAR ENDED DECEMBER 31,
	1996	1997	1998	1999	2000
CANADIAN DOLLAR
High for the year	0.753	0.749	0.710	0.693	0.697
Low for the year	0.721	0.695	0.634	0.654	0.641
End of year	0.730	0.700	0.650	0.693	0.667
Average for the year.	0.733	0.722	0.674	0.673	0.673
BRITISH POUND STERLING
High for the year	1.711	1.712	1.722	1.677	1.654
Low for the year	1.497	1.580	1.611	1.552	1.400
End of year	1.705	1.642	1.663	1.615	1.496
Average for the year.	1.560	1.638	1.657	1.617	1.516

SPARKLING SPRING WATER GROUP LIMITED
TABLE OF CONTENTS

PART I

    UNLESS INDICATED OTHERWISE, ALL REFERENCES IN THIS REPORT TO THE COMPANY REFER COLLECTIVELY TO SPARKLING SPRING WATER GROUP LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES.

    FOR PURPOSES OF THIS ANNUAL REPORT, ALL REFERENCES TO DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE SPECIFIED. ALL REFERENCES IN THIS REPORT TO "EBITDA" MEAN OPERATING PROFIT PLUS DEPRECIATION, AMORTIZATION AND INTEGRATION AND RELATED EXPENSES AND REFERENCES TO "CAGR" MEAN COMPOUND ANNUAL GROWTH RATE. UNLESS OTHERWISE INDICATED, ALL STATISTICAL DATA AND INFORMATION CONTAINED IN THIS REPORT IS AS OF DECEMBER 31, 2000.

    Statements included in this Report that do not relate to present or historical conditions are "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the Safe Harbor provisions of the 1995 Reform Act irrespective of whether the 1995 Reform Act is applicable to the Company as a "foreign private issuer." See Item 9—Management's Discussion and Analysis of Financial Condition and Results of Operations.

    INTRODUCTION  Sparkling Spring Water Group Limited ("Sparkling Spring" and together with the Additional Registrants named herein, the "Company") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water and rental water coolers to home and office markets in British Columbia, Alberta and the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States.

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

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

    Sparkling Spring Water Limited ("SSWL"), a wholly owned subsidiary of Sparkling Spring, was founded in 1971 in Halifax, Nova Scotia to operate in the bottled water industry. In 1988, a controlling interest in SSWL was acquired by Maritime Beverages Limited ("MBL"), a Pepsi-Cola bottler, which was managed by G. John Krediet and Kent Dillon Schickli, principals of C.F. Capital Corporation ("CFCC"), an investment and management company. When MBL sold its soft drink bottling holdings to Pepsi-Cola Canada Limited in 1992, Mr. Krediet retained his ownership of SSWL. Mr. Schickli left CFCC at the end of 1992 and joined the Company as Chief Financial Officer in April 1998.

    Sparkling Spring is one of the world's largest providers of bottled water delivered directly to residential and commercial customers. The Company's primary focus is on the bottling and delivery of high quality drinking water in three-gallon, five-gallon and six-gallon bottles to homes and offices, and the rental of water coolers. The Company's strategy has been to achieve significant market positions in a number of markets and thereby realize the operating leverage that can be obtained once a distribution system is established. In terms of cooler rental customers, the Company believes it is the market share leader in each of these markets, except in the UK and Alberta where it believes it has the second largest customer rental location base and Washington where it believes it has the third largest customer rental location base. By virtue of its leadership position in its markets, the Company benefits from several competitive advantages over smaller operators, including more efficient distribution operations, purchasing synergies, quality customer service and well-established infrastructure. Management believes the Company's leadership in each of its served markets creates a significant barrier to entry for prospective competitors.

    Company sales by geographic market for each of the past three fiscal years are as follows:

	1998	1999	2000
Canada	$22,068,000	$25,199,000	$29,653,000
United Kingdom	22,368,000	25,002,000	24,713,000
United States	11,974,000	13,717,000	14,930,000

	$56,410,000	$63,918,000	$69,296,000

    The Company delivers bottled water to a base of approximately 182,600 water cooler customer locations in its served markets consisting of approximately 146,100 customer locations that contain water coolers rented from the Company and 36,500 customers who own their coolers but purchase the Company's bottled water and other products and services. Rental customers typically sign a one-year contract, providing the Company with a stream of relatively stable revenue from both a monthly cooler rental charge and the sale of bottled water. Water only customers generate revenue through the sale of bottled water and ancillary services such as cooler cleanings, cup and coffee sales. The Company believes that direct delivery water cooler companies enjoy several advantages over retailers of bottled water. Customers suffer inconvenience and potentially incremental cost if they choose to switch from one water cooler company to another. In addition, direct delivery water cooler operators such as the Company have made significant capital investments in inventories of water coolers and bottles, a truck fleet and bottling facilities. Management believes the capital intensity of the water cooler business and the complexity of direct delivery provide a second significant barrier to entry.

    The Company has a history of completing and integrating acquisitions, having made twenty acquisitions since 1993. These acquisitions have enabled the Company to rapidly expand into attractive markets and increase production capacity. In addition to completing the acquisitions of fast-growing bottled water companies, management has improved the operations and profitability of most of the acquired companies. Since January 1, 1997, the Company has completed fifteen acquisitions through which it entered the attractive U.S. bottled water market and expanded its leadership positions in Canada and the United Kingdom.

    Due to significant internal growth and the execution of the Company's acquisition strategy, the Company's revenue and EBITDA over the past five years. Revenue increased at a CAGR of 35% from $15.3 million in 1995 to $69.3 million in 2000. Over the same period, EBITDA increased at a CAGR of 41% from $3.4 million to $19.2 million (exclusive of integration and related expenses), with EBITDA margins increasing from 22.4% to 27.7%. See Item 9—Management's Discussion and Analysis of Financial Condition and Results of Operations.

    The Company is led by a senior management team whose members average more than 18 years in the beverage industry. G. John Krediet, the Chairman of Sparkling Spring, owns 38.1% of the common stock ("Common Stock") of Sparkling Spring Water Holdings Limited which owns 100% of the outstanding shares of Sparkling Spring. Mr. Krediet successfully executed a consolidation of Canadian Pepsi-Cola bottlers and, together with their senior management, identified the bottled water consolidation opportunity. K. Dillon Schickli, Sparkling Spring's Chief Financial Officer, assisted Mr. Krediet in the Canadian Pepsi-Cola consolidation in the late 1980's and early 1990's and has significant previous experience in the acquisition of beverage businesses and as chief financial officer of mid-size beverage companies in the United States. Stewart E. Allen, President and Chief Operating Officer of Sparkling Spring since 1992, has managed the operations of the business focusing on profitably increasing the penetration levels in each of its markets. Mr. Allen previously served as Vice President of Sales and Marketing for Maritime Beverages Limited, the Pepsi-Cola business, prior to assuming the Presidency of Sparkling Spring. See Item 10—Directors and Officers of Registrant.

INDUSTRY OVERVIEW

    Bottled water continues to be one of the fastest growing segments of the U.S. beverage industry, generating an estimated $5.2 billion of sales in 1999. According to BEVERAGE MARKETING CORPORATION, the U.S. bottled water market experienced a CAGR of 9.9% from 1994 to 1999, and is projected to grow at a slightly lower CAGR of 7.9% between 1999 and 2004. Bottled water volume in the U.S. increased from 8.5 billion litres in 1990 to an estimated 17.6 billion litres in 2000, and is projected to reach 25.7 billion litres in 2004. Furthermore, per capita bottled water consumption increased over 50% from 1994 to 1999 with annual consumption in the U.S. increasing from 42.8 litres per capita in 1994 to an estimated 64.4 litres per capita in 1999. The projected per capita consumption is expected to reach 90.1 litres in the U.S. by the year 2004. The water cooler segment generated approximately $1.4 billion of sales in 1998 or 5.3 billion litres, representing approximately 31% of the total U.S. bottled water market. The U.S. water cooler market experienced a CAGR of 2.9% between 1990 and 1998.

    According to ZENITH INTERNATIONAL LTD.("ZENITH"), the bottled water market in the U.K. generated over £600 million of sales in 2000, experienced a CAGR of 15.8% from 1998 to 2000, and is projected to grow at an annual rate of 6% between 2000 and 2002. Bottled water volume has increased from 420 million litres in 1990 to approximately 1.4 billion litres in 2000 and is projected to reach 1.77 billion litres by the year 2002. Annual consumption of bottled water in the U.K. has increased from 7.2 litres per capita in 1990 to 23 litres per capita in 2000. The water cooler segment generated estimated sales of 255 million litres in 2000, up from an estimated 148 million liters in 1998. It is estimated that the water cooler segment represented 18.3% of the total U.K. bottled water market in 2000—more than two times its estimated share in 1993. In addition, the U.K. water cooler market experienced a CAGR of 34% in units between 1998 and 2000, and is projected to grow at a CAGR of 14% from 2000 to 2002. ZENITH estimates that total water consumption through coolers will grow at a CAGR of approximately 12.5% over the same period reaching 374 million liters by the year 2004.

    In Canada, industry figures compiled by the Canadian Bottled Water Association indicate that bottled water consumption totaled 703 million litres in 1998, the last year for which figures are available. According to HIDELL-EYSTER TECHNICAL SERVICES INC., the estimated growth in the Canadian bottled water market was 10% in 1998, with the home and office delivery business growing at an estimated 8%. It is estimated that there are 540,000 coolers in Canada or 1.8 coolers for every 100 people. Consumption of bottled water in 1998 was estimated to be 23.6 litres per capita.

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

BUSINESS AND PRODUCTS

    The Company generated approximately 81% of its 2000 revenue from rental of water coolers and sale of bottled water dispensed through water coolers. Approximately 7% of its revenue is generated from the sale of bottled water in smaller retail sized packages and 12% of its revenue is from related activities including the sale of paper cups, coffee, water filtration devices, water through vending machines and cooler sanitation services.

    BOTTLED WATER.  The Company generated approximately 59% of its 2000 revenue from the sale of bottled water used in water coolers. Bottled water for water coolers is primarily sold in two sizes: a five-gallon (18 litre) bottle and a six-gallon (22 litre) bottle. In each market, a smaller package (3 gallon or 11 litre) exists for customers who may not be capable of lifting the five or six-gallon product or who may have storage constraints. Sales of this smaller package are growing more rapidly than the larger sizes. The Company offers water bottles in plastic packaging that facilitates storage and has non-spill caps. While its pricing varies from market to market and the Company frequently offers promotional discounts in certain markets, the Company charges on average approximately $5.33 for a five-gallon bottle of water.

    The Company also sells water in smaller retail-sized containers such as one gallon, 1.5 litre and 500 ml sizes. In 2000, the Company generated approximately 7% of its total revenue from these smaller sized packages.

    The Company primarily markets four types of water: spring, premium drinking, steam-distilled, and fluoridated. The sale of steam-distilled water and fluoridated water accounted for less than 1% of the Company's revenue in 2000. Descriptions of each type of water follow:

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

    The following table summarizes the Company's operations in its existing markets:

REGION	PRINCIPAL PRODUCTS	BRAND NAMES
British Columbia	Spring Water	Canadian Springs
	Premium Drinking Water	Rocky Mountain Springs
Steam-Distilled Water
Alberta	Spring Water	Cool Spring
	Premium Drinking Water	Rocky Mountain Springs
	Steam-Distilled Water	Sparta
Maritime Provinces	Spring Water	Sparkling Springs
	Steam-Distilled Water	Misty Mountain
United Kingdom	Spring Water	Nature Springs
Water At Work
Canadian Spring
United States	Spring Water	Crystal Springs
	Premium Drinking Water	Cully Spring Canadian Spring
Steam-Distilled Water
Fluoridated Drinking Water

    WATER COOLERS.  In 2000 the Company generated approximately 22% of its revenue from the rental of water coolers. The Company has a base of approximately 182,600 water cooler locations in its served markets consisting of approximately 146,100 customer locations that contain Company owned rental coolers and 36,500 customers who own their coolers and or buy other products and services from the Company. Customers who have rental coolers typically sign a one-year contract, providing the Company with a stream of relatively stable revenue from either a monthly, quarterly or annual cooler rental charge and the sale of bottled water. The Company's large installed customer location base creates operating efficiencies by supporting a level of infrastructure that can be leveraged to support incremental cooler installations at an attractive marginal profitability rate. While its pricing varies from market to market and depends on the water cooler selected by the customer, the Company's current average monthly rental charge for its coolers is approximately $10.

    The following table presents management estimates of certain information relating to the Company's cooler location base as of December 31, 2000:

	CANADA	UNITED KINGDOM	UNITED STATES
Rental Coolers at Customer Locations	79,100	30,300	36,700
Total Rental Cooler Locations and Other Customers	106,800	36,200	39,600
Estimated % Residential Customers	59%	2%	41%
Estimated % Commercial Customers	41%	98%	59%

    The Company purchases its water coolers from one of three preferred suppliers and maintains a stock of spare parts at delivery depots. The Company strips down, cleans, and re-deploys returned water coolers prior to all new installations. The Company's average purchase cost per water cooler is approximately $120, and the Company estimates that the average life of a water cooler is ten years. The typical pay back period on a water cooler investment (assuming only rental revenue) is approximately 20 months. In the event of termination of the rental agreement, water coolers can be readily redeployed at a relatively low cost to the Company. In addition, in certain markets the Company charges a water cooler collection fee when a customer opts to discontinue purchasing water.

    OTHER.  The remaining 12% of the Company's 2000 revenue was generated through the sale of paper cups, cooler sanitation services, coffee delivery, the sale of water filtration devices and the sale of water through vending machines.

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

    PURSUE STRATEGIC ACQUISITIONS.  The Company has pursued an acquisition strategy to create value by taking advantage of consolidation in the highly fragmented bottled water industry. The Company has developed and implemented a "hub and spoke" approach to acquiring companies in new markets by identifying one of the largest bottled water companies as a platform acquisition, and complementing it with smaller fill-in acquisitions in neighboring or overlapping geographic territories. The Company is generally unwilling to enter a market through an acquisition unless the company being acquired is both one of the market share leaders and provides the critical mass and local management talent necessary to act as a platform in that market. While the purchase price paid for a platform company is typically higher than that for a fill-in acquisition (as measured using multiples of first year EBITDA), the Company is able to reduce its average acquisition multiple by opportunistically acquiring "spoke" distribution routes. These spoke acquisitions can be acquired at more attractive prices due to the limited strategic options available to these smaller operators and represent synergies to be gained by Sparkling Spring from consolidating these companies into the "platform" business.

    PROVIDE OUTSTANDING CUSTOMER SERVICE.  The Company believes quality of service and reliability of delivery are the primary competitive factors in the water cooler business. The quality of service is measured by the Company's ability to: (i) reliably deliver bottled water on schedule, (ii) meet unexpected customer shortages with the quick delivery of refills, (iii) provide regular maintenance and sanitation of water coolers and (iv) effectively address any other needs of a customer. Management monitors on a monthly basis the Company's customer "retention" rate (its renewal rate with respect to its water cooler rental agreements) in an effort to continually monitor customer service.

Management believes its customer retention rate historically has been higher than the industry average. However, the Company's average retention rate was approximately 71% in 2000, about equal to that in 1999 and the industry average.

    SUMMARY OF BUSINESS STRATEGY.  All four of the above business strategies are presently being pursued by the Company and will continue to be pursued for the foreseeable future. The Company believes that all four business strategies are important to its success, but that leveraging its existing infrastructure and focusing on the "Alternative to Tap Water" market are of the most significance.

ACQUISITIONS

    The Company has expanded its operations through a number of acquisitions designed to consolidate existing markets or enter new markets. The Company has been successful in integrating acquired companies into its existing operations and increasing the profitability of acquired companies through the elimination of duplicative overhead functions, realization of operating and purchasing efficiencies, implementation of the Company's management systems and increased market penetration resulting in increased revenues spread over relatively fixed overhead expenses. As a result of these acquisitions, the Company has expanded its leadership position in Canada, entered the attractive U.S. water cooler market and further bolstered its leading presence in the U.K.

    On April 14, 1993, the Company acquired Crystal Springs Limited ("CSL"). CSL served the Cape Breton, Nova Scotia bottled water and cooler rental market. CSL was subsequently merged into SSWL.

    On June 8, 1994, the Company acquired the water cooler division of Buxton Mineral Water Company Limited through Nature Springs Water Company Limited ("Nature Springs"), a wholly-owned subsidiary of SSWL. Buxton served the England market. The water cooler industry in the U.K. was identified as being much less developed than the North American market and, thus, having a significant growth potential.

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

    On August 31, 1998 the Company acquired the Springfield Water Division of Brio Beverages, Inc. ("Springfield"). Springfield is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of spring water to residential and commercial customers and the rental of water coolers.

    On November 27, 1999 the Company purchased all of the assets of the Misty Mountain Water Division of Baxter Foods Limited ("Misty"). Misty is based in the Maritime Provinces of Canada and focuses on the direct delivery of both eighteen litre bottles of spring water and small pack containers.

    On May 31, 2000, the Company purchased all of the outstanding capital stock of Mr. Softwater Ltd., operating as Cool Spring ("Cool Spring"). Cool Spring operates primarily in the Calgary, Alberta Canada market and focuses on the direct delivery of eighteen litre bottles of water to residential and commercial customers and the rental of water coolers. Immediately following the acquisition, Mr. Softwater Ltd. was amalgamated with Cool Spring Water Company Limited, a company formed for the purpose of acquiring Mr. Softwater Ltd.

    On July 17, 2000, the Company purchased all of the outstanding shares of Rocky Mountain Springs Water, Inc. ("Rocky Mountain"). Rocky Mountain operated in the Edmonton, Alberta Canada market.

    On August 8, 2000, the Company purchased the operating assets of Sparta Water, Inc. and subsidiaries ("Sparta"). Sparta operated in the Edmonton, Calgary and Grand Prairie Alberta, Canada markets.

THE BOTTLING PROCESS

    The Company draws its spring water from locally approved and protected sources. The spring water is bottled at the source, in the case of the Maritime Provinces, or transported to a Company bottling facility by dedicated stainless steel water tankers in other locations. Prior to bottling, spring water is passed through a series of polishing filters to a filtration level of less than one micron absolute. This process ensures that the water is free of any microbial pathogens. Spring water is then exposed to an ozonation disinfection process. The process involves a special form of oxygen, ozone, which is the strongest disinfectant and oxidizing agent available for water treatment. Spring water is mixed with ozone gas to ensure complete disinfection and to kill any bacteria or microbial pathogens that may have entered the bottling process. Ozone is a powerful oxidant that ensures absolute food safety. The added oxygen quickly dissipates and results in tasteless and odorless purification as compared to chlorination.

    In addition to spring water, the Company also produces purified drinking water. The Company utilizes approved local, community water sources and processes the water through reverse osmosis or distillation to remove chlorine and other chemicals frequently found in tap water. Both of these purification processes yield a product water containing less than two parts per million of total dissolved solids. The product waters are also treated through the ozonation process to ensure the absolute disinfection and the highest level of food safety.

    All of the Company's bottling plants execute to the highest quality standards possible through constant review and monitoring of Good Manufacturing Practices (the "GMP") governing such plants. The Company has ten bottling facilities located throughout British Columbia, Alberta, the Maritime Provinces of Canada, England, Scotland and the Pacific Northwestern United States.

    BRITISH COLUMBIA.  The Company operates four bottling facilities, one each in Vancouver, Victoria, Kamloops and Prince George, British Columbia. The Vancouver facility produces distilled, premium drinking water (reverse osmosis) and spring water. The Company transports the spring water from sources located in the Coastal Mountains pursuant to a non-exclusive contract without a fixed term. The bottling line in Victoria is capable of producing both spring water and premium drinking water but currently only produces premium drinking water.

    ALBERTA.  The Company's bottling facility is located in Calgary, Alberta. Premium, spring and distilled water are produced at this facility. The Company transports the spring water from a source located in the Calgary area pursuant to a non-exclusive contract. Subsequent to year end, an upgraded capacity production line was installed at this facility.

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

    SCOTLAND.  The Company operates a bottling line that processes water drawn from a 100-year old spring water source in Dumfries, Scotland. The water is processed and bottled in a bottling line operated by Natural Water Limited, a wholly-owned subsidiary of Sparkling Spring. The Company is presently constructing a new bottling facility that is expected to begin production in May 2001.

    UNITED STATES.  From its Portland, Oregon facilities, the Company processes premium drinking water, as well as spring water shipped from a source in the Cascade Mountains pursuant to a non-exclusive contract without a fixed term. From its Seattle, Washington facility, the Company processes premium drinking water and spring water. In addition, the Company also produces 1 gallon and 2 1/2 gallon retail packages at its Seattle facility which are sold throughout the Pacific Northwest.

    The following table provides certain information regarding the Company's bottling facilities:

LOCATION	TYPE OF WATER	BOTTLING CAPACITY
Vancouver, British Columbia	Premium Drinking	2,000 bottles per hour
Spring
Distilled
Victoria, British Columbia	Premium Drinking	225 bottles per hour
Kamloops, British Columbia	Premium Drinking	300 bottles per hour
Prince George, British Columbia	Premium Drinking	125 bottles per hour
Spring
Calgary, Alberta	Premium Drinking	600 bottles per hour
Spring
Distilled
Valley, Nova Scotia	Spring	485 bottles per hour
Distilled
Buckinghamshire, England	Spring	1,200 bottles per hour
Dumfries, Scotland	Spring	300 bottles per hour
Portland, Oregon	Premium Drinking	600 bottles per hour
Fluoridated Drinking
Spring
Seattle, Washington	Premium Drinking	450 bottles per hour
Spring
Distilled

SALES AND MARKETING

    The Company markets its products principally through telephone directory yellow page advertisements, newspaper advertisements, mall shows, coupons, product sponsorship programs, direct mail, radio commercials and various referral programs. The Company's marketing activities are supported by the efforts of approximately 130 salaried sales and marketing personnel. Almost half of the Company's new customers are derived from incoming telephone calls resulting from yellow page advertisements, the key advertising vehicle for the Company. To supplement this effort, the Company's marketing team solicits potential new customers in specific geographical areas in which the Company desires to increase the density of existing routes or in which it desires to establish new routes. A potential new customer may be offered various introductory promotions including a free trial offer. The Company's marketing activity emphasizes the benefits of bottled water, the convenience of a water cooler as well as the associated regular delivery of bottled water and, to a lesser extent, the creation of brand awareness.

    An important part of the Company's sales, marketing and customer service strategy is its focus on retaining customers. The Company has historically experienced a relatively high retention rate (70-80%)

of its water cooler rental agreements. The Company's retention rate remained unchanged in 2000 at approximately 71% on an annual basis, which management believes is about equal to the industry average. The reduction in the Company's retention rate in 1999 and 2000 resulted principally from a decision to tighten its accounts receivable and collection policies. The Company expects to improve upon its customer retention rate in 2001. Generally, the Company has also increased the customer retention rate of the businesses it has acquired. The Company's primary strategy for maximizing its retention rate is to focus on outstanding customer service. In addition, the Company employs certain strategies to retain customers who indicate they wish to discontinue receiving bottled water. Customer service representatives are compensated for the customers they help to retain.

DISTRIBUTION

    As of December 31, 2000, the Company owned or leased approximately 245 beverage trucks and employed 373 people in its distribution operations. The average cost per new truck is approximately $65,000, and the Company generally delivers to neighborhoods within a ninety minute drive from its distribution centers. Each truck has a useful life of 7 to 12 years and can hold 120 to 300 five or six-gallon bottles. The Company's drivers are generally paid on a per delivered bottle basis, promoting efficiency and higher utilization of the delivery trucks. On average, a truck driver services approximately 750 customers. The average customer typically receives delivery once every two weeks. In addition, the Company's drivers actively generate sales and are compensated for each new customer contract they originate.

    Management believes that one of the most important success factors in the delivered bottled water business is delivery route efficiency. Route efficiency is the critical cost factor in the water cooler business, as the average cost of local delivery per bottle is over five times the cost of preparing and filling one bottle for distribution. However, the marginal distribution cost of an additional bottle on an existing route is relatively low.

COMPETITION

    The Company competes in the "alternative to tap water" market in two areas. First, it competes directly with other home and office delivery bottled water companies in its geographic markets. This segment is highly fragmented with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. The Company believes it has a leading market share position in British Columbia and the Maritime Provinces of Canada, and Oregon in the U.S. Furthermore, management believes it has the second largest market share position in Alberta and the UK and the third largest market share position in the Washington market. Management believes that its access to capital, professional management, and reporting and accounting systems are equal to or greater than those of its local competitors in these markets. The Company believes quality of service and reliability of delivery are the primary competitive factors in the water cooler business and the Company believes it competes favorably in both of these areas. Additionally, the Company believes that the capital intensity of its operations creates significant barriers to entry in its markets.

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

    The "alternative to tap water" industry also includes a number of well-established, well-capitalized companies, most of which do not currently compete directly in the Company's markets. These include

Nestle S.A., which owns Perrier and the Perrier Group of America. Perrier Group of America operates the Arrowhead, Poland Spring, Zephyrills, Ozarka, Oasis and Great Bear brands. Suntory owns the Belmont Springs, Hinkley & Schmitt, Crystal, Kentwood, and Polar brands and competes with the Company in the Pacific Northwest United States. Group Danone owns the Evian, Danone and Sparkletts brands and operates the Sparkletts home and office business in the United States and the Crystal Spring (Toronto), Spring Valley, and Laurentian businesses home and office operations in Ontario and Quebec, Canada. A. S. Watson, a division of Hutchinson Whampoa Limited, is a large Hong Kong trading company that has recently purchased a number of Home and Office businesses in the UK and is now number one in that market. Ionics Incorporated operates the Aquacool businesses and competes with the Company in England. In addition, Vivendi S. A., a French company which acquired United States Filter Corporation and its Culligan operations competes in the home and office water cooler business and water filtration segments either directly or indirectly through franchisees in most of the Company's markets.

CUSTOMERS

    The Company has grown from a base of approximately 8,000 water coolers in 1991 to a base of approximately 182,600 water cooler customer locations as of December 31, 2000. No customer accounted for more than 1% of the Company's revenue in 2000. Approximately 60% of the Company's revenue in 2000 was derived from sales to commercial establishments, with the balance attributable to residential customers. Substantially all of the Company's United Kingdom customers are commercial establishments. The Company's commercial customers include both large established businesses and smaller regional and local shops, offices, warehouses and production facilities. The Company's customers include companies such as the British Airport Authority, British Telecom and the Royal Bank of Scotland in the United Kingdom, Canadian Forest Products, HSBC Bank Canada and Toronto Dominion Bank in Canada and PCC Structurals, Inc. and United Parcel Service in the United States. Management believes that the diversity of its customer base protects the Company from reliance on any one customer or a particular industry segment. In addition, the Company has a number of short term bottling contracts with independent beverage companies, including Pepsi-Cola in Canada, as well as with supermarkets such as Fred Meyer, Inc. and Safeway, Inc. in the United States.

EMPLOYEES

    As of December 31, 2000, the Company had approximately 797 full-time employees, of which 130 were in sales and services, 373 in distribution, 137 in production and warehouse and 157 in administration. Temporary workers are used during peak demand periods. Except for approximately 120 employees in Western Canada, the workforce is not subject to collective bargaining agreements. The Company believes that it enjoys good relations with its employees.

SEASONALITY

    Bottled water sales are subject to seasonal variations with decreased sales during cold weather months and increased sales during warm weather months. Water cooler rentals are typically paid monthly and mitigate the seasonal effect of water sales.

FOREIGN OPERATIONS

    For the year ended December 31, 2000, on a currency adjusted basis, approximately 43% of the Company's revenue was generated in Canada in Canadian dollars, 36% of the Company's revenue was generated in the United Kingdom in Pounds Sterling and 21% of the Company's revenue was generated in the U.S. in U.S. dollars. In addition, a substantial portion of the expenses incurred by the Company during that period were denominated in currencies other than U.S. dollars. Foreign operations are subject to a number of special risks, including, but not limited to, risks with respect to fluctuations in currency exchange rates, regional and national economic conditions, economic and political destabilization, other disruptions of markets, restrictive actions by foreign governments (such as restrictions on transfer of funds and unexpected changes in regulatory environments), changes in foreign laws regarding trade and investment and foreign tax laws.

    The Company generally does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks. However, on December 2, 1997, the Company entered into cross currency swap transactions in Canadian dollars (notional amount of $28 million) and British Pounds Sterling (notional amount of $30 million) for the purpose of managing risks associated with future foreign currency fluctuations. The Canadian dollar swap was terminated in October, 1998 and the British Pounds Sterling swap was terminated in September, 2000. Concurrent with the termination of the pounds sterling swap, the Company entered into a new $30 million U.S. three year cross currency interest rate swap in Canadian dollars (the "Canadian Swap"). Under the terms of the Canadian Swap, the Company was to receive 11.5% payable semi-annually on a $30 million U.S. dollar notional amount in return for paying 10.91%, payable semi-annually on a $44.31 million Canadian notional amount. The terms of the Canadian Swap also call for the Company to receive $30 million U.S. in exchange for $44.31 million Canadian on November 15, 2003. In December 2000, Sparkling Spring Water Limited received cash proceeds of $0.9 million pursuant to entering into a mirror swap to the Canadian Swap (the "Mirror Swap"). Subsequent to year end, the Company closed out the Canadian Swap and the Mirror Swap for proceeds of nil.

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

    CANADA.  In Canada, bottled water is considered a food product and, as such, is governed by the Federal Department of Health and Welfare—Health Protection Branch under the Food and Drug Act. Packaged waters in Canada are also subject to Health Canada's "Division 12—Regulation for Packaged Water and Ice" and the "Guidelines for Canadian Water Quality". The Company's production sites are audited annually by the Food Protection Branch of the Canadian Food Inspection Agency (CFIA) according to the Good Manufacturing Practices governing such plants. In addition to the government plant audits, the Company's bottling facilities are subject to annual unannounced plant audits by the National Sanitation Foundation (the "NSF"). The NSF is an independent international inspection and auditing firm under contract by the industry to further ensure the GMP and quality of bottled water in Canada, the United States and Europe.

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

ITEM 2.  DESCRIPTION OF PROPERTY

    The Company maintains corporate headquarters in Vancouver, British Columbia. The following table sets forth certain information relating to each of the Company's facilities:

LOCATION	SIZE SQ. FT.	PURPOSE	OWNED/ LEASED	LEASE EXPIRATION
CANADA:
Dartmouth, Nova Scotia	14,000	Offices, Distribution	Leased	June 2002

Valley, Nova Scotia	14,500	Bottling, Distribution, Spring Site	Owned	N/A
Sydney, Nova Scotia	4,500	Offices, Distribution	Leased	Monthly
Yarmouth, Nova Scotia	2,000	Offices, Distribution	Leased	Nov. 2005
Moncton, New Brunswick	3,700	Offices, Distribution	Leased	June 2001
Saint John, New Brunswick	4,300	Offices, Distribution	Leased	May 2003
Charlottetown, PEI	2,000	Offices, Distribution	Leased	Jan 2005
Calgary, Alberta	27,600	Offices, Bottling, Distribution	Owned	N/A
Edmonton, Alberta	7,800	Offices, Distribution	Leased	Nov. 2002
Grande Prairie, Alberta	4,800	Distribution	Leased	Oct. 2001
Vancouver, British Columbia	45,000	Corporate Headquarters Bottling, Distribution	Leased	May 2011
North Vancouver, British Columbia	9,000	Offices, Warehouse (Sub-leased to third party)	Leased	May 2002
Victoria, British Columbia	7,250	Offices, Bottling, Distribution	Leased	Feb. 2003
Nanaimo, British Columbia	1,300	Distribution	Leased	July 2001
Kamloops, British Columbia	10,000	Offices, Bottling, Distribution	Leased	Feb. 2003
Prince George, British Columbia	9,000	Offices, Bottling, Distribution	Leased	May 2005
UNITED KINGDOM:
Tewkesbury, England	8,600	Offices, Distribution	Leased	Apr. 2008
High Wycombe, England	18,000	Offices, Distribution	Leased	Dec. 2006
High Wycombe, England	18,000	Bottling	Leased	Dec. 2006
Warrington, England	4,000	Offices, Distribution	Leased	Dec. 2002
Newcastle, England	1,000	Offices, Distribution	Leased	July 2002
Arklo Road, England	8,000	Offices, Distribution	Leased	Oct. 2006
Waltham Park, England (March 2001)	8,000	Offices, Distribution	Leased	Feb. 2006
Glasgow, Scotland	4,500	Offices, Distribution (For Sublease)	Leased	June 2004
Hamilton, Scotland	33,000	Offices, Distribution, Bottling	Owned	N/A
Dumfries, Scotland	4,000	Bottling	Leased	June 2009
Dundee, Scotland	2,500	Offices, Distribution	Leased	Feb. 2005
Broxburn	5,000	Offices, Distribution (For sublease)	Leased	Apr. 2003
UNITED STATES:
Portland, Oregon	30,000	Bottling, Distribution, Offices	Leased	Oct. 2007
Portland, Oregon	7,000	Distribution (Sub-leased)	Leased	June 2007
Seattle, Washington	25,000	Bottling, Distribution, Offices	Leased	Oct. 2002

    All of the Company's bottling and distribution facilities, in the opinion of the Company's management, have been adequately maintained, are in good operating condition and generally have sufficient capacity to handle present sales volume and expected volume through the end of 2001 except the Company's Dumfries, Scotland facility which is being replaced with the Hamilton, Scotland facility in May 2001.

ITEM 3.  LEGAL PROCEEDINGS

    The Company is not a party to any litigation other than routine legal proceedings incidental to its business. Management does not expect that these proceedings will have a material adverse effect on the Company.

ITEM 4.  CONTROL OF REGISTRANT

    Sparkling Spring Water Holdings Limited ("Holdings") owns all of the outstanding shares of Sparkling Spring. Mr. Krediet, Chairman and CEO, owns 38.1% of the outstanding Common Stock of Holdings. Clairvest Group, Inc., a Canadian corporation, is the holder of 26.1% of the outstanding Common Stock and Egeria B.V. owns 19.5% of the outstanding Common Stock. To the Company's knowledge, the Company is not directly or indirectly owned or controlled by any foreign government.

    Sparkling Spring, G. John Krediet, Clairvest, Egeria B.V., Stephen L. Larson, Lucy Stitzer, Stewart E. Allen, K. Dillon Schickli and certain other shareholders of Holdings are parties to a Shareholder Agreement, dated July 2000 (the "Shareholder Agreement") which sets forth various arrangements, the operation of which could at a subsequent date, result in a change of control of Holdings. For a more detailed discussion of the provisions of the Shareholder Agreement, see Item 13—Interest of Management in Certain Transactions—Shareholder Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth as at December 31, 2000 certain information regarding the ownership of Common Stock of Holdings with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of Sparkling Spring's directors, (iii) each person named in the Summary Compensation Table and (iv) all directors and officers as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned. Unless otherwise indicated, the address for each shareholder is in care of the Company, 6560 McMillan Way, Vancouver, British Columbia, V6W 1L2.

    As at December 31, 2000 there were outstanding an aggregate of 6,663,416 shares of Common Stock (of which 186,672 are non-voting) and an aggregate of 88,000 warrants to purchase voting shares and 688,464 options to purchase non-voting shares of Common Stock. A four to one stock split was completed in 2000. Upon completion of the stock split, four shares and warrants and options to acquire shares were received in exchange for each share, warrant and option previously outstanding. All shares of Common Stock issuable upon exercise of options are not entitled to vote on matters submitted to a vote of the shareholders of Holdings.

BENEFICIAL OWNERSHIP(1)

NAME OF BENEFICIAL OWNER	SHARES OF COMMON STOCK		PERCENT
G. John Krediet	2,571,260	(2)	38.1%
Clairvest Group Inc. Toronto, Ontario	1,746,600	(3)	26.1%
Egeria B.V., Netherlands	1,301,436		19.5%
Stephen L. Larson	515,876	(4)	7.7%
Stewart E. Allen	379,872	(5)	5.4%
Lucy M. Stitzer	388,000	(6)	5.8%
Michael Bregman	—	(7)	—
Kenneth B. Rotman	—	(8)	—
Jan Niessen	—	(9)	—
K. Dillon Schickli	101,100	(10)	1.5%
C. Sean Day	45,120	(11)	*
All Directors and Executive Officers as a Group (8 persons)	3,483,352		48.5%

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

(2)
Includes 33,000 and 44,852 shares of Common Stock issuable upon exercise of options and warrants respectively. Does not include 480,356 shares owned by Mr. Larson subject to a Voting Agreement (see note 4) with respect to which Mr. Krediet disclaims beneficial ownership.

(3)
Includes 26,920 shares of Common Stock issuable upon exercise of warrants.

(4)
Includes 24,000 shares and 7,520 shares of Common Stock issuable upon exercise of options and warrants respectively. The shares are subject to a Voting Agreement between Mr. Larson and Mr. Krediet.

(5)
Includes 350,464 and 360 shares of Common Stock issuable upon exercise of options and warrants respectively.

(6)
Includes 5,980 shares of Common Stock issuable upon exercise of warrants.

(7)
Excludes 1,746,600 shares and warrants for shares held by Clairvest Group Inc., of which Mr. Bregman, a Director of Sparkling Spring, is a Director, and with respect to which Mr. Bregman disclaims beneficial ownership.

(8)
Excludes 1,746,600 shares and warrants for shares held by Clairvest Group Inc., of which Mr. Rotman, a Director of Sparkling Spring, is Co-Chief Executive Officer and a Managing Director, and with respect to which Mr. Rotman disclaims beneficial ownership.

(9)
Excludes 1,301,436 shares held by Egeria B.V. of which Mr. Niessen, a Director of Sparkling Spring, is Managing Director, and with respect to which Mr. Niessen disclaims beneficial ownership.

(10)
Includes 77,100 shares of Common Stock issuable upon exercise of options.

(11)
Includes 19,000 and 572 shares of Common Stock issuable upon exercise of options and warrants respectively.

ITEM 5.  NATURE OF TRADING MARKET

    As of the date of this Report, there is no principal non-United States or United States trading market for the Notes. As at December 31, 2000, approximately $83.6 million principal amount of the Notes were held by approximately 20 record holders in the United States and were trading at an approximate aggregate value of $55.2 million.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

    As of the date of this Report, there are no governmental laws, decrees or regulations in Canada that restrict the remittance of interest or other payments to non-resident holders of the Notes.

ITEM 7.  TAXATION

    The following summary describes the principal Canadian federal income tax consequences generally applicable to a holder of a Note, who for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and at all relevant times, is a non-resident of Canada, deals at arm's length with the Company, and does not use or hold and is not deemed to use or hold the Note in the course of carrying on a business in Canada and is not an insurer that carries on an insurance business in Canada and elsewhere.

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

ITEM 8.  SELECTED FINANCIAL DATA

    The following selected historical consolidated financial data of the Company for the five years ended December 31, 2000 has been derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent public accountants. The information set forth below should be read in conjunction with Item 9—Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company including the notes thereto, included in Item 18 of this Report.

	YEAR ENDED DECEMBER 31,
(dollars in thousands)	1996	1997	1998	1999	2000
INCOME STATEMENT DATA:
Revenue	$27,326	$42,074	$56,410	$63,918	$69,296
Cost of sales	4,676	7,992	10,658	11,585	12,819
Selling, delivery and administrative expenses(3)	15,756	22,869	34,040	35,196	37,284
Depreciation and amortization	3,842	5,692	8,880	10,319	11,168
Interest expense	2,481	5,018	9,714	11,661	8,079
Net income (loss) before extraordinary items and cumulative effect of a change in depreciation policy(3)	166	(4,524)	(8,711)	(4,473)	(1,016)
Net income (loss)(3)	(307)	(5,358)	(8,711)	(1,769)	44
OTHER DATA:
EBITDA(1)(3)	$6,894	$11,213	$11,712	$17,137	$19,193
EBITDA margin	25.2%	26.7%	20.8%	26.8%	27.7%
Ratio of EBITDA to interest expense	2.78	2.23	1.21	1.47	2.38
Cash provided by (used in) operating activities	3,216	(495)	(1,441)	4,803	3,507
Cash used in investing activities	24,168	33,898	24,618	11,156	16,148
Cash provided by (used in) financing activities	22,669	60,005	8,598	(3,381)	13,044
Net capital expenditures	6,736	6,038	8,094	9,372	10,901
Water cooler customer location base	68,614	115,037	149,000	160,300	182,600
BALANCE SHEET DATA:
Cash and cash equivalents	$2,231	$27,507	$9,728	$567	$556
Total assets	44,409	106,998	107,863	103,061	106,746
Long-term debt(2)	30,474	104,799	112,316	107,426	113,576
Common shareholder's equity (deficiency)	6,772	(8,960)	(19,560)	(19,839)	(23,285)

(1)
"EBITDA" means operating profit plus depreciation, amortization and integration and related expenses. For 2000, EBITDA reported in the Table is prior to deduction of integration and related expenses of $464,000 (1999—$93,000, 1998—$1.8 million). EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or to incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flow from operations as a measure of liquidity in accordance with generally accepted accounting principles.

(2)
Includes amounts due under capital lease obligations, other debt, non-compete agreements, Senior Bank Debt (including current maturities) and the Notes.

(3)
For 2000, selling, delivery and administrative expenses, net income (loss) before extraordinary items and cumulative effect of a change in depreciation policy, net loss and EBITDA in the Table exclude $1.6 of administrative expenses (including amounts owed to CFCC pursuant to the

  Management Agreement—See Item 13) assumed by Holdings which otherwise would have been expensed by the Company.

    The above financial information includes the results of operations of the following companies from their dates of acquisition as follows: Canadian Springs Water Company Limited: January 18, 1996; Water Jug Enterprises Limited: May 19, 1996; D&D and Company, Inc.: January 2, 1997; Withey's Water Softening & Purification Limited: January 28, 1997; High Valley Water Limited: January 30, 1997; Marlborough Employment Limited: February 5, 1997; Soja Enterprises, Inc.: June 4, 1997; Crystal Springs Bottled Water Co., Inc.: June 23, 1997; Cullyspring Water Co., Inc.: October 23, 1997; Crystal Springs Drinking Water Inc.: December 17, 1997; Coastal Mountain Water Corp: February 24, 1998; Krystal Fountain Water Co. Limited: May 16, 1998, the Springfield Water Division of Brio Beverages, Inc.: August 31, 1998, the Misty Mountain Water Division of Baxter Foods Limited: November 27, 1999; Cool Spring Water Company Limited: May 31, 2000; Rocky Mountain Springs Water, Inc.: July 17, 2000 and the assets of Sparta Water, Inc.: August 8, 2000.

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

	YEAR ENDED DECEMBER 31,
	1996	1997	1998	1999	2000
CANADIAN DOLLAR
High for the year	0.753	0.749	0.710	0.693	0.697
Low for the year	0.721	0.695	0.634	0.654	0.641
End of year	0.730	0.700	0.650	0.693	0.667
Average for the year	0.733	0.722	0.674	0.673	0.673
BRITISH POUND STERLING
High for the year	1.711	1.712	1.722	1.677	1.654
Low for the year	1.497	1.580	1.611	1.552	1.400
End of year	1.705	1.642	1.663	1.615	1.496
Average for the year	1.560	1.638	1.657	1.617	1.516

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH ITEM 8—SELECTED FINANCIAL DATA AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, AND THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS REPORT.

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

    In 2000, the Company generated approximately 22% of its total revenue from the rental of water coolers. The Company typically charges its customers a monthly, quarterly or annual water cooler rental charge. Total rental revenue is a function of the size of the Company's water cooler base and the monthly cooler rental charge. From January 1, 1996 to December 31, 2000, the Company's customer location base increased over 500% from 30,300 to 182,600. The Company's average monthly cooler rental charge remained relatively stable during this period.

    Revenue from the sale of bottled water to commercial and residential customers, which accounted for approximately 66% of the Company's total revenue in 2000, is driven by a number of factors, including the water cooler base, consumption of bottled water per customer and the price charged per bottle of water. Approximately 91% of the water sales were in 5-gallon, 6-gallon or 3-gallon returnable containers made for dispensing through water coolers and the remaining 9% of the sale of bottled water(or 7% of total revenues) was from the sale of water in smaller retail packages primarily to wholesalers and retailers.

    The remaining 12% of the Company's total revenue in 2000 was generated from related activities, including the sale of paper cups, cooler sanitation services, coffee, water filtration devices and water through vending machines. The Company plans to continue these ancillary activities to maximize the profitability of its established distribution system.

    Since 1995, the Company has substantially improved its sales and EBITDA by increasing its base of water coolers through internal growth and acquisitions. The Company's operations are characterized by relatively high fixed costs due to the significant investment required to establish a bottling and distribution infrastructure. As the Company grows its revenue base by acquiring and consolidating new routes within its existing route structure, operating costs should decline as a percentage of revenue. This operating leverage is driven by the following factors: (i) improved route efficiency; (ii) consolidation of production and distribution facilities; (iii) realization of savings from greater purchasing volume; (iv) elimination of duplicative administrative costs; (v) improved management control through centralized accounting and reporting systems; and (vi) enhanced marketing efficiency. As a result, positive changes in revenue tend to have a larger corresponding impact on EBITDA and operating income. The continued consolidation of production and distribution capabilities is a key component of the Company's business strategy both within its current markets and in any new markets it may enter. Consequently, the Company expects operating expenses to grow at a rate less than that of anticipated revenue growth.

    For certain financial information relating to each of the geographic regions in which the Company operates, see Note 24 to the Notes to Consolidated Financial Statements of Sparkling Spring Water Group Limited included in Item 18 of this Report.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain statement of operations and other data of the Company.

	YEAR ENDED DECEMBER 31
	1998	1999	2000
Revenue	100%	100%	100%
Cost of sales	18.9	18.1	18.5
Selling, delivery and administrative
expenses (excludes acquisition charges)	60.3	55.1	53.8
EBITDA	20.8	26.8	27.7
Depreciation and amortization	15.7	16.1	16.1
Interest expense	17.2	18.2	11.7
Net loss before
extraordinary items	(15.4)	(7.0)	(1.5)
Net income (loss)	(15.4)	(2.8)	0.1

YEAR ENDED DECEMBER 31, 2000 TO YEAR ENDED DECEMBER 31, 1999

    REVENUE.  Revenue increased $5.4 million, or 8.4%, to $69.3 million in 2000 compared to $63.9 million in 1999. Of this increase, approximately $3.6 million or 5.6% resulted from the inclusion of revenue from the acquisitions of Cool Spring Water Company Limited in May 2000, Rocky Mountain Springs Water, Inc. in July 2000, the purchase of the assets of Sparta Water Inc. in August 2000 and from the inclusion of full year results for Misty Mountain which was acquired in November 1999. The decline in the pound sterling and a slight decline in the Canadian dollar reduced revenues by $1.7 million or 2.7%. The remaining $3.5 million increase, or 5.5%, was due to growth in the Company's higher margin Home and Office business in its existing territories.

    COST OF SALES.  Cost of sales increased $1.2 million, or 10.7%, to $12.8 million in 2000 compared to $11.6 million in 1999. Cost of sales as a percentage of revenue increased to 18.5% in 2000 from 18.1% in 1999 primarily driven by the higher mix of sales of the Company's lower margin, higher cost small sized packages.

    SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES.  Selling, delivery and administrative expenses increased $2.1 million, or 5.9%, to $37.3 million in 2000 compared to $35.2 million in 1999. Selling, delivery and administrative operating costs as a percentage of revenue decreased 1.3% to 53.8% in 2000 from 55.1% in 1999. This decrease is primarily attributable to the absorption of $1.6 million of executive and administrative expenses by Sparkling Spring Water Holdings Limited in 2000 and reduced charges for bad debts. These reductions were partially offset by higher fuel costs of $0.7 million and increased distribution expenses.

    EBITDA.  For the reasons stated above, EBITDA in 2000 increased by $2.1 million, or 12.0%, to $19.2 million from $17.1 million in 1999. The reported increase in EBITDA was reduced by approximately $0.7 million due to a significant decrease in the Pound Sterling exchange rate during 2000. As a percentage of revenue, EBITDA increased to 27.7% in 2000 from 26.8% in 1999.

    DEPRECIATION AND AMORTIZATION.  Depreciation and amortization expense increased $0.9 million or 8.2% to $11.2 million in 2000 from $10.3 million in 1999. This increase was due to significant increases in fixed assets and goodwill as a result of both the acquisitions consummated in 1999 and 2000 and also the Company's capital expenditure program. Both the 2000 and 1999 balances have been calculated using the straight line method of depreciation which was adopted by the Company commencing in 1999.

    INTEREST EXPENSE.  Interest expense decreased $3.6 million, or 30.7%, to $8.1 million in 2000 from $11.7 million in 1999. Of this decrease, $3.3 million related to increased benefits in 2000 from the Company's foreign currency swap. In 1999, the Company recorded a $1.1 million reduction in interest expense related to the mark to market adjustment on the Company's Pound Sterling swap. In 2000, the Company recorded a further reduction in interest expense of $4.4 million prior to the close-out of the Company's Pounds Sterling and Canadian dollar swaps. The Company's cash interest expense decreased $0.2 million in 2000 as interest on higher borrowings for acquisitions and capital expenditures was offset by lower blended interest rates due to the repurchase in 1999 and 2000 of the Company's higher interest rate Senior Subordinated Notes.

    NET LOSS.  Net loss decreased $1.8 million or 56.8% from a net loss of $1.8 million in 1999 to net income of $44,000 in 2000 due principally to the Company's improved operating performance and an extraordinary gain of $1.1 million on the repurchase of outstanding Senior Subordinated Notes.

YEAR ENDED DECEMBER 31, 1999 TO YEAR ENDED DECEMBER 31, 1998

    REVENUE.  Revenue increased $7.5 million, or 13.3%, to $63.9 million in 1999 compared to $56.4 million in 1998. Of this increase, approximately $0.2 million or 0.3% resulted from the inclusion of revenue from the acquisition of Misty Mountain acquired in November 1999 and $2.2 million or 3.9% from inclusion of full year results for the Springfield, Krystal and Coastal Mountain businesses acquired during 1998. The decline in the pound sterling and a slight decline in the Canadian dollar reduced revenues by $0.7 million or 1.2%. The remaining $5.8 million increase, or 10.3%, was due to growth in the Company's higher margin Home and Office business in its existing territories.

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

    INTEREST EXPENSE.  Interest expense increased $2.0 million, or 20.0%, to $11.7 million in 1999 from $9.7 million in 1998. Of this increase, $1.4 million related to reduced benefits in 1999 from the Company's foreign currency swap. In 1998 the company recorded a $3.4 million reduction in interest expense prior to the close-out of its Canadian dollar swap and a $0.9 million increase in interest expense on the mark to market of its Pound Sterling swap. In 1999, the Company recorded a $1.1 million reduction in interest expense related to the mark to market adjustment on the Company's Pound Sterling swap. The Company's cash interest expense increased $0.4 million in 1999 due to higher borrowings for its acquisitions and capital expenditures offset partially by a lower blended interest rate due to the repurchase of $11.9 million of the Company's higher interest rate Senior Subordinated Notes.

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

    Net cash provided by operating activities was $3.5 million for the year ended December 31, 2000 and $4.8 million for the year ended December 31, 1999. Net cash used in investment activities was $16.1 million for the year ended December 31, 2000 and $11.2 million for the year ended December 31, 1999. The 2000 amount includes $5.2 million related to the acquisitions of Cool Spring Water Company Limited, Rocky Mountain Springs Water, Inc. and the purchase of the assets of Sparta Water Inc. The 1999 amount includes $1.4 million related to the acquisition of Misty Mountain and $0.4 million from adjustment of acquisition costs for companies acquired prior to 1999. Capital expenditures include expenditures related to the addition of bottling lines at existing facilities, construction of new bottling facilities, and the purchase of water bottles, water coolers and delivery trucks. The Company made net capital expenditures of $10.9 million in the year ended December 31, 2000 and $9.4 million in 1999. The 2000 balance includes approximately $3.7 million related to the purchase of a new building in Scotland which provides administrative and production facilities which are expected to be in operation by May 2001. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $8.7 million in 2001.

    The Company believes that existing cash balances together with cash generated from operations and available borrowings under its existing credit facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 2001 as well as some acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that additional capital will be available to the Company on terms and conditions acceptable to the Company.

THE SUBORDINATED NOTES

    Pursuant to a Purchase Agreement dated November 14, 1997, Sparkling Spring sold unregistered 11.5% Senior Subordinated Notes due 2007 (the "Private Notes") in an aggregate principal amount of

$100 million to BT Alex. Brown Incorporated and NatWest Capital Markets Limited (the "Initial Purchasers") in a transaction not registered under the Securities Act in reliance upon the private offering exemption under Section 4(2) of the Securities Act. Pursuant to a Prospectus dated April 1, 1998, under a Registration Statement declared effective on that date under the Securities Act, Sparkling Spring commenced an offer (the "Exchange Offer") to exchange $1,000 principal amount of its registered 11.5% senior subordinated notes due 2007 (the "Exchange Notes") for each $1,000 principal amount of the Private Notes. The form and terms of the Exchange Notes are identical in all material respects to those of the Private Notes, except for certain transfer restrictions and registration rights relating to the Private Notes and except for certain interest provisions relating to such registration rights. The Exchange Notes also have the same redemption terms as the Private Notes. The Exchange Notes evidence the same indebtedness as the Private Notes and were issued pursuant to, and entitled to the benefits of, an Indenture, dated as of November 19, 1997 governing the Private Notes and the Exchange Notes (the "Indenture"). As of December 31, 2000 the principal amount of outstanding Notes was $83.6 million.

    The Subordinated Notes are redeemable at Sparkling Spring's option, in whole or in part, on and after November 15, 2002 at specified redemption prices, plus accrued and unpaid interest to the date of redemption. The Subordinated Notes are general unsecured obligations of Sparkling Spring and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture). The Subordinated Notes rank pari passu in right of payment with any future senior subordinated indebtedness of Sparkling Spring and will rank senior in right of payment to all other subordinated obligations of Sparkling Spring. The Subordinated Notes are fully and unconditionally guaranteed on a senior subordinated basis by the all of the Company's existing and future subsidiaries (the "Subsidiary Guarantors"). The guarantees are general unsecured obligations of the Subsidiary Guarantors and are subordinated in right of payment to all existing and future Guarantor Senior Indebtedness (as defined in the Indenture). The guarantees rank pari passu with any future senior subordinated indebtedness of the Subsidiary Guarantors and rank senior in right of payment to any other subordinated obligations of the Subsidiary Guarantors.

    Under the Indenture, Sparkling Spring has the ability to incur additional indebtedness and in May 1998, the Company entered into a Senior Credit Agreement (the "Senior Credit Facility") with Toronto-Dominion Bank, Toronto-Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch (collectively "Toronto Dominion") which was subsequently revised and now provides a secured senior credit facility of approximately $37 million. See—"Senior Credit Facility".

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

    As at December 31, 2000, the Company was in compliance with all of the financial covenants under the Senior Credit Facility. The Senior Credit Facility provides the Company with operating flexibility and is structured as a multi—currency facility. The Senior Credit Facility provides for a $15 million operating line (the "Operating Line Facility")which is renewable annually by April 30th, a $13 million five year acquisition facility (the "Acquisition Facility") and a $9 million five year term loan (the "Term Loan Facility") which was available for the Company to repurchase certain of the Company's outstanding Subordinated Notes Payable. Subsequent to year end, the Company's Operating Line Facility was renewed to April 30, 2002. In December 2000, $3 million was transferred from the Acquisition Facility to the Term Loan Facility as permitted under the terms of the Senior Credit facility. The Company's payment obligation under the Senior Credit Facility is secured by a first priority security interest in substantially all of the assets of the Company. Obligations under the Senior Credit Facility rank senior to the payment of the Notes.

    Amounts outstanding under the Senior Credit Facility bear interest at specified rates based on the Canadian prime, U.S. prime, Sterling Libor and U.S Libor rates. As of December 31, 2000, the Company had approximately $7.5 million in direct borrowings and $2.6 million in letters of credit outstanding under the $15 million operating line, $6.0 million outstanding under the Acquisition Facility and $12.1 million outstanding under the Term Loan Facility. The outstanding amount under the Term Loan Facility exceeded the facility limit due to the increase in value of the Canadian dollar at year-end. Subsequent to year-end, the amount outstanding under the Term Loan Facility decreased below the term loan limit as a result of a decrease in the value of the Canadian dollar.

    The Senior Credit Facility contains covenants, customary for transactions of this type, including, without limitation, (i) restrictions on the incurrence of indebtedness, leases, liens and contingent obligations, other than indebtedness represented by the Subordinated Notes, indebtedness under the Senior Credit Facility and liens incurred in the normal course of business, (ii) restrictions on mergers, acquisitions, sales of assets, investments and transactions with affiliates, (iii) restrictions on dividends and other payments with respect to shares of the Company's capital stock and (iv) restrictions on capital expenditures. Additionally, the Senior Credit Facility contains, among others, the following financial covenants and coverage tests in 2000: (i) the ratio of senior debt (consisting of amounts outstanding under the Facility, vendor debt, capital leases and permitted encumbrances) to Adjusted EBITDA (on a rolling four quarter basis) shall not exceed 3.0:1.0; (ii) Adjusted EBITDA (on a rolling four quarter basis) shall not be less than 175% of total interest expense less amortization of non-cash interest amounts (iii) Adjusted EBITDA (on a rolling four quarter basis) less capital expenditures less income taxes paid shall not be less than 120% of the amount of interest due under the Senior Credit Facility plus payments of principal under the Senior Credit Facility and permitted encumbrances and (iv) the ratio of total debt (consisting of senior debt and the Subordinated Notes) to Adjusted EBITDA (on a rolling four quarter basis) shall not exceed 6.0:1.0.

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

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-

looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes", "forecasts", "intends", "possible", "expects", "estimates", "anticipates", or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls); (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with currency fluctuations (x) risks associated with an increase in costs required to produce and deliver the Company's products to its customers (ix) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company generally does not engage in transactions in the ordinary course of its business to hedge itself against exposure to currency risks. However, on December 2, 1997, the Company entered into cross currency swap transactions in Canadian dollars (notional amount of $28 million) and British Pounds Sterling (notional amount of $30 million) for the purpose of managing risks associated with future foreign currency fluctuations. The Canadian dollar swap was terminated in October, 1998 realizing cash proceeds of $3.4 million and the British Pounds Sterling swap was terminated in September 2000 realizing cash proceeds of $4.1 million. Concurrent with the termination of the Pounds Sterling swap, the Company entered into a new $30 million U.S. swap in Canadian dollars—the "Canadian Swap". In December 2000, Sparkling Spring Water Limited received cash proceeds of $0.9 million pursuant to entering into a mirror swap to the Canadian Swap—the "Mirror Swap". Subsequent to year end, the Company closed out the Canadian Swap and the Mirror Swap for proceeds of nil.

    The value of these swaps is marked-to-market. At December 31, 2000 the value of the Canadian Swap and the Mirror Swap was $0.7 million. A total of $4.4 million has been recorded as a decrease in interest expense (1999—$1.1 million) as result of the swap activity completed during the year. At December 31, 1999 the Pound Sterling swap had a value of $318,000 in favor of the Company.

    The Company occasionally enters into short term foreign currency forward transactions to hedge known payments denominated in one of its other currencies or future cash flows from the Company's operations.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

    The following table sets forth certain information as of March 31, 2000 with respect to each of the directors, executive officers and key management personnel of Sparkling Spring.

NAME	AGE	POSITION WITH SPARKLING SPRING
G. John Krediet	50	Chairman of the Board of Directors and Chief Executive Officer
Stewart E. Allen	41	President and Director
Kent Dillon Schickli	47	Chief Financial Officer and Director
Michael Bregman	46	Director
C. Sean Day	51	Director
Kenneth B. Rotman	34	Director
Lucy M. Stitzer	40	Director
Jan Niessen	37	Director

    G. JOHN KREDIET has been Chairman of the Board of Directors and Chief Executive Officer of Sparkling Spring since January 1991. From 1988 until 1992 he served as Chairman of the Board of MBL, the Pepsi-Cola franchisee and former parent company of SSWL. From September 1988 through November 1990 he also served as Chairman of the Board of Eastcan Beverages Ltd., the Pepsi-Cola franchise for the territory in and around Ottawa, Ontario, Canada. Mr. Krediet initiated and managed the consolidation of the eastern Canadian Pepsi-Cola bottling business and arranged its sale to Pepsi-Cola Corporation in 1992. Mr. Krediet founded CFCC in 1987 and obtained direct control of SSWL in 1992 to use it as an acquisition vehicle for consolidating the bottled water industry. Mr. Krediet is a citizen of the Netherlands and received his graduate degree in economics from Erasmus University in Rotterdam.

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

    KENT DILLON SCHICKLI joined the Company as Chief Financial Officer of Sparkling Spring in April 1998 and joined the Board of Directors in March 2000. Mr. Schickli also serves as President of CFCC, a position he previously held from 1987 to 1992. Mr. Schickli has over 15 years of beverage industry experience including serving as a member of the Board of Directors and of the Executive Committee of MBL from 1987 to 1992 and Chief Financial Officer of a large Pepsi-Cola franchise bottler from 1981 to 1986. From 1993 to 1995, Mr. Schickli was Chief Operating Officer and a member of the Board of Directors of Affinity Group, Inc., a leading database marketing and membership management company. In 1996 Mr. Schickli served as President and a member of the Board of Directors of Ivid Communications, Inc., a leading multimedia training company. From 1997 to April 1998, Mr. Schickli was Chief Executive Officer and co-owner of Affinity Development

Group, Inc., a consulting firm. Mr. Schickli earned an MBA in Accounting from the University of Chicago, a BA from Carleton College and is a licensed Certified Public Accountant.

    MICHAEL BREGMAN has served as a member of the Board of Directors of Sparkling Spring since October 1997. Mr. Bregman is a Principal at XDL Intervest Capital Corp., a venture capital fund specializing in e-commerce and internet investments. Mr. Bregman is also a member of the Board of Directors of Clairvest Group, Inc., a Toronto-based, publicly traded merchant bank with a portfolio in excess of $200 million which invests in industries undergoing consolidation. He is the Chairman and a major shareholder of The Second Cup Ltd., a publicly traded company that is Canada's largest specialty coffee retailer. Mr. Bregman is also a member of the Board of Directors of Vincor International Inc. and Healthcentral.com. Mr. Bregman received his MBA degree in 1977 from Harvard Business School and earned a BS in Economics from The Wharton School at the University of Pennsylvania.

    C. SEAN DAY has served as a member of the Board of Directors of Sparkling Spring since March 1997. Mr. Day currently serves as Chairman of TeeKay Shipping Corporation (NYSE: TK). From 1989 until 1999, Mr. Day served as President and Chief Executive Officer of Navios Corporation, a company engaged in the worldwide operation of ocean going bulkships. Mr. Day has a wide range of experience in the shipping, finance and industrial sectors. Prior to joining Navios Corporation, Mr. Day's experience included positions with Citicorp Venture Capital Ltd. in New York, Fednav Ltd. in Montreal and Jardine, Matheson & Co., Ltd. in Hong Kong and Taiwan. Mr. Day is also a member of the Board of Directors of Kirby Corporation (NYSE: KEX), Oceanic Bank and Trust Limited, The Compass Group and Transmarine Navigation Corp. Mr. Day is a graduate of University of Cape Town and Oxford University.

    KENNETH B. ROTMAN has served as a member of the Board of Directors of Sparkling Spring since January 1996. Mr. Rotman is Co—Chief Executive Officer and a Managing Director of Clairvest, a Toronto-based $200 million merchant bank which focuses on consolidation and value investments. Mr. Rotman manages the firm's bridge financing activities and has overseen the investment of more than C$170 million in fourteen different companies, and has been personally involved in investments in the electronic security, cable television, textile, auto parts and the bottled water industries. Mr. Rotman also serves on the Board of Directors of NRI Industries, Voxcom Inc., Signature Security Group Inc. and Clairvest. Prior to joining Clairvest in October 1993, Mr. Rotman worked in the Venture Banking Division of E.M. Warburg, Pincus & Co. in New York. Mr. Rotman received a BA in Economics from Tufts University, a M.Sc. from the London School of Economics, and an MBA from New York University.

    LUCY M. STITZER has served as a member of the Board of Directors of Sparkling Spring since January 1994. Ms. Stitzer served on the Board of Directors of Cargill Inc. from 1992 to 1998. From 1990 to 1992, Ms. Stitzer was employed as an associate at Sandler O'Neill and Partners, an investment bank. Ms. Stitzer received a B.A. from Hollins College.

    JAN NIESSEN has served as a member of the Board of Directors of Sparkling Spring since September 2000. Mr. Niessen is Managing Director of Egeria B.V., an Amsterdam (NL) based private equity fund. Before joining Egeria, Mr. Niessen worked at MeesPierson Bank N.V., Corporate Finance and Capital Markets Division and also as Director of CVC (Citicorp Venture Capital). Mr. Niessen is Chairman of the Board of Directors of World View Investment Management and a Member of the Board of Directors of Koninklijke Ahrend. Mr. Niessen is a citizen of the Netherlands and received his graduate degree in economics at the Erasmus University of Rotterdam. He also holds an MBA from New York University.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

DIRECTORS AND EXECUTIVE COMPENSATION

    The following table sets forth a summary of the compensation of each executive officer of Sparkling Spring who earned in excess of $100,000 in annual salary and bonus during Sparkling Spring's year ended December 31, 2000. The Summary Compensation Table reflects all compensation paid by Sparkling Spring to its executive officers. Directors of Sparkling Spring receive no compensation for their services as Directors. Messrs. Rotman and Day were members of the Audit Committee in 2000 and were paid $1,000 for each Audit Committee meeting attended. In March 2001, Mr. Niessen replaced Mr. Day as a member of the Audit Committee. Messrs. Krediet and Schickli are compensated for their services as executive officers of Sparkling Spring directly by CFCC. See Item 13—Interest of Management in Certain Transactions—Management Agreement. Sparkling Spring provides a defined contribution pension plan for all of its employees, including its executive officers but no other pension, retirement or similar benefits to its executive officers or Directors.

SUMMARY COMPENSATION TABLE

						LONG-TERM COMPENSATION AWARDS
	ANNUAL COMPENSATION
NAME AND PRINCIPAL POSITION				OTHER ANNUAL COMPENSATION		SECURITIES UNDERLYING OPTIONS/SARS	ALL OTHER COMPENSATION
	YEAR	SALARY	BONUS
Stewart E. Allen, President	2000	$277,000	$80,600	$48,600	(1)	—	$75,100	(2)
	1999	$270,000	$117,500	$50,800	(1)	—	$61,600	(2)
	1998	$186,000	—	$17,200	(1)	—	$23,200	(2)

(1)
Includes a housing allowance of $29,100 in 2000 and 1999, and $16,200 in 1998 and a car allowance of $19,500 in 2000 and $20,700 in 1999.

(2)
Consists of contributions of $27,700, $27,000 and $22,300 to a defined contribution pension plan, a relocation allowance of $46,500 and $33,700 in 2000 and 1999 respectively and annual premiums of $900 in connection with a group life insurance policy for Mr. Allen.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    No options to purchase the Notes are outstanding. As of December 31, 2000, 47,787 options and 51,100 warrants to purchase shares of common stock of Sparkling Spring were outstanding, and all were held by Holdings. See Item 4—Control of Registrant—Security Ownership of Certain Beneficial Owners and Management, and Item 13—Interest of Management in Certain Transactions—Share Reorganization.

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

    The Management Agreement provides that CFCC shall receive annual compensation for its services in the form of a base fee of $750,000. An annual bonus calculated as a percentage of the base fee is due to CFCC each year in the event that the Company achieves certain targeted levels of per share earnings before depreciation, amortization and income taxes. In the event such targets are not met, lesser amounts may be paid. For 2000, all amounts owed by the Company pursuant to the Management Agreement were assumed by Holdings. In 1999 the Company expensed management fees of $950,000 (1998—$750,000) to CFCC.

    The Company has also agreed to pay CFCC a fee in respect of its investment banking advisory services rendered in connection with successful acquisitions. During 2000 the Company paid CFCC $93,900 (1999—$27,200; 1998—$213,500) for investment banking advisory services.

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

SHAREHOLDER AGREEMENT

    Sparkling Spring, G. John Krediet, Clairvest Group, Inc. ("Clairvest"), Egeria B.V., Stephen L. Larson, Lucy Stitzer, Stewart E. Allen, Dillon Schickli and certain other shareholders of Holdings are parties to a shareholder agreement, dated as of July 31, 2000 (the "Shareholder Agreement"), which provides, among other things, for preemptive rights in favor of the shareholders under certain circumstances if Holdings issues additional securities and for certain registration rights. The Shareholder Agreement also includes restrictions on the transfer of shares of the capital stock of Holdings, rights of first refusal, and rights of certain shareholders to require all other shareholders to join with them in the sale of their shares in the capital stock of Holdings. The Shareholder Agreement fixes the number of directors comprising Holdings' and the Company's Boards of Directors at eight, and provides that G. John Krediet shall be entitled to nominate four directors, Clairvest shall be entitled to nominate two directors, Lucy Stitzer and her affiliates shall be entitled to nominate one director and Egeria B.V. shall be entitled to nominate one director. Certain actions by the Company require the approval of at least one of the Clairvest nominees (which approval shall not be unreasonably withheld). These actions include, among other things, any acquisition by Holdings or the Company in excess of Cdn $15.0 million, the issuance by Holdings or the Company of debt or equity securities, the disposition by Holdings or the Company of a material part of its business, any change in management compensation and the declaration of dividends by Holdings or the Company. In addition, under the Shareholder Agreement, if no liquid public market (as defined in the Shareholder Agreement) then exists, Clairvest may, any time after March 31, 2003, offer all of its shares of capital stock of Holdings for sale to Holdings. If Holdings does not then repurchase those shares, Clairvest may, under certain circumstances, require the other parties to the Shareholder Agreement to join with Clairvest in selling to a third party all of their shares of Common Stock of Holdings, which could cause a change of control.

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

SUBSIDIARY REORGANIZATIONS

    During 1999, the Company initiated the amalgamation of two Canadian operating subsidiaries, Canadian Springs and Sparkling Spring Water Limited, in order to maximize operating efficiencies and streamline accounting and reporting processes. Effective January 1, 2000, Canadian Springs and Sparkling Spring Water Limited amalgamated into one company—Sparkling Spring Water Limited. During 2000, the Company initiated the amalgamation of the new Sparkling Spring Water Limited and Sparkling Spring Water Group Limited. Effective January 1, 2001, Sparkling Spring Water Limited and Sparkling Spring Water Group Limited amalgamated into one company—Sparkling Spring Water Group Limited (the "Amalgamated Company"). The Amalgamated Company possesses all the property rights and privileges and is subject to all the liabilities, contracts and debts of the Predecessor Companies.

    During 1998 the Company initiated the windup of two inactive subsidiaries in the United Kingdom—Aquaporte (UK) Limited and Marlborough Employment Limited. These companies were formally wound up in 1999.

OTHER TRANSACTIONS WITH EXISTING OFFICERS

    In connection with the purchase of shares of common stock of the Company, promissory notes of $122,000 and $108,000 were received from Stephen L. Larson and Stewart E. Allen respectively. The promissory notes bore interest at a rate of 7% and were scheduled to mature on January 31, 1998 with principal and interest due on that date. The promissory notes were canceled by the Company and replaced with promissory notes from Mr. Larson and Mr. Allen of $131,600 and $116,300 respectively which bore interest at a rate of 6% and were due to mature on January 31, 1999 with principal and interest due on that date. On January 31, 1999 Mr. Larson paid his note in full and Mr. Allen paid interest due of $6,978. The maturity of Mr. Allen's promissory note was extended to January 31, 2000, with interest accruing at 6%. On January 31, 2000, the promissory note issued by Mr. Allen was cancelled by the Company, Mr. Allen paid interest of $6,978 in cash, and the balance with a new promissory note in the amount of $116,300 which bears interest at a rate of 6% and matured on January 31, 2001, with principal and interest due on that date. On January 31, 2001 the note of $116,300 was cancelled by the Company and replaced with a new promissory note in the amount of $116,300 which bears interest of 6% and will mature on January 31, 2002. The common shares of the Company purchased by Mr. Allen were exchanged for shares of Holdings as part of the Reorganization, and these shares of Holdings are now pledged to secure payment of the promissory note.

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

    As of December 31, 2000, the Company is in compliance with all financial covenants under the Senior Credit Facility.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

    There have been no modifications to the Exchange Notes or in the Guarantees securing the Exchange Notes. Certain guarantors of the Exchange Note were merged or amalgamated with certain other guarantors of the Exchange Notes during 1998. See Item 13.—Interest of Management in Certain Transactions—Subsidiary Reorganization.

PART IV

ITEM 17.  FINANCIAL STATEMENTS (INTENTIONALLY OMITTED)

ITEM 18.  FINANCIAL STATEMENTS

    The financial statements required by Item 18 are listed in the Index to Consolidated Financial Statements appearing on Page F-1.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

  a)
  Financial Statements

      See Index to Financial Statements on page F-1 hereof.

  b)
  Exhibits

      None

SPARKLING SPRING WATER GROUP LIMITE

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' REPORT

To the Shareholder of
Sparkling Spring Water Group Limited

    We have audited the consolidated balance sheets of Sparkling Spring Water Group Limited as at December 31, 2000 and 1999 and the consolidated statements of operations, shareholder's equity (deficiency) and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with accounting principles generally accepted in the United States.

    As discussed in note 3 to the consolidated financial statements, in 1999 the Company changed its method of accounting for depreciation.

Halifax, Canada March 9, 2001	/s/ Ernst & Young Chartered Accountants

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As at December 31
(in thousands of U.S. dollars)	1999	2000
ASSETS [notes 13 and 14]
Current assets
Cash and cash equivalents	$567	$556
Accounts receivable (net of allowance for doubtful accounts of $782; 1999—$970 [note 5])	11,483	11,650
Inventories [note 6]	1,482	1,635
Prepaid expenses	1,453	2,083

Total current assets	14,985	15,924
Fixed assets [notes 7 and 11]	36,207	39,842
Goodwill and deferred charges [note 8]	50,227	48,814
Other assets [note 9]	1,642	2,166

Total assets	$103,061	$106,746

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)
Current liabilities
Bank indebtedness [note 13]	$470	$1,615
Accounts payable and accrued liabilities	9,435	8,153
Income tax payable	103	145
Customer deposits	5,466	5,810
Debt due within one year [note 10]	3,018	3,779

Total current liabilities	18,492	19,502

Obligations under capital leases and other debt [note 11]	2,267	3,035
Obligations under non-compete agreements [note 12]	68	247
Senior bank debt [note 13]	13,973	22,915
Subordinated notes payable [note 14]	88,100	83,600
Other liabilities [note 14]	—	732

Total long-term liabilities	104,408	110,529

Shareholder's equity (deficiency)
Capital Stock [note 15]
Authorized
11,383,328 Class D Voting Common Shares, without nominal or par value
9,993,500 Class E Non-Voting Common Shares, without nominal or par value
10,000,000 Special Preferred Shares, par value Cdn $1.00, issuable in series
Issued and outstanding:
Class D Common Shares—1,383,328	6,241	5,954
Class E Common Shares—5,860	177	169

	6,418	6,123
Cumulative translation adjustment	(1,538)	(4,733)
Deficit	(24,719)	(24,675)

Total shareholder's equity (deficiency)	(19,839)	(23,285)

Total liabilities and shareholder's equity (deficiency)	$103,061	$106,746

Commitments [notes 11, 13 and 18]

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
(in thousands of U.S. dollars)	1998	1999	2000
Revenue:
Water	$35,559	$41,220	$45,295
Rental	13,715	14,960	15,594
Other	7,136	7,738	8,407

Total revenue	56,410	63,918	69,296

Cost of sales:
Water	7,544	8,682	9,749
Other	3,114	2,903	3,070

Total cost of sales	10,658	11,585	12,819

Gross profit	45,752	52,333	56,477
Expenses:
Selling, delivery and administrative [notes 20 and 21]	34,040	35,196	37,284
Integration and related expenses [note 22]	1,829	93	464
Depreciation and amortization	8,880	10,319	11,168

Operating profit	1,003	6,725	7,561
Interest and related expenses [note 23]	9,714	11,661	8,079

Loss before the following	(8,711)	(4,936)	(518)
Provision for income taxes [note 19]	—	(463)	498

Net loss before extraordinary items and cumulative effect of a change in accounting principle	(8,711)	(4,473)	(1,016)
Extraordinary items [note 16]	—	1,004	1,060
Cumulative effect on prior years (to December 31, 1998) of changing to a different depreciation method [note 3]	—	1,700	—

Net income (loss)	(8,711)	(1,769)	44
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,772)	1,005	(3,195)

Comprehensive loss	$(10,483)	$(764)	$(3,151)

Basic and diluted loss per share before extraordinary items and cumulative effect of a change in accounting principle	$(6.25)	$(3.22)	$(0.73)
Extraordinary items	—	0.72	0.76
Cumulative effect on prior years (to December 31, 1998) of changing to a different depreciation method	—	1.23	—

Basic net income (loss) per share	$(6.25)	$(1.27)	$0.03

Diluted net income (loss) per share	$(6.25)	$(1.27)	$0.03

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (DEFICIENCY)

	For the years ended December 31, 2000, 1999 and 1998
	Common Stock
(in thousands of U.S. dollars except share amounts)			Cumulative Translation Adjustment
	Shares	Amount		Deficit
Balance January 1, 1998	1,383,328	$6,039	$(771)	$(14,229)
Comprehensive loss	—	—	(1,772)	(8,711)
Class E shares issued for cash	12,360	304	—	—
Redemption of Class E shares [note 15]	(6,500)	(140)	—	(10)
Reorganization [note 20]	—	230	—	—
Foreign currency translation	—	(500)	—	—

Balance December 31, 1998	1,389,188	5,933	(2,543)	(22,950)
Comprehensive income (loss)	—	—	1,005	(1,769)
Foreign currency translation	—	485	—	—

Balance December 31, 1999	1,389,188	6,418	(1,538)	(24,719)
Comprehensive income (loss)	—	—	(3,195)	44
Foreign currency translation	—	(295)	—	—

Balance December 31, 2000	1,389,188	$6,123	$(4,733)	$(24,675)

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands of U.S. dollars)	1998	1999	2000
OPERATING ACTIVITIES
Net income (loss)	$(8,711)	$(1,769)	$44
Items not requiring cash
Depreciation and amortization	8,880	10,319	11,168
Deferred taxes	525	(599)	(308)
Amortization of deferred financing costs	503	623	540
Cumulative effect of change in depreciation policy [note 3]	—	(1,700)	—
Extraordinary items	—	(1,004)	(1,060)
Cross currency swap [note 14]	(2,529)	(1,072)	(4,387)

	(1,332)	4,798	5,997
Net change in non-cash working capital balances [note 17]	(109)	5	(2,490)

Cash provided by (used in) operating activities	(1,441)	4,803	3,507

INVESTING ACTIVITIES
Purchase of fixed assets	(8,599)	(9,560)	(11,308)
Sale of fixed assets, net	505	188	407
Acquisitions [note 4]	(16,524)	(1,784)	(5,247)

Cash used in investing activities	(24,618)	(11,156)	(16,148)

FINANCING ACTIVITIES
Increase in long-term debt	8,551	8,486	13,429
Repayment of long-term debt	(1,618)	(1,703)	(2,235)
Issuance of common shares	304	—	—
Redemption of common shares	(150)	—	—
Redemption of subordinated notes payable	—	(9,963)	(3,000)
Increase in deferred charges	(766)	(258)	(80)
Unwinding of cross currency swap [note 14]	3,420	—	5,040
Decrease (increase) in other assets	—	122	(71)
Increase in loan to parent company	(1,143)	(65)	(39)

Cash provided by (used in) financing activities	8,598	(3,381)	13,044

Effect of foreign currency translation on cash	(318)	103	(1,559)

Decrease in cash position during the year	(17,779)	(9,631)	(1,156)
Cash position, beginning of year	27,507	9,728	97

Cash position, end of year	$9,728	$97	$(1,059)

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	$12,259	$12,392	$12,255

Income taxes paid	$323	$181	$527

Cash position is comprised of cash and cash equivalents less bank indebtedness.

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000 and 1999

1.  Description of Business

    Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia, Alberta, and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

2.  Significant Accounting Policies

    These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ("US GAAP"), the more significant of which are as follows:

Basis of Consolidation

    These consolidated financial statements include the accounts of Sparkling Spring and its wholly-owned subsidiaries, principally Sparkling Spring Water Limited, Nature Springs Water Company Limited, Spring Water Inc. and the subsidiaries referred to in note 4 (collectively referred to as the "Company").

Foreign Currency Translation

    The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U.S. entities which are considered to be self-sustaining are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the year. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

    Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to U.S. dollars at the following rates:

	1998	1999	2000
Canadian Dollars	$0.650	$0.693	$0.667
U.K. Pounds Sterling	$1.663	$1.615	$1.495

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

Financial Instruments

    The Company's primary financial instruments consist of cash and cash equivalents, accounts receivable, current liabilities and long-term debt. The difference between the carrying values and the fair market values of the Company's primary financial instruments are not material due to the short-term maturities and or the credit terms of those instruments, except as disclosed in note 14.

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

Earnings Per Share

    Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is adjusted for the effect of the exercise of all outstanding options and warrants in accordance with SFAS 128 applied retroactively. The weighted average shares calculated under this method for basic and diluted earnings per share are 1,389,188 (1999 - 1,389,188, 1998 - 1,392,688).

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

Income Taxes

    The Company records income taxes in accordance with SFAS 109, "Accounting for Income Taxes'. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    The Company and its subsidiaries file separate federal, state, and foreign income tax returns, and accordingly provide for such income taxes on a separate company basis.

New Accounting Standards

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities', as amended by Statements 137 and 138. These new statements require all derivatives to be recorded on the balance sheet at fair value and establish new accounting rules for hedging instruments. These statements are effective for years beginning after June 15, 2000. Based on derivatives outstanding at December 31, 2000, the adoption will have no impact on the results or financial position of the Company.

3.  Change in Depreciation Method

    Depreciation of fixed assets has been computed using the straight line method in 1999 and 2000. Depreciation of fixed assets in prior years was computed using the declining balance method. The new method of depreciation was adopted in 1999 to more appropriately amortize the cost of fixed assets over their estimated useful lives. The change in depreciation method was applied retroactively. The effect of the change in 1999 was to reduce the loss before extraordinary items by approximately $141,000 ($0.10 per share). The retroactive adjustment of $1.7 million (after reduction for income taxes of $0.9 million) is included in income in 1999. The pro forma amounts shown below have been adjusted for the effect of retroactive application of the new depreciation policy net of related income taxes.

(thousands of dollars except per share amounts)	1998	1999
Pro forma loss assuming change in depreciation method was applied retroactively:
Loss before extraordinary items	$(9,842)	$(4,473)
Loss per share—basic and diluted	(7.07)	(3.22)
Net loss	(9,842)	(3,469)
Loss per share—basic and diluted	(7.07)	(2.50)

4.  Acquisitions

    The acquisitions described below have been accounted for under the purchase method of accounting and accordingly the results of operations since the dates of acquisition have been included in the consolidated statements of operations.

2000

    During 2000 the Company completed the following acquisitions:

Company	Location	Acquisition Date	Interest Acquired	Acquisition Cost (000's)
Mr Softwater Ltd.	Calgary, Alberta	May, 2000	100%	$4,000
Rocky Mountain Springs Water, Inc.	Edmonton, Alberta	July, 2000	100%	710
Assets of Sparta Water, Inc	Calgary, Edmonton, Grand Prairie, Alberta	August, 2000	100%	670

				5,380
Adjustment for acquisitions completed prior to 2000				(133)

				$5,247

    The following summarizes the transactions (in thousands):

Net working capital	$(794)
Fixed assets	3,636
Goodwill	2,405

Total cash consideration	$5,247

1999

    During 1999 the Company purchased the assets of the Misty Mountain Water division of Baxter Foods Limited located in the Maritime Provinces of Canada.

    The following summarizes the transaction (in thousands):

Net working capital	$(94)
Fixed assets	1,114
Goodwill	332

Total cash consideration	1,352
Adjustment for acquisitions completed prior to 1999	432

$1,784

1998

    During 1998 the Company completed the following acquisitions:

Company	Location	Acquisition Date	Interest Acquired	Acquisition Cost (000's)
Coastal Mountain Water Corp.	Vancouver, British Columbia	February, 1998	100%	$4,269
Krystal Fountain Water Co. Limited	London, England	May, 1998	100%	7,366
Springfield Water Division of Brio Industries Inc.	Vancouver, British Columbia	August, 1998	100%	3,850

				15,485
Adjustment for acquisitions completed prior to 1998				1,039

				$16,524

    The following summarizes the transactions (in thousands):

Net working capital	$(628)
Fixed assets	7,383
Assumption of debt obligations	(698)
Goodwill	10,467

Total cash consideration	$16,524

    The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Mr. Softwater Ltd., Rocky Mountain Springs Water, Inc., the assets of Sparta Water, Inc and the Misty Mountain Water division of Baxter Foods Limited had occurred at January 1, 1999. Balances of non U.S. entities are translated into U.S. dollars at the average exchange rates prevailing in each of the respective years.

	For the Year Ended December 31,
(thousands of dollars except per share amounts)	1999	2000
Total revenue	$69,784	$71,223
Net loss before extraordinary items and cumulative effect of a change in accounting principle	(6,534)	(1,463)
Net loss	(3,830)	(403)
Basic loss per share	(2.75)	(0.29)

5.  Allowance for Doubtful Accounts

(thousands of dollars)
Balance January 1, 1998	$387
Additions	1,777
Write-offs	(249)

Balance December 31, 1998	1,915
Additions	1,231
Write-offs	(2,176)

Balance December 31, 1999	970
Additions	1,341
Write-offs	(1,529)

Balance December 31, 2000	$782

    Accounts receivable over 120 days, net of the allowance for doubtful accounts, was $634,000 at December 31, 2000 (1999—$708,000, 1998—$777,000) representing 5.9% (1999 - 6.5%, 1998 - 7.6%) of total trade accounts receivable.

6.  Inventories

(thousands of dollars except per share amounts)	1999	2000
Packaging materials	$339	$408
Coolers not yet in service	327	228
Goods for resale	417	563
Cooler parts	246	271
Other	153	165

	$1,482	$1,635

7.  Fixed Assets

	1999		2000
(thousands of dollars)	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land and well	$516	$15	$628	$17
Buildings and roadways	786	143	5,684	425
Coolers	28,713	13,894	31,607	17,248
Machinery and equipment	11,524	4,406	11,908	5,489
Computer equipment and software	3,594	2,364	3,635	2,729
Motor vehicles	6,657	2,225	10,428	4,250
Motor vehicles under capital lease	4,496	1,838	2,286	992
Leasehold improvements	2,282	1,054	2,386	1,225
Returnable bottles	8,404	4,826	9,914	6,259

	66,972	30,765	78,476	38,634
Accumulated depreciation	30,765		38,634

Net book value	$36,207		$39,842

8.  Goodwill and Deferred Charges

	1999		2000
(thousands of dollars)	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Goodwill	$49,660	$3,869	$50,028	$4,936
Non-compete agreements	2,125	1,110	2,392	1,483
Deferred financing costs	4,434	1,075	4,094	1,321
Other	98	36	94	54

	56,317	6,090	56,608	7,794
Accumulated amortization	6,090		7,794

Net book value	$50,227		$48,814

9.  Other Assets

(thousands of dollars)	1999	2000
Unsecured loan to parent company maturing September 2003, bearing interest at 15%, interest payable annually, principal due at maturity	$1,208	$1,247
Cross currency swap [note 14]	318	732
Promissory note [note 20]	116	116
Other	—	71

	$1,642	$2,166

    The loan to parent company excludes accrued interest of $91,000 (1999—$171,000) which is included in accounts receivable.

10. Debt Due Within One Year

(thousands of dollars)	1999	2000
Current portion of obligations under capital leases [note 11]	$665	$557
Current portion of other debt [note 11]	248	412
Current portion of obligations under non-compete agreements [note 12]	55	123
Current portion of Term Loan Facility [note 13]	2,050	2,687

	$3,018	$3,779

11. Obligations Under Capital Leases and Other Debt

    The obligations under capital leases are recorded net of the related imputed interest calculated at an average rate of 10%. Total minimum annual lease commitments are as follows (thousands of dollars):

2001	$720
2002	468
2003	349
2004	135
2005	57

1,729
Less imputed interest	298

1,431
Less portion due within one year	557

$874

    Other debt consists of the following (tabular amounts in thousands of dollars):

	1999	2000
Mortgage payable bearing interest at 7.5% repayable in monthly instalments of principal and interest of $23,900, maturing in 2010.	$—	$2,006
Unsecured term loan bearing interest at 9%, repayable in annual installments of principal and interest of $321,000, maturing 2002.	815	567

	815	2,573
Less portion due within one year	248	412

	$567	$2,161

    The following repayment schedule represents the required annual principal repayments of other debt for the next five years (thousands of dollars):

2001	$412
2002	449
2003	164
2004	177
2005	191

12. Obligations Under Non-Compete Agreements

    Obligations under non-compete agreements are unsecured and are payable as follows (thousands of dollars):

2001	$123
2002	113
2003	53
2004	53
2005	28

370
Less portion due within one year	123

$247

13. Senior Bank Debt

    The Company has available a $37 million multi—currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $9 million five year term loan (the "Term Loan Facility") available for the Company to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. Subsequent to year end, the Company's Operating Line Facility was renewed to April 30, 2002. In December 2000, $3 million was transferred from the Acquisition Facility to the Term Loan Facility as permitted under the terms of the loan facility. The Acquisition Facility will be reduced by $1.4 million annually commencing April 30, 2001. The Term Loan Facility will be reduced by $2.6 million annually commencing October 31, 2001 with a final payment scheduled on October 31, 2005. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable. The average effective rate on the Company's Senior Bank Debt for 2000 was approximately 8.5% (1999 - 8.0%). Amounts outstanding at December 31, 2000 and 1999 are as follows (thousands of dollars):

Facility	Interest Rate	1999	2000
Operating Line	Canadian Prime + 1 1/4%	$816	$—
Operating Line	US Prime + 1 1/4%	15	2,000
Operating Line	Sterling Libor + 2 3/4%	3,714	5,533
Acquisition	Canadian Prime + 1 1/4%	1,229	—
Acquisition	Sterling Libor + 2 3/4%	—	5,982
Term Loan	US Libor + 3 1/2%	—	1,000
Term Loan	Canadian Prime + 2%	10,249	11,087

		16,023	25,602
Less: Current portion of Term Loan Facility		2,050	2,687

		$13,973	$22,915

    At December 31, 2000, the Company had approximately $2.6 million in letters of credit outstanding which are pledged as collateral for outstanding bank indebtedness.

14. Subordinated Notes Payable

(thousands of dollars)	1999	2000
Senior subordinated notes payable, maturing November 2007, bearing interest at 11.5%, interest payable semi-annually, principal due at maturity	$88,100	$83,600

    In 2000, the Company repurchased, in the public market, $4.5 million face value (1999—$11.9 million) of its outstanding Subordinated Notes Payable (the "Notes"). A gain of $1.1 million (1999—$1.0 million) related to the repurchase of the Notes has been recorded, net of applicable income taxes and costs incurred with the issuance of the Notes (note 16).

    The approximate fair market value of the Notes was $55.2 million at December 31, 2000 (1999—$71.8 million) based on quoted market prices.

    Each of the Company's subsidiary guarantors has fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, to each holder of the Notes and the trustee under the indenture pursuant to which the Notes were issued, the full and prompt performance of the Company's obligations under the indenture and the Notes, including the payment of principal and interest on the Notes. The guarantees are subordinated to guarantor senior indebtedness (as defined in the indenture). As of December 31, 2000, the subsidiary guarantors had approximately $29.0 million of guarantor senior indebtedness outstanding including $25.6 million of outstanding Senior Bank Debt.

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

    Under the terms of the second swap, maturing November 15, 2003, the Company was to receive 11.5%, payable semiannually, on a $30 million U.S. dollar notional amount in return for paying 12.61%, payable semiannually, on a 17.857 million Great Britain pounds notional amount. The terms of the agreement also called for the Company to receive $30 million U.S. in exchange for 17.857 million Great Britain pounds on November 15, 2003. In September 2000, the Company closed out this swap realizing cash proceeds of $4.1 million. Concurrent with the termination of the pounds sterling swap, the Company entered into a new $30 million U.S. three year cross currency interest rate swap in Canadian dollars (the "Canadian Swap"). Under the terms of the Canadian Swap, the Company is to receive 11.5% payable semiannually on a $30 million U.S. dollar notional amount in return for paying 10.91%, payable semiannually on a $44.31 million Canadian notional amount. The terms of the swap also call for the Company to receive $30 million U.S. in exchange for $44.31 million Canadian on November 15, 2003. In December 2000, the Company received cash proceeds of $0.9 million pursuant to entering into a mirror swap to the Canadian Swap (the "Mirror Swap").

    The Canadian Swap and the Mirror Swap were transacted with a Canadian bank with a counter party credit rating of "AA Low' (Dominion Bond Rating Service). At December 31, 2000 the aggregate fair value of the Canadian Swap and the Mirror Swap was $0.7 million which is included in other assets (note 9) and other liabilities, respectively. A total of $4.4 million has been recorded as a decrease in interest expense (1999—$1.1 million, 1998—$2.5 million) as a result of the swap activity completed during the year. Subsequent to year end, the Company closed out the Canadian Swap and the Mirror Swap for proceeds of nil.

15. Capital Stock

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

    The following summarizes the status of the Company's stock option plan. All outstanding options to acquire shares of Sparkling Spring are owned by Holdings. To the extent that options are exercisable in Canadian dollars, exercise prices have been translated at the exchange rate as of December 31, 2000:

	Number of Options	Range of Exercise Price	Average Exercise Price
Outstanding at January 1, 1998	201,097	$1.21-20.00	$6.59
Exercised	(2,000)	$14.00	$14.00
Repurchased	(3,000)	$14.00	$14.00
Reorganization	(148,310)	$1.21-20.00	$6.44

Outstanding and exercisable at December 31, 1998, 1999 and 2000	47,787	$4.33—20.00	$6.29

    Information with respect to options outstanding and exercisable at December 31, 2000 is as follows:

Exercise Price	Number Outstanding	Remaining Contractual Life
$4.33	41,787	0.8 years
$20.00	6,000	0.8 years

	47,787

    Holdings maintains a stock option plan for management and directors where options to acquire common shares are issued with strike prices approximating the estimated value of the shares at the date of issuance.

16. Extraordinary Items

    In 2000, the Company paid $3.0 million (1999—$9.9 million) to repurchase $4.5 million (1999—$11.9 million) face value of its outstanding Notes. A gain of $1.1 million (1999—$1.0 million) related to the repurchase of the Notes has been recorded, net of income taxes of $0.3 million (1999—$0.5 million) and costs of $0.1 million (1999—$0.5 million) representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Notes in November of 1997.

17. Net Change in Non-Cash Working Capital Balances

(thousands of dollars)	1998	1999	2000
(Increase) decrease in
Accounts receivable	$(3,140)	$(508)	$(167)
Inventories	367	(97)	(153)
Prepaid expenses	217	(133)	(630)

	(2,556)	(738)	(950)

Increase (decrease) in
Accounts payable and accrued liabilities	2,387	450	(1,282)
Income taxes payable	(912)	(27)	42
Customer deposits	1,636	433	344

	3,111	856	(896)

Net change in non-cash working
capital balances	555	118	(1,846)
Less net working capital acquired on acquisitions [note 4]	(628)	(94)	794
Effect of translation	(36)	(19)	150

	$(109)	$5	$(2,490)

    Net working capital acquired on acquisitions has been excluded from cash flows from operations as it has been included in acquisitions in investing activities.

18. Operating Lease Commitments

    The Company is committed under operating leases for premises and vehicles extending for various periods to 2011. Future minimum lease payments are as follows:

(thousands of dollars)
2001	$1,690
2002	1,569
2003	1,298
2004	1,231
2005	1,169
Thereafter in aggregate	3,406

$10,363

    Lease costs of $1.6 million (1999—$1.5 million; 1998—$1.4 million) have been expensed during the year.

19. Income Taxes

    A reconciliation of the reported provision for income taxes to the equivalent provision based on the combined federal and provincial statutory income tax rates of 45% is as follows (thousands of dollars):

	1998	1999	2000
Provision for income taxes at statutory rates	$(3,920)	$(2,221)	$(233)
Non deductible amortization	361	385	379
Non taxable portion of net gain on swaps	(284)	(482)	(743)
Difference in foreign tax rates	385	(214)	(69)
Valuation allowance and other	3,458	2,069	1,164

	$—	$(463)	$498

    The provision for income taxes includes (thousands of dollars):

	1998	1999	2000
Current income taxes—Canada	$130	$154	$805
—Foreign	—	12	—

	130	166	805

Deferred income taxes—Canada	(130)	(617)	(307)
—Foreign	—	(12)	—

	(130)	(629)	(307)

	$—	$(463)	$498

    The deferred tax asset is comprised of the following (thousands of dollars):

	1999	2000
Excess accounting expenses over tax	$44	$(387)
Non-capital loss carry forwards	7,123	6,425
Excess of tax over book depreciation	(1,343)	(1,804)
Other differences	(342)	(334)

	5,482	3,900
Valuation allowance	(5,482)	(3,900)

	$—	$—

    The Company has non-capital losses available for carry forward that expire as follows (thousands of dollars):

2005	$4,998
2006	3,349
2007	2,300
2018	2,996
No expiry	2,646

20. Related Party Transactions

    The Company has entered into a management agreement (the "Agreement") with CF Capital Corporation ("CFCC"), a company affiliated by common significant shareholdings, and CFCC's shareholder and executive officer who is also a shareholder of Holdings. Under the terms of the Agreement, CFCC manages the operations of the Company and negotiates contracts, financial agreements and other arrangements. The Agreement provides that CFCC shall receive a base fee, which is adjusted yearly based on annual Company revenues. An annual bonus, calculated as a percentage of the base fee, is due to CFCC in the event the Company achieves certain targeted levels of per share earnings before depreciation, amortization and income taxes. For 2000, the obligation for all amounts owed by the Company pursuant to the Agreement were assumed by Holdings. The 1999 financial statements include fees of approximately $950,000 (1998—$750,000) paid to CFCC which have been included in selling, delivery and administrative expenses.

    CFCC also receives fees for investment banking advisory services rendered to the Company in connection with successful acquisitions. In 2000, the Company paid CFCC $93,900 (1999—$27,200; 1998—$213,500) for investment banking advisory services which have been included in integration and related expenses.

    As at December 31, 2000 accounts payable includes $14,400 (1999—$287,000) due to CFCC.

    In connection with the purchase of shares of common stock of the Company, a promissory note of $116,000 bearing interest at a rate of 6% was issued by an officer of the Company. The promissory note was scheduled to mature on January 31, 2001 with principal and interest due on that date. The promissory note was cancelled by the Company and replaced with a promissory note which bears interest at a rate of 6% and matures on January 31, 2002 with principal and interest due on that date. At the time of purchase, the purchased common shares of Sparkling Spring were pledged as security for the promissory note. Upon completion of the reorganization described in note 15, the common shares of Sparkling Spring pledged as security for the promissory note were exchanged for common shares of Holdings, and the shares of Holdings acquired were pledged as security for the outstanding promissory note. Upon completion of this exchange, the balance of the promissory notes of $230,000 outstanding at the time of the reorganization was reclassified from a reduction of shareholder's equity to other assets.

21. Selling, Delivery and Administrative Expenses

    Selling, delivery and administration expenses include advertising and promotional expenses of $1.4 million (1999—$1.1 million; 1998—$1.3 million).

22. Integration and Related Expenses

    The Company completed three acquisitions in 2000, one acquisition in 1999 and three acquisitions in 1998 (note 4). In integrating these acquisitions into the Company's existing business, non-recurring costs were incurred to reduce and relocate staff, convert the acquired business' computer systems, close acquired facilities and blend acquired customers into the Company's existing routes. Further costs were incurred in connection with a potential acquisition which was not successfully completed. The components of the acquisition, integration and related charges are as follows:

(thousands of dollars)	1998	1999	2000
Write-off of costs associated with an acquisition which did not close	$181	$—	$—
Severance, relocation and related costs	328	—	20
Conversion of computer systems	128	11	59
Route blending	634	30	30
Facility closure and other integration costs	558	52	355

	$1,829	$93	$464

23. Interest and Related Expenses

(thousands of dollars)	1998	1999	2000
Interest on long-term debt	$11,740	$12,110	$11,926
Amortization of deferred financing costs	503	623	540
Gain on swaps	(2,529)	(1,072)	(4,387)

	$9,714	$11,661	$8,079

24. Summary of Business Segments

    The Company operates in three primary business segments: Canada, the United Kingdom and the United States. Segment selection is determined based upon internal organizational structure, the way in which the Company's operations are managed and their performance evaluated by management, and materiality considerations. The accounting policies of the segments are the same as those described in note 2—Significant Accounting Policies.

Segment Products and Services

    The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers.

Method of Determining Segment Profit or Loss

    Management evaluates the performance of its business segments separately to directly monitor the different factors affecting financial performance. Segment profit or loss includes all of the segment's direct cost of sales, selling, delivery and administrative expenses and integration and related expenses.

    Segment information is summarized as follows:

(thousands of dollars)	1998	1999	2000
Revenue
Canada	$22,068	$25,199	$29,653
United Kingdom	22,368	25,002	24,713
United States	11,974	13,717	14,930

	$56,410	$63,918	$69,296

Net income before depreciation, interest, income taxes, extraordinary items and cumulative effect of a change in accounting principle
Canada	$3,827	$6,720	$8,433
United Kingdom	6,970	9,163	8,211
United States	1,048	3,514	3,398
Unallocated corporate overhead	(1,962)	(2,353)	(1,313)

	$9,883	$17,044	$18,729

Total assets
Canada	$38,308	$44,902	$46,150
United Kingdom	34,546	32,676	34,222
United States	35,009	25,483	26,374

	$107,863	$103,061	$106,746

25. Comparative Figures

    Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

SPARKLING SPRING WATER GROUP LIMITED
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

SPARKLING SPRING WATER LIMITED
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

CANADIAN SPRING WATER INTERNATIONAL LIMITED
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

COOL SPRING WATER COMPANY LIMITED
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

ROCKY MOUNTAIN SPRINGS WATER, INC.
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

SPRING WATER, INC.
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

CULLYSPRING WATER CO., INC.
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

CRYSTAL SPRINGS ACQUISITION, INC.
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

KRYSTAL FOUNTAIN WATER CO. LIMITED
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

NATURE SPRINGS WATER COMPANY LIMITED
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

WATER AT WORK LIMITED
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of April, 2001.

NATURAL WATER LIMITED
By:	/s/ KENT DILLON SCHICKLI Kent Dillon Schickli Chief Financial Officer

QuickLinks

TABLE OF ADDITIONAL REGISTRANTS
EXCHANGE RATE DATA
SPARKLING SPRING WATER GROUP LIMITED TABLE OF CONTENTS
PART I
PART II
PART III
PART IV
SPARKLING SPRING WATER GROUP LIMITE INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AUDITORS' REPORT
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED BALANCE SHEETS
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (DEFICIENCY)
SPARKLING SPRING WATER GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
SPARKLING SPRING WATER GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2000 and 1999
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES