Form 20-F
period 2001-12-31
SPARKLING SPRING WATER GROUP LTD
filed 2002-05-24
CIK 1050760

================================================================================

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

                   For the fiscal year ended December 31, 2001

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

                               19 Fielding Avenue
                         Dartmouth, Nova Scotia, Canada
                                     B3B 1C9
                                 (902) 481-6955
                    (Address of principal executive offices)

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

                                 Yes  X    No
                                     ---      ---
Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17       Item 18  X
                                     ---           ---

================================================================================

                      SPARKLING SPRING WATER GROUP LIMITED

                                TABLE OF CONTENTS

   FORWARD-LOOKING STATEMENTS................................................. 1

PART I........................................................................ 2

   Item 1.  Identity of Directors, Senior Management and Advisers............. 2

   Item 2.  Offer Statistics and Expected Timetable........................... 2

   Item 3.  Key Information................................................... 2

   Item 4.  Information on the Company........................................11

   Item 5.  Operating and Financial Review and Prospects......................17

   Item 6.  Directors, Senior Management and Employees........................26

   Item 7.  Major Shareholders and Related Party Transactions.................32

   Item 8.  Financial Information.............................................36

   Item 9.  The Offer and Listing.............................................37

   Item 10. Additional Information............................................37

   Item 11. Quantitative and Qualitative Disclosures About Market Risk........41

   Item 12. Description of Securities other than Equity Securities............41

PART II.......................................................................41

   Item 13. Defaults, Dividend Arrearages and Delinquencies...................41

   Item 14. Material Modifications to the Rights of Security Holders and
   use of Proceeds............................................................41

   Item 15. [Reserved]........................................................41

   Item 16. [Reserved]........................................................41

PART III......................................................................41

   Item 17. Financial Statements..............................................41

   Item 18. Financial Statements..............................................42

   Item 19. Exhibits..........................................................42

                      INTRODUCTION AND USE OF CERTAIN TERMS

     Unless indicated otherwise, all references in this Annual Report to we," "our," "us" and similar words or phrases or "Sparkling Spring" or the "Company" refer collectively to Sparkling Spring Water Group Limited and its subsidiaries. For the sake of clarification, each operating subsidiary of Sparkling Spring Water Group Limited is legally separate from all other subsidiaries and manages its business independently through its local management body.

     For purposes of this Annual Report, all references to dollar amounts are expressed in United States dollars unless otherwise specified. All references in this Annual Report to "adjusted EBITDA" mean operating profit plus depreciation, amortization and integration and related expenses. All references to "SSWHL" mean Sparkling Spring Water Holdings Limited, our parent. Unless otherwise indicated, all statistical data and information contained in this Annual Report is as of December 31, 2001.

                           FORWARD-LOOKING STATEMENTS

     This Annual Report contains forward-looking statements, including statements regarding, among other items:

o expectations as to the completion of an initial public offering by our parent, SSWHL, and the use of proceeds, if any, from that offering;

o    expectations as to funding our future capital requirements

o    our future earnings and other operating results;

o    our growth strategy and measures to implement our growth strategy;

o    our ability to effectively and profitably integrate acquired business;

o    our ability to effectively satisfy our customers' drinking water needs;

o    competition in the bottled water industry and in our markets; and

o other discussions of future plans, strategies, objectives, expectations, intentions and other matters that involve predictions of future events.

Other statements contained in this Annual Report are forward-looking statements and may not be based on historical fact, such as statements containing the words "believes," "may," "will," "estimates," "continue," "anticipates," "intends," "plans," "expects" and words of similar import.

     These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in "Item 3. - Risk Factors," "Item 4. - Information on the Company," "Item 5. - Operating and Financial Review and Prospects" and elsewhere in this Annual Report. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

     Actual results may differ materially from those projected in forward-looking statements. You should not unduly rely on these forward-looking statements, which are based on our current expectations. Factors that could cause actual results to differ materially include the factors described in "Item
3. - Risk Factors."

     We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

                             SELECTED FINANCIAL DATA

     The following selected historical consolidated financial data for the five years ended December 31, 2001 has been derived from our consolidated financial statements. The information set forth below should be read in conjunction with "Item 5. - Operating and Financial Review and Prospects" and our consolidated financial statements and accompanying notes, included in Item 18 of this Annual Report.


(U.S. DOLLARS IN THOUSANDS EXCEPT RATIOS, PER SHARE AND LOCATION DATA)

                                                                             YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------
                                                                1997       1998        1999       2000        2001
                                                              -------    -------     -------    -------     -------
INCOME STATEMENT DATA:
     Revenue (1)                                               42,074     56,410      63,918     69,296      74,831
     Cost of sales                                              7,992     10,658      11,585     12,819      12,183
     Selling, delivery and administrative expenses (2)         22,869     34,040      35,196     37,284      39,679
     Integration and related expenses (3)                          --      1,829          93        464       1,499
     Depreciation and amortization (4)                          5,692      8,880      10,319     11,168      13,066
     Operating profit                                           5,521      1,003       6,725      7,561       8,404
     Interest and related expenses (5)                          5,018      9,714      11,661      8,079      12,279
     Net loss before extraordinary items and
        cumulative effect of changes in accounting
        policies (1) (2) (4)                                   (4,524)    (8,711)     (4,473)    (1,016)     (4,484)
     Net income (loss) (1) (2) (4)                             (5,358)    (8,711)     (1,769)        44      (7,206)
     Net income (loss) per share before
        extraordinary items and cumulative effect of
        changes in accounting principles                        (2.69)     (5.80)      (3.22)     (0.73)      (3.23)
     Basic and diluted net income (loss)
        per share                                               (3.18)     (5.80)      (1.27)      0.03       (5.19)
OTHER DATA:
     Adjusted EBITDA (6)                                       11,213     11,712      17,137     19,193      22,969
     Adjusted EBITDA margin (6)                                 26.7%      20.8%       26.8%      27.7%       30.7%
     Ratio of adjusted EBITDA to interest and
        related expenses (6)                                     2.23       1.21        1.47       2.38        1.87
     Cash provided by (used in) operating
        Activities                                               (495)    (1,441)      4,803      3,207      11,285
     Cash used in investing activities                         33,898     24,618      11,156     16,148      15,123
     Cash provided by (used in) financing activities           60,005      8,598      (3,381)    14,659       3,889
     Net capital expenditures (7)                               6,038      8,094       9,372     10,901       8,773
     Water cooler rental and customer
        locations (8)                                         107,000    149,000     160,300    182,600     207,000


(U.S. DOLLARS IN THOUSANDS EXCEPT RATIOS, PER SHARE AND LOCATION DATA)

                                                                               YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------------------
                                                              1997         1998          1999         2000        2001
                                                           ---------     ---------    ---------    ---------    ---------
BALANCE SHEET DATA:
     Cash and cash equivalents                                27,507         9,728           97          556          287
     Total assets                                            106,998       107,863      103,061      106,746      105,858
     Long-term debt (9)                                      104,799       112,316      107,426      115,191      117,429
     Common shareholder's equity (deficiency)                 (8,960)      (19,560)     (19,839)     (23,285)     (30,823)
     Capital stock                                             6,269         5,933        6,418        6,123        5,674
     Number of shares as adjusted to reflect changes
        in capital                                         1,383,325     1,389,188    1,389,188    1,389,188    1,389,188

----------

(1) In 2001, we began deferring amounts we received in advance for water cooler rental leases and recognizing those amounts as revenue over the period of the lease. In prior years, we recorded revenue from water cooler rentals when we billed our customer. The new method of accounting for water cooler leases was adopted in 2001 to more appropriately match revenue earned from water cooler leases to the period to which the lease relates. The effect of the change on our operating results in 2001 was to increase the net loss before extraordinary items by approximately $109,000. The cumulative effect of the change in our method of accounting for water cooler rental leases in prior years increased our net loss in 2001 by $3.2 million.

(2) Selling, delivery and administrative expenses include, for 1998, a one-time charge of $1.8 million resulting from the effect of a change in the way we account our reserve for doubtful accounts. For the year ended December 31, 2001, selling, delivery and administrative expenses exclude approximately $2.5 million of administrative expenses (including amounts owed to C.F. Capital Corporation pursuant to the Management Agreement; see "Item 7. - Related Party Transactions - Management Agreement") assumed by our parent company, Sparkling Spring Water Holdings Limited, which otherwise would have been our expense.

(3) Integration and related expenses represent non-recurring costs incurred in integrating acquired businesses into our existing business and include severance, relocation and related personnel costs, the cost of converting the acquired business' computer systems to our systems, facility closure costs, and the cost of blending new customers into our existing routes.

(4) In 1999, we began computing depreciation of fixed assets using the straight-line method. In prior years, we computed depreciation of fixed assets using the declining balance method. We adopted the new method of depreciation to more appropriately amortize the cost of fixed assets over their estimated useful lives. The effect of the change in 1999 was to decrease net loss before extraordinary items by approximately $141,000. The cumulative effect of the change in our depreciation method from the declining balance method to the straight-line method (after reduction for income taxes of $0.9 million) decreased our net loss in 1999 by $1.7 million.

(5) Related expenses refer to amortization of deferred financing costs and gains or losses on foreign currency swaps.

(6) "Adjusted EBITDA" means operating profit plus depreciation, amortization and integration and related expenses. Our adjustments to more typical measures of EBITDA are intended to facilitate a better understanding of our operating results net of the effect of non-recurring or non-operating items, such as extraordinary gains or losses, changes in accounting principles and integration expenses. EBITDA is presented because it is considered by many financial analysts to be a meaningful indicator of a company's ability to meet its future financial obligations. However, EBITDA is not required by generally accepted accounting principles in the United States and should not be considered as an alternative to net income (loss) as a measure of operating results or to cash flow from operations as a measure of liquidity in accordance with generally accepted accounting principles. Because EBITDA is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly-titled measures reported by other companies.

(7) Net capital expenditures represent (a) our maintenance capital expenditures to replace assets that support our current customer base plus (b) capital expenditures to support growth in our customer base, consisting of the purchase of additional water bottles, water coolers and delivery trucks, the addition of bottling lines at existing facilities and the construction of new bottling facilities, less (c) amounts we receive when disposing of assets.

(8) Each individual water cooler owned by us at a customer location counts as a separate water cooler rental location. A customer who has purchased a product or service in the 84 days prior to the measurement date and does not have a water cooler owned by us is counted as an other customer location. Number of locations is presented at the end of period.

(9) Includes total long-term liabilities, including current portion of long-term debt, less other liabilities.

     The financial information set forth above reflects the effects of the Customer Service Agreement dated July 1, 2001, whereby the home and office customers of our parent, Sparkling Spring Water Holdings Limited, through its subsidiary Polaris Water Company, Inc. are managed by us and the home and office customers of our Cullyspring Water Co., Inc. subsidiary are managed by Sparkling Spring Water Holdings Limited. Pursuant to the Customer Service Agreement, we receive the all of the revenue generated by home and office customers of Polaris and include that revenue and related expense and all other related financial information in our results. Conversely, we do not recognize revenue or any expense related to the Cullyspring home and office customers. We receive monthly fees totalling $40,000 under the Customer Service Agreement. At the time we entered into the Customer Service Agreement in July 2001, we began managing approximately 14,000 Polaris water cooler rental and customer locations and SSWHL began managing approximately 11,000 Cullyspring water cooler rental and customer locations. See "Item 7. - Related Party Transactions - Customer Service Agreement."

                                  RISK FACTORS

     You should carefully consider all of the information set forth in this Annual Report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward-Looking Statements."

  OUR HIGH LEVEL OF DEBT COULD LIMIT OUR OPERATIONAL FLEXIBILITY AND ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     We are a highly-leveraged company. At March 31, 2002, we had an aggregate of approximately $114.2 million of outstanding indebtedness on a consolidated basis, consisting of $29.2 million in borrowings under our secured senior credit facility, $81.1 million in aggregate principal amount of our outstanding senior subordinated notes, and $3.9 million of capital leases or other indebtedness. Because of existing debt and the potential for a higher level of debt in the future:

     o a significant portion of our cash flow will or could be used to make interest and principal payments on our debt, reducing the funds that would otherwise be available to us for capital expenditures, acquisitions, working capital and other purposes;

     o our flexibility in planning for, and reacting to, changes in our business and the bottled water industry may be limited;

     o we may be at a competitive disadvantage relative to any less highly-leveraged competitors;

     o we may not be able to borrow additional funds on terms acceptable to us, even when necessary to maintain adequate liquidity;

     o we may be more vulnerable to general economic downturns and adverse developments in our business and the bottled water industry; and

     o the results of our operations may be adversely affected by an increase in interest rates since a portion of our debt is, and any future debt may be, subject to variable interest rates.

  WE MAY REQUIRE ADDITIONAL CAPITAL AND FAILURE TO OBTAIN ADDITIONAL CAPITAL COULD CURTAIL OUR GROWTH.

     We may require additional capital for, among other purposes, acquiring other businesses, integrating acquired companies, acquiring new equipment and maintaining the condition of existing equipment. If cash generated from operations is insufficient to fund capital requirements, we will require additional debt or equity financing. Covenants in our existing financing arrangements, our existing leverage and our future financial performance may limit our ability to obtain additional financing. Additional financing may not be available or, if available, may not be available on terms satisfactory to us. Additional financing may result in significantly increased financial leverage or shareholder dilution. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets, restructuring our operations, reducing our workforce or refinancing indebtedness.

  WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR STRATEGY OF ACQUIRING OTHER BOTTLED WATER BUSINESSES, AND ANY FAILURE TO DO SO WOULD ADVERSELY AFFECT OUR GROWTH.

     One of our strategies is to increase our revenue and the number of markets we serve through the acquisition of additional bottled water home and office delivery businesses. We may not be able to identify suitable candidates for acquisition and, if suitable candidates are identified, we may not be able to complete acquisitions on acceptable terms. Competition for attractive acquisition candidates in the bottled water home and office delivery market industry is increasing, which could limit our ability to complete acquisitions and increase the purchase price or make other acquisition terms less favorable to us. Some of the companies we compete with for acquisitions may be in a better financial position to bid for and complete acquisitions. Our ability to expand through acquisitions is also dependent upon the availability of debt or equity financing on acceptable terms. If we are unable to identify suitable acquisition candidates and complete acquisitions on acceptable terms, we may be unable to expand our operations into new markets and achieve the size in new and existing markets necessary to achieve desired growth and operating efficiencies.

  WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE ANY FUTURE ACQUISITIONS.

     We intend to continue to acquire businesses in the bottled water home and office delivery market. We may not be able to successfully integrate any future acquisitions into our operations. Our strategy of growth through acquisitions involves business risks commonly encountered in acquisitions of companies, including:

     o   disruption of our ongoing business;

     o difficulties in integrating the operations and personnel of acquired companies;

     o   diversion of our management's attention from our existing business;

     o adverse effects on relationships with our existing suppliers and customers, and those of the companies we acquire;

     o difficulties entering geographic markets in which we have no or limited experience; and

     o   loss of key employees of acquired companies.

Our failure to effectively integrate any businesses we may acquire in the future will harm our business and results of operations.

  IMPLEMENTING OUR STRATEGY OF GROWTH THROUGH ACQUISITIONS MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND PERFORMANCE.

     Future acquisitions may not be profitable to us at the time of their acquisition and may not generate revenues sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may adversely affect our results of operations and financial condition, including risks that we may:

     o fail to realize anticipated benefits, such as cost-savings and revenue enhancements;

     o decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

     o incur additional indebtedness, which may result in significantly increased interest expense or financial leverage, or issue additional equity securities to finance acquisitions, which may result in significant shareholder dilution;

     o incur or assume unanticipated liabilities, losses or costs associated with the business acquired; or

     o incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

  THE STRAIN THAT GROWTH PLACES UPON OUR SYSTEMS AND MANAGEMENT RESOURCES MAY ADVERSELY AFFECT OUR BUSINESS.

     Our growth has placed and will continue to place significant demands on our management, operational and financial resources. We have grown from approximately 480 employees at December 31, 1997 to over 800 employees at March 31, 2002. As we expand our operations, we must effectively manage and monitor operations, control costs and maintain effective quality and inventory control in geographically dispersed facilities. Our future growth and financial performance will also depend on our ability to:

     o recruit, train, manage and motivate our employees to support our expanded operations; and

     o continue to improve our production and delivery systems, customer support, financial controls and information systems.

These efforts may not be successful and may not occur in a timely or efficient manner. Failure to effectively manage our growth and the system and procedural transitions required by expansion could harm our business.

  IF WE DO NOT PROVIDE A HIGH LEVEL OF CUSTOMER SERVICE, OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS WILL SUFFER.

     We believe that quality of service and reliability of delivery are key competitive factors in the bottled water home and office delivery business. To remain competitive we must:

     o   reliably deliver bottled water on schedule;

     o   meet unexpected customer shortages with the quick delivery of refills;

     o   provide regular maintenance and sanitization of water coolers; and

     o adequately staff our customer call center to promptly answer incoming telephone calls and respond to customer inquiries.

     Our ability to attract and retain customers likely will decrease and our business will suffer if we are unable to maintain a high level of customer service as we seek to expand our operations.

  INTENSE COMPETITION COULD LEAD TO PRODUCT PRICE DECREASES AND LOSS OF
  BUSINESS.

     The home and office delivery bottled water industry is highly competitive and rapidly consolidating. We compete directly with other multi-national, regional and local bottled water home and office delivery companies. We compete indirectly with companies that distribute water through retail sales and vending machines and with providers of on-premises filtration systems. We also compete with warehouses and retail stores for the sale of water coolers, particularly in Canada. Some of our competitors possess substantially greater financial, personnel, marketing and other resources than us and may possess greater name recognition and be better able to compete than us in our markets or markets we may enter. We may encounter increased competition in the future from existing competitors or new competitors that enter our markets. Increased competition could result in decreased revenue or downward price pressure on our products, either of which would adversely affect our profitability.

  A SIGNIFICANT PORTION OF OUR COSTS ARE RELATIVELY FIXED IN NATURE, AND A DECLINE IN OUR REVENUE COULD HAVE A DISPROPORTIONATE ADVERSE EFFECT ON OUR PROFITABILITY.

     A significant portion of our costs, including costs relating to our water bottling and distribution facilities, are relatively fixed in the short term. As a result, if revenue in one or more of our markets falls below the level we anticipate, we may be unable to reduce our costs rapidly enough to compensate for this shortfall. Accordingly, a decline in our revenue, or the inability to achieve anticipated revenue, could have a disproportionate adverse effect on our profitability.

  OUR OPERATING RESULTS ARE SUBJECT TO SEASONAL AND WEATHER FLUCTUATIONS, AND COULD DECLINE AS A RESULT OF UNSEASONABLY COOL WEATHER.

     Customer demand for bottled water may fluctuate with outdoor air temperature. Seasonal weather variations may result in quarter-to-quarter volatility in our results of operations. Demand for our bottled water is typically weaker in the winter months as a result of lower temperatures and water consumption in the Northern Hemisphere during such months. As a result, additions of new customers and our revenue from the sale of bottled water have historically been weaker and our customer cancellations have increased, during our fiscal quarters ended March 31 and December 31. In addition, unseasonably cool weather during any particular period could result in less consumption of water than anticipated and reduce our revenue from the sale of bottled water below expectations.

  CONTAMINATION OF OUR WATER SOURCES OR BOTTLING PROCESSES COULD RESULT IN PRODUCT LIABILITY CLAIMS OR RECALLS AND SERIOUSLY HARM OUR BUSINESS.

     Our ability to retain customers and maintain our reputation are dependent upon our ability to maintain the integrity of our water resources and to guard against defects in, or tampering with, our purification and bottling processes. Our water supplies or products could potentially become contaminated by a variety of occurrences, including naturally occurring phenomena, a failure in our efforts to remove impurities from our water, pollution, environmental accidents or terrorist activity. The loss of integrity in our water resources, or defects in or tampering with our processes or products, could harm our reputation and lead to product liability claims, product recalls or customer illnesses that could adversely affect our business. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend. Although we currently have product liability insurance, not all potential liability claims may be covered by our insurance and we may not be able to obtain such insurance in the future at acceptable premiums, if at all.

  CONTAMINATION DISCOVERED IN A COMPETITOR'S PRODUCT COULD RESULT IN CONSUMER CONCERNS ABOUT BOTTLED WATER QUALITY AND SAFETY GENERALLY AND REDUCE DEMAND AND SALES OF BOTTLED WATER, INCLUDING OUR BOTTLED WATER.

     The bottled water industry has grown in large part due to public concerns relating to the quality of tap water and consumer preferences for healthy products. If a competitor's bottled water were discovered to be contaminated, consumer concern may arise regarding the quality, safety and health benefit of bottled water generally, including our bottled water. This could lead to reduced demand for and sales of our bottled water.

  HIGHER PETROLEUM PRICES WOULD INCREASE THE EXPENSE OF OPERATING OUR FLEET OF WATER DELIVERY TRUCKS AND COULD INCREASE THE COST OF OUR WATER BOTTLES AND COOLER COMPONENTS, WHICH WOULD ADVERSELY AFFECT OUR PROFITABILITY.

     We operate a sizeable fleet of trucks that deliver water to our customers in each of the markets in which we operate. The cost of fuel used to operate these trucks in our business is a significant expense. These trucks consume fuel at a high rate since they are loaded heavily, make many stops and, in some cases, are driven in congested metropolitan areas. In addition, petroleum-based resins are used in the manufacture of the water bottles and some of the components of the water coolers we purchase for use in our business. In the event of an increase in the cost of petroleum, our expenses to operate these trucks and transport water to some of our bottling facilities would, and our expenses to purchase water bottles and coolers could, increase and our operating results would suffer. In the past, we have experienced significant increases in the cost of fuel in the markets in which we operate and have not always been able to pass that cost on to our customers. The cost of petroleum may increase as a result of fluctuations in its production or supply as a result of natural disasters, political issues or otherwise. Our business could also be harmed if we were unable to obtain sufficient fuel to deliver our products.

  INTERRUPTIONS IN THE SUPPLY OF WATER COOLERS OR BOTTLES TO US COULD IMPAIR OUR ABILITY TO PROVIDE WATER COOLERS OR BOTTLED WATER TO EXISTING OR POTENTIAL CUSTOMERS, WHICH WOULD HARM OUR BUSINESS.

     We currently purchase our water coolers and bottles from a limited number of suppliers. We do not have long-term supply contracts with these suppliers. If our supply of these products is interrupted, we may be unable to locate alternative sources able to supply an adequate quantity of water coolers or bottles to us in a timely manner or at favorable prices. Any replacement suppliers may charge more than existing suppliers for water coolers or bottles, which would increase our expenses and reduce our margins. If we were unable to obtain sufficient water coolers or bottles, we might be unable to sell or rent water coolers to potential customers and existing customers may cancel our services. This would result in the loss of sales and harm our business and results of operations.

  BECAUSE WE RELY ON LIMITED SOURCES OF WATER IN EACH OF THE MARKETS IN WHICH WE OPERATE, INTERRUPTIONS IN THE ABILITY OF OUR WATER SOURCES TO SUPPLY AN ADEQUATE AMOUNT OF WATER COULD HARM OUR BUSINESS.

     We obtain our water from a limited number of sources in the markets in which we operate, primarily from public and natural water sources. Geologic or other natural events, such as earthquakes or drought, could constrict or eliminate our water supply from these sources. Pollution, environmental accidents, terrorist activity or other events could contaminate or effectively eliminate our water supply from our water sources. We may not be able to locate and secure adequate or comparable replacement sources if the availability of water to us is interrupted or we may incur significant costs in transporting water from more distant sources. Any interruption in the availability of water to us could lead to lost sales and customers or increase the cost of obtaining water, either of which could harm our operating results.

  CHANGING CONSUMER TASTES OR PREFERENCES COULD RESULT IN DECREASED DEMAND FOR AND SALES OF OUR PRODUCTS.

     Our future success is highly dependent on consumer tastes and preferences. The bottled water industry has grown in large part due to consumer preferences for healthy products and consumer taste preferences for bottled water over tap water and other beverages. These factors may not continue to benefit our business to the same extent in the future or in new markets in which we may seek to establish operations. Any change in consumer preferences away from bottled water could result in decreased demand for and sales of our products.

  THE LOSS OF KEY PERSONNEL OR OUR POTENTIAL INABILITY TO HIRE ADDITIONAL PERSONS COULD ADVERSELY AFFECT OUR BUSINESS.

     Our future performance and growth will depend to a significant extent on the efforts and abilities of G. John Krediet, our Chairman and Chief Executive Officer, Stewart E. Allen, our Vice Chairman, K. Dillon Schickli, our President, Chief Operating Officer, Chief Financial Officer and a member of our Board of Directors, and our other officers. The loss of the services of one or more of these individuals or other senior managers could harm our ability to effectively operate. We do not maintain key man insurance for any of our officers or employees.

     In addition, we expect to continue to hire additional management and other personnel to support the planned expansion of our business. These include delivery truck drivers, who interact directly with our customers and play a key role in the efficiency of our operations and the quality of our customer service. Our ability to expand our business operations will suffer if we are unable to attract and retain additional qualified personnel as needed.

  COMPLIANCE WITH VARIOUS REGULATORY AND ENVIRONMENTAL LAWS COULD INCREASE THE COST OF OPERATING OUR BUSINESS.

     Our operations and properties are subject to regulation by various governmental entities and agencies. Compliance with, or any violation of, current and future laws or regulations could require material expenditures by us and may prohibit us from selling our product in certain jurisdictions. As a producer of beverages, we are subject to production, packaging, quality, and labeling and distribution standards in each of the countries where we have operations. The operations of our production and distribution facilities are subject to various environmental laws and workplace regulations. We are subject to environmental laws in the jurisdictions in which we operate due to our ownership and use of real property, the use of ozone in our bottling processes, and the storage of fuel and other regulated substances at our facilities. These environmental laws may impose liability on us for conditions at properties formerly owned or operated by another entity as well as to conditions of properties at which wastes or other contamination attributable to another entity have been sent or otherwise come to be located on our property. Additional consumer health protection and environmental or other laws and regulations may be adopted that could limit our ability to do business or further increase the cost of our doing business.

  EXPOSURE TO CURRENCY EXCHANGE RATE FLUCTUATIONS AND OUR HEDGING TRANSACTIONS COULD RESULT IN FLUCTUATIONS IN OUR REVENUE AND EXPENSES.

     We generate a majority of our revenue and incur a substantial portion of our expenses in currencies other than the U.S. dollar. For the twelve months ended December 31, 2001, 46.9% of our revenue was generated in Canadian dollars, 33.2% of our revenue was generated in British pounds sterling, and 19.9% of our revenue was generated in U.S. dollars. Changes in the U.S. dollar relative to these or other foreign currencies that may be relevant to our business could result in fluctuations in our revenue and expenses, which we report in U.S. dollars. Additionally, we occasionally enter into foreign currency forward transactions and swaps to hedge anticipated expenses or income denominated in currencies other than U.S. dollars. Our exposure to foreign currency exchange rate fluctuations and transactions that we may enter into in an attempt to reduce that exposure may result in losses that could harm our results of operations and financial condition.

  ADVERSE CHANGES IN ECONOMIC CONDITIONS GENERALLY OR IN OUR MARKETS COULD RESULT IN INCREASED CANCELLATIONS BY OUR CUSTOMERS OR DECREASED BUSINESS FORMATION, WHICH WOULD HARM OUR BUSINESS.

     In periods of economic slowdown, either generally or in the markets in which we operate, we historically have experienced an increase in cancellations of water cooler rentals and a decrease in product purchases by our customers as some of our customers consider the delivery of bottled water to be a discretionary purchase. Economic slowdowns may also result in decreased business formation. Because a significant portion of our revenue is derived from sales and rentals to businesses, decreased business formation would reduce expansion opportunities for us in the affected markets. Increases in cancellations or a decrease in the expansion of office demand for our products would adversely affect our results of operations.

  WORK STOPPAGES, STRIKES OR LABOR UNREST COULD HINDER OUR SUPPLY OF WATER FROM SOME SOURCES OR OUR ABILITY TO OPERATE OUR BUSINESS AND DELIVER OUR PRODUCTS TO CUSTOMERS.

     We depend upon third parties to transport to some of our facilities the spring water we use in our products. We also depend upon our delivery truck drivers to distribute our products to customers and on other employees to process and bottle our water. Work stoppages, strikes or labor unrest could prevent us from producing or distributing our products in affected areas, which would adversely affect our business. As of April 30, 2002, approximately 160 of our employees, including our drivers and production employees, in our British Columbia operations were represented by unions. Our collective bargaining agreement for our home and office delivery employees in Vancouver, British Columbia is subject to renegotiation in October 2002. From time to time, our employees engage in unionizing activities that may or may not result in a collective bargaining agreement.

  INCREASED ABSENTEEISM BY OFFICE WORKERS COULD RESULT IN DECREASED CONSUMPTION OF OUR BOTTLED WATER.

     A significant amount of the water we sell is consumed by office workers. Any widespread or prolonged absenteeism by office workers in the markets in which we operate could result in decreased consumption of our water. Some factors that could cause absenteeism include labor strikes, fuel embargoes or severe weather. For example, the United Kingdom experienced a fuel embargo in 2000, which caused many businesses to temporarily close and employees not to go to work where they otherwise would consume bottled water. This resulted in reduced revenue and adversely affected our results of operations.

  BECAUSE WE RELY ON A SINGLE VENDOR TO SUPPLY AND MODIFY SOFTWARE WE USE TO OPERATE OUR MANAGEMENT SYSTEMS, ANY INTERRUPTION IN OUR ACCESS TO SOFTWARE UPDATES OR RELEVANT NEW PROGRAMS MAY LIMIT OUR ABILITY TO IMPROVE OUR MANAGEMENT SYSTEMS AND TO ACCOMMODATE CHANGES IN OUR BUSINESS.

     We obtain from a single vendor the operating software for our management systems, which we often update as we expand and our business changes. We rely on this vendor to modify the software to accommodate changes to our management systems and business. Our access to modifications and updates to the existing software we have purchased from this vendor or to potential new software programs from this vendor is dependent upon the vendor's ongoing operations and ability to program and develop such modifications, updates or new programs. Due to our reliance on this vendor, if we were unable to obtain software modifications, updates or relevant new software programs from this vendor, our ability to effectively manage our business may suffer.

ITEM 4. INFORMATION ON THE COMPANY

COMPANY OVERVIEW

     We are a leading provider of bottled water delivered directly to residential and commercial customers in the United States, Canada and the United Kingdom. Our primary focus is on the bottling and delivery of high-quality drinking water in three- and five-gallon bottles to homes and offices, and the rental of water coolers. We also engage in other bottled water-related activities, including the sale of water in small-sized (i.e., 2.5 gallon or smaller) containers, cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services. As of March 31, 2002, we provided bottled water or other related products or services to a base of approximately 207,000 water cooler rental and customer locations, consisting of approximately 164,000 water coolers rented from us and approximately 43,000 customers who did not rent our water coolers but purchased our bottled water or other products or services.

BUSINESS AND PRODUCTS

     We generated approximately 83% of our 2001 revenue from the sale of bottled water used in water coolers and the rental of water coolers. We generated approximately 5% of 2001 revenue from the sale of bottled water in smaller retail-sized containers, and approximately 12% of 2001 revenue from related activities, including the sale of cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services.

     BOTTLED WATER. We generated approximately 62% of our 2001 revenue from the sale of bottled water used in water coolers. We sell bottled water for water coolers primarily in five-gallon bottles. In each market, we also offer a smaller three-gallon bottle for customers who may not be capable of lifting the larger bottle or who may have storage constraints. Our bottles are made of durable polycarbonate to extend their useful lives and to facilitate storage. All bottles are fitted with non-spill caps.

     We also sell water in smaller-sized, plastic containers (such as 2.5 gallon, one gallon, 1.5 liter and 500 ml) to our existing home and office customers and to retail stores and distributors. In 2001, we generated approximately 5% of our total revenue from these smaller-sized containers.

     We primarily offer three types of water: spring, premium drinking and steam-distilled.

     SPRING WATER. Spring water, which has been naturally filtered by its passage through various geological layers, is drawn from an underground reservoir called an aquifer. Spring water is then either bottled at the source or transported in stainless steel tankers to a more strategically located bottling facility. Before bottling, spring water is passed through a micron filter, which removes sediment and microbial pathogens while retaining the natural mineral content of the water. The water is then disinfected through a government and industry standard process known as ozonation. The ozonation process is a significantly more effective disinfectant than chlorination and does not leave a residual taste or odor.

     PREMIUM DRINKING WATER. We draw water to produce our premium drinking water from public sources or aquifers. The water is then passed through a series of carbon and sand filters, processed by reverse osmosis, ozonated and finally bottled. The reverse osmosis process forces water through a semi-permeable membrane at high pressure that separates water molecules from impurities. Premium drinking water has 99.9% of all impurities removed, including its natural mineral content. In the United Kingdom, we add back minerals to our premium drinking water to accommodate local taste preferences.

     STEAM-DISTILLED WATER. We obtain water to produce our steam-distilled water from public sources or aquifers. The water is first converted to steam. Once the steam condenses, it is ozonated and bottled. Steam-distilled water is similar to premium drinking water since it has 99.9% of all impurities removed.

     We offer all three types of water in each of our geographic markets, except in the United Kingdom, where we do not currently offer steam-distilled water. The following table summarizes the brand names of water sold in our existing markets:


      REGION                                                   BRAND NAMES
------------------                                           --------------
Western Canada............................................   Canadian Springs
                                                             Cool Spring
                                                             Misty Mountain
                                                             Sparta

Maritime Provinces........................................   Misty Mountain
                                                             Sparking Springs

United Kingdom............................................   Nature Springs
                                                             Water At Work

United States.............................................   Crystal Springs

     WATER COOLERS AND OTHER PRODUCTS AND SERVICES. As of March 31, 2002, we had a base of approximately 207,000 water cooler rental and customer locations in the markets we serve, consisting of the rental of approximately 164,000 company-owned water coolers and approximately 43,000 customers who did not rent our water coolers but purchased our bottled water or other products or services.

     WATER COOLERS. In 2001, we generated approximately 21% of our revenue from the rental of water coolers. Customers who rent coolers typically sign a one-year contract, providing us with a stream of relatively stable revenue from a monthly, quarterly or annual water cooler rental charge. Our large, installed water cooler rental base creates operating efficiencies by allowing us to utilize more fully our infrastructure to service new customers at a relatively low marginal cost.

     The following table presents certain information relating to our water cooler rental and customer location base as of March 31, 2002:

                                                               UNITED     UNITED
                                                    CANADA    KINGDOM     STATES
                                                   -------    -------     ------
Water Cooler Rental Locations....................   97,531     37,958     28,400
Other Customer Locations.........................   34,767      2,496      6,100
                                                   -------     ------     ------
  TOTAL..........................................  132,298     40,454     34,500
                                                   =======     ======     ======

     We purchase water coolers and bottles from various suppliers. We attempt to maintain relationships with two or three main water cooler suppliers and five to ten water bottle suppliers in order to preserve quality and consistency. However, from time to time we will switch suppliers for price, quality or other reasons.

     There are numerous suppliers of water coolers and water bottles. We maintain a stock of spare parts and new and returned water coolers at delivery depots, and we have not experienced any shortage of water coolers. Although we believe that we have quality water bottle suppliers, we have experienced instances where shipments of water bottles were delayed because a supplier could not meet demand. Because we maintain a supply of bottles and our bottles are returned by customers seeking to receive their deposits back, we have been able to ensure an adequate number of bottles to meet our customers' needs.

     We estimate that the average life of a water cooler is ten years. The typical payback period for our water cooler investment (assuming only rental revenue and standard maintenance and redeployment costs) has been approximately 20 months. In the event of termination of the rental agreement, we have been able to redeploy water coolers at a relatively low cost to us. Prior to installing a returned water cooler, we strip down the cooler and then clean it. In addition, in some markets we charge a water cooler collection fee when a customer cancels the rental agreement.

     OTHER PRODUCTS AND SERVICES. The remaining approximately 12% of our 2001 revenue was generated through the sale of cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services. Sales of accessory water products, such as cups and sanitization and maintenance services, grow at approximately the same rate as sales of our bottled water. Growth in this area is largely dependent on our ability to cross-sell to our existing customers. Sales of other products and services, such as coffee and water through vending machines, occur in a highly competitive environment and have grown at rates significantly below those for our home and office delivery business.

SALES AND MARKETING

     Our sales by geographic market for each of the past three fiscal years are as follows:


MARKET                                                1999      2000       2001
------                                              -------   -------    -------
                                                     (U.S. DOLLARS IN THOUSANDS)
Canada...........................................   $25,199   $29,653    $35,076
United Kingdom...................................    25,002    24,713     24,818
United States....................................    13,717    14,930     14,937
                                                    -------   -------    -------
  TOTAL..........................................   $63,918   $69,296    $74,831
                                                    =======   =======    =======
Currency Conversion Rates:(1)
  Canadian Dollar................................    0.6730    0.6732     0.6457
  British Pounds Sterling........................    1.6172    1.5156     1.4396

----------

(1) For purposes of this chart, we based the currency conversion rates on the average exchange rates prevailing during the given year.

     We market our products principally through telephone directory yellow page advertisements, newspaper advertisements, mall shows, coupons, product sponsorship programs, direct mail, radio and television commercials, and various referral programs. Our marketing activities were supported by the efforts of approximately 137 sales and customer service personnel as of March 31, 2002. Almost half of our new customers are derived from incoming telephone calls resulting from yellow page advertisements, our key advertising vehicle. To supplement this effort, our marketing team solicits potential new customers in specific geographical areas in which we desire to increase the density of existing routes or in which we desire to establish new routes. A potential new customer may be offered various introductory promotions, including a free trial offer. Our marketing activity emphasizes the benefits of bottled water and the convenience of a water cooler, including the associated regular delivery of bottled water, and, to a lesser extent, the opportunity to receive ancillary products or services in the form of cups, coffee, water filtration devices and water cooler sanitization and maintenance services.

     We focus our marketing and customer service strategy on retaining customers. To improve our customer retention rate, we have implemented customer care groups and loyalty programs and we are focusing on increasing customer awareness about the benefits of drinking bottled water. Our primary strategy for increasing our retention rate is to focus on outstanding customer service. We compensate customer service representatives for the customers they help retain.

WATER SUPPLY

     We own natural water sources that supply water for our Maritime Provinces, Scotland and British Columbia operations. We currently lease or have established similar water rights in all our geographic markets other than the Maritime Provinces. We have obtained the contractual right to draw water from natural sources in England and Scotland. We currently have exclusive rights to the source in England. The contract for the natural source near our former Scottish facility includes a minimum payment provision. Due to its distance from our new Scottish facility, we currently do not draw water from this Scottish source. For our British Columbia, Alberta and United States operations, we draw water for our premium and steam-distilled products from public sources pursuant to standard terms for the municipality or from local sources pursuant to non-exclusive contracts. These contracts generally provide us the right but not the obligation to draw water.

THE BOTTLING PROCESS

     We draw water for our premium and steam-distilled drinking water products at our bottling facilities, saving the cost of transportation. In all of our markets where we offer spring water, we currently transport the spring water to one of our bottling facilities by dedicated stainless steel tankers, except in the Maritime Provinces of Canada, where we bottle spring water at the source. In most instances, we hire a third party to transport the spring water.

     We operate 10 bottling facilities located in British Columbia, Alberta and the Maritime Provinces of Canada, the states of Oregon and Washington in the United States, and England and Scotland in the United Kingdom. Each facility contains purification and related equipment to appropriately process the water and an automated bottling line with various bottling capacities that bottles and seals the water for delivery to one of our distribution centers. Our bottling plants operate at our high-quality standards through constant review and monitoring of Good Manufacturing Practices under relevant regulations governing such plants. See "-- Facilities" for a more detailed description of our bottling facilities.

DISTRIBUTION

     As of March 31, 2002, we owned or leased approximately 283 beverage trucks and employed 390 people in our distribution operations. We generally deliver our products to neighborhoods within a 90 minute drive from one of our 29 distribution centers. Each truck has an average useful life of between 7 to 12 years and can hold 120 to 300 five-gallon bottles. Since our drivers are generally paid on a per delivered bottle basis, we promote higher utilization of our delivery trucks by encouraging our drivers to assist us in enhancing delivery efficiency. On average, a delivery driver services between 500 and 1,100 water cooler rental and other customer locations. The average customer typically receives delivery once every two weeks. In addition, our drivers actively generate sales and are compensated for each new customer contract they originate.

     We believe that one of the most important success factors in the delivered bottled water business is delivery route efficiency, as the average cost of local delivery per bottle is over five times the cost of preparing and filling one bottle for distribution. However, the marginal distribution cost of delivering an additional bottle on an existing route is relatively low.

FACILITIES

     As of March 31, 2002, our various businesses operated through a total of 30 offices, 29 distribution facilities and 10 bottling sites, aggregating over 400,000 square feet.

     Generally, our policy is to maintain technologically-advanced and modern facilities. Our facilities are either leased or owned. We own all of our bottling lines and purification and related equipment. All our owned facilities are subject to a security interest granted to secure indebtedness under our senior credit facility. See "Item 5. - Liquidity and Capital Resources." Our Scotland facilities are subject to a separate mortgage. We believe that our production plants and distribution facilities are well maintained and generally adequate to meet our needs in our existing markets for the foreseeable future.

     The following table sets forth certain information relating to our principal offices, each of our active bottling facilities and each of our other active facilities over 20,000 square feet in size. We have no material inactive facilities.

                                    SIZE                      OWNED/ LEASED/
         LOCATION                 (SQ. FT.)   PURPOSE        LEASE EXPIRATION
-------------------------------   --------- ------------   ---------------------
WESTERN CANADA:
Calgary, Alberta.................. 27,600   Offices,       Owned
                                            Bottling,
                                            Distribution

Edmonton, Alberta................. 25,000   Offices,       Leased; November 2012
                                            Bottling,
                                            Distribution

Vancouver, British Columbia....... 45,000   Offices,       Leased; April 2011
                                            Bottling,
                                            Distribution

Kamloops, British Columbia........ 10,000   Offices,       Leased; February 2003
                                            Bottling,
                                            Distribution

Prince George, British Columbia...  9,000   Offices,       Leased; May 2005
                                            Bottling,
                                            Distribution

Victoria, British Columbia(1).....  7,250   Offices,       Leased; February 2003
                                            Bottling,
                                            Distribution

MARITIME PROVINCES:
Dartmouth, Nova Scotia............ 14,000   Offices,       Leased; July 2004
                                            Distribution

Valley, Nova Scotia...............  4,000   Offices,       Owned
                                            Bottling,
                                            Distribution

ENGLAND:
High Wycombe...................... 18,000   Bottling       Leased; December 2006

SCOTLAND:
Hamilton.......................... 33,000   Offices,       Owned
                                            Bottling,
                                            Distribution

UNITED STATES:

Portland, Oregon.................. 30,000   Offices,       Leased; December 2007
                                            Bottling,
                                            Distribution

Burlington, Washington............ 24,000   Distribution,  Leased; October 2016
                                            Offices

----------
(1) Our Victoria plant is scheduled to be relocated to a larger, modern facility in January 2003. We are negotiating construction costs and lease terms.

COMPETITION

     We compete in the bottled water market directly with other home and office delivery companies in our geographic markets. We compete with these companies in both the sale and delivery of bottled water and the rental of water coolers.

     The home and office delivery market is highly fragmented, with the vast majority of the companies being operated as small entrepreneurial and family-owned businesses. However, we compete with such large companies as Nestle, Suntory, Danone/McKesson, A.S. Watson and Culligan. Each of those companies possesses greater financial, personnel, marketing and other resources than us, and may possess greater name recognition.

     Quality of service and reliability of delivery are the primary competitive factors in the bottled water home and office delivery market and we believe we compete favorably in both of those areas.

     In addition to other bottled water home and office delivery companies, we also compete with warehouse and retail stores for the sale of water coolers, particularly in Canada.

     We compete indirectly for water sales with tap water producers and companies that distribute water through retail stores and vending machines and with other beverage companies. Some of the companies in the retail bottled water market are large and well-capitalized and have well-recognized brand names. These companies include PepsiCo., selling Aquafina, Coca-Cola, selling Dasani, Danone/McKesson, selling Evian, and Nestle, selling Perrier. We believe any of these or other companies could choose to enter our markets and compete with us or expand their presence in our markets.

     We also compete with providers of on-premises water filtration systems, including systems distributed through retail outlets. In certain markets, we market and provide on-premises water filtration systems.

CUSTOMERS

     We have grown from a base of approximately 107,000 water cooler rental and customer locations at December 31, 1997 to a base of approximately 207,000 water cooler rental and customer locations as of March 31, 2002, consisting of approximately 164,000 water coolers rented from us and approximately 43,000 customers who do not rent our water coolers but purchase our bottled water or other products or services. We believe that the diversity of our customer base protects us from reliance on any one customer or customers in a particular industry.

ORGANIZATIONAL STRUCTURE AND COMPANY HISTORY

     Sparkling Spring Water Limited, or SSWL, was founded in 1971 in Halifax, Nova Scotia to operate in the bottled water industry. In 1988, SSWL was acquired by Maritime Beverages Limited, a Pepsi-Cola bottler, which was managed by G. John Krediet, Stewart E. Allen and K. Dillon Schickli. When Maritime Beverages Limited sold its soft drink bottling holdings to Pepsi-Cola Canada Limited in 1992, Mr. Krediet retained his interest in SSWL and he and Mr. Allen focussed their efforts on growing and improving its bottled water business.

     Sparkling Spring Water Holdings Limited, or SSWHL, was formed under the laws of Nova Scotia, Canada on October 20, 1997. We were formed on October 22, 1997 and acquired all of the shares of SSWL. In the fourth quarter of 1998, we were reorganized through (1) the exchange of certain shares, and options to acquire shares, of us on a one-for-one basis for shares, and options to acquire shares, of SSWHL and (2) the acquisition by SSWHL of all of our remaining shares and options. The reorganization resulted in SSWHL owning 100% of our issued and outstanding shares as of December 31, 1998. At the end of 2000, SSWL was amalgamated with us. The new amalgamated company continues under the name Sparkling Spring Water Group Limited.

     We own, directly or indirectly, 100% of all of our subsidiaries. Our significant subsidiaries are as follows:


                SUBSIDIARY                          JURISDICTION OF ORGANIZATION
-----------------------------------------           ----------------------------
Canadian Springs Water Company AB Limited.......... Nova Scotia
639540 B.C. Ltd.................................... British Columbia
Cullyspring Water Co., Inc......................... Washington
Spring Water Incorporated.......................... Delaware
Crystal Spring Acquisition Inc. ................... Delaware
Nature Springs Water Company Limited............... England
Water at Work Limited.............................. Scotland

REGULATIONS

     Our operations and properties are subject to regulation by various governmental entities and agencies.

     As a beverage producer, we are subject to production, packaging, quality, label and distribution standards in each of the countries where we operate. In addition, we are a member of the International Council of Bottled Water Associations and of Bottled Water Associations in the United States, Canada and the United Kingdom. These associations set higher water quality standards than those set by governmental agencies. The standards are enforced by the members and member associations and compliance with the standards is a requirement of membership.

     The International Council of Bottled Water Associations requires, as a condition of membership, that we submit to annual, unannounced plant inspections administered by the National Sanitation Foundation or another approved independent, internationally-recognized inspection agency. These inspections audit quality and testing records, review all areas of plant operations and the bottling process, and check compliance with relevant national standards, Good Manufacturing Practices, and any other local regulations. The Food and Drug Administration in the United States and similar governmental agencies in the other jurisdictions in which we operate also periodically inspect our facilities. We have consistently met or exceeded inspection criteria. We provide a bonus to our Quality Control Managers and certified plant operators and production employees based on their operation receiving an excellent rating from the associations.

     Our properties and the operations of our production and distribution facilities are also subject to various environmental laws and workplace regulations. We are subject to environmental laws in the jurisdictions in which we operate due to our ownership and use of real property, the use of ozone in our bottling processes, and the storage of fuel and other regulated substances at our facilities. These environmental laws may impose joint and several liability and may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessor as well as to conditions of properties at which wastes or other contamination attributable to an entity or its predecessor have been sent or otherwise come to be located. No environmental claims have been made known to us. However, future events, such as new information, changes in existing environmental laws or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities.

SEASONALITY

     Bottled water sales are subject to seasonal variations, with decreased sales during cold weather months and increased sales during warm weather months. Water cooler rentals are typically paid monthly and partially mitigate the seasonal effect of water sales.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following operating and financial review and prospects should be read in conjunction with our consolidated financial statements included in this Annual Report. The consolidated financial statements and the financial information discussed below have been prepared in accordance with generally accepted accounting principals in the United States.

OVERVIEW

     We are a leading provider of bottled water delivered directly to residential and commercial customers in the United States, Canada and the United Kingdom. Our primary focus is on the bottling and delivery of high-quality drinking water in three- and five-gallon bottles to homes and offices, and the rental of water coolers. We also engage in other bottled water-related activities, including the sale of water in small-sized (i.e., 2.5 gallon or smaller) containers, cups, coffee, water filtration devices, water through vending machines and cooler sanitization and maintenance services. In 2001, we derived 62.1% of our revenue from the sale of bottled water used in water coolers, 21.4% from the rental of water coolers, 4.6% from the sale of bottled water in small-sized containers and 11.9% from related activities. In 2001, 19.9% of our revenue came from sales in the United States, 46.9% in Canada and 33.2% in the United Kingdom.

     We recognize revenue from the sale of bottled water and other products and services when we deliver the products or perform the services. Prior to 2001, we recognized revenue from water cooler rentals when we billed our customer. When we entered into a one-year water cooler rental lease with a customer, we billed the customer for the entire year and recognized the entire amount as revenue at that time. In 2001, we began recognizing those amounts as revenue over the period of the lease. We adopted the new method of accounting to more appropriately match revenues earned from water cooler leases to the period to which the lease relates. The effect of the change on operating results in 2001 was to increase the net loss before extraordinary items by approximately $109,000. The cumulative effect of the change in our method of accounting for water cooler rental leases in prior years increased our net loss in 2001 by $3.2 million.

     Our cost of sales primarily consists of the cost of materials, including:

     o   water, labels and caps;

     o variable overhead, such as routine equipment maintenance, energy costs at the bottling facilities, pallets and laboratory testing;

     o   direct production labor; and

     o   production management.

     Our gross margins may vary depending upon the level of sales of bottled water to home and offices compared to the level of sales of smaller, retail-sized containers of bottled water to retail stores. In 2000 and 2001, the average product margin (excluding the allocation of production overhead) we realized on sales of bottled water in small-sized containers to retail stores was approximately 34% and 40%, compared to approximately 94% and 94% for bottled water delivered to home and offices. While we do not focus our sales effort on sales of small-sized containers of bottled water to retail stores, home and office delivery businesses that we acquire may have a larger percentage of this type of business than we do, thus impacting our gross margins when we combine our businesses.

     Our selling, delivery and administrative expenses, which typically equal over 50% of our revenues, primarily consist of

     o   administrative overhead;

     o the cost to deliver bottled water to homes and offices, including the cost of delivery drivers, maintenance of delivery trucks and gasoline; and

     o selling expenses, which include the cost of our call centers and sales staff.

Of our total selling, delivery and administrative expenses in 2000 and 2001, administrative expenses were approximately 40% and 41% of the total, delivery expenses were approximately 42% and 43%, and selling expenses were approximately 18% and 16%. Selling, delivery and administrative expenses as a percentage of revenue are affected by, among other factors, the proportion of our revenue that represents sales of small-sized water bottles to retail stores, which sales have relatively lower associated delivery and administrative expenses than our home and office delivery sales.

     We define "adjusted EBITDA" to mean operating profit plus depreciation, amortization and integration and related expenses. Our adjustments to more typical measures of EBITDA are intended to facilitate a better understanding of our operating results net of the effect of nonrecurring or nonoperating items, such as extraordinary gains or losses, changes in accounting principles and integration expenses. Neither EBITDA nor adjusted EBITDA is required by generally accepted accounting principles in the United States. Because EBITDA is not calculated in the same manner by all companies, our presentation may not be comparable to other similarly-titled measures reported by other companies.

     Prior to 1999, we computed depreciation of fixed assets using the declining balance method. In 1999, we began computing depreciation of fixed assets using the straight-line method. We adopted the new method of depreciation to more appropriately amortize the cost of fixed assets over their estimated useful lives. The effect of the change in 1999 was to decrease net loss before extraordinary items by approximately $141,000. The cumulative effect of the change in our depreciation method from the declining balance method to the straight-line method (after reduction for income taxes of $0.9 million) decreased our net loss in 1999 by $1.7 million.

     Our interest and related expenses include interest we pay on our senior credit facility and senior subordinated notes, as well as payments we make under capital lease obligations and non-competition agreements and amortization of financial costs. On May 15, 2002, our parent Sparkling Spring Water Holdings Limited, or SSWHL, filed a registration statement with the SEC in connection with its proposed initial public offering of its common shares. SSWHL intends to cause us to redeem or repurchase our outstanding 11.5% senior subordinated notes due 2007 with the net proceeds from the proposed initial public offering. Through March 31, 2002, we had repurchased or redeemed an aggregate of $18.9 million principal amount of senior subordinated notes. Our extraordinary items in each of 1999, 2000 and 2001 represent gains from these repurchases. In 2001, we paid $8.9 million in interest on our senior subordinated notes. As of April 30, 2002, we had $81.1 million of senior subordinated notes outstanding which would require annual cash net interest payments of $9.3 million. If we redeem our senior subordinated notes the first time the notes become redeemable in November 2002 with the net proceeds from SSWHL's proposed offering, we will take a one-time charge in the fourth quarter of 2002 of an estimated $6.6 million, representing a $4.7 million redemption premium and a $1.9 million adjustment to write-off the balance of unamortized deferred finance costs associated with the senior subordinated notes. If we choose to repurchase senior subordinated notes prior to November 2002, we will take a charge or gain for the difference between the price at which we repurchase the notes and the principal amount of the notes we repurchase, plus a charge for the unamortized deferred finance costs associated with the notes repurchased in the quarter in which the repurchase took place. See "-- Liquidity and Capital Resources." We cannot give any assurance that SSWHL will complete its proposed initial public offering or that the amount of net proceeds, if any, from that offering will be sufficient to repay any of our debt.

     In addition to redeeming or repurchasing our senior subordinated notes, SSWHL intends to use any remaining net proceeds from its initial public offering to repay a portion of the debt outstanding under our senior credit facility. We expect to reborrow the amount repaid and may borrow additional amounts under the senior credit facility or other credit facilities as needed to implement our acquisition strategy and expand our operations.

     We transact business in currencies other than the U.S. dollar, but report in U.S. dollars. In 2001, approximately 47% of our revenue was generated in Canadian dollars, 33% in British pounds sterling, and 20% in U.S. dollars. Accordingly, movements in foreign currency exchange rates can affect our results.

     Bottled water sales are subject to seasonal variations, with decreased sales during cold weather months and increased sales during warm weather months. Water cooler rentals are typically paid monthly and partially mitigate the seasonal effect of water sales.

     We have grown significantly in recent years through both internal growth and acquisitions. To expand our geographic presence and enhance profitability in our existing markets, we have acquired 22 businesses since April 1993. We have accounted for our acquisitions using the purchase method of accounting, and included the results of the acquired companies in our results from the date of the acquisition. We incur integration and related expenses in connection with integrating acquired businesses into our existing business. These expenses are non-recurring costs incurred to reduce and relocate staff, convert the acquired businesses' computer systems, close acquired facilities and blend new customers into our existing routes. Prior to 2002, we amortized the goodwill associated with our acquisitions in accordance with generally accepted accounting principles. Effective January 1, 2002, we ceased amortization of that goodwill in accordance with changes to those accounting principles and instead we will write-down goodwill if and when we determine that the goodwill has been impaired, as provided by recently established accounting guidelines. See "-- Recently Issued Accounting Standards." In addition, prior to 2001 we amortized the cost of non-competition agreements that we obtained in connection with our acquisitions. In 2001, we wrote-off all of the unamortized portion of our existing non-competition agreements after we determined that those agreements no longer had value.

     In May 2001, SSWHL acquired Polaris Water Company, Inc. that conducts business in the greater Vancouver, British Columbia area. Polaris sells a significant amount of small-container bottled water to retail stores. On July 1, 2001, we entered into a Customer Service Agreement whereby the home and office customers of Polaris are managed by us and the home and office customers of our subsidiary, Cullyspring Water Co., Inc., are managed by SSWHL. Pursuant to the Customer Service Agreement, we receive all of the revenue generated by home and office customers of Polaris and include that revenue and related expense and all other related financial information in our results. Conversely, we do not recognize revenue or any expense related to the Cullyspring home and office customers. We receive monthly fees totaling $40,000 under the Customer Service Agreement. At the time we entered into the Customer Service Agreement in July 2001, we began managing approximately 14,000 Polaris water cooler rental and customer locations and SSWHL began managing approximately 11,000 Cullyspring water cooler rental and customer locations. See Note 4 to our financial statements included elsewhere in this prospectus for details concerning our acquisitions over the last three years.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain of our statements of operations and other data as a percent of revenue.


                                                                       YEAR ENDED DECEMBER 31
                                                                -----------------------------------
                                                                1999           2000            2001
                                                                ----           ----            ----
Revenue                                                         100%           100%            100%
Cost of sales                                                   18.1           18.5            16.3
Selling, delivery and administrative
 expenses                                                       55.1           53.8            53.0
Adjusted EBITDA                                                 26.8           27.7            30.7
Depreciation and amortization                                   16.1           16.1            17.5
Interest and related expenses                                   18.2           11.7            16.4
Net loss before
  extraordinary items and
  cumulative effect of changes
  in accounting principles                                      (7.0)          (1.5)           (6.0)
Net income (loss)                                               (2.8)           0.1            (9.6)

      YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     REVENUE. Revenue increased $5.5 million, or 8.0%, to $74.8 million in 2001 compared to $69.3 million in 2000. This increase was primarily due to incremental revenue from customers of Polaris Water Company being managed pursuant to the Customer Service Agreement, acquisitions completed in 2001 and mid-year 2000, and the internal growth of our existing home and office delivery business. The increase was partially offset by a decrease in reported revenue of $2.8 million as a result of unfavorable foreign currency translations to U.S. dollars due to declines in the exchange rates of the British pound sterling and Canadian dollar relative to the U.S. dollar.

     COST OF SALES. Cost of sales decreased $0.6 million, or 5.0%, to $12.2 million in 2001 compared to $12.8 million in 2000. Cost of sales as a percentage of revenue decreased 2.2% to 16.3% in 2001 from 18.5% in 2000. The decrease was primarily the result of increases in the average price per bottle we realized from our customers (before the effect of exchange rates), and a reduction in costs of other inputs, such as the average cost of small pack water bottles to us.

     SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES. Selling, delivery and administrative expenses increased $2.4 million, or 6.4%, to $39.7 million in 2001 compared to $37.3 million in 2000. Selling, delivery and administrative expenses as a percentage of revenue decreased 0.8% to 53.0% in 2001 from 53.8% in 2000. This decrease is primarily attributable to SSWHL agreeing in 2001 to absorb an additional $1.1 million of our executive and administrative expenses compared to 2000, as well as our improved efficiency from our managing the customers of Polaris Water Company and SSWHL managing the customers of Cullyspring Water Co. pursuant to the Customer Service Agreement. Delivery expenses in 2001 were also favorably affected by lower fuel costs and improved operational efficiencies from enhanced route density and other benefits of a growing customer base. Sales expense decreased as a percentage of revenues as a result of the fixed costs of operating our call centers being spread across a larger customer base.

     ADJUSTED EBITDA. Adjusted EBITDA increased by $3.8 million, or 19.7%, to $23.0 million in 2001 from $19.2 million in 2000, as a result of increased revenues combined with decreases in cost of sales and selling, delivery and administrative expenses as a percentage of revenues. The increase in adjusted EBITDA in 2001 was partially offset by $0.9 million due to significant decreases in the exchange rates of the British pound sterling and Canadian dollar relative to the U.S. dollar during 2001 compared to 2000.

     INTEGRATION AND RELATED EXPENSES. Integration and related expenses increased by $1.0 million, to $1.5 million in 2001 from $0.5 million in 2000. This increase was primarily the result of our acquisitions in 2001 of CC Beverage (US) Corporation and the integration of the home and office customers of Polaris Water Co., Inc.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $1.9 million, or 17.0%, to $13.1 million in 2001 from $11.2 million in 2000. This increase was due principally to significant increases in fixed assets and goodwill as a result of both the acquisitions consummated in 2000 and 2001 and our capital expenditure program, including a full year of depreciation from the purchase and outfitting of our Scotland production and distribution facility in 2000, and our decision to replace the six gallon water bottles with five gallon water bottles in England. Amortization also increased due to the $0.4 million write-off of the value of non-competition agreements associated with certain acquisitions.

     INTEREST AND RELATED EXPENSES. Interest and related expenses increased $4.2 million, or 52.0%, to $12.3 million in 2001 from $8.1 million in 2000. We experienced a reduction in interest and related expenses in 2000 due to a one-time gain of $4.4 million realized on our foreign currency swap prior to the swap being closed out in September 2000. See "-- Exchange Rate Exposure and Risk Management." Excluding the effect of the swap, interest expense in 2001 decreased $0.1 million from 2000, due to lower average borrowing rates and the repurchase of higher interest rate senior subordinated notes, partially offset by higher average levels of borrowing for acquisitions and capital expenditures completed in mid-year 2000 and 2001.

     NET LOSS. Net income decreased $7.2 million from a net income of $44,000 in 2000 to net loss of $7.2 million in 2001. The decrease was principally due to higher depreciation and interest and related expenses in 2001, and the $3.2 million cumulative effect of a change in our method of accounting for water cooler rental leases in 2001 which, in the aggregate, more than offset the $3.8 million increase in adjusted EBITDA. For a description of the accounting change, please see Note 3 to our financial statements included in Item 18 of this Annual Report.

     YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     REVENUE. Revenue increased $5.4 million, or 8.4%, to $69.3 million in 2000 compared to $63.9 million in 1999. The increase was due to $3.6 million of revenue that resulted from the acquisitions of Mr. Softwater Ltd. in May 2000 and Rocky Mountain Springs Water Inc. in July 2000, the purchase of the assets of Sparta Water Inc. in August 2000 and the inclusion of full year results for Misty Mountain, the assets of which were acquired in November 1999. The increase also reflected an increase of $3.5 million of revenue that resulted from internal growth of our existing home and office delivery business. These increases were partially offset by a decrease in reported revenue of $1.7 million as a result of unfavorable foreign currency translations due to a decline in the exchange rates for the British pound sterling and Canadian dollar relative to the U.S. dollar.

     COST OF SALES. Cost of sales increased $1.2 million, or 10.7%, to $12.8 million in 2000 compared to $11.6 million in 1999. Cost of sales as a percentage of revenue increased to 18.5% in 2000 from 18.1% in 1999, primarily due to an increase in sales of our lower-margin, small-sized containers as a percentage of total sales, resulting from acquisitions completed late in 1999 and in 2000.

     SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES. Selling, delivery and administrative expenses increased $2.1 million, or 5.9%, to $37.3 million in 2000 compared to $35.2 million in 1999. Selling, delivery and administrative expenses as a percentage of revenue decreased 1.3% to 53.8% in 2000 from 55.1% in 1999. This decrease as a percentage of revenue is primarily attributable to $1.6 million of executive and administrative expenses absorbed by SSWHL and reduced charges for bad debts. The decrease was partially offset by higher fuel costs and other delivery expenses.

     ADJUSTED EBITDA. Adjusted EBITDA increased by $2.1 million, or 12.0%, to $19.2 million in 2000 from $17.1 million in 1999, as a result of increased revenue and a decrease in selling, delivery and administrative expenses as a percentage of revenue. The increase in adjusted EBITDA in 2000 was partially offset by $0.7 million due to a significant decrease in the exchange rate for the British pound sterling relative to the U.S. dollar during 2000 compared to 1999. As a percentage of revenue, adjusted EBITDA increased to 27.7% in 2000 from 26.8% in 1999.

     INTEGRATION AND RELATED EXPENSES. Integration and related expenses increased by $0.4 million to $0.5 million in 2000 from $0.1 million in 1999. This increase was primarily the result of completing three acquisitions in 2000 compared to only one acquisition in 1999.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $0.9 million, or 8.2%, to $11.2 million in 2000 from $10.3 million in 1999. This increase was due to the effect on depreciation of significant increases in fixed assets and goodwill as a result of acquisitions we consummated in 1999 and 2000, and our capital expenditure program that included purchase and outfitting of our Scotland production and distribution facility in 2000. In both 1999 and 2000, we calculated depreciation using the straight-line method that we adopted commencing in 1999.

     INTEREST AND RELATED EXPENSES. Interest and related expenses decreased $3.6 million, or 30.7%, to $8.1 million in 2000 from $11.7 million in 1999. Interest expense was reduced in 2000 by a one-time gain of $4.4 million realized on our foreign currency swap closed out in 2000, compared to a $1.1 million reduction in interest expense related to the mark-to-market adjustment on our swaps in 1999. See "-- Exchange Rate Exposure and Risk Management." Excluding the swaps, our interest expense in 2000 decreased $0.2 million from 1999, due to lower average interest rates resulting from the repurchase in 1999 and 2000 of higher interest rate senior subordinated notes, partially offset by increased interest on the higher levels of borrowings for acquisitions and capital expenditures in 2000.

     NET INCOME. Net income increased $1.8 million from a net loss of $1.8 million in 1999 to a net income of $44,000 in 2000. The increase in net income was due to an increase in adjusted EBITDA and a reduction in interest and related expense. These factors were partially offset by higher depreciation and amortization and income taxes in 2000, and the $1.7 million increase in income in 1999 arising from the cumulative effect of a change in our depreciation method from the declining balance method to the straight-line method in 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have funded our capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities, the issuance of senior subordinated notes and the sale of capital stock. We have utilized these sources of funds for operations, and to make acquisitions, fund capital expenditures and service debt.

     Net cash provided by operating activities was $11.3 million in 2001, $3.2 million in 2000 and $4.8 million in 1999. The change from 2000 to 2001 was primarily due to a $2.7 million increase in adjusted EBITDA (for this purpose, after integration and related expenses) in 2001 compared to 2000, and a reduction in our working capital requirements of $2.4 million in 2001 compared to a $2.8 million increase in working capital requirements in 2000. The change from 1999 to 2000 was primarily due to the a $1.7 million growth in adjusted EBITDA (after integration and related expenses) from 1999 to 2000, which was offset by a $2.8 million increase in working capital requirements in 2000.

     Net cash used in investment activities was $15.1 million in 2001, $16.2 million in 2000 and $11.2 in 1999. Our investment activities involve the purchase of fixed assets, such as water bottles, water coolers, delivery trucks, bottling machines and the building of facilities, the acquisition of home and office delivery businesses, and the disposal of fixed assets. Our net capital expenditures are determined by adding our purchases of fixed assets and subtracting our disposals of fixed assets. Our net capital expenditures were $8.8 million in 2001, $10.9 million in 2000 and $9.4 million in 1999. Higher customer growth drives capital expenditures, as each net new customer requires water bottles, a cooler and, for approximately every 1,000 net new customers, a new delivery truck. We expect that our net capital expenditures will total approximately $8.1 million in 2002.

     Our $6.4 million of acquisitions in 2001 were primarily related to the purchases of the home and office bottled water divisions of CC Beverage (US) Corporation in May 2001, and Canada's Choice Spring Water in November 2001. Our $5.2 million of acquisitions in 2000 were primarily related to the purchases of Mr. Softwater Ltd., Rocky Mountain Springs Water Inc. and the assets of Sparta Water, Inc. In 1999, we spent $1.8 million on the acquisition of the assets of the Misty Mountain division of Baxter Foods Limited.

     As of March 31, 2002, our total debt was $114.2 million, compared to $117.4 million as of December 31, 2001, and $115.2 million as at December 31, 2000. Our total debt primarily consists of our 11.5% senior subordinated notes due 2007 and our senior credit facility, both of which are guaranteed by our subsidiaries. Our senior subordinated notes had $81.1 million principal amount outstanding as of March 31, 2002.

     Our senior credit facility consists of a $15 million operating line which is renewable annually by April 30th, an $8.5 million acquisition facility that matures on April 30, 2006 and a $12 million term loan that matures on October 31, 2005. The term loan facility was used by us to repurchase certain of our outstanding senior subordinated notes. Our operating line facility has been renewed to April 30, 2003. Our payment obligations under the senior credit facility are secured by a first priority security interest over substantially all of the assets of us and our subsidiaries. As of March 31, 2002, we had approximately $7.2 million in direct borrowings and $2.4 million in letters of credit outstanding under the operating line facility, $8.5 million outstanding under the acquisition facility and $11.9 million outstanding under the term loan. In addition, we had $1.6 million in borrowings outstanding under other local credit facilities secured by letters of credit outstanding under our senior credit facility. The acquisition facility is required to be reduced by varying amounts annually through April 30, 2006. The term loan is required to be reduced by $3.0 million on October 31, 2002, and by varying amounts annually thereafter to October 31, 2005.

     At March 31, 2002, we had $5.4 million available to borrow under the operating line facility, $1.5 million available under the acquisition loan facility (no amount available at April 30, 2002 when the facility was reduced from $10 million to $8.5 million), and $0.8 million available in the aggregate under other local credit facilities secured by letters of credit under our senior credit facility. Amounts outstanding under the senior credit facility bear interest at specified rates based on the Canadian prime rate, U.S. prime rate, U.S. base rate, Sterling LIBOR and U.S. LIBOR.

     On May 15, 2002, SSWHL filed a registration statement with the SEC with respect to a proposed initial public offering of its common shares. SSWHL intends to cause us to use the net proceeds from the offering to redeem in November 2002 or, if advantageous, repurchase in the open market, all of the outstanding senior subordinated notes and a portion of the debt outstanding under our senior credit facility. We expect to reborrow the amounts repaid under the senior credit facility, and, if appropriate, borrow additional amounts under that facility or other credit facilities as needed to implement our acquisition strategy and expand our operations. We cannot give any assurance that SSWHL will complete its proposed initial public offering or that the amount of net proceeds, if any, from that offering will be sufficient to repay any of our debt.

     The agreements governing the senior credit facility require us and our subsidiaries to maintain certain financial ratios based on our consolidated EBITDA and the agreement governing the senior credit facility and the senior subordinated notes provide for restrictions on paying dividends and certain other payments, merging, selling assets, making investments and capital expenditures and incurring additional debt.

     In addition to our senior credit facility and senior subordinated notes, we had capital lease and other debt obligations of $3.9 million as of March 31, 2002 and $4.3 million as of December 31, 2001.

     We believe that existing cash balances, cash generated from operations and available borrowings under our existing credit facility will be sufficient to finance our working capital and capital expenditure requirements for at least the next 12 months. However, if we elect to pursue acquisition opportunities or expand our existing operations more rapidly than we anticipate, our cash needs may significantly increase. In that case, we may require additional financing within that period. We cannot assure you that additional financing will be available on satisfactory terms or at all.

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

     We transact business in currencies other than the U.S. dollar, but report in U.S. dollars. In 2001, approximately 47% of our revenue was generated in Canadian dollars, 33% in British pounds sterling, and 20% in U.S. dollars. Accordingly, movements in foreign currency exchange rates can affect our results.

     As a result of our foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on our income statement. Translation risk is the risk that our consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the jurisdictions in which we do business against the U.S. dollar. Transaction risk is the risk that currency fluctuations may impact the local currency value of transactions executed in currencies other than the local currency.

     We occasionally enter into swaps, short-term foreign currency forward transactions and other derivative transactions to hedge known payments denominated in currencies other than U.S. dollars or future cash flows from our operations outside of the United States. In December 1997, we entered into cross-currency swap transactions in Canadian dollars (notional amount of U.S.$28 million) and British pound sterling (notional amount of U.S.$30 million) for the purpose of managing risks associated with future foreign currency fluctuations. The Canadian dollar swap was terminated in October 1998, generating cash proceeds to us of $3.4 million and the British pound sterling swap was terminated in September 2000, realizing cash proceeds to us of $4.1 million. Concurrent with the termination of the British pound sterling swap, we entered into a new $30 million Canadian dollar swap. In December 2000, we received cash proceeds of $0.9 million for entering into a mirror swap to the new Canadian dollar swap. Subsequent to year-end 2000, we closed out the Canadian dollar swap and the mirror swap, for no net proceeds.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. We adopted the new rules as of January 1, 2002. As a result, we no longer amortize goodwill. The impact on our net income from goodwill amortization was to increase net loss in 2001 by $1.2 million and to increase net loss in 2000 by $1.1 million. While we are currently evaluating the provisions of the new rules related to impairment testing, we do not expect, as of March 31, 2002, that such tests will result in any material effect on our results of operations or financial position.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt SFAS No. 143 as of January 1, 2003. The adoption of this Statement is not expected to have a material impact on our financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new Statement also supercedes certain aspects of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business. The new rule requires operating losses from discontinued operations to be reported in future periods, as incurred. In addition, businesses below the operating segment level may qualify for discontinued operations treatment.

We adopted the provisions of the Statement as of January 1, 2002. Adoption of the Statement will primarily affect us if and when qualifying future business dispositions occur.

CERTAIN CRITICAL ACCOUNTING POLICIES

     In December 2001, the SEC issued a financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." In this connection, the following information has been provided about certain critical accounting policies that are important to the consolidated financial statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment.

     Our allowance for doubtful accounts related to accounts receivables is primarily based upon historical experience, as well as management judgment as to the economic and business environment. In determining the allowance, management evaluates both internal credit metrics and historical write-off and recovery rates. To the extent historical experience is not indicative of future performance, or other assumptions used by management do not prevail, losses could differ significantly, resulting in either higher or lower allowances, as applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     Our directors and executive officers and their positions and ages as of April 30, 2002 are listed below:


NAME                                                    AGE    POSITIONS
----                                                    ---    ---------

G. John Krediet.....................................     51    Chairman of the Board of Directors and
                                                                    Chief Executive Officer
Stewart E. Allen....................................     43    Vice Chairman and Director
K. Dillon Schickli..................................     49    President, Chief Operating Officer, Chief
                                                                    Financial Officer and Director
C. Sean Day.........................................     52    Director
Joseph J. Heffernan.................................     56    Director
Jan Niessen.........................................     38    Director
Kenneth B. Rotman...................................     35    Director
Joost E. Tjaden.....................................     52    Director

     Certain biographical information about each of these individuals is set forth below:

     G. JOHN KREDIET has been our Chairman of the Board of Directors and Chief Executive Officer since 1993. From 1987 to 1993 he served as Chairman of the Board of Maritime Beverages Limited, a Pepsi-Cola franchisee and former parent company of Sparkling Spring Water Limited. From 1987 through 1993, Mr. Krediet also served as Chairman of the Board of Eastcan Beverages Ltd., the Pepsi-Cola franchise for the territory in and around Ottawa, Ontario, Canada. In 1987, Mr. Krediet founded C.F. Capital Corporation, a consulting and management company. Prior to 1987, Mr. Krediet worked for Citibank from 1976 to 1980, AMRO Bank from 1980 to 1983 and General Electric Credit Corporation from 1983 to 1986. Mr. Krediet received his graduate degree in economics from Erasmus University in Rotterdam.

     STEWART E. ALLEN has been our Vice Chairman of the Board of Directors since January 2002, and has served as a member of the Board of Directors since 1992. Mr. Allen was our President and Chief Operating Officer from 1992 through 2001. Mr. Allen was a director of the Canadian Bottled Water Association from 1993 to 1997 and was President of that association in 1997. He has been a member of the Board of Directors of the International Bottled Water Association since 1998 and a director of the International Council of Bottled Water Association since 1996 and was Chairman of the Council from 1999 to 2000. He served as Vice President of Sales and Marketing for Maritime Beverages Limited from 1988 to 1992.

     K. DILLON SCHICKLI has been our President and Chief Operating Officer since January 2002 and our Chief Financial Officer since 1998. Mr. Schickli has been a member of the Board of Directors since March 2000. Since 1998, Mr. Schickli has been the President of C.F. Capital Corporation, a position he previously held from 1987 to 1992. Mr. Schickli has over 15 years of beverage industry experience, including service as a member of the Board of Directors and the Executive Committee of Maritime Beverages Limited from 1987 to 1992, and Chief Financial Officer from 1981 to 1986 of Mid-South Bottling Company, a Pepsi-Cola franchise bottler. From 1993 to 1995, Mr. Schickli was Chief Operating Officer and a member of the Board of Directors of Affinity Group, Inc., a database marketing and membership management company. In 1996, Mr. Schickli served as President and a member of the Board of Directors of Ivid Communications, Inc., a leading multimedia training company. From 1997 to 1998, Mr. Schickli was Chairman, Chief Executive Officer and a co-owner of Affinity Development Group, Inc., a consulting firm. Mr. Schickli earned an MBA in Accounting from the University of Chicago, a BA from Carleton College and has a Certificate of Public Accountancy from the University of Illinois.

     C. SEAN DAY has served as a member of our Board of Directors since 1997. Since 1999, Mr. Day has been Chairman of the Board of Directors of Teekay Shipping Corporation (NYSE: TK), a world leader in the marine oil transportation industry, and has served on Teekay's Board of Directors since 1998. Mr. Day has also been Chairman of the Board of Directors of Seagin International LLC since 1999. From 1989 until 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a company engaged in the worldwide operation of ocean-going bulkships. Mr. Day is also a member of the Board of Directors of Kirby Corporation (NYSE: KEX), Genesee & Wyoming, Inc. (NASDAQ: GNWR), CBS Personnel, California Pellett Mills and Transmarine Navigation Corp. Mr. Day received a B.B.S. in finance from the University of Cape Town and an MA in jurisprudence from Oxford University.

     JOSEPH J. HEFFERNAN has served on our Board of Directors since June 2001. Mr. Heffernan has been the Chairman of the Board of Directors of Rothmans Inc., Canada's second-largest tobacco company, since 1999, and he served as Rothmans Inc.'s President and Chief Executive Officer from 1990 to 1999. Mr. Heffernan also held positions with Rothmans International B.V. as Deputy Chief Executive (Americas, Asia and Pacific regions) from 1998 to 1999, and as Chief Executive (Americas region) from 1995 to 1998. From 1990 to 1998, he was also the President and Chief Executive Officer for Rothmans, Benson & Hedges Inc. Mr. Heffernan is also currently a member of the Boards of Directors of Rothmans, Benson & Hedges Inc., Co-Steel Inc. and Clairvest Group Inc. Mr. Heffernan received a Master of Science in Management from MIT and his BSc in Chemical Engineering from the University of Alberta.

     JAN NIESSEN has served on our Board of Directors since 2000. Since 1999, Mr. Niessen has been the Managing Director of Egeria B.V., an Amsterdam (NL) based private equity fund. Before joining Egeria, Mr. Niessen was Director of CVC Capital Partners B.V. from 1996 to 1999. Mr. Niessen is Chairman of the Board of Directors of World View Investment Management and a Member of the Board of Directors of Koninklijke Ahrend. Mr. Niessen received his graduate degree in economics at the Erasmus University of Rotterdam. He also holds an MBA from New York University.

     KENNETH B. ROTMAN has served as a member of our Board of Directors since 1996. Since 1995, Mr. Rotman has been Managing Director of Clairvest, a Toronto-based merchant bank. Mr. Rotman also served as Clairvest's Co-President from 1999 to 2000, and has served as Clairvest's Co-Chief Executive Officer since 2000. Mr. Rotman also serves on the Board of Directors of Allied Global Holdings, Inc., NRI Industries, Voxcom Inc., Signature Security Group Inc. and Clairvest. Mr. Rotman received a BA in Economics from Tufts University, a M.Sc. from the London School of Economics, and an MBA from New York University.

     JOOST E. TJADEN has served on our Board of Directors since March 2002. Mr. Tjaden has been the Managing Director of Janivo Holding B.V. since 1993. Mr. Tjaden serves on the boards of several companies in the Netherlands and the United States, including Tele Atlas N.V., Rhein Biotech NV (Neuer Markt Frankfurt), Atex Media Solutions, Inc. (Norway Stock Exchange), and Fidelio Properties. Mr. Tjaden received an MBA in Business Administration from the University of Delft.

     The business address of our directors and executive officers is care of 19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9.

BOARD COMPOSITION

     Our Board of Directors consists of eight members. There is no requirement in our Memorandum and Articles of Association or Nova Scotia law that our directors must retire at a certain age.

     Pursuant to a Shareholder Agreement among SSWHL, us and SSWHL's shareholders, specified shareholders have the right to appoint members to the Board of Directors. In accordance with the Shareholder Agreement, Clairvest Group Inc. has appointed Messrs. Heffernan and Rotman to our Board of Directors; Egeria B.V. has appointed Messrs. Niessen and Schickli; Janivo Holding B.V. has appointed Mr. Tjaden; and G. John Krediet has appointed himself and Messrs. Allen and Day. See "Item 7. -- Related Party Transactions -- Shareholder Agreement."

BOARD COMMITTEES

     The Board of Directors of SSWHL has standing Compensation and Finance and Audit Committees, but no standing nominating committee. Each Board committee has a written charter outlining its duties and responsibilities, and a chair for each committee is elected by the Board of Directors of SSWHL. We follow the recommendations of SSWHL's Compensation and Finance and Audit Committees.

     The Compensation Committee is comprised of three to five directors, and reviews and approves compensation policies and programs, including share option programs and other incentive-based compensation. It is responsible for reviewing and approving the compensation paid to selected key executives and reviewing the performance of the Chairman and Chief Executive Officer. The Compensation Committee from time to time seeks outside advice to support recommendations and decisions. Current members of the Compensation Committee are Messrs. Day, Niessen and Rotman, who are all outside directors.

     The Finance and Audit Committee is comprised of three to five directors who are required to have sufficient financial experience and ability to enable them to capably discharge their responsibilities. The Finance and Audit Committee oversees and monitors audit procedures and results, accounting and internal audit procedures, and banking and treasury activities. Current members of the Finance and Audit Committee are Messrs. Niessen, Rotman and Tjaden, who are all outside directors.

COMPENSATION OF DIRECTORS

     Prior to January 1, 2002, members of our Board of Directors were not compensated for their services as directors other than for serving on Board committees. Committee members received $1,000 per committee meeting. Beginning on January 1, 2002, each year directors will receive options to purchase 1,000 of SSWHL's common shares plus an additional 1,000 options to purchase SSWHL's common shares for each Board committee on which they serve. The exercise price of the options will be equal to the fair market value of SSWHL's common shares on the grant date. Directors are reimbursed for travel and other related expenses associated with the performance of their duties. There are no service contracts between SSWHL, us and any of our directors providing benefits to a director upon termination of service as a director.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table indicates the compensation earned for services rendered to us in all capacities for 2001 by our three executive officers.

                                                                                           LONG TERM
                                                                                         COMPENSATION
                                                                                            AWARDS
                                                                                         ------------
                                                                                           NUMBER OF
                                                              ANNUAL COMPENSATION         SECURITIES
                                                           ------------------------       UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITIONS                               SALARY($)       BONUS($)         OPTIONS        COMPENSATION
----------------------------                               ---------       --------      ------------      ------------
G. JOHN KREDIET......................................         (1)             (1)             --                 (1)
    Chairman of the Board of
    Directors and Chief Executive
    Officer
STEWART E. ALLEN.....................................      $285,000         $125,000         30,000           $9,000(2)
    Vice Chairman and Director
K. DILLON SCHICKLI...................................
    President, Chief Operating                                (1)             (1)           130,000              (1)
    Officer, Chief Financial
    Officer and Director

----------

(1) Prior to 2002, Messrs. Krediet and Schickli were paid indirectly by SSWHL or us through C.F. Capital Corporation pursuant to the terms of a Management Agreement. According to the Management Agreement, C.F. Capital Corporation received a management fee from us in exchange for providing executive management and other services. The amount of the fee paid C.F. Capital Corporation in any year was based, in part, on our earnings performance. The Management Agreement also provided for us to pay up to $100,000 annually of the reasonable out-of-pocket disbursements and office expenses incurred by C.F. Capital Corporation in performing under the Management Agreement and to pay fees to C.F. Capital Corporation for investment banking services rendered by C.F. Capital Corporation. In connection with the Management Agreement, SSWHL paid C.F. Capital Corporation an aggregate of $1.3 million in 2001 on our behalf. Effective as of January 1, 2002, we terminated the Management Agreement that was in effect during 2001 and SSWHL replaced it with a new one-year Management Agreement that provides for a payment of $1.0 million per year plus an annual bonus of up to $500,000 based on SSWHL's and our financial performance. The new Management Agreement provides for Messrs. Krediet and Schickli to render management services to us. SSWHL's Compensation Committee intends to review the new Management Agreement annually. The new Management Agreement provides for expense reimbursement up to $100,000 annually but does not provide for C.F. Capital Corporation to receive consideration for investment banking advisory services. C.F. Capital Corporation is a consulting and management company owned by Mr. Krediet and its sole activity is to provide management services to SSWHL and us. See "Item 7. -- Related Party Transactions -- Management Agreement."

(2)  Contribution to defined contribution plan.

     The following table provides information relating to options to purchase SSWHL's common shares granted to each of our three executive officers during the fiscal year ended December 31, 2001. In 2001, no stock appreciation rights were granted to the executive officers and none of our executive officers exercised options to purchase SSWHL's common shares.

                   OPTION GRANTS TO EXECUTIVE OFFICERS IN 2001


                                    NUMBER OF      PERCENT OF
                                    SECURITIES    TOTAL OPTIONS
                                    UNDERLYING     GRANTED TO      EXERCISE
                                     OPTIONS        EMPLOYEES      PRICE PER      EXPIRATION
NAME                                 GRANTED      DURING PERIOD      SHARE           DATE
----                                ----------    -------------    ---------      ----------
G. John Krediet.................            --            --             --                --
Stewart E. Allen................        30,000          16.6%        $11.69            3/2/06
K. Dillon Schickli..............       130,000          71.8%        $11.69       12/14/11(a)

----------

(a)  Includes 30,000 options that expire March 2, 2006.

     In addition, in March 2002, Messrs. Krediet, Allen and Schickli received options to purchase 25,000, 25,000 and 50,000 common shares of SSWHL, which together represented 51% of the total options granted during the first four months of 2002. These options have an exercise price of $15.00 and expire in March 2012.

STOCK OPTION PLAN

     SSWHL's Board of Directors adopted a Stock Option Plan in 1998. The Stock Option Plan permits SSWHL to grant options to purchase its common shares. These grants have been made to our directors, officers, employees and consultants. The Stock Option Plan allows for the issuance of up to 1,837,464 common shares. As of April 30, 2002, options to purchase 1,032,464 common shares are outstanding under the Stock Option Plan and options to purchase 805,000 common shares remain available for grant.

     The Stock Option Plan is interpreted and administered by the Board of Directors or the Compensation Committee of SSWHL. Subject to the provisions of the Plan, SSWHL's Board of Directors or Compensation Committee selects the individuals eligible to receive awards, determines the terms and conditions of the awards granted, including the number of common shares covered by each option and the time or times when options will be granted and exercisable. An optionee's rights under the Stock Option Plan are not transferable or assignable.

     The exercise price of options granted under the Stock Option Plan is determined by the Board of Directors or the Compensation Committee of SSWHL. Options may not be granted with an exercise price less than the fair market value of the underlying common shares on the date of grant. Options typically are subject to vesting schedules and terminate 10 years from the date of grant unless otherwise stipulated by the Board of Directors or the Compensation Committee of SSWHL. Upon the exercise of options, the option exercise price must be paid in full in cash or in an alternative manner approved by SSWHL's Board of Directors or Compensation Committee.

     The Stock Option Plan provides that in the event of any capital reorganization, amalgamation or transfer of all or substantially all of SSWHL's assets, all outstanding options will accelerate and become fully vested. The Board of Directors may at any time amend or discontinue the Stock Option Plan and, in some circumstances, make adjustments to the number of shares subject to the Plan and to outstanding options.

     The following table sets forth information with respect to options outstanding at April 30, 2002. Unless otherwise stated, dollar amounts are in U.S. dollars.


                                                       NUMBER OF
                                                        SHARES          EXERCISE          EXPIRATION
         BENEFICIAL HOLDER                           UNDER OPTION         PRICE              DATE
         -----------------                           ------------       --------          ----------
EXECUTIVE OFFICERS AND DIRECTORS
  G. John. Krediet..........................              33,000       $    5.00           10/30/06
                                                          25,000       $   15.00            3/01/12
  Stewart E. Allen..........................             146,084       Cdn$0.455           10/30/06
                                                         158,380       $  1.0815           10/30/06
                                                          40,000       $    5.00           10/30/06
                                                           6,000       $  7.7325            5/31/04
                                                          30,000       $   11.69            3/02/06
                                                          25,000       $   15.00            3/01/12
  C. Sean Day...............................               4,000       $  7.7325            5/31/04
                                                          15,000       $   11.69           12/31/05
                                                           2,000       $   15.00            3/01/12
  Kenneth B. Rotman.........................               3,000       $   15.00            3/01/12
  K. Dillon Schickli........................              14,000       $  7.7325            1/01/03
                                                          64,000       $  7.7325            2/28/04
                                                           6,000       $  7.7325            5/31/04
                                                         100,000       $   11.69           12/14/11
                                                          30,000       $   11.69            3/02/06
                                                          50,000       $   15.00            3/01/12
  Jan Niessen...............................               3,000       $   15.00            3/01/12
  Joe Heffernan.............................               1,000       $   15.00            3/01/12
  Joost Tjaden..............................               2,000       $   15.00            3/01/12

EMPLOYEES

     The table below sets forth the breakdown of the total average number of our full time equivalent employees by main category of activity and geographic area for the past three years.


FOR THE YEAR ENDED                                                                  FINANCE,
DECEMBER 31, 2001                                           SALES & CUSTOMER     ADMINISTRATION &
(FULL TIME EQUIVALENTS)     PRODUCTION     DISTRIBUTION         SERVICE             MANAGEMENT        TOTAL
-----------------------     ----------     ------------     ----------------     ----------------     -----
United States                   18              55                12                   28              113
Canada                         102             182                80                   90              454
U.K.                            26             149                37                   52              264
                               ---             ---               ---                  ---              ---
    TOTAL                      146             386               129                  170              831
                               ===             ===               ===                  ===              ===


FOR THE YEAR ENDED                                                                  FINANCE,
DECEMBER 31, 2000                                           SALES & CUSTOMER     ADMINISTRATION &
(FULL TIME EQUIVALENTS)     PRODUCTION     DISTRIBUTION         SERVICE             MANAGEMENT        TOTAL
-----------------------     ----------     ------------     ----------------     ----------------     -----
United States                   27              60                22                   20              129
Canada                          80             157                73                   85              395
U.K.                            23             156                42                   50              271
                               ---             ---               ---                  ---              ---
    TOTAL                      130             373               137                  155              795
                               ===             ===               ===                  ===              ===


FOR THE YEAR ENDED                                                                  FINANCE,
DECEMBER 31, 1999                                           SALES & CUSTOMER     ADMINISTRATION &
(FULL TIME EQUIVALENTS)     PRODUCTION     DISTRIBUTION         SERVICE             MANAGEMENT        TOTAL
-----------------------     ----------     ------------     ----------------     ----------------     -----
United States                   27              57                16                   14              114
Canada                          63             118                69                   68              318
U.K.                            23             144                45                   44              256
                               ---             ---               ---                  ---              ---
    TOTAL                      113             319               130                  126              688
                               ===             ===               ===                  ===              ===

     At March 31, 2002, we had approximately 160 unionized employees in British Columbia who worked in the areas of production and distribution. Most of these employees are parties to a collective bargaining agreement that expires in October 2002. We have not experienced any material slow downs or work stoppages in recent years, and we consider our employee relations to be good. From time to time, our employees engage in unionizing activities that may or may not result in collective bargaining agreements.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

     For the share ownership of our directors and executive officers, please see "Item 7. -- Principal Shareholders."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                             PRINCIPAL SHAREHOLDERS

     Sparkling Spring Water Holdings Limited, or SSWHL, owns all of our outstanding shares.

     The following table contains information relating to the beneficial ownership of SSWHL's common shares as of April 30, 2002 by:

     o each person who beneficially owns more than 5% of SSWHL's common shares;

     o each of our directors;

     o each of our three executive officers; and

     o all of our directors and executive officers as a group.

     Beneficial ownership is determined based on the rules of the SEC. The column entitled "Number of Shares Beneficially Owned" excludes the number of common shares subject to options or warrants held by that person. The number of shares subject to options or warrants that each beneficial owner has the right to acquire within 60 days of April 30, 2002 are listed separately under the column entitled "Number of Shares Underlying Rights Exercisable Within 60 Days." These shares are deemed beneficially owned for the purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes, these shareholders have sole voting or investment power with respect to all shares, subject to applicable community property laws.

     The percentage of beneficial ownership is based on 8,434,656 Class A voting common shares and 209,372 Class B non-voting common shares outstanding as of April 30, 2002. Unless otherwise noted, the address for each shareholder is care of 19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9.

                                                                                            NUMBER
                                                      NUMBER OF         NUMBER OF         OF SHARES
                                                       CLASS A           CLASS B         UNDERLYING          PERCENTAGE
                                                       SHARES            SHARES            RIGHTS               OF
                                                    BENEFICIALLY      BENEFICIALLY       EXERCISABLE           CLASS
NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNED            OWNED          WITHIN 60 DAYS      OUTSTANDING
------------------------------------                ------------      ------------      --------------      -----------
Egeria B.V. ...................................      2,852,397                                  --             33.82%
  Nieuwe Herengracht 51                                                   74,360                --             35.52%
  1018 VN Amsterdam
  The Netherlands

G. John Krediet(1) ............................      2,493,408                              44,852             29.93%
                                                                              --            33,000             13.62%


                                                                                            NUMBER
                                                      NUMBER OF         NUMBER OF         OF SHARES
                                                       CLASS A           CLASS B         UNDERLYING         PERCENTAGE
                                                       SHARES            SHARES            RIGHTS               OF
                                                    BENEFICIALLY      BENEFICIALLY       EXERCISABLE           CLASS
NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNED            OWNED          WITHIN 60 DAYS      OUTSTANDING
------------------------------------                ------------      ------------      --------------      -----------
Clairvest Group Inc. ..........................      1,377,507                              26,920            16.60%
  1700 22 St. Clair Avenue East                                               --                --                --
  Toronto, Ontario
  M4T 2S3

Janivo Holding B.V. ...........................        674,764                                  --             8.00%
  Post Box 544                                                             2,666                --             1.27%
  3700 AM Zeist
  The Netherlands

Stephen L. Larson(2) ..........................        480,356                               7,520             5.78%
  c/o Cornerstone Equity Investors LLC                                    28,000                --            13.37%
  717 Fifth Avenue
  New York, NY 12022

Stewart E. Allen(3) ...........................         23,048                                 360                 *
                                                                           6,000           360,464            64.31%
K. Dillon Schickli(4) .........................             --                                  --                --
                                                                          29,000            81,200            37.93%
C. Sean Day(5) ................................              *                                   *                 *
                                                                          33,750            14,000            21.38%
Joseph J. Heffernan(6) ........................             --                                  --                --
                                                                              --                --                --
Jan Niessen(7) ................................             --                                  --                --
                                                                              --                --                --
Kenneth B. Rotman(8) ..........................             --                                  --                --
                                                                              --                --                --
Joost E. Tjaden(9) ............................             --                                  --                --
                                                                              --                --                --

----------

     *    Less than one percent

     (1) Excludes 25,000 Class B non-voting common shares issuable upon exercise of options first exercisable more than 60 days after April 30, 2002. See "Item 6. -- Stock Option Plan" for details regarding options. Also excludes 480,356 shares owned by Mr. Larson which are subject to a voting agreement which may give Mr. Krediet the right to vote the shares on all matters but with respect to which Mr. Krediet disclaims beneficial ownership.

     (2) Includes 480,356 Class A common shares owned by Mr. Larson which are subject to a voting agreement which may give Mr. Krediet the right to vote the shares on all matters but with respect to which Mr. Krediet disclaims beneficial ownership.

     (3) Excludes 45,000 Class B non-voting common shares issuable upon exercise of options first exercisable more than 60 days after April 30, 2002. See "Item 6. -- Stock Option Plan" for details regarding options.

     (4) Excludes 182,800 Class B non-voting common shares issuable upon exercise of options first exercisable more than 60 days after April 30, 2002. See "Item 6. -- Stock Option Plan" for details regarding options.

     (5) Excludes 7,000 Class B non-voting common shares issuable upon exercise of option first exercisable more than 60 days after April 30, 2002. See "Item 6. -- Stock Option Plan" for details regarding options.

     (6) Excludes 1,404,427 common shares and warrants for common shares held by Clairvest Group Inc., a public company of which Mr. Heffernan is a Director and a beneficial owner. Also excludes 1,000 Class B non-voting common shares issuable upon exercise of options first exercisable more than 60 days after April 30, 2002. See "Item 6. -- Stock Option Plan" for details regarding options.

     (7) Excludes 2,926,757 common shares held by Egeria B.V., of which Mr. Niessen is Managing Director, and with respect to which Mr. Niessen disclaims beneficial ownership. Also excludes 3,000 Class B non-voting common shares issuable upon exercise of options first exercisable more than 60 days after April 30, 2002, the proceeds of which Mr. Niessen intends to transfer to Egeria B.V. See "Item 6. -- Stock Option Plan" for details regarding options.

     (8) Excludes 1,404,427 common shares and warrants for common shares held by Clairvest Group Inc., a public company of which Mr. Rotman is Co-Chief Executive Officer, a Managing Director and a beneficial owner. Also excludes 3,000 Class B non-voting common shares issuable upon exercise of options first exercisable more than 60 days after April 30, 2002. See "Item 6. -- Stock Option Plan" for details regarding options.

     (9) Excludes 677,430 common shares and warrants for common shares held by Janivo Holding B.V., of which Mr. Tjaden is a Director, and with respect to which Mr. Tjaden disclaims beneficial ownership. Also excludes 2,000 Class B non-voting common shares issuable upon exercise of options first exercisable more than 60 days after April 30, 2002. See "Item 6. -- Stock Option Plan" for details regarding options.

     As of April 30, 2002, we believe there were four U.S. holders of SSWHL's common shares holding an aggregate of 12.7% of the then outstanding common shares.

WARRANTS

     In May 1999, SSWHL issued warrants to purchase an aggregate of 88,000 of its common shares at a purchase price of $7.73 per share. The warrants are exercisable at any time prior to the earliest of May 26, 2004, 60 days following the death of the holder and 30 days following the occurrence of the approval by SSWHL's Board of Directors of a takeover bid for at least 90% of SSWHL. The warrants were issued to G. John Krediet, Stewart E. Allen, C. Sean Day, Clairvest Group, Inc. and certain other investors in connection with a financing used to repurchase options to purchase our common shares held by a financial institution. The warrants are now warrants to purchase the common shares of SSWHL.

RECENT CHANGES IN OUR PRINCIPAL SHAREHOLDERS AND RECENT SALES OF COMMON SHARES

     In 2000, Egeria B.V. acquired 1,301,436 of SSWHL's common shares, which represented 19.4% of its outstanding common shares at December 31, 2000. Egeria B.V. acquired an additional 1,625,321 of SSWHL's common shares in 2001, which represented 18.8% of its outstanding common shares at December 31, 2001. In 2001, Janivo Holdings B.V. acquired 677,430 of SSWHL's common shares, which represented 7.8% of it outstanding common shares at December 31, 2001.


                           RELATED PARTY TRANSACTIONS

MANAGEMENT AGREEMENT

     PRIOR MANAGEMENT AGREEMENT. Effective January 1, 2002, we terminated a Management Agreement between us, C.F. Capital Corporation, G. John Krediet (our Chairman of the Board and Chief Executive Officer and Director) and Stephen L. Larson. C.F. Capital Corporation is a consulting and management business owned by Mr. Krediet. The Management Agreement, which was entered into in 1993 with us and subsequently amended, provided that C.F. Capital Corporation would perform certain management services for us, including managing our operations, negotiating contracts and managing our financial arrangements. Extraordinary actions, such as material acquisitions, capital expenditures in excess of 10% of our annual budget, issuances of securities, the sale or disposition of a material portion of our business or assets, mergers, liquidations, the declaration of dividends, and the determination of our annual budget required approval from our Board of Directors. In consideration for these services, including Messrs. Krediet and K. Dillon Schickli (our President, Chief Operating Officer, Chief Financial Officer and Director) acting as our officers, we or SSWHL paid an annual fee to C.F. Capital Corporation plus additional bonuses based on our financial performance. We or SSWHL also paid up to $100,000 annually of the reasonable out-of-pocket disbursements and office expenses incurred by C.F. Capital Corporation in performing services under the Management Agreement and paid fees to C.F. Capital Corporation in consideration of investment banking advisory services rendered in connection with our or SSWHL's acquisitions of other businesses. In connection with the Management Agreement, we or SSWHL paid C.F. Capital Corporation an aggregate of $1.0 million in 1999, $1.4 million in 2000 and $1.3 million in 2001.

     In addition, the Management Agreement provided that we could compensate Messrs. Krediet and Schickli with stock options, incentives or other remuneration in accordance with industry standards. See "Item 6. -- Stock Option Plan" and "Item 6. -- Compensation of Executive Officers."

     NEW MANAGEMENT AGREEMENT. Effective January 1, 2002, SSWHL entered into a new Management Agreement with C.F. Capital Corporation, G. John Krediet and K. Dillon Schickli. Pursuant to the new Management Agreement, C.F. Capital Corporation has agreed to perform services for SSWHL and us similar to the services performed under the prior Management Agreement, including the provision of management services of Messrs. Krediet and Schickli. C.F. Capital Corporation's sole activity is to provide management services to SSWHL and us. The new Management Agreement provides for a payment to C.F. Capital Corporation of $1.0 million per year plus an annual bonus of up to $500,000 based on SSWHL's and our financial performance. The Management Agreement has a term of one year that automatically renews for subsequent one-year terms unless terminated by either party 30 days prior to its renewal. SSWHL's Compensation Committee intends to review the new Management Agreement annually. The new Management Agreement provides for expense reimbursement up to $100,000 annually but does not provide for C.F. Capital Corporation to receive consideration for investment banking advisory services.

SHAREHOLDER AGREEMENT

     On July 31, 2000, SSWHL entered into a Shareholder Agreement with G. John Krediet, Clairvest Group, Inc., Egeria B.V., Stephen L. Larson, Lucy Stitzer, Stewart E. Allen, K. Dillon Schickli and other of its shareholders. SSWHL supplemented the Shareholder Agreement in March 2001 with a Supplemental Shareholder Agreement. The Shareholder Agreement provides registration rights, preemptive rights, rights of first refusal, voting and other rights in connection with specified matters of corporate governance and other rights and obligations of the shareholders and SSWHL.

CUSTOMER SERVICE AGREEMENT

     In an effort to realize operational efficiencies following the acquisitions of Polaris Water Company, Inc. and Cullyspring Water Co., Inc., we and SSWHL entered into a Customer Service Agreement, dated July 1, 2001, which consolidated operations in the State of Washington and the Province of British Columbia. Under the Customer Service Agreement, the home and office customers, assets and liabilities associated with the British Columbia operations of Polaris, a wholly-owned subsidiary of SSWHL, were transferred to us and absorbed into our established British Columbia operations. Likewise, the home and office customers, assets and liabilities associated with the State of Washington operations of our wholly-owned subsidiary Cullyspring, were transferred to SSWHL to be absorbed into their established operations in that region. As part of the Customer Service Agreement, we paid to SSWHL $6,491, which is the excess of the transferred assets over the transferred liabilities of Polaris, and SSWHL paid to us $368,079, which is the excess of the transferred assets over the transferred liabilities of Cullyspring. SSWHL also purchased the small pack business of Cullyspring, for $366,740. In addition, SSWHL pays fees to us and Spring Water, Inc., of $30,000 and $10,000 per month, respectively, in consideration for services provided in managing the former Polaris' customers. The Customer Service Agreement is automatically renewed for a one-year term each December starting in 2002, but may be terminated at any time with six months' notice by either party.

SHARE TRANSACTIONS WITH EXECUTIVE OFFICERS

     In December 1996, we received a promissory note from Stewart E. Allen, our Vice Chairman, in the amount of $108,000, in connection with his purchase of our common shares, which shares were subsequently exchanged for common shares of SSWHL. This promissory note bore interest at a rate of 7% and was scheduled to mature on January 31, 1998, with principal and interest due on that date. The promissory note was cancelled by us and replaced with a promissory note from Mr. Allen in the principal amount of $116,300, which bore interest at a rate of 6% and was due to mature on January 31, 1999. On January 31, 1999, Mr. Allen paid interest due of $6,978. On January 31, 2000, 2001 and 2002, Mr. Allen paid interest on his note, and on each such date the promissory note of the preceding year was either extended or cancelled by us and replaced with a new promissory note in the same amount and due one year after that date. Mr. Allen repaid the note in May 2002.

     In May of 1999, SSWHL issued common shares and warrants or options to purchase common shares to its shareholders, including its and our officers, directors and employees, at a price of $7.7325 per common share. In connection with these sales, SSWHL issued 6,000, 6,360 and 44,852 of its common shares and a like amount of warrants or options to purchase its common shares to K. Dillon Schickli, Stewart E. Allen, and Gaspar Limited, a company owned by a trust established for the benefit of Mr. Krediet and his children. The common shares and warrants purchased by Gaspar Limited were acquired by G. John Krediet in 1999. See "-- Principal Shareholders -- Warrants."

     In July 2000, K. Dillon Schickli purchased 4,000 of SSWHL's common shares from it for $11.69 per share.

SHARE AND OPTION EXCHANGE AGREEMENTS

     In connection with our reorganization in 1998, we exchanged our equity interests for SSWHL's common shares and options to purchase SSWHL's common shares pursuant to share and option exchange agreements. See "Item 4. -- Organizational Structure and Company History." Some of our directors, officers and other employees were parties to the share and option exchange agreements. Some of these agreements, among other things, provide SSWHL rights of first refusal with respect to the sale of the shares and provide SSWHL the right to purchase, and the holders the right to sell, the shares at fair market value.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18 below.

LEGAL PROCEEDINGS

     From time to time, we are a party to routine legal proceedings incidental to our business. We do not expect that these proceedings will individually, or in the aggregate, have a material adverse effect on us.

DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We intend to retain earnings, if any, to fund the operation and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay dividends is effectively limited by the terms of some of the debt instruments of our subsidiaries, which significantly restrict their ability to pay dividends directly or indirectly to us.

SIGNIFICANT CHANGES

     We do not believe that we have incurred any significant changes in our business, operations, assets, or financial condition since December 31, 2001, the date of our audited financial statements included elsewhere in this Annual Report, that have not been previously addressed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is a summary of the material provisions of our Memorandum of Association (the "Memorandum") and Articles of Association (the "Articles") and of the Companies Act (Nova Scotia) relating to us.

     OBJECTS AND POWERS. The objects and powers are found in the Memorandum, which provides that there are no restrictions on the objects and powers of Sparkling Spring and that we have the express powers to (a) sell or dispose of our undertaking, or a substantial part thereof; (b) distribute any of our property in specie among our members; and (c) amalgamate with any company or other body of persons. Our corporate registry number is 3052090.

     DIRECTORS. The Articles provide that a director is not disqualified by entering into contracts with us, either as vendor, purchaser, or otherwise. No contract or arrangement entered into by us in which any director is in any way interested, either directly or indirectly, can be avoided. The Articles also provide that a director is not liable to account to us for any profit realized by any such contract or arrangement by reason only of such director holding that office or of having a fiduciary relationship, provided the director makes a declaration or gives a general notice in accordance with the Companies Act (Nova Scotia).

     The Companies Act (Nova Scotia) permits a director to vote notwithstanding a conflict of interest provided that such conflict is declared. The Articles prohibit voting by an interested director but allow the shareholders to modify this restriction.

     The Articles provide that, until otherwise determined, one director constitutes a quorum and may hold a meeting. The directors may fix the remuneration, which remuneration may be by way of any or all of salary, commission and participation in profits. The directors are authorized to determine remuneration to be paid to one or more directors who are called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any of our purposes or business. Directors also have the power to divide among them the remuneration that the shareholders determine by resolution be paid to the directors for their services. Directors may also be paid reasonable expenses incurred in the execution of their duties as directors.

     The Articles give the directors the express borrowing powers on behalf of us to:

     o    raise or borrow money;

     o    give security for the repayment of borrowed money;

     o sign or endorse bills, notes, acceptances, cheques, contracts, and other evidence of, or securities for, funds borrowed;

     o    pledge debentures as security for loans; and

     o    guarantee obligations of any person.

Because the directors' borrowing powers are stated in the Articles, these powers can only be varied by special resolution of our shareholders amending the Articles.

     Under the Corporations Miscellaneous Provisions Act (Nova Scotia), one or more or all the directors of a company may be removed by special resolution of the shareholders at a special meeting called for the purpose. The Articles provide that we may, by special resolution or in any manner provided by statute, remove any director before the expiration of that director's term of office. A director also loses office under the Articles if the director becomes bankrupt or makes an assignment for the benefit of creditors or is, or is found by a court of competent jurisdiction to be, of unsound mind. Directors are not required to retire upon reaching a specified age limit.

     The Articles do not require directors to hold our shares in order to be qualified as a director.

     CLASSES OF SHARES. We currently have two classes of authorized shares: common shares and special preferred shares, issuable in series. The special preferred shares may at any time and from time to time be issued in one or more series as determined by our board of directors or any duly authorized committee thereof, however no series of special preferred shares has yet been created. Accordingly, only common shares are currently issued and outstanding.

     The Companies Act (Nova Scotia) does not address the payment of dividends and it is generally understood that the common law of Nova Scotia permits the payment of dividends out of profits and in any case where payment would not impair the capital of the company. English authority, which we believe is authoritative, interprets these provisions broadly. The Articles permit the directors to declare such dividend as they deem proper out of the profits, retained earnings or contributed surplus of the company upon shares of the company so long as such dividends are declared in accordance with the respective rights thereto of common shares and special shares as set forth in the Memorandum.

     The Articles provide that no shareholder may recover by action or other legal process against us any dividend represented by a cheque that has not been duly presented to our banker for payment or that otherwise remains unclaimed for 6 years from the date on which it was payable.

     The conditions attaching to the special preferred shares provide that the special preferred shares shall rank in priority to common shareholders with respect to priority to, and payment of, dividends.

     Common shareholders are entitled to one vote per common share held. The voting preference of series of special preferred shares is to be determined by the directors at the time of creation of the series of special preferred shares.

     The Articles provide that at the dissolution of every ordinary general meeting at which their successors are elected, all the directors shall retire from office and be succeeded by the directors elected at such meeting. Retiring directors shall be eligible for re-election. Each ordinary general meeting must be held not later than fifteen months after the preceding ordinary general meeting.

     The Companies Act (Nova Scotia) does not specifically regulate cumulative voting and the Articles do not provide for cumulative voting.

     Shareholders may share in our profits by way of receiving dividends declared from time to time by the directors.

     The conditions attaching to the special preferred shares provide that the holders of such shares are entitled to priority on the distribution of our assets in the event of liquidation, dissolution or winding-up of the company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs. Common shareholders also have the right to share in any surplus in the event of liquidation.

     The redemption preference of series of special preferred shares is to be determined by the directors at the time of creation of the series of special preferred shares. Common shares may not be redeemed, however, they may be repurchased by us in accordance with the Companies Act (Nova Scotia), which permits us to purchase or otherwise acquire, our shares, subject to certain solvency tests and certain exceptions, only upon authorization of the shareholders of the company by special resolution.

     There are currently no sinking fund provisions attaching to any class of our shares.

     Our shareholders are not subject to liability to further capital calls by us. Shareholders are liable for calls in respect of all amounts unpaid on the shares held by them.

     There are no provisions in the Memorandum or Articles discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

     CHANGES TO SHAREHOLDER RIGHTS. The rights of common shareholders may only be changed by altering our Articles, which requires a special resolution of all of our shareholders. Changes to the conditions attaching to our special preferred shares require the approval of the holders of special preferred shares in accordance with the special preferred share conditions.

     A holder of shares of any class or series of shares entitled to vote separately as a class or series upon any such amendment may dissent if we resolve to amend our Memorandum or Articles to increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class, effect an exchange, reclassification or cancellation of all or part of the shares of such class, add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class and, without limiting the generality of the foregoing, remove or change prejudicially rights to accrued dividends or rights to cumulative dividends, add, remove or change prejudicially redemption rights, reduce or remove a dividend preference or a liquidation preference, or add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of the company, or sinking fund provisions, increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class, create a new class of shares equal or superior to the shares of such class, make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class, effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class or constrain the issue or transfer of the shares of such class or extend or remove such constraint.

     MEETINGS. Our ordinary general meetings are to be held at least once in every calendar year, at such time and place as may be determined by the directors, and not later than fifteen months after the preceding ordinary general meeting. All other meetings are called special general meetings. Ordinary or special general meetings may be held either within or without the Province of Nova Scotia. Under the Companies Act (Nova Scotia) special meetings of shareholders may be called as provided in the articles of association or, on the requisition of the holders of not less than five per cent of the shares of the company carrying the right to vote at the meeting sought to be held. The Articles provide that special meetings of the shareholders may be called upon seven days' prior written notice by the President, a vice president or the directors. The accidental omission to give notice to a shareholder or non-receipt of a notice by a shareholder does not invalidate any resolution passed at any general meeting. There are no provisions in our Articles with respect to the conditions of admission to our meetings.

     LIMITATION ON RIGHT TO OWN SECURITIES. We are a private company for the purposes of the Securities Act (Nova Scotia), and accordingly the Articles provide the following restrictions on the issuance of securities:

     (1) no transfer of any share or prescribed security of the company shall be effective unless or until approved by the directors;

     (2) the number of holders of our issued and outstanding prescribed securities or shares, exclusive of persons who are in our employment or in the employment of an affiliate of ours and exclusive of persons who, having been formerly in our employment or the employment of an affiliate of ours, were, while in that employment, and have continued after termination of that employment, to own at least one prescribed security or share of us, shall not exceed 50 in number, two or more persons or companies who are the joint registered owners of one or more prescribed securities or shares being counted as one holder; and

     (3) we shall not invite the public to subscribe for any of our shares or prescribed securities.

The Investment Canada Act (Canada) provides restrictions on foreign ownership of Canadian companies which have assets exceeding prescribed thresholds.

     CHANGE OF CONTROL RESTRICTIONS. Under the Companies Act (Nova Scotia), with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a company must be approved by the company's board of directors and a majority of the outstanding shares entitled to vote. In addition, a statutory amalgamation requires the approval of a three-quarters majority of the votes cast by the holders of shares entitled to vote, and if any class or series is entitled to vote thereon as a class, the affirmative vote of two-thirds of the shares within each class or series entitled to vote separately. The amalgamation must also be approved by the court before it becomes effective.

The Companies Act (Nova Scotia) provides for class voting in order to approve certain matters including sales of substantially all of a company's assets, whether or not the shares otherwise carry the right to vote. Such matters shall be deemed to be adopted by the shareholders when, in addition to any other action required to be taken by shareholders under the Act, approved by the holders of each class and series by a majority of not less than two thirds of the votes cast with respect thereto. Under Nova Scotia law, a holder of shares of any class of a company may dissent if the company resolves to, among other things, change or remove any restriction upon the business or businesses that the company may carry on, amalgamate with another company, other than any wholly-owned subsidiary of the company, be continued under the laws of another jurisdiction, or sell, lease or exchange all or substantially all its property other than in the ordinary course of business of the company.

Under the Companies Act (Nova Scotia), a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to dissenters' rights or to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair market value of the shares held by such shareholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such shareholder would otherwise receive in the transaction.

     OWNERSHIP THRESHOLD. There are no provisions in the Memorandum or Articles governing the ownership threshold above which shareholder ownership must be disclosed.

      CHANGES TO CAPITAL. Under the Companies Act (Nova Scotia), no amendment may be made to the Memorandum except as expressly permitted. Those provisions of the Memorandum concerning capital may be altered by majority vote or special resolution, depending on the particular amendment proposed. In addition, under the Companies Act (Nova Scotia), the holders of outstanding shares of a class or series will ordinarily be entitled to vote as a class or series upon a proposed amendment, whether or not entitled to vote thereon by the provisions of the company's Memorandum.

MATERIAL CONTRACTS

     o Indenture, dated November 19, 1997, among Sparkling Spring Water Group Limited, as Issuer, the Subsidiary Guarantors Named therein, and Bankers Trust

          Company, as Trustee, as supplemented. See "Item 5.- Liquidity and Capital Resources."

     o Amended and Restated Credit Agreement, dated as of May 17, 1999, between Sparkling Spring Water Group Limited, Sparkling Spring Water Holdings Limited (as successor-in-interest to Sparkling Spring Water Limited), Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch, as amended. See "Item 7. - Related Party Transactions."

EXCHANGE CONTROLS

     There are no Nova Scotia or Canadian governmental laws, decrees or regulations that restrict the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Canada who hold shares or senior subordinated notes of Sparkling Spring.

DOCUMENTS ON DISPLAY

     Documents concerning us that are referred to herein may be inspected at our principal executive offices at 19 Fielding Avenue, Dartmouth, Nova Scotia, Canada B3B 1C9. Those documents electronically filed via the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system may also be obtained from the Securities and Exchange Commission's (SEC) website at www.sec.gov or from the SEC public reference room at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Further information on the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of documents can be requested from the SEC public reference room for a copying fee.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

See "Item 5 - Exchange Rate Exposure and Risk Management."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     As of March 31, 2002, we were in compliance with all financial covenants under debt instruments.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     None.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

     The following financial statements are filed as part of this Annual Report on Form 20-F.

                                                                         Page

     Auditors' Report                                                     F-1
     Consolidated Balance Sheet                                           F-2
     Consolidated Statements of Operations                                F-3
     Consolidated Statement of Shareholder's Equity (Deficiency)          F-4
     Consolidated Statements of Cash Flows                                F-5
     Notes to Consolidated Financial Statements                           F-6


ITEM 19. EXHIBITS.

                                    EXHIBITS

     1.1 Memorandum and Articles of Association of Sparkling Spring Water Group Limited(1)

     2.1 Indenture, dated November 19, 1997, among Sparkling Spring Water Group Limited, as Issuer, the Subsidiary Guarantors Named therein, and Bankers Trust Company, as Trustee, as Supplemented(1)

     4.1 Management Agreement, as amended and restated January 12, 1996, among Sparkling Spring Water Limited, C.F. Capital Corporation, G. John Krediet and Stephen L. Larson(1)

     4.2 Amendment Agreement, dated October 22, 1997, among Sparkling Spring Water Group Limited, Sparkling Spring Water Limited, C.F. Capital Corporation, G. John Krediet and Stephen L. Larson(1)

     4.3 Amended and Restated Credit Agreement, dated as of May 17, 1999, between Sparkling Spring Water Group Limited, Sparkling Spring Water Holdings Limited (as successor-in-Interest to Sparkling Spring Water Limited), Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch(2)

     4.4 First Amending Agreement to Amended and Restated Credit Agreement, dated as of May 30, 2000, between Sparkling Spring Water Group Limited, Sparkling Spring Water Holdings Limited (as successor-in-interest to Sparkling Spring Water Limited), Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch(3)

     4.5 Second Amending Agreement to Amended and Restated Credit Agreement, dated as of April 30, 2001, between Sparkling Spring Water Group Limited, Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc., and The Toronto-Dominion Bank, London Branch(4)

     4.5 Lease, dated March 19, 1999, between Riverpointe Strategies Partnership, as Landlord, Canadian Springs Water Company, as Tenant, and Sparkling Spring Water Limited, as Indemnifier

     4.6 Counterpart Lease, dated March 29, 1996, between Moatstar Limited, Sparkling Spring Water UK Limited and Sparkling Spring Water Limited(5)

     8.1  List of significant subsidiaries of Sparkling Spring Water Group
          Limited


     ------------------
     (1) Previously filed as an exhibit to our Registration Statement on Form F-4, filed with the SEC on December 12, 1997 (SEC File No. 333-43061), and hereby incorporated by reference to such Registration Statement.

     (2) Previously filed as an exhibit to our Report on Form 6-K, filed with the SEC on August 16, 1999, and hereby incorporated by reference to such Quarterly Report.

     (3) Previously filed as an exhibit to our Report on Form 6-K, filed with the SEC on August 16, 2000, and hereby incorporated by reference to such Quarterly Report.

     (4) Previously filed as an exhibit to our Report on Form 6-K, filed with the SEC on August 15, 2001, and hereby incorporated by reference to such Quarterly Report.

     (5) Previously filed as an exhibit to Sparkling Spring Water Holdings Limited's Registration Statement on Form F-1, filed with the SEC on May 15, 2002 (SEC File No. 333-88246), and hereby incorporated by reference to such Registration Statement.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 24th day of May, 2002.

                           SPARKLING SPRING WATER GROUP LIMITED


                           By: /s/ Kent Dillon Schickli
                               -----------------------------------------
                               Kent Dillon Schickli
                               President

                                AUDITORS' REPORT

To the Shareholder of
Sparkling Spring Water Group Limited

         We have audited the consolidated balance sheets of Sparkling Spring Water Group Limited as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholder's equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with United States generally accepted accounting principles.

         As discussed in note 3 to the consolidated financial statements, in 2001 the Company changed its method of accounting for water cooler rental revenue.

Halifax, Canada                                            /s/ ERNST & YOUNG LLP
March 8, 2002                                              Chartered Accountants

                      SPARKLING SPRING WATER GROUP LIMITED

                           CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)                                                      AS AT DECEMBER 31
                                                                               --------------------------
                                                                                 2000               2001
                                                                               --------          --------

ASSETS [notes 13 and 14]

Current assets
Cash and cash equivalents                                                      $    556          $    287
Accounts receivable (net of allowance
  for doubtful accounts of $717;
  2000 - $782 [notes 5 and 21])                                                  11,650            11,639
Inventories [note 6]                                                              1,635             1,508
Prepaid expenses                                                                  2,083             1,964
                                                                                -------           -------
              Total current assets                                               15,924            15,398

Fixed assets [notes 7 and 11]                                                    39,842            41,266
Goodwill and deferred charges [note 8]                                           48,814            47,322
Other assets [note 9]                                                             2,166             1,872
                                                                               --------          --------
              Total assets                                                     $106,746          $105,858
                                                                               ========          ========

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities                                       $  7,697         $   8,419
Income tax payable                                                                  418               377
Customer deposits                                                                 5,810             6,684
Unearned revenue [note 3]                                                            --             3,772
Current portion of long-term debt [note 10]                                       3,779             5,723
                                                                               --------          --------
              Total current liabilities                                          17,704            24,975
                                                                               --------          --------

Obligations under capital leases and
  other debt [note 11]                                                            3,035             2,858
Obligations under non-compete agreements [note 12]                                  247               126
Senior bank debt [note 13]                                                       24,530            27,617
Subordinated notes payable [note 14]                                             83,600            81,105
Other liabilities [note 15]                                                         915                --
                                                                               --------          --------
              Total long-term liabilities                                       112,327           111,706
                                                                               --------          --------

SHAREHOLDER'S EQUITY (DEFICIENCY)

Capital Stock [note 16]
Authorized
11,383,328 Class D Voting Common
  Shares, without nominal or par value
9,993,500 Class E Non-Voting
  Common Shares, without nominal or par value
10,000,000 Special Preferred
  Shares, par value Cdn $1.00, issuable in series
Issued and outstanding:
Class D Common Shares - 1,383,328                                                 5,954             5,517
Class E Common Shares - 5,860                                                       169               157
                                                                               --------          --------
                                                                                  6,123             5,674
Additional paid-in capital [note 14]                                                 --             1,809
Cumulative translation adjustment                                                (4,733)           (6,425)
Deficit                                                                         (24,675)          (31,881)
                                                                               --------          --------
              Total shareholder's equity (deficiency)                           (23,285)          (30,823)
                                                                               --------          --------
              Total liabilities and
                shareholder's equity (deficiency)                              $106,746          $105,858
                                                                               ========          ========

Commitments [notes 11, 12, 13 and 19]


                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS



(in thousands of U.S. dollars)                                               YEAR ENDED DECEMBER 31
                                                                 -----------------------------------------------
                                                                   1999                2000                2001
                                                                 -------             -------             -------

Revenue:
Water                                                            $41,220             $45,295             $49,883
Rental                                                            14,960              15,594              16,048
Other                                                              7,738               8,407               8,900
                                                                 -------             -------             -------
            Total revenue                                         63,918              69,296              74,831
                                                                 -------             -------             -------
Cost of sales:
Water                                                              8,682               9,749               9,200
Other                                                              2,903               3,070               2,983
                                                                 -------             -------             -------
            Total cost of sales                                   11,585              12,819              12,183
                                                                 -------             -------             -------

Gross profit                                                      52,333              56,477              62,648
Expenses:
Selling, delivery and administrative
  [notes 21 and 22]                                               35,196              37,284              39,679
Integration and related expenses [note 23]                            93                 464               1,499
Depreciation                                                       8,623               9,397              10,874
Amortization                                                       1,696               1,771               2,192
                                                                 -------             -------             -------

Operating profit                                                   6,725               7,561               8,404

Interest and related expenses [note 24]                           11,661               8,079              12,279
                                                                 -------             -------             -------

Loss before the following                                         (4,936)               (518)             (3,875)
Provision (recovery) for income taxes [note 20]                     (463)                498                 609
                                                                 -------             -------             -------
Net loss before extraordinary items
and cumulative effect of changes in
accounting principles                                             (4,473)             (1,016)             (4,484)

Extraordinary items [note 17]                                      1,004               1,060                 480
Cumulative effect on prior years
of changes in accounting principles [note 3]                       1,700                  --              (3,202)
                                                                 -------             -------             -------

Net income (loss)                                                 (1,769)                 44              (7,206)

Other comprehensive income (loss):

Foreign currency translation adjustment                            1,005              (3,195)             (1,692)
                                                                 -------             -------             -------

Comprehensive loss                                               $  (764)            $(3,151)            $(8,898)
                                                                 =======             =======             =======

Basic and diluted loss per share
 before extraordinary items and
cumulative effect of  changes in
accounting principles                                            $ (3.22)            $ (0.73)            $ (3.23)
Extraordinary items                                                 0.72                0.76                0.35
Cumulative effect on prior years
of changes in accounting principles                                 1.23                  --               (2.31)
                                                                 -------             -------             -------

Basic net income (loss) per share                                $ (1.27)            $  0.03             $ (5.19)
                                                                 =======             =======             =======

Diluted net income (loss) per share                              $ (1.27)            $  0.03             $ (5.19)
                                                                 =======             =======             =======




                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED

           CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY (DEFICIENCY)


(in thousands of U.S. dollars
except share amounts)                       FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                   -------------------------------------------------------------------------
                                                                  ADDITIONAL        CUMULATIVE
                                            COMMON STOCK            PAID -IN       TRANSLATION
                                      SHARES         AMOUNT         CAPITAL         ADJUSTMENT      DEFICIT
                                   ----------        ------       ----------       -----------     ---------

Balance January 1, 1999             1,389,188         5,933            --            (2,543)        (22,950)
Comprehensive income (loss)                --            --            --             1,005          (1,769)
Foreign currency translation               --           485            --                --              --
                                    ---------        ------         -----           -------        --------
Balance December 31, 1999           1,389,188         6,418            --            (1,538)        (24,719)
Comprehensive income (loss)                --            --            --            (3,195)             44
Foreign currency translation               --          (295)           --                --              --
                                    ---------        ------         -----           -------        --------
Balance December 31, 2000           1,389,188         6,123            --            (4,733)        (24,675)
Comprehensive loss                         --            --            --            (1,692)         (7,206)
Contribution of Notes [note 14]            --            --         1,809                --              --
Foreign currency translation               --          (449)           --                --              --
                                    ---------        ------         -----           -------        --------
Balance December 31, 2001           1,389,188        $5,674        $1,809           $(6,425)       $(31,881)
                                    =========        ======        ======           =======        ========



                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(in thousands of U.S. dollars)                                                       YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------------
                                                                          1999               2000                 2001
                                                                        --------           --------             --------


OPERATING ACTIVITIES
Net income (loss)                                                       $ (1,769)          $     44             $ (7,206)
Items not requiring cash
   Depreciation                                                            8,623              9,397               10,874
   Amortization                                                            1,696              1,771                2,192
   Deferred taxes                                                           (599)              (308)                (139)
   Amortization of deferred financing costs                                  623                540                  456
   Cumulative effect of changes in
     accounting principles [note 3]                                       (1,700)                --                3,202
   Extraordinary items                                                    (1,004)            (1,060)                (480)
   Cross currency swap [note 14]                                          (1,072)            (4,387)                  --
                                                                        --------           --------             --------
                                                                           4,798              5,997                8,899
Net change in non-cash working capital
  balances [note 18]                                                           5             (2,790)               2,386
                                                                        --------           --------             --------
Cash provided by operating activities                                      4,803              3,207               11,285
                                                                        --------           --------             --------

INVESTING ACTIVITIES
Purchase of fixed assets                                                  (9,560)           (11,308)              (9,356)
Sale of fixed assets, net                                                    188                407                  583
Acquisitions [note 4]                                                     (1,784)            (5,247)              (6,350)
                                                                        --------           --------             --------
Cash used in investing activities                                        (11,156)           (16,148)             (15,123)
                                                                        --------           --------             --------

FINANCING ACTIVITIES
Increase in long-term debt                                                 8,486             15,044                5,928
Repayment of long-term debt                                               (1,703)            (2,235)              (1,364)
Redemption of subordinated notes payable                                  (9,963)            (3,000)                  --
Increase in deferred charges                                                (258)               (80)                 (54)
Unwinding of cross currency swap [note 14]                                    --              5,040                   --
Decrease (increase) in other assets                                           57               (110)                (438)
Decrease in other liabilities                                                 --                 --                 (183)
                                                                        --------           --------             --------
Cash provided by (used in) financing activities                           (3,381)            14,659                3,889
                                                                        --------           --------             --------
Effect of foreign currency translation on cash                               103             (1,259)                (320)
                                                                        --------           --------             --------

Increase (decrease) in cash and cash equivalents during the year          (9,631)               459                 (269)
Cash and cash equivalents, beginning of year                               9,728                 97                  556
                                                                        --------           --------             --------
Cash and cash equivalents, end of year                                  $     97           $    556              $   287
                                                                        ========           ========             ========


SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                                           $ 12,392           $ 12,255             $ 11,733
                                                                        ========           ========             ========

Income taxes paid                                                       $    181           $    527             $    975
                                                                        ========           ========             ========




                             See accompanying notes

                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

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

BASIS OF CONSOLIDATION

         These consolidated financial statements include the accounts of Sparkling Spring and its wholly-owned subsidiaries, principally Nature Springs Water Company Limited, Spring Water Inc. and the subsidiaries referred to in note 4 (collectively referred to as the "Company"). Significant intercompany accounts and transactions have been eliminated on consolidation.

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

         Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to U.S. dollars at the following rates:


                                              1999         2000         2001
                                             ------       ------       ------

Canadian Dollars                             $0.693       $0.667       $0.628
U.K. Pounds Sterling                         $1.615       $1.495       $1.454

CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash on hand, cash in banks and cash equivalents, which are highly liquid investments with a maturity of three months or less when purchased.

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

UNEARNED REVENUE (NOTE 3)

         Unearned revenue represents the prepayment of cooler lease and bottled water charges. These amounts are recognized as revenue over the period to which the lease relates or the product is provided.

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

EARNINGS PER SHARE

         Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury method and is adjusted for the effect of the exercise of all outstanding options and warrants in accordance with SFAS 128. The weighted average shares calculated under this method for basic and diluted earnings per share are 1,389,188 (2000 - 1,389,188; 1999 - 1,389,188).

LEASES

         Leases are classified as capital or operating leases. Capital leases are recorded as assets when the substantial benefits and risks of ownership have been transferred to the Company. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest. For operating leases, rental payments are expensed as incurred.

USE OF ESTIMATES

         The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

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

NEW ACCOUNTING STANDARDS

         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations". SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method for transactions initiated after June 30, 2001. In July 2001, the FASB also issued Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 eliminates the current requirement to amortize goodwill, addresses the impairment testing for goodwill and intangible assets and addresses the amortization of intangible assets with a defined life. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Effective January 1, 2002, the Company will cease amortization of its goodwill balances. For the year ended December 31, 2001, amortization of goodwill was $1,270,000.

3.   CHANGE IN ACCOUNTING PRINCIPLES

         Commencing in 1999, the Company computed depreciation of fixed assets using the straight line method. Depreciation of fixed assets in prior years was computed using the declining balance method. The new method of depreciation was adopted to more appropriately amortize the cost of fixed assets over their estimated useful lives. The change in depreciation method was applied retroactively. The retroactive adjustment of $1.7 million (after reduction for income taxes of $0.9 million) is included in income in 1999.

         Commencing in 2001, amounts received in advance for water cooler rental leases have been deferred and recognized as revenue over the period of the lease. In prior years, the Company recorded revenue from water cooler rentals when billed. The new method of accounting for water cooler leases was adopted in 2001 to more appropriately match the revenues earned from water cooler leases to the period to which the lease relates. This accounting policy change was applied retroactively. The effect of the change in 2001 was to increase the loss before extraordinary items by approximately $109,000 ($0.08 per share). The retroactive adjustment of $3.2 million is deducted from income in 2001. The pro forma amounts adjusted for the effect of retroactive application of the new accounting policy for cooler rental revenues are not determinable as the required information is not readily available.

4.   ACQUISITIONS

         The acquisitions described below have been accounted for under the purchase method of accounting and accordingly the results of operations since the dates of acquisition have been included in the consolidated statements of operations.

2001

         During 2001 the Company completed the following acquisitions:



                                                                                  Acquisition        Interest       Acquisition
                    Company                                 Location                 Date            Acquired          Cost
                    -------                            -----------------------   -------------       --------      ------------
                                                                                                                      (000's)

Home and office bottled water assets of
CC Beverage (US) Corporation                           Burlington, Washington,   May, 2001              100%          $ 4,859
                                                       USA

Assets of the home and office bottled water
division of Canada's Choice                            Calgary, Edmonton,        November, 2001         100%            1,338
                                                       Alberta                                                        -------

                                                                                                                        6,197
Adjustment for  acquisitions  completed prior to 2001                                                                     153
                                                                                                                      -------

                                                                                                                      $ 6,350
                                                                                                                      =======

         The following summarizes the transactions (in thousands):


Net working capital                                                                                                   $  (174)
Fixed assets                                                                                                            4,958
Debt assumed                                                                                                           (1,256)
Goodwill                                                                                                                2,822
                                                                                                                      -------
Total cash consideration                                                                                              $ 6,350
                                                                                                                      =======


2000

         During 2000 the Company completed the following acquisitions:

                                                                                  Acquisition        Interest       Acquisition
                  Company                                   Location                 Date            Acquired          Cost
                  -------                            -----------------------     -------------       --------      ------------
                                                                                                                      (000's)
Mr. Softwater Ltd.                                     Calgary, Alberta          May, 2000              100%         $ 4,000

Rocky Mountain Springs Water, Inc.                     Edmonton, Alberta         July, 2000             100%             710


Assets of Sparta Water, Inc.                           Calgary, Edmonton,        August, 2000           100%             670
                                                       Grande Prairie,                                               -------
                                                       Alberta                                                         5,380

Adjustment for acquisitions completed prior to 2000                                                                     (133)
                                                                                                                     -------

                                                                                                                     $ 5,247
                                                                                                                     =======


         The following summarizes the transactions (in thousands):

Net working capital                                                                                                  $  (794)
Fixed assets                                                                                                           3,636
Goodwill                                                                                                               2,405
                                                                                                                     -------
Total cash consideration                                                                                             $ 5,247
                                                                                                                     =======

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
                                                                             ------
                                                                             $1,784
                                                                             ======


         The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of the home and office bottled water assets of CC Beverage (US) Corporation and Canada's Choice, Mr. Softwater Ltd., Rocky Mountain Springs Water, Inc. and the assets of Sparta Water, Inc had occurred at January 1, 2000. Balances of non-U.S. entities are translated into U.S. dollars at the average exchange rates prevailing in each of the respective years.


                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                    2000                  2001
                                                                 ---------             ---------
(thousands of dollars except per share amounts)

Total revenue                                                     $74,837               $76,309
Net loss before extraordinary items and cumulative
  effect of changes in accounting principles                       (1,957)               (4,641)
Net loss                                                             (897)               (7,363)
Basic loss per share                                                 0.65)                (5.30)


5.   ALLOWANCE FOR DOUBTFUL ACCOUNTS


(thousands of dollars)

Balance January 1, 1999                                       $ 1,915
Additions                                                       1,231
Write-offs                                                     (2,176)
                                                               ------
Balance December 31, 1999                                         970

Additions                                                       1,341
Write-offs                                                     (1,529)
                                                              -------
Balance December 31, 2000                                         782

Additions                                                         877
Write-offs                                                       (942)
                                                              -------
Balance December 31, 2001                                     $   717
                                                              =======



         Accounts receivable over 120 days, net of the allowance for doubtful accounts, was $595,000 at December 31, 2001 (2000 - $634,000, 1999 - $708,000)
representing 5.6% (2000 - 5.9%, 1999 - 6.5%) of total trade accounts receivable.

6.   INVENTORIES

                                                             2000         2001
                                                            ------       ------
(thousands of dollars)
Packaging materials                                         $  408      $  268
Coolers not yet in service                                     228         318
Goods for resale                                               563         554
Cooler parts                                                   271         262
Other                                                          165         106
                                                            ------      ------
                                                            $1,635      $1,508
                                                            ======      ======

7 .  FIXED ASSETS


                                                            2000                              2001
                                                 -------------------------         --------------------------
                                                               ACCUMULATED                        ACCUMULATED
                                                    COST      DEPRECIATION            COST       DEPRECIATION
(thousands of dollars)                           -------      ------------         -------       ------------


Land and well                                    $   628         $    17           $ 1,478          $    55
Buildings and roadways                             5,684             425             5,566              560
Coolers                                           31,607          17,248            33,809           19,290
Machinery and equipment                           11,908           5,489            13,086            6,155
Computer equipment and software                    3,635           2,729             3,975            3,187
Motor vehicles                                    10,428           4,250            14,167            6,388
Motor vehicles under capital lease                 2,286             992               692              212
Leasehold improvements                             2,386           1,225             2,529            1,675
Returnable bottles                                 9,914           6,259            11,501            8,015
                                                 -------         -------           -------          -------
                                                  78,476          38,634            86,803           45,537
Accumulated depreciation                          38,634                            45,537
                                                 -------                           -------
Net book value                                   $39,842                           $41,266
                                                 =======                           =======




8.   GOODWILL AND DEFERRED CHARGES


                                                            2000                              2001
                                                 -------------------------         --------------------------
                                                               ACCUMULATED                        ACCUMULATED
                                                    COST      DEPRECIATION            COST       DEPRECIATION
(thousands of dollars)                           -------      ------------         -------       ------------
Goodwill                                         $50,028         $4,936            $50,990         $ 6,003
Non-compete agreements                             2,392          1,483              2,370           2,370
Deferred financing costs                           4,094          1,321              4,038           1,744
Other                                                 94             54                109              68
                                                 -------         ------            -------         -------
                                                  56,608          7,794             57,507          10,185
Accumulated amortization                           7,794                            10,185
                                                 -------                           -------
Net book value                                   $48,814                           $47,322
                                                 =======                           =======



9.  OTHER ASSETS

                                                                                          2000          2001
                                                                                         -------       ------
(thousands of dollars)


Unsecured loan to parent company
  maturing September 2003, bearing interest at 15%,
  interest payable annually, principal due
  at maturity                                                                             $1,247       $1,657
Cross currency swap [note 14]                                                                732           --
Promissory note [note 21]                                                                    116          116
Other                                                                                         71           99
                                                                                          ------       ------
                                                                                          $2,166       $1,872
                                                                                          ======       ======


         Accrued interest on the loan to parent company of $ nil (2000 - $91,000) is included in accounts receivable.

10.  CURRENT PORTION OF LONG-TERM DEBT

                                                                                       2000          2001
                                                                                      ------        ------
(thousands of dollars)


Current portion of obligations
  under capital leases [note 11]                                                      $  557        $  695
Current portion of other debt [note 11]                                                  412           477
Current portion of obligations under non-compete agreements [note 12]                    123           100
Current portion of Acquisition and Term Loan Facilities [note 13]                      2,687         4,451
                                                                                      ------        ------
                                                                                      $3,779        $5,723
                                                                                      ======        ======


11.  OBLIGATIONS UNDER CAPITAL LEASES AND OTHER DEBT

         The obligations under capital leases are recorded net of the related imputed interest calculated at an average rate of 10%. Total minimum annual lease commitments are as follows (thousands of dollars):

                  2002                                                            $  831
                  2003                                                               666
                  2004                                                               391
                  2005                                                               315
                  2006                                                                95
                                                                                  ------
                                                                                   2,298
                  Less imputed interest                                              364
                                                                                  ------
                                                                                   1,934
                  Less portion due within one year                                   695
                                                                                  ------
                                                                                  $1,239
                                                                                  ======

Other debt consists of the following (tabular amounts in thousands of dollars):

                                                                                         2000          2001
                                                                                        ------        ------


Mortgage payable bearing interest at the UK base rate plus 1.5%
  repayable in monthly installments of principal
  and interest of (pound)15,992, maturing in 2010.                                      $2,006        $1,799
Unsecured term loan bearing interest at 9%, repayable in
  annual installments of principal and interest of
  $321,000, maturing 2002.                                                                 567           297
                                                                                        ------        ------
                                                                                         2,573         2,096
Less portion due within one year                                                           412           477
                                                                                        ------        ------
                                                                                        $2,161        $1,619
                                                                                        ======        ======


         The following repayment schedule represents the required annual principal repayments of other debt for the next five years (thousands of dollars):


                  2002                                        $477
                  2003                                         190
                  2004                                         201
                  2005                                         212
                  2006                                         223


12.  OBLIGATIONS UNDER NON-COMPETE AGREEMENTS

         Obligations under non-compete agreements are unsecured and are payable as follows (thousands of dollars):

                  2002                                        $100
                  2003                                          50
                  2004                                          50
                  2005                                          26
                                                              ----
                                                               226
                  Less portion due within one year             100
                                                              ----
                                                              $126
                                                              ====

13.  SENIOR BANK DEBT

         The Company has available a $37 million multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $10 million acquisition line maturing April 30, 2006 (the "Acquisition Facility") and a $12 million term loan maturing October 31, 2005 (the "Term Loan Facility") which was available for the Company to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. Subsequent to year-end, the Company's Operating Line Facility was renewed to April 30, 2003. The Acquisition Facility will be reduced by $1.5 million on April 30, 2002 and varying amounts annually thereafter to April 30, 2006. The Term Loan Facility will be reduced by $3.0 million on October 31, 2002 and varying amounts annually thereafter to October 31, 2005. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable. The average effective rate on the Company's Senior Bank Debt for 2001 was approximately 7.5% (2000 - 8.5%). Amounts outstanding at December 31, 2001 and 2000 are as follows (thousands of dollars):


        FACILITY                          INTEREST RATE                      2000           2001
        --------                          -------------                    -------        -------

        Operating Line                    Canadian Prime + 1 1/4%          $    --        $   228
        Operating Line                    US Prime + 1 1/4%                  2,000            614
        Operating Line                    US Prime - 1 1/2%                    498            746
        Operating Line                    UK Base Rate + 1%                  1,117          1,075
        Operating Line                    US Libor + 2 3/4%                     --          6,000
        Operating Line                    Sterling Libor + 2 3/4%            5,533          1,454
        Acquisition                       US Libor + 2 3/4%                     --          4,250
        Acquisition                       Sterling Libor + 2 3/4%            5,982          5,817
        Term Loan                         US Libor + 3 1/2%                  1,000          4,600
        Term Loan                         Canadian Prime + 2%               11,087          7,284
                                                                           -------        -------
                                                                            27,217         32,068
Less:  Current portion of Acquisition and Term Loan Facilities               2,687          4,451
                                                                           -------        -------
                                                                           $24,530        $27,617
                                                                           =======        =======


         At December 31, 2001, the Company had approximately $2.5 million (2000
- $2.6 million) in letters of credit outstanding which are pledged as collateral for outstanding bank operating lines in Scotland and the US.

14.  SUBORDINATED NOTES PAYABLE

                                                                                            2000          2001
                                                                                          -------       -------
(thousands of dollars)

Senior subordinated notes payable,
  maturing November 2007, bearing interest at
  11.5%, interest payable semi-annually, principal
  due at maturity                                                                         $83,600       $81,105
                                                                                          =======       =======


         In February 2001, Sparkling Spring Water Holdings Limited ("Holdings"), parent of Sparkling Spring, paid approximately $1.8 million plus accrued interest to repurchase $2.495 million face value of Sparkling Spring's outstanding Subordinated Notes Payable (the "Notes"). In May 2001, the Notes were contributed to Sparkling Spring as additional paid-in capital and the Notes were retired. A gain of $480,000 related to the repurchase and retirement of the Notes has been recorded net of applicable income taxes and costs incurred in connection with the issuance of the Notes (note 17).

         In 2000, the Company repurchased, in the public market, $4.5 million face value (1999 - $11.9 million) of its outstanding Notes. A gain of $1.1 million (1999 - $1.0 million) related to the repurchase of the Notes has been recorded, net of applicable income taxes and costs incurred with the issuance of the Notes (note 17).

         The approximate fair market value of the Notes was $63.3 million at December 31, 2001 (2000 - $55.2 million) based on quoted market prices.

         Each of the Company's subsidiary guarantors has fully and unconditionally guaranteed, on a senior subordinated basis, jointly and severally, to each holder of the Notes and the trustee under the indenture pursuant to which the Notes were issued, the full and prompt performance of the Company's obligations under the indenture and the Notes, including the payment of principal and interest on the Notes. The guarantees are subordinated to guarantor senior indebtedness (as defined in the indenture). As of December 31, 2001, the subsidiary guarantors had approximately $35.8 million (2000 - $30.6 million) of guarantor senior indebtedness outstanding including $32.1 million (2000 - $27.2 million) of outstanding Senior Bank Debt.

         Separate audited financial statements of the guarantor subsidiaries have not been provided as Sparkling Spring has no subsidiaries which are nonguarantor subsidiaries and does not believe that this information would be meaningful to investors. All of Sparkling Spring's subsidiaries are wholly owned. There are no restrictions as to the payment of dividends or loans by Sparkling Spring's subsidiaries to Sparkling Spring or as to the granting of any upstream guarantees not constituting a fraudulent conveyance or fraudulent transfer under applicable law.

         In 1997, the Company entered into a cross currency interest rate swap in pounds sterling which was scheduled to mature on November 15, 2003. In September 2000, the Company closed out this swap realizing cash proceeds of $4.1 million. Concurrent with the termination of the pounds sterling swap, the Company entered into a new $30 million U.S. three year cross currency interest rate swap in Canadian dollars (the "Canadian Swap"). In December 2000, the Company received cash proceeds of $0.9 million pursuant to entering into a mirror swap to the Canadian Swap (the "Mirror Swap"). The Canadian Swap and the Mirror Swap were transacted with a Canadian bank with a counter party credit rating of `AA Low' (Dominion Bond Rating Service). At December 31, 2000 the aggregate fair value of the Canadian Swap and the Mirror Swap was $0.7 million which was included in other assets (note 9) and other liabilities (note 15) respectively. In 2001, the Company closed out the Canadian Swap and the Mirror Swap for proceeds of nil.

         Interest expense in 2001 was reduced by nil (2000 - $4.4 million decrease, 1999 - $1.1 million decrease) as a result of the swap activity completed during the year.

15.  OTHER LIABILITIES


                                                     2000         2001
                                                     ----         ----
(thousands of dollars)
Cross currency swap [note 14]                         732           --
Other                                                 183           --
                                                     ----         ----
                                                     $915         $ --
                                                     ====         ====


16. CAPITAL STOCK

         There are warrants for 51,100 shares of Sparkling Spring outstanding. The warrants are exercisable for cash consideration of $0.01 each and have no expiry date. All outstanding warrants are owned by Holdings.

         The following summarizes the status of the Company's stock option plan.



                                                             NUMBER OF             RANGE OF               AVERAGE
                                                              OPTIONS           EXERCISE PRICE        EXERCISE PRICE
                                                             ---------          --------------        --------------

Outstanding and exercisable at December 31, 1999 and
2000                                                           47,787           $4.33 - 20.00              $6.29

EXPIRED                                                       (47,787)          $4.33 - 20.00              $6.29
------------------------------------------------------------------------------------------------------------------

Outstanding and exercisable at
December 31, 2001                                                 NIL                     N/A                N/A
------------------------------------------------------------------------------------------------------------------

         Holdings maintains a stock option plan for management and directors where options to acquire common shares are issued with strike prices approximating the estimated value of the shares at the date of issuance.

17.  EXTRAORDINARY ITEMS

         In February 2001, Holdings paid approximately $1.8 million plus accrued interest to repurchase $2.495 million face value of Sparkling Spring's outstanding Subordinated Notes Payable. In May 2001, the Notes were contributed to Sparkling Spring as additional paid-in capital and the Notes were retired. A gain of $480,000 related to the repurchase and retirement of the Notes has been recorded net of applicable income taxes of $139,000 and costs of $67,000 representing a write-off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

         In 2000, the Company paid $3.0 million (1999 - $9.9 million) to repurchase $4.5 million (1999 - $11.9 million) face value of its outstanding Notes. A gain of $1.1 million (1999 - $1.0 million) related to the repurchase of the Notes has been recorded, net of income taxes of $0.3 million (1999 - $0.5 million) and costs of $0.1 million (1999 - $0.5 million) representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Notes in November of 1997.

18.  NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES


(thousands of dollars)                                        1999              2000              2001
                                                             -----             ------            ------
(Increase) decrease in
   Accounts receivable                                       $(508)           $  (167)           $   11
   Inventories                                                 (97)              (153)              127
   Prepaid expenses                                           (133)              (630)              119
                                                             -----            -------            ------
                                                              (738)              (950)              257
                                                             -----            -------            ------

Increase (decrease) in
   Accounts payable and accrued liabilities                    450             (1,282)              722
   Income taxes payable                                        (27)                42               (41)
   Customer deposits                                           433                344               874
   Unearned revenue                                             --                 --             3,772
                                                             -----            -------           -------
                                                               856               (896)            5,327
                                                             -----            -------           -------
Net change in non-cash working
   capital balances                                            118             (1,846)            5,584

Less net working capital acquired
  on acquisitions [note 4]                                     (94)              (794)             (174)
Less change in accounting principle                             --                 --            (3,202)
Effect of translation                                          (19)              (150)              178
                                                             -----            -------           -------
                                                             $   5            $(2,790)          $ 2,386
                                                             =====            =======           =======


         Net working capital acquired on acquisitions has been excluded from cash flows from operations as it has been included in acquisitions in investing activities.

19.  OPERATING LEASE COMMITMENTS

         The Company is committed under operating leases for premises and vehicles extending for various periods to 2012. Future minimum lease payments are as follows:

(thousands of dollars)

                  2002                                            $1,545
                  2003                                             1,292
                  2004                                             1,244
                  2005                                             1,186
                  2006                                             1,128
                  Thereafter in aggregate                          2,578
                                                                  ------
                                                                  $8,973
                                                                  ======


         Lease costs of $1.8 million (2000 - $1.6 million; 1999 - $1.5 million) have been expensed during the year.

20.  INCOME TAXES

                  A reconciliation of the reported provision for income taxes to the equivalent provision based on the combined federal and provincial statutory income tax rates of 44% (2000 - 45%, 1999 - 45%) is as follows (thousands of dollars):

                                                              1999               2000              2001
                                                             -------            ------           -------
Provision for income taxes
  at statutory rates                                         $(2,221)           $ (233)          $(1,705)
Non-deductible expenses                                          385               379               588
Non-taxable portion of net gain on swaps                        (482)             (743)               --
Difference in foreign tax rates                                 (214)              (69)              135
Valuation allowance and other                                  2,069             1,164             1,591
                                                             -------            ------           -------
                                                             $  (463)           $  498           $   609
                                                             =======            ======           =======

The provision for income taxes includes (thousands of dollars):

                                                              1999             2000            2001
                                                              -----           -----           -----
Current income taxes    -  Canada                             $ 154           $ 805           $ 748
                        -  Foreign                               12              --              --
                                                              -----           -----           -----
                                                                166             805             748
                                                              -----           -----           -----

Deferred income taxes   -  Canada                              (617)           (307)           (139)
                        -  Foreign                              (12)             --              --
                                                              -----           -----           -----
                                                               (629)           (307)           (139)
                                                              -----           -----           -----
                                                              $(463)          $ 498           $ 609
                                                              =====           =====           =====

         The deferred tax asset is comprised of the following (thousands of dollars):

                                                                           2000             2001
                                                                         -------          -------
Excess (deficiency of) accounting expenses compared to tax               $  (387)         $   424
Non-capital loss carry forwards                                            6,425            8,376
Excess of tax over book depreciation                                      (1,804)            (124)
Other differences                                                           (334)              --
                                                                         -------          -------
                                                                           3,900            8,676
Valuation allowance                                                       (3,900)          (8,676)
                                                                         -------          -------
                                                                         $    --          $    --
                                                                         =======          =======

         The Company has non-capital losses available for carry forward that expire as follows (thousands of dollars):

                  2005                                       $4,804
                  2006                                        4,792
                  2007                                        4,024
                  2008                                        1,032
                  2019                                        2,223
                  2020                                        2,206
                  No expiry                                   1,411

21.  RELATED PARTY TRANSACTIONS

         The Company has entered into a management agreement (the "Agreement") with CF Capital Corporation ("CFCC"), a company affiliated by common significant shareholdings, and CFCC's shareholder and executive officer who is also a shareholder of Holdings. Under the terms of the Agreement, CFCC manages the operations of the Company and negotiates contracts, financial agreements and other arrangements. The Agreement provides that CFCC shall receive a base fee, which is adjusted yearly based on annual Company revenues. An annual bonus, calculated as a percentage of the base fee, is due to CFCC in the event the Company achieves certain targeted levels of per share earnings before depreciation, amortization and income taxes. Commencing in 2000, the obligation for all amounts owed by the Company pursuant to the Agreement were assumed by Holdings. The 1999 financial statements include fees of approximately $950,000 paid to CFCC which have been included in selling, delivery and administrative expenses.

         CFCC also receives fees for investment banking advisory services rendered to the Company in connection with successful acquisitions. In 2001, the Company paid CFCC $78,900 (2000 - $93,900; 1999 - $27,200) for investment banking advisory services which have been included in integration and related expenses. As at December 31, 2001 accounts payable includes $3,000 (2000 - $14,400) due to CFCC.

         During the year, Holdings acquired all of the outstanding shares of Pure Water Corporation ("Pure Water"), located in Seattle, Washington and Polaris Water Company Inc. ("Polaris"), located in Vancouver, Canada. Holdings then entered into a Customer Service Agreement with the Company whereby the Company will manage the approximate 20,000 home and office bottled water customers of Holding's Vancouver location and Holdings will manage the approximate 14,000 bottled water customers of the Company's Seattle location. In 2001, Holdings paid the Company $240,000 related to this Customer Service Agreement. As part of this Agreement, Holdings transferred to the Company certain assets related to its home and office bottled water operations. This transfer took place at carrying value. Included in accounts receivable at December 31, 2001 is $670,000 (2000 - nil) due from Pure Water and Polaris.

         In connection with the purchase of shares of common stock of the Company, a promissory note of $116,000 bearing interest at a rate of 6% was issued by an officer of the Company. The promissory note was scheduled to mature on January 31, 2002 with principal and interest due on that date. The promissory note was cancelled by the Company and replaced with a promissory note which bears interest at a rate of 6% and matures on January 31, 2003 with principal and interest due on that date. At the time of purchase, the purchased common shares of Sparkling Spring were pledged as security for the promissory note. Subsequently, the common shares of Sparkling Spring pledged as security for the promissory note were exchanged for common shares of Holdings, and the shares of Holdings acquired were pledged as security for the outstanding promissory note.

22.  SELLING, DELIVERY AND ADMINISTRATIVE EXPENSES

         Selling, delivery and administration expenses include advertising and promotional expenses of $1.5 million (2000 - $1.4 million; 1999 - $1.1 million).

23.  INTEGRATION AND RELATED EXPENSES

         The Company completed two acquisitions in 2001, three acquisitions in 2000 and one acquisition in 1999 (note 4). In integrating these acquisitions into the Company's existing business, non-recurring costs were incurred to reduce and relocate staff, convert the acquired business' computer systems, close acquired facilities and blend acquired customers into the Company's existing routes. The components of the acquisition, integration and related charges are as follows:


(thousands of dollars)                                            1999       2000       2001
                                                                  ----       ----      ------
Severance, relocation and related costs                           $ --       $ 20      $  323
Conversion of computer systems                                      11         59          65
Route blending                                                      30         30           8
Facility closure and other integration                              52        355       1,103
                                                                   ---       ----      ------
                                                                  $ 93       $464      $1,499
                                                                  ====       ====      ======


24.  INTEREST AND RELATED EXPENSES


(thousands of dollars)                                     1999           2000          2001
                                                          -------       -------       -------
Interest on long-term debt                                $12,110       $11,926       $11,823
Amortization of deferred financing costs                      623           540           456
Gain on swaps                                              (1,072)       (4,387)           --
                                                          -------       -------       -------
                                                          $11,661       $ 8,079       $12,279
                                                          =======       =======       =======


25.  SUMMARY OF BUSINESS SEGMENTS

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

         Segment information is summarized as follows:

(thousands of dollars)                                                    1999            2000            2001
                                                                         -------        --------        --------
Revenue
Canada                                                                  $ 25,199        $ 29,653        $ 35,076
United Kingdom                                                            25,002          24,713          24,818
United States                                                             13,717          14,930          14,937
                                                                        --------        --------        --------
                                                                        $ 63,918        $ 69,296        $ 74,831
                                                                        ========        ========        ========

Net income before depreciation,
  interest, income taxes, extraordinary
  items and cumulative effect of changes
  in accounting principles
Canada                                                                  $  6,720        $  8,433        $ 10,392
United Kingdom                                                             9,163           8,211           7,821
United States                                                              3,514           3,398           4,012
Unallocated corporate overhead                                            (2,353)         (1,313)           (755)
                                                                        --------        --------        --------
                                                                        $ 17,044        $ 18,729        $ 21,470
                                                                        ========        ========        ========

Total assets
Canada                                                                  $ 44,902        $ 46,150        $ 44,795
United Kingdom                                                            32,676          34,222          33,338
United States                                                             25,483          26,374          27,725
                                                                        --------        --------        --------
                                                                        $103,061        $106,746        $105,858
                                                                        ========        ========        ========

Average Exchange Rates:

Canadian Dollar                                                         $ 0.6730        $ 0.6732        $ 0.6457
U.K. Pounds Sterling                                                    $ 1.6172        $ 1.5156        $ 1.4396


26.  COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

27.  SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION


                                                                     AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2001
                                                             --------------------------------------------------------------
                                                              GROUP           GUARANTOR
                                                             LIMITED        SUBSIDIARIES     ELIMINATIONS      CONSOLIDATED
                                                             --------       ------------     ------------      ------------
Current assets                                               $  5,349         $ 10,049          $     --         $ 15,398
Non-current assets                                            121,107           56,853           (87,500)          90,460
                                                             --------         --------          --------         --------
TOTAL ASSETS                                                 $126,456         $ 66,902          $(87,500)        $105,858
                                                             ========         ========          ========         ========

Current liabilities                                          $ 14,504         $ 10,471          $     --         $ 24,975
Non-current liabilities                                       127,237           44,472           (60,003)         111,706
Equity (deficit)                                              (15,285)          11,959           (27,497)         (30,823)
                                                             --------         --------          --------         --------
TOTAL LIABILITIES AND EQUITY                                 $126,456         $ 66,902          $(87,500)        $105,858
                                                             ========         ========          ========         ========

REVENUE                                                      $ 37,829         $ 44,169          $ (7,167)        $ 74,831
EARNINGS (LOSS) FROM OPERATIONS                                 9,254            2,720            (3,570)           8,404
NET (LOSS) EARNINGS                                            (3,253)          (3,312)             (641)          (7,206)


                                                                     AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2000
                                                             --------------------------------------------------------------
                                                              GROUP           GUARANTOR
                                                             LIMITED        SUBSIDIARIES     ELIMINATIONS      CONSOLIDATED
                                                             --------       ------------     ------------      ------------
Current assets                                               $  6,590         $  9,334          $     --         $ 15,924
Non-current assets                                             80,630           91,510           (81,318)          90,822
                                                             --------         --------          --------         --------
TOTAL ASSETS                                                 $ 87,220         $100,844          $(81,318)        $106,746
                                                             ========         ========          ========         ========

Current liabilities                                          $  1,220         $ 17,515          $ (1,031)        $ 17,704
Non-current liabilities                                        85,516           75,256           (48,445)         112,327
Equity (deficit)                                                  484            8,073           (31,842)         (23,285)
                                                             --------         --------          --------         --------
TOTAL LIABILITIES AND EQUITY                                 $ 87,220         $100,844          $(81,318)        $106,746
                                                             ========         ========          ========         ========

REVENUE                                                      $  9,879         $ 70,366          $(10,949)        $ 69,296
EARNINGS (LOSS) FROM OPERATIONS                                 8,595            7,180            (8,214)           7,561
NET (LOSS) EARNINGS                                             3,446           (2,004)           (1,398)              44